Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the United States Securities and Exchange Commission under the United States Securities Exchange Act of 1934, as amended.

Preliminary and Subject to Completion, dated March 20, 2008

INFORMATION STATEMENT

Dr Pepper Snapple Group, Inc.

We are furnishing this information statement to the shareholders of Cadbury Schweppes plc (“Cadbury Schweppes”) in connection with the distribution of all of the outstanding shares of common stock of Dr Pepper Snapple Group, Inc. (“DPS”) to shareholders of Cadbury Schweppes. After the distribution is completed, DPS will be a separate company and will own and operate Cadbury Schweppes’ beverage business in the United States, Canada, Mexico and the Caribbean (the “Americas Beverages business”). Cadbury Schweppes’ global confectionery business and its other beverages business (located principally in Australia) will be owned and operated by Cadbury plc, a U.K. company, which will be the new publicly-traded parent company of Cadbury Schweppes.

On April 11, 2008, a shareholder vote to approve the distribution is scheduled to be held in the United Kingdom. If shareholders approve the separation and distribution, no further action by Cadbury Schweppes shareholders will be necessary for you to receive the shares of our common stock to which you are entitled in the distribution. You do not need to pay any consideration to DPS, Cadbury Schweppes or Cadbury plc. The distribution remains contingent on, among other things, the approval of Cadbury Schweppes shareholders and the court approval of certain matters in the United Kingdom. The final court approval is scheduled for May 6, 2008. Immediately after the distribution is completed, we will be an independent public company. We expect the distribution to occur on May 7, 2008. For additional details regarding the distribution, see “The Distribution” in this information statement.

All of our common stock is currently owned by Cadbury Schweppes. Accordingly, currently there is no public trading market for our common stock. We intend to apply to have our common stock authorized for listing on the New York Stock Exchange under the symbol “DPS.”

As you review this information statement, you should carefully consider the matters described in “Risk Factors” beginning on page 14 of this information statement.

Neither the United States Securities and Exchange Commission nor any U.S. state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is          , 2008.

This information statement is expected to be mailed to shareholders of Cadbury Schweppes on or about          , 2008.

In this information statement, references to “DPS,” “our company,” “we,” “us” and “our” refer to Dr Pepper Snapple Group, Inc. and its subsidiaries, references to “Cadbury Schweppes” refer to Cadbury Schweppes plc and its subsidiaries and references to “Cadbury plc” refer to Cadbury plc and its subsidiaries, except in each case where otherwise indicated or the context otherwise requires.

We were recently formed for the purpose of holding Cadbury Schweppes’ Americas Beverages business in connection with the separation and distribution described herein and had no operations prior to the separation and distribution. Our company was initially incorporated under the name CSAB Inc. The name of our company was changed from CSAB Inc. to Dr Pepper Snapple Group, Inc. on January 2, 2008.

The fiscal years presented in this information statement are the 52-week periods ended December 31, 2007 and 2006, which we refer to as ‘‘2007” and “2006,” respectively, the 52-week period ended January 1, 2006, which we refer to as “2005,” and 53-week period ended January 2, 2005, which we refer to as “2004.” Beginning in 2006, our fiscal year ends on December 31 of each year. In 2005 and 2004, the year end date represented the Sunday closest to December 31.

This information statement contains some of our owned or licensed trademarks, trade names and service marks, which we refer to as our brands. All of the product names and logos included in the information statement are either our registered trademarks or those of our licensors.

The market and industry data in this information statement is from the following independent industry sources: ACNielsen of the Nielsen Company (“ACNielsen”), Beverage Digest LLC (“Beverage Digest”) and Canadean Limited (“Canadean”). For a description of the different methodologies used by these sources (including the sales channels covered), see “Industry — Use of Market Data in this Information Statement.”

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INFORMATION STATEMENT SUMMARY

This summary highlights information contained elsewhere in this information statement. It is not complete and may not contain all the information that may be important to you. You should read the entire information statement carefully, especially the information presented under the heading “Risk Factors,” our unaudited pro forma combined financial statements and our audited combined financial statements included elsewhere in this information statement.

Our historical combined financial information has been prepared on a “carve-out” basis from Cadbury Schweppes’ consolidated financial statements using the historical results of operations, assets and liabilities, attributable to Cadbury Schweppes’ Americas Beverages business and including allocations of expenses from Cadbury Schweppes. Our unaudited pro forma combined financial information adjusts our historical combined financial information to give effect to our separation from Cadbury Schweppes, the distribution of our common stock and the related financing, each as described herein.

Our Company

We are a leading integrated brand owner, bottler and distributor of non-alcoholic beverages in the United States, Canada and Mexico with a diverse portfolio of flavored (non-cola) carbonated soft drinks (“CSDs”) and non-carbonated soft drinks (“non-CSDs”), including ready-to-drink teas, juices, juice drinks and mixers. We have some of the most recognized beverage brands in North America, with significant consumer awareness levels and long histories that evoke strong emotional connections with consumers.

The following table provides highlights about our company and our key brands:

Our Company

•   #1 flavored CSD company in the United States

•   More than 75% of our volume from brands that are either #1 or #2 in their category

•   #3 North American liquid refreshment beverage business

•   $5.7 billion of net sales in 2007 from the United States (89%), Canada (4%) and Mexico and the Caribbean (7%)

•   $1.0 billion of income from operations in 2007

Our Key Brands

•   #1 in its flavor category and #2 overall flavored CSD in the United States

•   Distinguished by its unique blend of 23 flavors and loyal consumer following

•   Flavors include regular, diet and “Soda Fountain Classics” line extensions

•   Oldest major soft drink in the United States, introduced in 1885

•   A leading ready-to-drink tea in the United States

•   Teas include premium Snapple teas and super premium white, green, red and black teas

•   Brand also includes premium juices, juice drinks and recently launched enhanced waters

•   Founded in Brooklyn, New York in 1972

•   #2 lemon-lime CSD in the United States
•   Re-launched in 2006 as the only major lemon-lime CSD with all-natural flavors and no artificial preservatives
•   Flavors include regular, diet and cherry
•   The original “Un-Cola,” created in 1929

•   #1 apple juice and #1 apple sauce brand in the United States
•   Juice products include apple and other fruit juices, Mott’s Plus and Mott’s for Tots
•   Apple sauce products include regular, unsweetened, flavored and organic
•   Brand began as a line of apple cider and vinegar offerings in 1876

• #1 orange CSD in the United States • Flavors include orange, diet and other fruits • Licensed to us as a soft drink by the Sunkist Growers Association since 1986

•   #1 fruit punch brand in the United States
•   Brand includes a variety of fruit flavored and reduced calorie juice drinks
•   Developed originally as an ice cream topping known as “Leo’s Hawaiian Punch” in 1934

• #1 root beer in the United States • Flavors include regular and diet root beer and cream soda • A classic all-American soda first sold at a veteran’s parade in 1919

• #1 ginger ale in the United States and Canada • Brand includes club soda, tonic and other mixers • Created in Toronto, Canada in 1904 and introduced in the United States in 1919

• #2 ginger ale in the United States and Canada • Brand includes club soda, tonic and other mixers • First carbonated beverage in the world, invented in 1783

• #1 grapefruit CSD in the United States and #2 grapefruit CSD in Mexico • Flavors include regular, diet and ruby red • Founded in 1938

• A leading spicy tomato juice brand in the United States, Canada and Mexico • Key ingredient in Canada’s popular cocktail, the Bloody Caesar • Created in 1969

• #1 carbonated mineral water brand in Mexico • Brand includes Flavors, Twist and Naturel • Mexico’s oldest mineral water, founded in 1928

• #1 portfolio of mixer brands in the United States • #1 mixer brand (Mr & Mrs T) in the United States • Leading mixers (Margaritaville and Rose’s) in their flavor categories

Note:  All information regarding the beverage market in the United States is from Beverage Digest, and, except as otherwise indicated, is from 2006. Certain limited United States beverage market information for 2007 is available from Beverage Digest and is contained herein, but in most instances 2006 information is the most recent available from Beverage Digest. All information regarding the beverage markets in Canada and Mexico is from Canadean and is from 2006. All information regarding our brand market positions in the United States is from ACNielsen and is based on retail dollar sales in 2007. All information regarding our brand market positions in Canada is from ACNielsen and is based on volume in 2007. All information regarding our brand market positions in Mexico is from Canadean and is based on volume in 2006. When 2006 information is used, it is the most recent information available from the applicable source. For a description of the different methodologies used by these sources (including sales channels covered), see “Industry — Use of Market Data in this Information Statement.”

We have built our business over the last 25 years, through a series of strategic acquisitions, into an integrated brand owner, bottler and distributor that is now the third largest liquid refreshment beverage company in North America (according to Beverage Digest and Canadean). Most recently, we acquired several bottling businesses in the United States, which provide us with more control over the bottling, distribution and route-to-market for our products. In 2007, we bottled and/or distributed approximately 45% of our total products sold in the United States (as measured by volume).

Our business is currently part of Cadbury Schweppes. Following our separation from Cadbury Schweppes, we will be an independent, publicly-traded company, and Cadbury Schweppes will not retain any ownership interest in us. In connection with the separation, we will enter into a number of agreements with Cadbury plc that will govern our relationship following the separation. These include agreements to provide each other with services during a transition period and indemnify each other against certain liabilities arising from our respective businesses and from the separation. For a more detailed description of the separation, see “The Distribution” and for a more detailed description of these agreements, see “Our Relationship with Cadbury plc After the Distribution.”

Our Industry

Total retail sales (i.e., sales to end consumers) in 2006 in the U.S. liquid refreshment beverage market were $106 billion, with CSDs accounting for 66.1%, non-CSDs (including ready-to-drink teas, juices, juice drinks and sports drinks) accounting for 19.7% and bottled water accounting for 14.2%. The U.S. liquid refreshment beverage market has grown over the last five years, with average annual volume growth of 3.9% between 2001 and 2006 and average annual retail sales growth of 5.1% over the same period. In 2006, CSD retail sales grew 2.9%, despite a 0.6% decline in volume. Within the CSD market segment, flavored CSDs increased their share (as measured by volume), from 40.1% in 2001 to 42.6% in 2006, and colas lost share from 59.9% in 2001 to 57.4% in 2006. According to the latest available information from Beverage Digest, in 2007 CSD retail sales increased 2.7% despite a 2.3% decline in volume. Non-CSDs have experienced strong volume growth over the last five years with their share of the U.S. liquid refreshment beverage market increasing from 12.7% in 2001 to 16.3% in 2006. Non-CSD volume and retail sales increased by 13.2% and 14.8%, respectively, in 2006, with strong growth in ready-to-drink teas, sports drinks and juice drinks. The Canadian and Mexican markets have exhibited broadly similar trends to those in the United States, except that Mexican CSD volume grew 4.9% in 2006 according to Canadean. All U.S. market and industry data set forth in this paragraph is from Beverage Digest. See “Industry — Use of Market Data in this Information Statement.”

Our Strengths

The key strengths of our business are:

Strong portfolio of leading, consumer-preferred brands.  We own a diverse portfolio of well-known CSD and non-CSD brands, which provides our bottlers, distributors and retailers with a wide variety of products and provides us with a platform for growth and profitability. We are the #1 flavored CSD company in the United States. In addition, we are the only major beverage concentrate manufacturer with year-over-year market share growth in the CSD market segment in each of the last four years. Our largest brand, Dr Pepper, is the #2 flavored CSD in the United States, according to ACNielsen, and our Snapple brand is a leading ready-to-drink tea. Overall, in 2007, more than 75% of our volume was generated by brands that hold either the #1 or #2 position in their category. The strength of our key brands has allowed us to launch innovations and brand extensions such as Dr Pepper Soda Fountain Classics, Mott’s for Tots and Snapple Antioxidant Waters.

Integrated business model.  We believe our brand ownership, bottling and distribution are more integrated than the U.S. operations of our principal competitors and that this differentiation provides us with a competitive advantage. Our integrated business model strengthens our route-to-market and enables us to improve focus on our brands. Our integrated business model also provides opportunities for net sales and profit growth through the alignment of the economic interests of our brand ownership and our bottling and distribution businesses.

Strong customer relationships.  Our brands have enjoyed long-standing relationships with many of our top customers. We sell our products to a wide range of customers, from bottlers and distributors to national retailers, large foodservice and convenience store customers. We have strong relationships with some of the largest bottlers and distributors, including those affiliated with The Coca-Cola Company (“Coca-Cola”) and PepsiCo, Inc. (“PepsiCo”), some of the largest and most important retailers, including Wal-Mart, Safeway, Kroger and Target, some of the largest foodservice customers, including McDonald’s, Yum! and Burger King, and convenience store customers, including 7-Eleven.

Attractive positioning within a large, growing and profitable market.  We hold the #3 position in each of the United States, Canada and Mexico, three of the top ten beverage markets by CSD volume, according to Beverage Digest and Canadean. In addition, we participate in many of the growing categories in the liquid refreshment beverage market, such as ready-to-drink teas. We do not participate significantly in colas, which have declined in CSD volume share from 70.0% in 1991 to 57.4% in 2006 in the United States, according to Beverage Digest. We also do not participate significantly in the bottled water market segment, which we believe is a highly competitive and generally low margin market segment.

Broad geographic manufacturing and distribution coverage.  As of December 31, 2007, we had 21 manufacturing facilities and more than 250 distribution centers in the United States, as well as 4 manufacturing facilities and more than 25 distribution centers in Mexico. These facilities use a variety of manufacturing processes. Following our recent bottling acquisitions and manufacturing investments, we now have greater geographic coverage with strategically located manufacturing and distribution capabilities, enabling us to better align our operations with our customers, reduce transportation costs and have greater control over the timing and coordination of new product launches.

Strong operating margins and significant, stable cash flows.  The breadth and strength of our brand portfolio have enabled us to generate strong operating margins which, combined with our relatively modest capital expenditures, have delivered significant and stable cash flows. These cash flows create stockholder value by enabling us to consider a variety of alternatives, such as investing in our business, reducing debt and returning capital to our stockholders.

Experienced executive management team.  Our executive management team has an average of more than 20 years of experience in the food and beverage industry. The team has broad experience in brand ownership, bottling and distribution, and enjoys strong relationships both within the industry and with major customers.

Our Strategy

The key elements of our business strategy are to:

Build and enhance leading brands.  We have a well-defined portfolio strategy to allocate our marketing and sales resources. We use an on-going process of market and consumer analysis to identify key brands that we believe have the greatest potential for profitable sales growth. For example, in 2006 and 2007, we continued to enhance the Snapple portfolio by launching brand extensions with functional benefits, such as super premium teas and juice drinks and Snapple Antioxidant Waters. We intend to continue to invest most heavily in our key brands to drive profitable and sustainable growth by strengthening consumer awareness, developing innovative products and brand extensions to take advantage of evolving consumer trends, improving distribution and increasing promotional effectiveness.

Focus on opportunities in high growth and high margin categories.  We are focused on driving growth in our business in selected profitable and emerging categories. These categories include ready-to-drink teas, energy drinks and other functional beverages. We also intend to capitalize on opportunities in these categories through brand extensions, new product launches and selective acquisitions of brand and distribution rights.

Increase presence in high margin channels and packages.  We are focused on improving our product presence in high margin channels, such as convenience stores, vending machines and small independent retail outlets, through increased selling activity and significant investments in coolers and other cold drink equipment. We also intend to increase demand for high margin products like single-serve packages for many of our key brands through increased promotional activity and innovation.

Leverage our integrated business model.  We believe our integrated brand ownership, bottling and distribution business model provides us opportunities for net sales and profit growth through the alignment of the economic interests of our brand ownership and our bottling and distribution businesses. We intend to leverage our integrated business model to reduce costs by creating greater geographic manufacturing and distribution coverage and to be more flexible and responsive to the changing needs of our large retail customers by coordinating sales, service, distribution, promotions and product launches.

Strengthen our route-to-market through acquisitions.  The acquisition and creation of our Bottling Group is part of our longer-term initiative to strengthen the route-to-market for our products. We believe additional acquisitions of regional bottling companies will broaden our geographic coverage in regions where we are currently under-represented and enhance coordination with our large retail customers.

Improve operating efficiency.  We believe our recently announced restructuring will reduce our selling, general and administrative expenses and improve our operating efficiency. In addition, the integration of recent acquisitions into our Bottling Group has created the opportunity to improve our manufacturing, warehousing and distribution operations.

Background and Reasons for the Distribution

On March 15, 2007, Cadbury Schweppes announced that it intended to separate its Americas Beverages business from its global confectionery business and its other beverages business (located principally in Australia). The board of directors of Cadbury Schweppes initially determined to simultaneously explore the potential for both a sale of our company to a third party and a distribution of our common stock to Cadbury Schweppes shareholders as alternatives for the separation of the businesses. After determining that difficult debt market conditions would not facilitate an acceptable sale process for the foreseeable future, Cadbury Schweppes announced on October 10, 2007 that it intended to focus on the separation of its Americas Beverages business through the distribution of the common stock of DPS to Cadbury Schweppes shareholders. On February 15, 2008, Cadbury Schweppes’ board of directors approved the distribution of our common stock to the shareholders of Cadbury Schweppes. Cadbury Schweppes believes that the separation of its Americas Beverages business from its global confectionery business and its other beverages business (located principally in Australia) will enhance value for stockholders of DPS and shareholders of Cadbury plc, the new parent company of Cadbury Schweppes, by creating significant opportunities and benefits, including:

•	allowing the management of each company to focus its efforts on its own business and strategic priorities;

•	enabling each company to allocate its capital more efficiently;

•	providing DPS with direct access to the debt and equity capital markets;

•	improving DPS’s ability to pursue strategic transactions through the use of shares of common stock as consideration;

•	enhancing DPS’s market recognition with investors; and

•	increasing DPS’s ability to attract and retain employees by providing equity compensation tied directly to its business.

For more information on the distribution, see “The Distribution.”

Risk Factors

Our new company faces both general and specific risks and uncertainties relating to our business, our separation from Cadbury Schweppes and our being a publicly-traded company following the distribution, which are described in “Risk Factors,” beginning on page 14.

Recent Developments

New Financing Arrangements

On March 10, 2008, we entered into arrangements with a group of lenders to provide us with an aggregate of $4.4 billion of financing. The new arrangements consist of a $2.4 billion senior credit agreement that provides a $1.9 billion term loan A facility and a $500 million revolving credit facility and a 364-day bridge credit agreement that provides a $2.0 billion bridge loan facility. We currently expect to borrow an aggregate of $3.9 billion under the term loan A facility and the bridge loan facility in connection with the separation. We currently intend, subject to prevailing market conditions, to replace all or a portion of the bridge loan facility with the proceeds from the issuance of one or more series of notes and/or an alternative term loan facility. See “Description of Indebtedness.”

New President and Chief Executive Officer

Larry Young was appointed President and Chief Executive Officer of Cadbury Schweppes’ Americas Beverages business on October 10, 2007. Mr. Young was previously our Chief Operating Officer, as well as President, Bottling Group, and has more than 30 years of experience in the bottling and beverages industry.

Organizational Restructuring

On October 10, 2007, we announced a restructuring of our organization intended to create a more efficient organization. This restructuring will result in a reduction of approximately 470 employees in our corporate, sales and supply chain functions and will include approximately 100 employees in Plano, Texas, 125 employees in Rye Brook, New York and 50 employees in Aspers, Pennsylvania. The remaining reductions will occur at a number of sites located in the United States, Canada and Mexico. The restructuring also includes the closure of two manufacturing facilities in Denver, Colorado (closed in December 2007) and Waterloo, New York (closed in March 2008). The employee reductions are expected to be completed by June 2008.

As a result of this restructuring, we recognized a charge of approximately $32 million in 2007. We expect to recognize a charge of approximately $21 million in 2008 related to this restructuring. We expect this restructuring to generate annual cost savings of approximately $68 million, most of which are expected to be realized in 2008 with the full annual benefit realized from 2009 onwards. Savings realized in 2007 were immaterial. As part of this restructuring, our Bottling Group segment has assumed management and operational control of our Snapple Distributors segment.

In 2007, we incurred a total of $76 million of restructuring costs, which included the $32 million related to the restructuring announced on October 10, 2007.

Accelerade Launch

We launched our new, ready-to-drink Accelerade sports drink in the first half of 2007. The launch represented an introduction of a new product into a new beverage category for us and was supported by significant national product placement and marketing investments. Net sales were below expectations despite these investments. We incurred an operating loss of approximately $55 million from the Accelerade launch in 2007, while marketing investments in other brands, predominantly Beverage Concentrate brands, were reduced by approximately $25 million. In addition, we incurred a $4 million impairment charge related to the Accelerade brand which represented the majority of the $6 million of impairment charges we incurred in 2007. Going forward, we intend to focus on marketing and selling Accelerade in a more targeted way to informed athletes, trainers and exercisers, and retailers that are frequented by these consumers, such as health and nutrition outlets, where we expect the product to be financially viable.

Glacéau Termination

Following its acquisition by Coca-Cola on August 30, 2007, Energy Brands, Inc. notified us that it was terminating our distribution agreements for glacéau products, including vitaminwater, fruitwater and smartwater, effective November 2, 2007. Pursuant to the terms of the agreements, we received a payment of approximately $92 million from Energy Brands, Inc. for this termination in December 2007, and we recorded a $71 million gain in 2007 in respect of this payment. Our 2007 glacéau net sales and contribution to income from operations were approximately $227 million and $40 million, respectively, and were reflected in our Bottling Group segment.

Questions and Answers About the Distribution

The information statement will not be distributed to shareholders until such a vote has occurred. For a more detailed description of the matters summarized below, see “The Distribution.”

What is the distribution?	The distribution is part of the process by which Cadbury Schweppes will separate its Americas Beverages business from its global confectionery business and its other beverages business (located principally in Australia). Although the separation and distribution have several steps, ultimately, holders of Cadbury Schweppes ordinary shares (and holders of American depositary receipts (“ADRs”) representing Cadbury Schweppes ordinary shares) will receive shares of common stock of Dr Pepper Snapple Group, Inc., a new company which will own Cadbury Schweppes’ Americas Beverages business, and shares of Cadbury plc, a new company which will own Cadbury Schweppes’ global confectionery business and its other beverages business (or ADRs representing such shares). These two companies will be independent from each other after the separation. We intend that the shares of our common stock will be listed on the New York Stock Exchange. It is also intended that the ordinary shares of Cadbury plc will be listed on the London Stock Exchange and ADRs representing its ordinary shares will be listed on the New York Stock Exchange.

How will the separation work?	Cadbury Schweppes currently intends to effect the separation and distribution through the following steps:

• Scheme of Arrangement.  Cadbury Schweppes intends to implement a corporate reorganization pursuant to which a new company, Cadbury plc, will become the holding company of Cadbury Schweppes. This corporate reorganization is known as a “scheme of arrangement” under UK law. Pursuant to the scheme of arrangement, all outstanding Cadbury Schweppes ordinary shares will be cancelled and holders of Cadbury Schweppes ordinary shares will receive Cadbury plc ordinary shares, which will represent the ongoing ownership interest in the global confectionery business and its other beverages business (located principally in Australia), and Cadbury plc “beverage shares,” which, ultimately, will entitle the holder to receive our common stock in connection with the distribution which we expect to be completed on May 7, 2008.

• Reduction of Capital and the Distribution of Our Common Stock.  Shortly after the scheme of arrangement becomes effective, Cadbury plc will cancel the Cadbury plc “beverage shares” (pursuant to a “reduction of capital” under UK law) and transfer its Americas Beverages business to us. In return for the transfer of the Americas Beverages business to us, we will distribute all of the shares of our common stock to the holders of Cadbury plc “beverage shares.”

For additional information on the distribution, see “The Distribution — Reorganization of Cadbury Schweppes and Distribution of Shares of Our Common Stock” and “The Distribution — Manner of Effecting the Distribution.”

What will the relationship of Dr Pepper Snapple Group, Inc. and Cadbury plc be after the distribution?	We and Cadbury plc will each be independent, publicly-traded companies with separate management teams and boards of directors. Pursuant to the scheme of arrangement, Cadbury Schweppes will become a subsidiary of Cadbury plc.

Prior to the distribution, we will enter into agreements with Cadbury Schweppes to provide each other with services during a transition period and indemnify each other against certain liabilities arising from our respective businesses and from the separation. For additional information on our relationship with Cadbury plc after the distribution, see “Our Relationship with Cadbury plc After the Distribution.”

When will the distribution be completed?	We expect the distribution to be completed on May 7, 2008.

What is the record date for the distribution of our shares of common stock?	The record date for the distribution of shares of our common stock is expected to be May 1, 2008.

What do Cadbury Schweppes shareholders and holders of ADRs have to do to participate in the distribution?	A shareholder vote to approve the separation and distribution is scheduled to be held in the United Kingdom on April 11, 2008. If shareholders approve the separation and distribution, no further action by Cadbury Schweppes shareholders or holders of Cadbury Schweppes ADRs is necessary for you to receive the shares of our common stock to which you are entitled in the distribution. You do not need to pay any consideration to us, Cadbury Schweppes or Cadbury plc. The distribution will remain contingent on the approval of the High Court of Justice of England and Wales, as well as certain other conditions described in “The Distribution” and summarized below under “— What are the conditions to the distribution?”

How many shares of our common stock will Cadbury Schweppes shareholders and holders of ADRs receive?	We will distribute 0.12 shares of our common stock for each Cadbury Schweppes ordinary share held at the Scheme Record Time or 0.48 shares of our common stock for each Cadbury Schweppes ADR held at the Depositary Record Time (as defined under “The Distribution”). Based on approximately 2.1 billion Cadbury Schweppes ordinary shares outstanding as of March 13, 2008, a total of approximately 253.4 million shares of our common stock will be distributed. For additional information on the distribution, see “The Distribution — Results of the Distribution.”

What are the tax consequences of the receipt of Cadbury plc ordinary shares or Cadbury plc ADRs and our common stock by holders of Cadbury Schweppes ordinary shares?	The receipt of Cadbury plc ordinary shares and shares of our common stock should not constitute a disposal by a holder of Cadbury Schweppes ordinary shares for U.K. tax purposes, and so no chargeable gain or allowable loss should arise for U.K. tax purposes. Where the amount of cash received in lieu of a fractional share of our common stock is “small” as compared to the value of the holding, a U.K. Holder (as defined under “Material Tax Considerations — U.K. Holders”) may treat the cash received as a deduction from the base cost of the holding of common stock, rather than as a partial disposal of the common stock.

In the case of any U.K. Holder who, alone or together with persons connected with him, holds more than 5% of, or any class of, shares in or debentures of Cadbury Schweppes, it is a condition for this treatment that the separation and distribution are being effected for bona fide commercial reasons and do not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is an avoidance of liability to U.K. corporation tax or capital gains tax.

Cadbury Schweppes has requested a private letter ruling from the U.S. Internal Revenue Service (the “IRS”) that subject to the facts, representations and qualifications contained therein, your receipt of Cadbury plc ordinary shares and our common stock (along with certain related restructuring transactions) will qualify for non-recognition treatment under Sections 355 and 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). Under such treatment, a holder of Cadbury Schweppes ordinary shares or Cadbury Schweppes ADRs who is a U.S. person for U.S. federal income tax purposes will not incur U.S. federal income tax upon the receipt of Cadbury plc ordinary shares or Cadbury plc ADRs and our common stock. Any cash received in lieu of a fractional share of Cadbury plc ordinary shares or our common stock will generally be treated as capital gain or loss.

See “Material Tax Considerations.”

What are the conditions to the distribution?	The distribution is subject to a number of conditions, including, among others, the approval of Cadbury Schweppes shareholders and the High Court of Justice of England and Wales, the Securities and Exchange Commission (the “SEC”) declaring effective the registration statement of which this information statement forms a part and the completion of the financing related to the distribution. See “The Distribution.”

Does Dr Pepper Snapple Group, Inc. intend to pay dividends on the common stock?	We currently intend to retain cash generated from our business to repay our debt and for other corporate purposes and do not currently anticipate paying any cash dividends in the short term. In the long term, we intend to invest in our business and return excess cash to our stockholders. See “Dividend Policy.”

Will Dr Pepper Snapple Group, Inc. incur any debt prior to or at the time of the distribution?	On March 10, 2008, we entered into arrangements with a group of lenders to provide us with an aggregate of $4.4 billion of financing. The new arrangements consist of a $2.4 billion senior credit agreement that provides a $1.9 billion term loan A facility and a $500 million revolving credit facility and a 364-day bridge credit agreement that provides a $2.0 billion bridge loan facility. We currently expect to borrow an aggregate of $3.9 billion under the term loan A facility and the bridge loan facility in connection with the separation which, together with our cash on hand, will be used to settle with Cadbury Schweppes related party debt and other balances, reduce Cadbury Schweppes’ net investment in us, purchase certain assets from Cadbury Schweppes related to our business, pay $100 million of fees and expenses related to the new credit facilities and provide us with $100 million of cash on hand immediately after the separation.

We currently intend, subject to prevailing market conditions, to replace all or a portion of the bridge loan facility with the proceeds from the issuance of one or more series of notes and/or an alternative term loan facility. See “Description of Indebtedness” and “Risk Factors — Risks Related to Our Business — After our separation from Cadbury Schweppes, we will have a significant amount of debt, which could adversely affect our business and our ability to meet our obligations.”

Where will trading begin in the common stock?	There is no current trading market for our common stock. We intend to apply to have our common stock authorized for listing on the New York Stock Exchange under the symbol “DPS.” After this listing, shares of our common stock will generally be freely-tradable. For additional information regarding the trading of our common stock, see “Risk Factors — Risks Related to Our Common Stock” and “The Distribution — Market for Our Common Stock.”

What will happen to the listing of Cadbury Schweppes ordinary shares and ADRs?	Once the scheme of arrangement becomes effective, Cadbury Schweppes ordinary shares and Cadbury Schweppes ADRs will be delisted from the London Stock Exchange and the New York Stock Exchange, respectively. Ordinary shares of Cadbury plc, the new parent company of Cadbury Schweppes, will be listed on the London Stock Exchange under the symbol “CBRY” and the Cadbury plc ADRs will be listed on the New York Stock Exchange under the symbol “CBY.” See “The Distribution — Reorganization of Cadbury Schweppes and Distribution of Shares of Our Common Stock.”

Are there risks associated with owning Dr Pepper Snapple Group, Inc. common stock?	Our new company will face both general and specific risks and uncertainties relating to our business, our separation from, and ongoing relationship with, Cadbury plc and our being a publicly-traded company following the distribution. You should read carefully “Risk Factors,” beginning on page 14.

Who do I contact for information regarding Dr Pepper Snapple Group, Inc. and the distribution?	You should direct inquiries relating to the distribution to:

Dr Pepper Snapple Group, Inc. 5301 Legacy Drive Plano, TX 75024 Attention: Aly Noormohamed, SVP, Investor Relations Tel: (972) 673-6050

After the distribution, the transfer agent and registrar for our common stock will be:

Computershare Trust Company, N.A. 250 Royall Street Canton, MA 02021 Attention: Jennifer LaGrow Tel: (781) 575-2000

Corporate Information

We were incorporated in Delaware on October 24, 2007. The address of our principal executive offices is 5301 Legacy Drive, Plano, Texas 75024. Our telephone number is (972) 673-7000. We were formed for the purpose of holding Cadbury Schweppes’ Americas Beverages business in connection with the separation and distribution described herein and will have no operations prior to the separation and distribution.

Summary Historical and Unaudited Pro Forma Combined Financial Data

The following table presents our summary historical and unaudited pro forma combined financial data. Our summary historical combined financial data presented below as of December 31, 2007 and 2006 and January 1, 2006 (the last day of fiscal 2005) and for the three fiscal years 2007, 2006 and 2005 have been derived from our audited combined financial statements, included elsewhere in this information statement.

Our historical financial data have been prepared on a “carve-out” basis from Cadbury Schweppes’ consolidated financial statements using the historical results of operations, assets and liabilities attributable to Cadbury Schweppes’ Americas Beverages business and including allocations of expenses from Cadbury Schweppes. This historical Cadbury Schweppes’ Americas Beverages information is our predecessor financial information. The results included below and elsewhere in this information statement are not necessarily indicative of our future performance and do not reflect our financial performance had we been an independent, publicly-traded company during the periods presented. You should read this information along with the information included in “Unaudited Pro Forma Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited combined financial statements and the related notes thereto included elsewhere in this information statement.

On May 2, 2006, we acquired approximately 55% of the outstanding shares of Dr Pepper/Seven Up Bottling Group, Inc. (“DPSUBG”), which combined with our pre-existing 45% ownership, resulted in our full ownership of DPSUBG. DPSUBG’s results have been included in the individual line items within our combined financial statements beginning on May 2, 2006. Prior to this date, the existing investment in DPSUBG was accounted for under the equity method and reflected in the line item captioned “equity in earnings of unconsolidated subsidiaries, net of tax.” In addition, on June 9, 2006 we acquired the assets of All American Bottling Company, on August 7, 2006 we acquired Seven Up Bottling Company of San Francisco and on July 11, 2007 we acquired Southeast-Atlantic Beverage Corp. (“SeaBev”). Each of these four acquisitions is included in our combined financial statements beginning on its date of acquisition. As a result, our financial data is not necessarily comparable on a period-to-period basis.

The summary unaudited pro forma combined financial data has been prepared to give effect to:

•	the contribution by Cadbury Schweppes to us of its Americas Beverages business;

•	the distribution of our common stock to Cadbury Schweppes shareholders;

•	the purchase by us from Cadbury Schweppes of software and intangible assets related to our foreign operations for an aggregate of $317 million in cash;

•	the borrowing by us of $3.9 billion under our new credit facilities;

•	the payment by us of $100 million of fees and expenses related to our new credit facilities;

•	the settlement with Cadbury Schweppes of related party debt and other balances and the elimination of Cadbury Schweppes’ net investment in us; and

•	other adjustments as described in the notes to the unaudited pro forma combined financial data.

Due to the relatively small size of the 2007 SeaBev acquisition, no adjustments have been reflected in this summary unaudited pro forma combined financial data for this acquisition.

The unaudited pro forma combined balance sheet data as of December 31, 2007 has been prepared as though the separation, distribution and related financing transactions occurred on December 31, 2007. The unaudited pro forma combined statement of operations data for 2007 has been prepared as though the separation, distribution and related financing transactions occurred on January 1, 2007. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. The unaudited pro forma combined financial statements are for informational purposes only and are not necessarily indicative of what our financial performance would have been had the transactions reflected therein been completed on the dates assumed. They may not reflect the financial performance that would have resulted had we been operating as an independent, publicly-traded company during those periods. In addition, they are not indicative of our future financial performance. For further information regarding the pro forma adjustments described above, see “Unaudited Pro Forma Combined Financial Data” and our audited combined financial statements and related notes thereto included elsewhere in this information statement.

	Pro Forma	Historical
	2007	2007	2006	2005

Statements of Operations Data:	(In millions, except per share data)
Net sales	$5,748	$5,748	$4,735	$3,205
Cost of sales	2,617	2,617	1,994	1,120

Gross profit	3,131	3,131	2,741	2,085
Selling, general and administrative expenses	2,018	2,018	1,659	1,179
Depreciation and amortization	100	98	69	26
Impairment of intangible assets	6	6	—	—
Restructuring costs	76	76	27	10
Gain on disposal of property and intangible assets	(71)	(71)	(32)	(36)

Income from operations	1,002	1,004	1,018	906
Interest expense	363	253	257	210
Interest income	(4)	(64)	(46)	(40)
Other expense (income)	(13)	(2)	2	(51)

Income before provision for income taxes, equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy	656	817	805	787
Provision for income taxes	272	322	298	321

Income before equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy	384	495	507	466
Equity in earnings of unconsolidated subsidiaries	2	2	3	21

Income before cumulative effect of change in accounting policy	386	497	510	487
Cumulative effect of change in accounting policy, net of tax	—	—	—	10

Net income	$386	$497	$510	$477

Earnings per share — basic(1)	$1.52
Earnings per share — diluted(2)	$1.52
Balance Sheets Data:
Cash and cash equivalents	$100	$67	$35	$28
Total assets	9,505	10,528	9,346	7,433
Current portion of long-term debt	2,190	126	708	404
Long-term debt	1,729	2,912	3,084	2,858
Other non-current liabilities, including deferred tax liabilities	1,806	1,460	1,321	1,013
Total invested equity	2,936	5,021	3,250	2,426

	Historical
	2007	2006	2005
	(In millions)
Statements of Cash Flows Data:
Cash provided by (used in):
Operating activities	$603	$581	$583
Investing activities	(1,087)	(502)	283
Financing activities	515	(72)	(815)
Depreciation expense(3)	120	94	48
Amortization expense(3)	49	45	31
Capital expenditures	(230)	(158)	(44)
Other Financial Data:
EBITDA(4)	$1,177	$1,158	$1,047

(1)	The number of shares used to compute pro forma earnings per share — basic is 253.4 million, which is the number of shares of our common stock assumed to be outstanding on the distribution date, based on a distribution ratio of 0.12 shares of our common stock for every Cadbury Schweppes ordinary share as of March 13, 2008.

(2)	The number of shares used to compute pro forma earnings per share — diluted will be the number of basic shares referenced in note (1) above plus any potential dilution from issuances under stock-based awards granted under our stock-based compensation plans. There will be no potentially dilutive securities outstanding on separation. In the ordinary course of business post separation, we expect to issue stock-based awards under our stock-based compensation plans which, when issued, will be dilutive in future periods.

(3)	The depreciation and amortization expenses reflected in this section of the table represent our total depreciation and amortization expenses as reflected on our combined statements of cash flows. Depreciation and amortization expenses in our combined statements of operations data are reflected in various line items including “depreciation and amortization,” “cost of sales” and “selling, general and administrative expenses.”

(4)	EBITDA is defined as net income before interest expense, interest income, provision for income taxes, depreciation and amortization. EBITDA is a measure commonly used by financial analysts in evaluating a company’s liquidity. Accordingly, we believe that EBITDA may be useful for investors in assessing our ability to meet our debt service requirements. EBITDA is not a recognized measurement under U.S. GAAP. When evaluating liquidity, investors should not consider EBITDA in isolation of, or as a substitute for, measures of liquidity as determined in accordance with U.S. GAAP, such as net income or net cash provided by operating activities. EBITDA may have material limitations as a liquidity measure because it excludes interest expense, interest income, taxes and depreciation and amortization. Other companies may calculate EBITDA differently, and therefore our EBITDA may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to net income is provided below.

	Historical
	2007	2006	2005
	(In millions)

Net income	$497	$510	$477
Interest expense	253	257	210
Interest income	(64)	(46)	(40)
Income taxes	322	298	321
Depreciation expense	120	94	48
Amortization expense	49	45	31

EBITDA	$1,177	$1,158	$1,047

RISK FACTORS

Ownership of our common stock involves risk. You should understand and carefully consider the risks below, as well as all of the other information contained in this information statement, including our financial statements and the related notes. Some of the risks relate to our business while others relate to our separation from Cadbury Schweppes and ownership of our common stock. Our business may be adversely affected by risks and uncertainties not currently known to us. If any of these risks or uncertainties develop into actual events, our business and financial performance (including our financial condition, results of operations and cash flows) could be materially and adversely affected, and the trading price of our common stock could decline.

Risks Related to Our Business

We operate in highly competitive markets.

Our industry is highly competitive. We compete with multinational corporations with significant financial resources, including Coca-Cola and PepsiCo. These competitors can use their resources and scale to rapidly respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities. We also compete against a variety of smaller, regional and private label manufacturers. Smaller companies may be more innovative, better able to bring new products to market and better able to quickly exploit and serve niche markets. Our inability to compete effectively could result in a decline in our sales. As a result, we may have to reduce our prices or increase our spending on marketing, advertising and product innovation. Any of these could negatively affect our business and financial performance.

We may not effectively respond to changing consumer preferences, trends, health concerns and other factors.

Consumers’ preferences can change due to a variety of factors, including aging of the population, social trends, negative publicity, economic downturn or other factors. For example, consumers are increasingly concerned about health and wellness, and demand for regular CSDs has decreased as consumers have shifted towards low or no calorie soft drinks and, increasingly, to non-CSDs, such as water, ready-to-drink teas and sports drinks. If we do not effectively anticipate these trends and changing consumer preferences, then quickly develop new products in response, our sales could suffer. Developing and launching new products can be risky and expensive. We may not be successful in responding to changing markets and consumer preferences, and some of our competitors may be better able to respond to these changes, either of which could negatively affect our business and financial performance.

Costs for our raw materials may increase substantially.

The principal raw materials we use in our business are aluminum cans and ends, glass bottles, PET bottles and caps, paperboard packaging, high fructose corn syrup (“HFCS”) and other sweeteners, juice, fruit, electricity, fuel and water. The cost of the raw materials can fluctuate substantially. For example, aluminum, glass, PET and HFCS prices increased significantly in recent periods. In addition, we are significantly impacted by increases in fuel costs due to the large truck fleet we operate in our distribution businesses. Under many of our supply arrangements, the price we pay for raw materials fluctuates along with certain changes in underlying commodities costs, such as aluminum in the case of cans, natural gas in the case of glass bottles, resin in the case of PET bottles and caps, corn in the case of HFCS and pulp in the case of paperboard packaging. We expect these increases to continue to exert pressure on our costs and we may not be able to pass along any such increases to our customers or consumers, which could negatively affect our business and financial performance.

Certain raw materials we use are available from a limited number of suppliers and shortages could occur.

Some raw materials we use, such as aluminum cans and ends, glass bottles, PET bottles, HFCS and other ingredients, are available from only a few suppliers. If these suppliers are unable or unwilling to meet our requirements, we could suffer shortages or substantial cost increases. Changing suppliers can require long lead times. The failure of our suppliers to meet our needs could occur for many reasons, including fires, natural disasters, weather, manufacturing problems, disease, crop failure, strikes, transportation interruption, government regulation, political instability and terrorism. A failure of supply could also occur due to suppliers’ financial difficulties, including bankruptcy. Some of these risks may be more acute where the supplier or its plant is located in riskier or less-developed countries or regions. Any significant interruption to supply or cost increase could substantially harm our business and financial performance.

Substantial disruption to production at our beverage concentrates or other manufacturing facilities could occur.

A disruption in production at our beverage concentrates manufacturing facility, which manufactures almost all of our concentrates, could have a material adverse effect on our business. In addition, a disruption could occur at any of our other facilities or those of our suppliers, bottlers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, manufacturing problems, disease, strikes, transportation interruption, government regulation or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and financial performance.

Our products may not meet health and safety standards or could become contaminated.

We have adopted various quality, environmental, health and safety standards. However, our products may still not meet these standards or could otherwise become contaminated. A failure to meet these standards or contamination could occur in our operations or those of our bottlers, distributors or suppliers. This could result in expensive production interruptions, recalls and liability claims. Moreover, negative publicity could be generated from false, unfounded or nominal liability claims or limited recalls. Any of these failures or occurrences could negatively affect our business and financial performance.

Our facilities and operations may require substantial investment and upgrading.

We are engaged in an ongoing program of investment and upgrading in our manufacturing, distribution and other facilities. We expect to incur substantial costs to upgrade or keep up-to-date various facilities and equipment or restructure our operations, including closing existing facilities or opening new ones. If our investment and restructuring costs are higher than anticipated or our business does not develop as anticipated to appropriately utilize new or upgraded facilities, our costs and financial performance could be negatively affected.

Weather and climate changes could adversely affect our business.

Unseasonable or unusual weather or long-term climate changes may negatively impact the price or availability of raw materials, energy and fuel, and demand for our products. Unusually cool weather during the summer months may result in reduced demand for our products and have a negative effect on our business and financial performance.

We depend on a small number of large retailers for a significant portion of our sales.

Food and beverage retailers in the United States have been consolidating. Consolidation has resulted in large, sophisticated retailers with increased buying power. They are in a better position to resist our price increases and demand lower prices. They also have leverage to require us to provide larger, more tailored promotional and product delivery programs. If we, and our bottlers and distributors, do not successfully provide appropriate marketing, product, packaging, pricing and service to these retailers, our product availability, sales and margins could suffer. Certain retailers make up a significant percentage of our products’ retail volume, including volume sold by our bottlers and distributors. For example, Wal-Mart Stores, Inc., the largest retailer of our products, represented approximately 10% of our net sales in 2007. Some retailers also offer their own private label products that compete with some of our brands. The loss of sales of any of our products in a major retailer could have a material adverse effect on our business and financial performance.

We depend on third-party bottling and distribution companies for a substantial portion of our business.

We generate a substantial portion of our net sales from sales of beverage concentrates to third-party bottling companies. During 2007, approximately two-thirds of our beverage concentrates volume was sold to bottlers that we do not own. Some of these bottlers are partly owned by our competitors, and much of their business comes from selling our competitors’ products. In addition, some of the products we manufacture are distributed by third parties. As independent companies, these bottlers and distributors make their own business decisions. They may have the right to determine whether, and to what extent, they produce and distribute our products, our competitors’ products and their own products. They may devote more resources to other products or take other actions detrimental to our brands. In most cases, they are able to terminate their bottling and distribution arrangements with us without cause. We may need to increase support for our brands in their territories and may not be able to pass on price increases to them. Their financial condition could also be adversely affected by conditions beyond our control and our business could suffer. Any of these factors could negatively affect our business and financial performance.

Our intellectual property rights could be infringed or we could infringe the intellectual property rights of others and adverse events regarding licensed intellectual property, including termination of distribution rights, could harm our business.

We possess intellectual property that is important to our business. This intellectual property includes ingredient formulas, trademarks, copyrights, patents, business processes and other trade secrets. See “Business — Intellectual Property and Trademarks” for more information. We and third parties, including competitors, could come into conflict over intellectual property rights. Litigation could disrupt our business, divert management attention and cost a substantial amount to protect our rights or defend ourselves against claims. We cannot be certain that the steps we take to protect our rights will be sufficient or that others will not infringe or misappropriate our rights. If we are unable to protect our intellectual property rights, our brands, products and business could be harmed.

We also license various trademarks from third parties and license our trademarks to third parties. In some countries, other companies own a particular trademark which we own in the United States, Canada or Mexico. For example, the Dr Pepper trademark and formula is owned by Coca-Cola in certain other countries. Adverse events affecting those third parties or their products could affect our use of the trademark and negatively impact our brands.

In some cases, we license products from third-parties which we distribute. The licensor may be able to terminate the license arrangement upon an agreed period of notice, in some cases without payment to us of any termination fee. The termination of any material license arrangement could adversely affect our business and financial performance. For example, following its acquisition by Coca-Cola on August 30, 2007, Energy Brands, Inc. notified us that it was terminating our distribution agreement for glacéau products.

Litigation or legal proceedings could expose us to significant liabilities and damage our reputation.

We are party to various litigation claims and legal proceedings. We evaluate these claims and proceedings to assess the likelihood of unfavorable outcomes and estimate, if possible, the amount of potential losses. We may establish a reserve as appropriate based upon assessments and estimates in accordance with our accounting policies. We base our assessments, estimates and disclosures on the information available to us at the time and rely on legal and management judgment. Actual outcomes or losses may differ materially from assessments and estimates. Actual settlements, judgments or resolutions of these claims or proceedings may negatively affect our business and financial performance. For more information, see “Business — Legal Matters.”

We may not comply with applicable government laws and regulations, and they could change.

We are subject to a variety of federal, state and local laws and regulations in the United States, Canada, Mexico and other countries in which we do business. These laws and regulations apply to many aspects of our business including the manufacture, safety, labeling, transportation, advertising and sale of our products. See “Business — Regulatory Matters” for more information regarding many of these laws and regulations. Violations of these laws or regulations could damage our reputation and/or result in regulatory actions with substantial penalties. In addition, any significant change in such laws or regulations or their interpretation, or the introduction of higher standards or more stringent laws or regulations, could result in increased compliance costs or capital expenditures. For example, changes in recycling and bottle deposit laws or special taxes on soft drinks or ingredients could increase our costs. Regulatory focus on the health, safety and marketing of food products is increasing. Certain state warning and labeling laws, such as California’s “Prop 65,” which requires warnings on any product with substances that the state lists as potentially causing cancer or birth defects, could become applicable to our products. Some local and regional governments and school boards have enacted, or have proposed to enact, regulations restricting the sale of certain types of soft drinks in schools. Any violations or changes of regulations could have a material adverse effect on our profitability, or disrupt the production or distribution of our products, and negatively affect our business and financial performance.

We may not be able to renew collective bargaining agreements on satisfactory terms, or we could experience strikes.

Approximately 5,000 of our employees, many of whom are at our key manufacturing locations, are covered by collective bargaining agreements. These agreements typically expire every three to four years at various dates. We may not be able to renew our collective bargaining agreements on satisfactory terms or at all. This could result in strikes or work stoppages, which could impair our ability to manufacture and distribute our products and result in a substantial loss of sales. The terms of existing or renewed agreements could also significantly increase our costs or negatively affect our ability to increase operational efficiency.

We could lose key personnel or may be unable to recruit qualified personnel.

Our performance significantly depends upon the continued contributions of our executive officers and key employees, both individually and as a group, and our ability to retain and motivate them. Our officers and key personnel have many years of experience with us and in our industry and it may be difficult to replace them. If we lose key personnel or are unable to recruit qualified personnel, our operations and ability to manage our business may be adversely affected. We do not have “key person” life insurance for any of our executive officers or key employees.

Benefits cost increases could reduce our profitability.

Our profitability is substantially affected by the costs of pension, postretirement medical and employee medical and other benefits. In recent years, these costs have increased significantly due to factors such as increases in health care costs, declines in investment returns on pension assets and changes in discount rates used to calculate pension and related liabilities. Although we actively seek to control increases, there can be no assurance that we will succeed in limiting future cost increases, and continued upward pressure in these costs could have a material adverse affect on our business and financial performance.

We depend on key information systems and third-party service providers.

We depend on key information systems to accurately and efficiently transact our business, provide information to management and prepare financial reports. We rely on third-party providers for a number of key information systems and business processing services, including hosting our primary data center and processing various accounting, order entry and other transactional services. These systems and services are vulnerable to interruptions or other failures resulting from, among other things, natural disasters, terrorist attacks, software, equipment or telecommunications failures, processing errors, computer viruses, hackers, other security issues or supplier defaults. Security, backup and disaster recovery measures may not be adequate or implemented properly to avoid such disruptions or failures. Any disruption or failure of these systems or services could cause substantial errors, processing inefficiencies, security breaches, inability to use the systems or process transactions, loss of customers or other business disruptions, all of which could negatively affect our business and financial performance.

We may not realize benefits of acquisitions.

We have recently acquired various bottling and distribution businesses and are integrating their operations into our business. We may pursue further acquisitions of independent bottlers and distributors to complement our existing capabilities and further expand the distribution of our brands. We may also pursue acquisition of brands and products to expand our brand portfolio. The failure to successfully identify, make and integrate acquisitions may impede the growth of our business. The timing or success of any acquisition and integration is uncertain, requires significant expenses, and diverts financial and managerial resources away from our existing businesses. We also may not be able to raise the substantial capital required for acquisitions and integrations on satisfactory terms, if at all. In addition, even after an acquisition, we may not be able to successfully integrate an acquired business or brand or realize the anticipated benefits of an acquisition, all of which could have a negative effect on our business and financial performance.

Determinations in the future that a significant impairment of the value of our goodwill and other indefinite lived intangible assets has occurred could have a material adverse effect on our financial performance.

As of December 31, 2007, we had approximately $10.5 billion of total assets, of which approximately $6.8 billion were intangible assets. Intangible assets include goodwill, and other intangible assets in connection with brands, bottler agreements, distribution rights and customer relationships. We conduct impairment tests on goodwill and all indefinite lived intangible assets annually, as of December 31, or more frequently if circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Our annual impairment analysis, performed as of December 31, 2007, resulted in impairment charges of $6 million, of which approximately $4 million was related to the Accelerade brand. For additional information about these intangible assets, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Goodwill and Other Indefinite Lived Intangible Assets” and our combined financial statements included elsewhere in this information statement.

The impairment tests require us to make an estimate of the fair value of intangible assets. Since a number of factors may influence determinations of fair value of intangible assets, including those set forth in this discussion of “Risk Factors” and in “Special Note Regarding Forward-Looking Statements,” we are unable to predict whether impairments of goodwill or other indefinite lived intangibles will occur in the future. Any such impairment would result in us recognizing a charge to our operating results, which may adversely affect our financial performance.

After our separation from Cadbury Schweppes, we will have a significant amount of debt, which could adversely affect our business and our ability to meet our obligations.

As of December 31, 2007, on a pro forma basis after giving effect to the new financing arrangements we entered into on March 10, 2008 in connection with the separation and the application of the net proceeds thereof as contemplated under “Unaudited Pro Forma Combined Financial Data” and “Description of Indebtedness,” our total indebtedness would have been $3.9 billion.

This significant amount of debt could have important consequences to us and our investors, including:

•	requiring a substantial portion of our cash flow from operations to make interest payments on this debt;

•	making it more difficult to satisfy debt service and other obligations;

•	increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our business;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry;

•	placing us at a competitive disadvantage to our competitors that may not be as highly leveraged with debt as we are; and

•	limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase common stock.

To the extent we become more leveraged, the risks described above would increase. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to repay at maturity all of the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance our debt.

In addition, the agreements governing the debt that we will incur in connection with the separation will contain covenants that will, among other things, limit our ability to incur debt at subsidiaries that are not guarantors, incur liens, merge or sell, transfer or otherwise dispose of all or substantially all of our assets, make investments, loans, advances, guarantees and acquisitions, enter into transactions with affiliates and enter into agreements restricting our ability to incur liens or the ability of our subsidiaries to make distributions. These agreements will also require us to comply with certain affirmative and financial covenants. For additional information about our debt agreements, see “Description of Indebtedness.”

Risks Related to Our Separation from and Relationship with Cadbury Schweppes

We may not realize the potential benefits from the separation.

We may not realize the benefits that we anticipate from our separation from Cadbury Schweppes. These benefits include the following:

•	allowing our management to focus its efforts on our business and strategic priorities,

•	enabling us to allocate our capital more efficiently,

•	providing us with direct access to the debt and equity capital markets,

•	improving our ability to pursue acquisitions through the use of shares of our common stock as consideration,

•	enhancing our market recognition with investors, and

•	increasing our ability to attract and retain employees by providing equity compensation tied to our business.

We may not achieve the anticipated benefits from our separation for a variety of reasons. For example, the process of separating our business from Cadbury Schweppes and operating as an independent public company may distract our management from focusing on our business and strategic priorities. Although as an independent public company we will be able to control how we allocate our capital, we may not succeed in allocating our capital in ways that benefit our business. In addition, although we will have direct access to the debt and equity capital markets following the separation, we may not be able to issue debt or equity on terms acceptable to us or at all. The availability of shares of our common stock for use as consideration for acquisitions also will not ensure that we will be able to successfully pursue acquisitions or that the acquisitions will be successful. Moreover, even with equity compensation tied to our business we may not be able to attract and retain employees as desired. We also may not realize the anticipated benefits from our separation if any of the matters identified as risks in this Risk Factors section were to occur. If we do not realize the anticipated benefits from our separation for any reason, our business may be adversely affected.

Our historical financial performance may not be representative of our financial performance as a separate, stand-alone company.

The historical financial information included in this information statement has been derived from Cadbury Schweppes’ consolidated financial statements and does not reflect what our financial condition, results of operations or cash flows would have been had we operated as a separate, stand-alone company during the periods presented. Cadbury Schweppes currently provides certain corporate functions to us and costs associated with these functions have been allocated to us. These functions include corporate communications, regulatory, human resources and benefits management, treasury, investor relations, corporate controller, internal audit, Sarbanes-Oxley compliance, information technology, corporate legal and compliance, and community affairs. The total amount of these allocations from Cadbury Schweppes was approximately $161 million in 2007. All of these allocations are based on what we and Cadbury Schweppes considered to be reasonable reflections of the historical levels of the services and support provided to our business. The historical information does not necessarily indicate what our results of operations, financial condition, cash flows or costs and expenses will be in the future as an independent publicly-traded, stand-alone company.

Significant changes are expected to occur in our capital structure in connection with our separation from Cadbury Schweppes. We expect to borrow an aggregate of $3.9 billion under the new credit facilities in connection with the separation. As a result of these borrowings our interest expense after the separation is expected to be significantly higher than it was prior to the separation. For additional information, see “Unaudited Pro Forma Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

After our separation from Cadbury Schweppes, we may experience increased costs resulting from a decrease in the purchasing power and other operational efficiencies we currently have due to our association with Cadbury Schweppes.

We have been able to take advantage of Cadbury Schweppes’ purchasing power in technology and services, including information technology, media purchasing, insurance, treasury services, property support and, to a lesser extent, the procurement of goods. As a smaller separate, stand-alone company, it may be more difficult for us to obtain goods, technology and services at prices and on terms as favorable as those available to us prior to the separation.

Prior to the distribution, we will enter into agreements with Cadbury plc, the new holding company of Cadbury Schweppes, under which Cadbury plc will provide some of these services to us on a transitional basis, for which we will pay Cadbury plc. These services may not be sufficient to meet our needs and, after these agreements with Cadbury plc end, we may not be able to replace these services at all or obtain these services at acceptable prices and terms.

Our ability to operate our business effectively may suffer if we do not cost effectively establish our own financial, administrative and other support functions to operate as a stand-alone company.

Historically, we have relied on certain financial, administrative and other support functions of Cadbury Schweppes to operate our business. With our separation from Cadbury Schweppes, we will need to enhance our own financial, administrative and other support systems. We will also need to rapidly establish our own accounting and auditing policies. Any failure in our own financial or administrative policies and systems could impact our financial performance and could materially harm our business and financial performance.

The obligations associated with being a public company will require significant resources and management attention.

In connection with the separation from Cadbury Schweppes and the distribution of our common stock, we will become subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Sarbanes-Oxley Act of 2002 and we will be required to prepare our financial statements according to accounting principles generally accepted in the United States (“U.S. GAAP”) which differs from our historical method of preparing financials, which was generally pursuant to International Financial Reporting Standard (“IFRS”). In addition, the Exchange Act requires that we file annual, quarterly and current reports. Our failure to prepare and disclose this information in a timely manner could subject us to penalties under federal securities laws, expose us to lawsuits and restrict our ability to access financing. The Sarbanes-Oxley Act requires that we, among other things, establish and maintain effective internal controls and procedures for financial reporting and we are presently evaluating our existing internal controls in light of the standards adopted by the Public Company Accounting Oversight Board. During the course of our evaluation, we may identify areas requiring improvement and may be required to design enhanced processes and controls to address issues identified through this review. This could result in significant cost to us and require us to divert substantial resources, including management time, from other activities.

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with our 2009 annual report that we will file with the SEC in 2010. In preparation for this, we may identify deficiencies that we may not be able to remediate in time to meet the deadline for compliance with the requirements of Section 404. Our failure to satisfy the requirements of Section 404 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material adverse effect on our business and our common stock.

We and Cadbury Schweppes could have significant indemnification obligations to each other with respect to tax liabilities.

We will enter into a tax-sharing and indemnification agreement with Cadbury Schweppes that sets forth the rights and obligations of Cadbury Schweppes and us (along with our respective subsidiaries) with respect to taxes and, in general, provides that we and Cadbury Schweppes each will be responsible for taxes imposed on our respective businesses and subsidiaries for all taxable periods, whether ending on, before or after the date of the separation and distribution.

Cadbury Schweppes has, subject to certain conditions, agreed to indemnify us for income taxes that are attributable to certain restructuring transactions undertaken in connection with the separation and distribution and various other transactions between Cadbury Schweppes and us that were entered into in prior taxable periods. Such potential tax liabilities could be for significant amounts. Notwithstanding these tax indemnification obligations of Cadbury Schweppes, if the treatment of these transactions were successfully challenged by a taxing authority, we generally would be required under applicable tax law to pay the resulting tax liabilities in the event that either (1) Cadbury Schweppes were to default on their obligations to us, (2) we breached certain covenants or other obligations or (3) we are involved in certain change-in-control transactions. Thus, since we have primary liability for income taxes in respect of these transactions, if Cadbury Schweppes fails to, is not required to or cannot indemnify or reimburse us, our resulting tax liability could be significant and could have a material adverse effect on our results of operations, cash flows and financial condition.

In addition, we generally will be liable for any liabilities, taxes or other charges that are imposed on Cadbury Schweppes, including as a result of the separation and distribution failing to qualify for non-recognition treatment for U.S. federal income tax purposes, if such failure is the result of a breach by us of certain of our representations or covenants, including, for example, our failure to continue the active conduct of the historic business relied upon for purposes of the private letter ruling request submitted to the IRS and taking any action inconsistent with the written statements and representations furnished to the IRS in connection with the private letter ruling request. The parties could have significant indemnification obligations to each other with respect to tax liabilities.

The receipt of our common stock could be a taxable transaction for U.S. persons.

The receipt of Cadbury plc ordinary shares or Cadbury plc ADRs and our common stock by holders of Cadbury Schweppes ordinary shares or Cadbury Schweppes ADRs (and certain related restructuring transactions) is intended to qualify for non-recognition treatment under Sections 355 and 368(a)(1)(F) of the Internal Revenue Code. Cadbury Schweppes has requested a private letter ruling from the IRS that, subject to the facts, representations and qualifications contained therein, the receipt of Cadbury plc ordinary shares and our common stock by Cadbury Schweppes stockholders (along with certain related restructuring transactions) will qualify for non-recognition treatment under Sections 355 and 368(a)(1)(F) of the Internal Revenue Code. The IRS has not yet issued a private letter ruling and the failure of the IRS to issue such a private letter ruling would not prevent Cadbury Schweppes from proceeding with the separation and distribution. Notwithstanding any eventual private letter ruling, the IRS could determine on audit that the receipt of Cadbury plc ordinary shares or Cadbury plc ADRs and our common stock should not qualify for nonrecognition treatment because, for example, one or more of the controlling facts or representations set forth in the private letter ruling request was not complete, or as a result of certain actions taken after the separation. If, contrary to any eventual private letter ruling, the receipt of our common stock ultimately is determined not to qualify for nonrecognition treatment under Section 355 of the Internal Revenue Code, a holder of Cadbury Schweppes ordinary shares or Cadbury Schweppes ADRs who is a U.S. person for U.S. federal income tax purposes generally would be treated as receiving a taxable distribution in an amount equal to the fair market value of our common stock (at the time of distribution) that is received by such stockholder and the amount of cash received in lieu of a fractional share of our common stock (without reduction for any portion of their tax basis in their Cadbury Schweppes ordinary shares or Cadbury Schweppes ADRs), which amount would be taxable as a dividend for U.S. federal income tax purposes (provided, as is expected, Cadbury plc has sufficient current and accumulated earnings and profits (including current and accumulated earnings and profits of Cadbury

Schweppes) as determined for U.S. federal income purposes, or, if not so determined, dividend treatment will be presumed).

Risks Related to Our Common Stock

Our common stock has no existing public market and the price of our common stock may be subject to volatility.

Prior to the distribution, there will be no trading market for our common stock and you will not be able to buy or sell our common stock publicly. Although we intend to apply to have our common stock authorized for listing on the New York Stock Exchange, we cannot predict the extent to which an active trading market for our common stock will develop or be sustained after the distribution.

We have not and will not set the initial price of our common stock. The initial price will be established by the public markets. We cannot predict the price at which our common stock will trade after the distribution. In fact, the combined trading prices after the separation of the shares of our common stock and the Cadbury plc ordinary shares that each Cadbury Schweppes shareholder receives in connection with the separation may not equal the trading price of a Cadbury Schweppes ordinary share immediately prior to the separation. The price at which our common stock trades is likely to fluctuate significantly, particularly until an orderly public market develops. Even if an orderly and active trading market for our common stock develops, the market price of our common stock could be subject to significant volatility due to factors such as:

•	general economic trends and other external factors;

•	changes in our earnings or operating results;

•	success or failure of our business strategies;

•	failure of our financial performance to meet securities analysts’ expectations;

•	our ability to obtain financing as needed;

•	introduction of new products by us or our competitors;

•	changes in conditions or trends in our industry, markets or customers;

•	changes in governmental regulation;

•	depth and liquidity of the market for our common stock; and

•	our operating performance and that of our competitors.

In the past, the stock markets have experienced significant price and volume fluctuations. Such fluctuations in the future could result in volatility in the trading price of our common stock.

Following the distribution, substantial sales of our common stock could cause our stock price to decline.

Sales of substantial amounts of our common stock (or shares issuable upon exercise of options), or the perception that these sales may occur, may cause the price of our common stock to decline and impede our ability to raise capital through the issuance of equity securities in the future. Based on the distribution ratio and the number of shares of Cadbury Schweppes common stock outstanding as of March 13, 2008, we expect that immediately following the distribution, there will be approximately 253.4 million shares of our common stock outstanding. All of these shares will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), subject to restrictions that may be applicable to our “affiliates,” as that term is defined in Rule 144 of the Securities Act.

Index funds that hold Cadbury Schweppes ordinary shares likely will be required to sell their shares of our common stock received in the distribution to the extent we are not included in the relevant index. In addition, a significant percentage of the shareholders of Cadbury Schweppes are not resident in the United States. Many of these shareholders may sell their shares immediately following the distribution. The sale of significant amounts of our common stock for the above or other reasons, or the perception that such sales will occur, may cause the price of our common stock to decline.

Provisions in Delaware law and our amended and restated certificate of incorporation and by-laws could delay and discourage takeover attempts that stockholders may consider favorable.

Certain provisions in Delaware law and our amended and restated certificate of incorporation and by-laws may make it more difficult for or prevent a third party from acquiring control of us or changing our board of directors. Such provisions include, among other things, a classified board of directors with three-year staggered terms, the removal of directors by stockholders only for cause and only by the affirmative vote of the holders of at least two-thirds of the votes which all stockholders would be entitled to cast in any annual election of directors at a meeting and the preclusion of stockholders from calling special meetings. These provisions could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices, or could deter potential acquirers or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then-current market price for their shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This information statement contains forward-looking statements including, in particular, statements about future events, future financial performance, plans, strategies, expectations, prospects, competitive environment, regulation and availability of raw materials. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “plan,” “intend” or the negative of these terms or similar expressions in this information statement. We have based these forward-looking statements on our current views with respect to future events and financial performance. Our actual financial performance could differ materially from those projected in the forward-looking statements due to the inherent uncertainty of estimates, forecasts and projections, and our financial performance may be better or worse than anticipated. Given these uncertainties, you should not put undue reliance on any forward-looking statements.

Our forward-looking statements are subject to risks and uncertainties, including:

•	the highly competitive markets in which we operate and our ability to compete with companies that have significant financial resources;

•	changes in consumer preferences, trends and health concerns;

•	increases in cost of materials or supplies used in our business;

•	shortages of materials used in our business;

•	substantial disruption at our beverage concentrates manufacturing facility or our other manufacturing facilities;

•	our products meeting health and safety standards or contamination of our products;

•	need for substantial investment and restructuring at our production, distribution and other facilities;

•	weather and climate changes;

•	maintaining our relationships with our large retail customers;

•	dependence on third-party bottling and distribution companies;

•	infringement of our intellectual property rights by third parties, intellectual property claims against us or adverse events regarding licensed intellectual property;

•	litigation claims or legal proceedings against us;

•	our ability to comply with, or changes in, governmental regulations in the countries in which we operate;

•	strikes or work stoppages;

•	our ability to retain or recruit qualified personnel;

•	increases in the cost of employee benefits;

•	disruptions to our information systems and third-party service providers;

•	failure of our acquisition and integration strategies;

•	future impairment of our goodwill and other intangible assets;

•	need to service a significant amount of debt;

•	completing our current organizational restructuring;

•	risks relating to our separation from and relationship with Cadbury Schweppes;

•	risks relating to our agreement to indemnify, and be indemnified by, Cadbury plc for certain taxes; and

•	other factors discussed under “Risk Factors” and elsewhere in this information statement.

Forward-looking statements represent our estimates and assumptions only as of the date that they were made. We do not undertake any duty to update the forward-looking statements, and the estimates and assumptions associated with them, after the date of this information statement, except to the extent required by applicable securities laws. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed above and under “Risk Factors” and elsewhere in this information statement. These risk factors may not be exhaustive as we operate in a continually changing business environment with new risks emerging from time to time that we are unable to predict or that we currently do not expect to have a material adverse effect on our business. You should carefully read this information statement in its entirety as it contains important information about our business and the risks we face.

DIVIDEND POLICY

We currently intend to retain cash generated from our business to repay our debt and for other corporate purposes and do not currently anticipate paying any cash dividends in the short term. In the long term, we intend to invest in our business and return excess cash to our stockholders. The declaration and payment of dividends are subject to the discretion of our board of directors. Any determination to pay dividends will depend on our results of operations, financial condition, capital requirements, credit ratings, contractual restrictions and other factors deemed relevant at the time of such determination by our board of directors.

CAPITALIZATION

The following table presents our capitalization and cash and cash equivalents as of December 31, 2007:

•	on a historical basis

•	on a pro forma basis after giving effect to the adjustments described in “Unaudited Pro Forma Combined Financial Data.”

The information below is not necessarily indicative of what our capitalization and cash and cash equivalents would have been had the separation, distribution and related financing transactions been completed as of December 31, 2007. In addition, it is not indicative of our future capitalization and cash and cash equivalents, results of operations or financial condition. This table should be read in conjunction with “Unaudited Pro Forma Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited combined financial statements and the related notes thereto included elsewhere in this information statement.

	December 31, 2007
	Historical	Pro Forma
	(In millions)

Cash and cash equivalents	$67	$100

Debt:
Short-term debt:
Debt payable to Cadbury Schweppes(d)	$126	$—
Other payables to Cadbury Schweppes(d)	175	—
Debt payable to third parties(a)	2	2
New credit facilities(b)	—	2,190
Long-term debt (excluding current maturities):
Debt payable to Cadbury Schweppes(d)	2,893	—
Debt payable to third parties(a)	19	19
New credit facilities(b)	—	1,710

Total debt	3,215	3,921

Total invested equity(c)	5,021	2,936

Total capitalization	$8,236	$6,857

(a)	Represents capital lease obligations. The short-term portion of these obligations is included within “accounts payable and accrued expenses” in our combined balance sheet.

(b)	Represents an aggregate of $3.9 billion of borrowings under the senior credit facility and the bridge loan facility. Borrowings of $2.0 billion under the bridge loan facility (with a term of 364 days) and $190 million under the term loan A facility of the senior credit facility (representing current maturities of the term loan A) have been classified as short-term debt. Borrowings of $1.7 billion, representing the balance of the term loan A, have been classified as long-term debt. We currently intend, subject to prevailing market conditions, to replace all or a portion of the bridge loan facility with the proceeds of the issuance of one or more series of notes and/or an alternative term loan facility.

(c)	Represents the elimination of Cadbury Schweppes’ net investment in us and the distribution of our common stock to Cadbury Schweppes shareholders.

(d)	Represents the settlement with Cadbury Schweppes of related party debt and other balances.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table presents our selected historical combined financial data. Our selected historical combined financial data presented below as of December 31, 2007 and 2006 and January 1, 2006 (the last day of fiscal 2005) and for the three fiscal years 2007, 2006 and 2005 have been derived from our audited combined financial statements, included elsewhere in this information statement. Our selected historical combined balance sheet data presented below as of January 2, 2005 (the last day of fiscal 2004) have been derived from our historical accounting records, which are unaudited.

Our historical financial data have been prepared on a “carve-out” basis from Cadbury Schweppes’ consolidated financial statements using the historical results of operations, assets and liabilities attributable to Cadbury Schweppes’ Americas Beverages business and including allocations of expenses from Cadbury Schweppes. This historical Cadbury Schweppes’ Americas Beverages information is our predecessor financial information. The results included below and elsewhere in this document are not necessarily indicative of our future performance and do not reflect our financial performance had we been an independent, publicly-traded company during the periods presented. You should read this information along with the information included in “Unaudited Pro Forma Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited combined financial statements and the related notes thereto included elsewhere in this information statement.

On May 2, 2006, we acquired approximately 55% of the outstanding shares of DPSUBG, which combined with our pre-existing 45% ownership, resulted in our full ownership of DPSUBG. DPSUBG’s results have been included in the individual line items within our combined financial statements beginning on May 2, 2006. Prior to this date, the existing investment in DPSUBG was accounted for under the equity method and reflected in the line item captioned “equity in earnings of unconsolidated subsidiaries, net of tax.” In addition, on June 9, 2006 we acquired the assets of All American Bottling Company, on August 7, 2006 we acquired Seven Up Bottling Company of San Francisco and on July 11, 2007 we acquired SeaBev. Each of these four acquisitions is included in our combined financial statements beginning on its date of acquisition. As a result, our financial data is not necessarily comparable on a period-to-period basis.

Our financial data for 2003 has been omitted from this information statement because it is not available without unreasonable effort and expense. We believe the omission of the financial data for the year ended December 31, 2003 does not have a material impact on the understanding of our financial performance and related trends.

	2007	2006	2005	2004
	(In millions)

Statements of Operations Data:
Net sales	$5,748	$4,735	$3,205	$3,065
Cost of sales	2,617	1,994	1,120	1,051

Gross profit	3,131	2,741	2,085	2,014

Selling, general and administrative expenses	2,018	1,659	1,179	1,135
Depreciation and amortization	98	69	26	10
Impairment of intangible assets	6	—	—	—
Restructuring costs	76	27	10	36
Gain on disposal of property and intangible assets	(71)	(32)	(36)	(1)

Income from operations	1,004	1,018	906	834

Interest expense	253	257	210	177
Interest income	(64)	(46)	(40)	(48)
Other expense (income)	(2)	2	(51)	2

Income before provision for income taxes, equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy	817	805	787	703
Provision for income taxes	322	298	321	270

Income before equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy	495	507	466	433
Equity in earnings of unconsolidated subsidiaries	2	3	21	13

Income before cumulative effect of change in accounting policy	497	510	487	446
Cumulative effect of change in accounting policy, net of tax	—	—	10	—

Net income	$497	$510	$477	$446

Balance Sheets Data:
Cash and cash equivalents	$67	$35	$28	$19
Total assets	10,528	9,346	7,433	7,625
Current portion of long-term debt	126	708	404	435
Long-term debt	2,912	3,084	2,858	3,468
Other non-current liabilities	1,460	1,321	1,013	943
Total invested equity	5,021	3,250	2,426	2,106

Statements of Cash Flows Data:
Cash provided by (used in):
Operating activities	$603	$581	$583	$610
Investing activities	(1,087)	(502)	283	184
Financing activities	515	(72)	(815)	(799)
Depreciation expense(1)	120	94	48	53
Amortization expense(1)	49	45	31	31
Capital expenditures	(230)	(158)	(44)	(71)

Other Financial Data:
EBITDA(2)	$1,177	$1,158	$1,047	$929

(1)	The depreciation and amortization expenses reflected in this section of the table represent our total depreciation and amortization expenses as reflected on our combined statements of cash flows. Depreciation and amortization expenses in our combined statements of operations data are reflected in various line items including “depreciation and amortization,” “cost of sales” and “selling, general and administrative expenses.”

(2)	EBITDA is defined as net income before interest expense, interest income, provision for income taxes, depreciation and amortization. EBITDA is a measure commonly used by financial analysts in evaluating a company’s liquidity. Accordingly, we believe that EBITDA may be useful for investors in assessing our ability to meet our debt service requirements. EBITDA is not a recognized measurement under U.S. GAAP. When evaluating liquidity, investors should not consider EBITDA in isolation of, or as a substitute for, measures of liquidity as determined in accordance with U.S. GAAP, such as net income or net cash provided by operating activities. EBITDA may have material limitations as a liquidity measure because it excludes interest expense, interest income, taxes and depreciation and amortization. Other companies may calculate EBITDA differently, and therefore our EBITDA may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to net income is provided below.

	2007	2006	2005	2004
	(In millions)

Net income	$497	$510	$477	$446
Interest expense	253	257	210	177
Interest income	(64)	(46)	(40)	(48)
Income taxes	322	298	321	270
Depreciation expense	120	94	48	53
Amortization expense	49	45	31	31

EBITDA	$1,177	$1,158	$1,047	$929

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following tables present our unaudited pro forma combined financial data and reflects adjustments to our historical combined financial statements to give effect to our separation from Cadbury Schweppes, the distribution of our shares of common stock and related financing transactions. The unaudited pro forma combined balance sheet as of December 31, 2007 has been prepared as though the separation, distribution and related financing transactions occurred on December 31, 2007. The unaudited pro forma combined statement of operations for the year ended December 31, 2007 has been prepared as though the separation, distribution and related financing transactions occurred on January 1, 2007. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable.

The unaudited pro forma combined financial data has been prepared to give effect to:

•	the contribution by Cadbury Schweppes to us of its Americas Beverages business;

•	the distribution of our common stock to Cadbury Schweppes shareholders;

•	the purchase by us from Cadbury Schweppes of software and intangible assets related to our foreign operations for an aggregate of $317 million in cash;

•	the borrowing by us of $3.9 billion under our new credit facilities;

•	the payment by us of $100 million of fees and expenses related to our new credit facilities;

•	the settlement with Cadbury Schweppes of related party debt and other balances and the elimination of Cadbury Schweppes’ net investment in us; and

•	other adjustments as described in the notes to the unaudited pro forma combined financial data.

Cadbury Schweppes currently allocates certain costs to us, including costs in respect of certain corporate functions provided for us by Cadbury Schweppes. These functions include corporate communications, regulatory, human resources and benefits management, treasury, investor relations, corporate controller, internal audit, Sarbanes-Oxley compliance, information technology, corporate legal and compliance and community affairs. The total amount allocated by Cadbury Schweppes to us in 2007 was $161 million, of which $154 million ($145 million excluding restructuring costs of $9 million) was in cash. As an independent publicly-traded company, effective as of our separation from Cadbury Schweppes, we will assume responsibility for these costs. We believe that our total annual costs on a pro forma basis for 2007, including the incremental costs of being an independent publicly-traded company, would have been approximately $174 million, of which $160 million ($151 million excluding restructuring costs of $9 million) would have been in cash. As a result, our pro forma 2007 costs for the foregoing would have been $13 million higher ($6 million on a cash basis) than the 2007 costs incurred by Cadbury Schweppes which were allocated to us. These additional costs of $13 million are not reflected in our pro forma combined financial data presented below.

The unaudited pro forma combined statement of operations includes a historical charge of $21 million (primarily non-cash) related to historical Cadbury Schweppes’ stock based compensation plans. We estimate we will incur approximately $4 million in 2008 prior to the separation related to these existing Cadbury Schweppes stock compensation plans in which our employees are participants. Following the separation, we will issue stock awards under our new Dr Pepper Snapple Group, Inc. Omnibus Stock Incentive Plan of 2008. These awards have been approved by Cadbury Schweppes in terms of the dollar value of the grants but the number of shares underlying the expected grant cannot be determined until the actual grant date of such awards. No pro forma adjustment has been made to reflect the impact of these anticipated new stock incentive awards. In 2008, we currently expect to recognize charges related to these new awards of approximately $8 million.

The unaudited pro forma combined statement of operations does not reflect certain non-recurring charges associated with the separation. These charges will include $5 million of bonus payments to be paid to certain members of our management upon our separation from Cadbury Schweppes and $2 million (non-cash) related to the forfeiture and replacement of stock incentive awards, which will be reflected as a charge at separation.

On July 11, 2007 we acquired SeaBev and it is included in our audited combined financial statements from that date. Due to the relatively small size of the acquisition, no adjustments have been reflected in this summary unaudited pro forma combined financial data.

The unaudited pro forma combined financial data is for informational purposes only and is not necessarily indicative of what our financial performance would have been had the transactions reflected therein been completed on the dates assumed. It may not reflect the financial performance that would have resulted had we been operating as an independent, publicly-traded company during those periods. In addition, it is not indicative of our future financial performance.

The following unaudited pro forma combined financial data should be read in conjunction with “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our historical audited combined financial statements and the related notes thereto included elsewhere in this information statement.

Dr Pepper Snapple Group, Inc.

Unaudited Pro Forma Combined Statement of Operations
For the Year Ended December 31, 2007

	Historical	Adjustments		Pro Forma
	(In millions, except per share data)

Net sales	$5,748	$—		$5,748
Cost of sales	2,617	—		2,617

Gross profit	3,131	—		3,131
Selling, general and administrative expenses	2,018			2,018
Depreciation and amortization	98	2	(c)	100
Impairment of intangible assets	6	—		6
Restructuring costs	76	—		76
Gain on disposal of property and intangible assets	(71)	—		(71)

Income from operations	1,004	(2)		1,002
Interest expense	253	110	(b)	363
Interest income	(64)	60	(a)	(4)
Other income	(2)	(11	)(d)	(13)

Income before provision for income taxes and equity in earnings of unconsolidated subsidiaries	817	(161)		656
Provision for income taxes	322	(67	)(e)	272
		6	(e)
		11	(d)

Income before equity in earnings of unconsolidated subsidiaries	495	(111)		384
Equity in earnings of unconsolidated subsidiaries	2	—		2

Net income	$497	$(111)		$386

Earnings per share
Basic(f)				$1.52
Diluted(g)				$1.52
Weighted average shares outstanding (in millions)
Basic(f)				253.4
Diluted(g)				253.4

See Notes to Unaudited Pro Forma Combined Financial Data

Dr Pepper Snapple Group, Inc.

Unaudited Pro Forma Combined Balance Sheet
As of December 31, 2007

	Historical	Adjustments		Pro Forma
	(In millions, except share and
	per share data)

Assets
Current assets:
Cash and cash equivalents	$67	$3,800	(i)	$100
		(1,628	)(j)
		(1,822	)(k)
		(317	)(l)
Accounts receivable:
Trade (net of allowances of $20)	538	—		538
Other	59	—		59
Related party receivable	66	(39	)(j)	—
		(27	)(h)
Notes receivable from related parties	1,527	(1,527	)(j)	—
Inventories	325	—		325
Deferred tax assets	81	—		81
Prepaid and other current assets	76	—		76

Total current assets	2,739	(1,560)		1,179
Property, plant and equipment, net	868	7	(l)	875
Investment in unconsolidated subsidiaries	13	—		13
Goodwill	3,183	—		3,183
Other intangible assets, net	3,617	—		3,617
Other non-current assets	100	100	(i)	502
		275	(d)
		27	(h)
Non-current deferred tax assets	8	128	(n)	136

Total assets	$10,528	$(1,023)		$9,505

Liabilities and Invested Equity

Current liabilities:
Accounts payable and accrued expenses	$812	$—		$812
Related party payable	175	(175	)(j)	—
Current portion of long-term debt payable to third parties	—	2,190	(i)	2,190
Current portion of long-term debt payable to related parties	126	(126	)(j)	—
Income taxes payable	22	10	(o)	32

Total current liabilities	1,135	1,899		3,034
Long-term debt payable to third parties	19	1,710	(i)	1,729
Long-term debt payable to related parties	2,893	(2,893	)(j)	—
Deferred tax liabilities	1,324	—		1,324
Other non-current liabilities	136	71	(m)	482
		275	(d)

Total liabilities	5,507	1,062		6,569
Commitments and contingencies
Shareholders’ Equity:
Common shares, $0.01 par value, 800,000,000 authorized; 253,400,000 outstanding on a pro forma basis		3	(p)	3
Contributed surplus		2,945	(p)	2,945
Parent Company Equity
Cadbury Schweppes’ net investment	5,001	(1,822	)(k)	—
		(310	)(l)
		(18	)(m)
		107	(n)
		(2,948	)(p)
		(10	)(o)
Accumulated other comprehensive income (loss)	20	(53	)(m)	(12)
		21	(n)

Total invested equity	5,021	(2,085)		2,936

Total liabilities and invested equity	$10,528	$(1,023)		$9,505

See Notes to Unaudited Pro Forma Combined Financial Data

Dr Pepper Snapple Group, Inc.

Notes to Unaudited Pro Forma Combined Financial Data

(a)	Represents the removal of $60 million of interest income on related party receivable balances and from our participation in the Cadbury Schweppes’ cash management programs. Following the separation, we will not participate in Cadbury Schweppes’ cash management program.

(b) Represents adjustments to reflect:

•	removal of interest expense attributable to related party debt balances;

•	recognition of interest expense attributable to borrowings of $3.9 billion under our new credit facilities;

•	amortization of fees and expenses attributable to our new credit facilities; and

•	recognition of commitment fees on unused amounts attributable to our new revolving credit facility.

The following table sets forth the assumed principal outstanding, interest rate and maturity for each component of our new credit facilities:

	Principal
Facility	Outstanding	Interest Rate	Maturity
	(In millions)

Bridge loan facility	$2,000	3-month LIBOR plus 2.00%	364 days
Senior credit facility: Term loan A facility	1,900	3-month LIBOR plus 2.00%	5 years
Revolving credit facility	—	3-month LIBOR plus 2.00%	5 years

Total	$3,900

We have the choice of either a floating rate of LIBOR plus an applicable margin or a floating alternate base rate plus an applicable margin. For the purposes of the unaudited pro forma combined statement of operations, we have assumed that our outstanding borrowings bear interest at three-month LIBOR plus an applicable margin of 2.00%. The assumed applicable margin is based upon our expected debt rating at the time of the separation.

For the purposes of the unaudited pro forma combined statement of operations, we have assumed that the commitment fee on our revolving credit facility,which is payable quarterly in arrears, is at a rate of 0.3% (based upon our expected debt rating at the time of the separation) of the unused amounts.

The pro forma adjustment to interest expense consists of the following (in millions):

Removal of interest on related party debt	$(234)
Interest on bridge loan facility	146
Interest on term loan A facility	139
Amortization of fees and expenses attributable to new credit facilities	57
Commitment fees on unused revolving facility	2

Total	$110

The 2007 average three-month LIBOR was 5.30%. Pro forma interest charges on the term loan A and bridge loan facilities were calculated at a rate of 7.30% reflecting the 2007 average three-month LIBOR plus a margin of 2.00%. Fees and expenses attributable to the new credit facilities are amortized on an effective yield basis over the life of the related loan.

At March 17, 2008, three-month LIBOR was 2.58%. Using this interest rate, borrowings under the term loan A and bridge loan facilities would bear interest at a rate of 4.58% (representing 2.58% plus 2.00%). Had this rate been applied in the accompanying unaudited pro forma combined statement of operations, pro forma interest expense on the term loan A and bridge loan facilities for 2007 would have been approximately $106 million lower.

Dr Pepper Snapple Group, Inc.

Notes to Unaudited Pro Forma Combined Financial Data

A change of one-eighth of 1.00% (12.5 basis points) in the interest rate associated with the floating rate borrowings would result in an additional annual interest expense of approximately $5 million (in the case of an increase to the rate) or an annual reduction of interest expense of approximately $5 million (in the case of a decrease in the rate).

In 2007, $6 million of interest was capitalized with respect to ongoing capital projects. We have assumed that $6 million of the pro forma interest expense would also have been capitalized.

For a description of the terms of the senior credit facility and bridge loan facility, including the right of the bookrunners under the facilities to modify certain of the terms under certain circumstances, see “Description of Indebtedness.”

(c)	Represents incremental depreciation from the purchase of certain software from Cadbury Schweppes in connection with the separation for $7 million. The estimated remaining useful life of these assets is three years resulting in additional annual depreciation expense of $2 million.

(d)	In accordance with Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), we will record $275 million of unrecognized tax benefits transferred to us at separation. Under the Tax-Sharing and Indemnification Agreement, Cadbury Schweppes has agreed to indemnify us for any liabilities that may arise from the associated tax positions as more fully described in “Our Relationship with Cadbury plc After the Distribution — Description of Various Separation and Transition Arrangements — Tax-Sharing and Indemnification Agreement,” and, accordingly we have recognized a corresponding and offsetting amount reflected under “non-current assets.” We have recorded on the pro forma combined statement of operations $11 million of income tax expense for the accrual of interest, net of tax benefits, associated with these unrecognized tax benefits and a corresponding amount as other income. The actual level of unrecognized tax benefits ultimately realized, if any, and the corresponding amounts paid to us under the tax-sharing and indemnification agreement may not be known for several years.

(e)	Represents the adjustment to reflect the $67 million of income tax effects of the pro forma adjustments referenced in notes (a) through (c) above at our U.S. marginal tax rate of 39% and $6 million to reflect the income tax increase attributable to foreign tax credit limitations after separation.

(f)	The number of shares used to compute pro forma earnings per share — basic is 253.4 million, which is the number of shares of our common stock assumed to be outstanding on the distribution date, based on a distribution ratio of 0.12 shares of our common stock for every Cadbury Schweppes ordinary share outstanding as of March 13, 2008.

(g)	The number of shares used to compute pro forma earnings per share — diluted will be the number of basic shares referenced in note (f) above plus any potential dilution from stock-based awards granted under our stock-based compensation plans. There will be no potentially dilutive securities outstanding on separation. In the ordinary course of business post separation, we expect to issue stock-based awards under our stock-based compensation plans which, when issued, will be dilutive in future periods.

(h)	Represents the reclassification of $27 million of other tax indemnification receivables from Cadbury Schweppes that will not be repaid at separation from “related party receivable” to “other non-current assets.’’

(i)	Represents an aggregate of $3.9 billion of borrowings under the senior credit facility and the bridge loan facility, net of $100 million of fees and expenses related to the facilities. Borrowings of $2.0 billion under the bridge loan facility (with a term of 364 days) and of $190 million under the term loan A (representing the current maturities of the term loan) have been classified as current liabilities. Borrowings of $1.7 billion, representing the balance of the term loan A, have been classified as long-term debt. The $100 million of fees and expenses related to the new credit facilities are reflected as “other non-current assets.”

Dr Pepper Snapple Group, Inc.

Notes to Unaudited Pro Forma Combined Financial Data

(j)	Represents the settlement with Cadbury Schweppes of related party debt and other balances as follows (in millions):

Related party receivable	$39
Notes receivable from related parties	1,527
Related party payable	(175)
Current portion of long-term debt payable to related parties	(126)
Long-term debt payable to related parties	(2,893)

Net cash settlement of related party balances	$1,628

(k)	Represents the $1,822 million repayment of debt for an affiliated Cadbury Schweppes entity that is unrelated to our business and is not included in our historical combined financial statements. This repayment is reflected as an adjustment to “Parent Company Equity — Cadbury Schweppes’ net investment.”

(l)	Represents our purchase for $317 million in cash of certain assets from Cadbury Schweppes in connection with the separation. The assets include software rights and intangible assets related to our foreign operations. Of the $317 million, $7 million is reflected in property, plant and equipment and the difference of $310 million between the purchase price and the historical book value of the amounts transferred has been reflected as an adjustment to “Parent Company Equity — Cadbury Schweppes’ net investment.”

(m)	Represents the assumption of employee benefit liabilities for pension and postretirement benefit plans previously sponsored by Cadbury Schweppes. A pension liability of $71 million has been reflected in the pro forma adjustment. In addition, $53 million of unamortized losses related to the pension plans that will be assumed has been reflected as an adjustment to “Accumulated other comprehensive income.” The difference of $18 million has been reflected as an adjustment to “Parent Company Equity — Cadbury Schweppes’ net investment.” The actual pension liability and associated unamortized losses will be finalized at the separation date.

(n)	Represents net incremental deferred tax assets associated with the $310 million purchase of intangible assets from Cadbury Schweppes discussed in (l) above, the $71 million assumption of pension liabilities and the related $53 million of unamortized losses in “Accumulated other comprehensive income” discussed in (m) above. The deferred tax assets are reflected at a marginal tax rate of 25.5% for intangible assets related to our foreign operations and the pension liabilities assumed and associated unamortized losses are reflected at our U.S. marginal tax rate of 39%.

(o)	Reflects $10 million of income tax liabilities transferred to us at separation and which have been reflected as an adjustment to “Parent Company Equity — Cadbury Schweppes’ net investment.” These liabilities represent income tax payable, based on our tax sharing arrangement, associated with our historical income tax returns that include both our business and other Cadbury Schweppes businesses unrelated to our business that are not included in our historical combined financial statements.

(p)	Represents the reclassification of the balance of the remaining “Parent Company Equity — Cadbury Schweppes’ net investment,” after giving effect to all of the foregoing pro-forma separation adjustments into “common shares” of $3 million, to reflect the total par value of our outstanding common stock and contributed “surplus” of $2,945 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our audited combined financial statements and related notes and our unaudited pro forma combined financial data included elsewhere in this information statement. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of various factors including the factors we describe under “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and elsewhere in this information statement.

The fiscal years presented in this section are the 52-week periods ended December 31, 2007 and 2006, which we refer to as “2007” and “2006”, respectively, and the 52-week period ended January 1, 2006, which we refer to as “2005.” Effective 2006, our fiscal year ends on December 31 of each year. In 2005, the year end date represented the Sunday closest to December 31. References in the financial tables to percentage changes that are not meaningful are denoted by “NM.”

Overview

We are a leading integrated brand owner, bottler and distributor of non-alcoholic beverages in the United States, Canada and Mexico with a diverse portfolio of flavored CSDs and non-CSDs, including ready-to-drink teas, juices, juice drinks and mixers. Our brand portfolio includes popular CSD brands such as Dr Pepper, 7UP, Sunkist, A&W, Canada Dry, Schweppes, Squirt and Peñafiel, and non-CSD brands such as Snapple, Mott’s, Hawaiian Punch, Clamato, Mr & Mrs T, Margaritaville and Rose’s. Our largest brand, Dr Pepper, is the #2 selling flavored CSD in the United States according to ACNielsen, which generated approximately one-third of our volume in 2007. We have some of the most recognized beverage brands in North America, with significant consumer awareness levels and long histories that evoke strong emotional connections with consumers.

We operate primarily in the United States, Mexico and Canada, the first, second and tenth largest beverage markets, respectively, by CSD volume, according to Beverage Digest and Canadean. We also distribute our products in the Caribbean. In 2007, 89% of our net sales were generated in the United States, 4% in Canada and 7% in Mexico and the Caribbean.

Our Business Model

We operate as a brand owner, a bottler and a distributor through our four segments as follows:

•	our Beverage Concentrates segment is a brand ownership business;

•	our Finished Goods segment is a brand ownership and a bottling business and, to a lesser extent, a distribution business;

•	our Bottling Group segment is a bottling and distribution business; and

•	our Mexico and the Caribbean segment is a brand ownership and a bottling and distribution business.

Our Brand Ownership Businesses.  As a brand owner, we build our brands by promoting brand awareness through marketing, advertising and promotion, and by developing new and innovative products and product line extensions that address consumer preferences and needs. As the owner of the formulas and proprietary know-how required for the preparation of beverages, we manufacture, sell and distribute beverage concentrates and syrups used primarily to produce CSDs and we manufacture, bottle, sell and distribute primarily non-CSD finished beverages. Most of our sales of beverage concentrates are to bottlers who manufacture, bottle, sell and distribute our branded products into retail channels. Approximately one-third of our U.S. beverage concentrates by volume are sold to our Bottling Group, with the balance being sold to third-party bottlers affiliated with Coca-Cola or PepsiCo, as well as independent bottlers. We also manufacture, sell and distribute syrups for use in beverage fountain dispensers to restaurants and retailers, as well as to fountain wholesalers, who resell it to restaurants and retailers. In addition, we distribute non-CSD finished beverages through ourselves and through third-party distributors.

Our beverage concentrates and syrup brand ownership businesses are characterized by relatively low capital investment, raw materials and employee costs. Although the cost of building or acquiring an established brand can be significant, established brands typically do not require significant ongoing expenditures, other than marketing, and therefore generate relatively high margins. Our finished beverages brand ownership business has characteristics of both of our beverage concentrates and syrup brand ownership businesses as well as our bottling and distribution businesses discussed below.

Our Bottling and Distribution Businesses.  We manufacture, bottle, sell and distribute CSD finished beverages from concentrates and non-CSD finished beverages and products mostly from ingredients other than concentrates. We sell and distribute finished beverages and other products primarily into retail channels either directly to retail shelves or to warehouses through our large fleet of delivery trucks or through third-party logistics providers.

Our bottling and distribution businesses are characterized by relatively high capital investment, raw material, selling and distribution costs, in each case compared to our beverage concentrates and syrup brand ownership businesses. Our capital costs include investing in, and maintaining, our manufacturing and warehouse equipment and facilities. Our raw material costs include purchasing concentrates, ingredients and packaging materials (including cans and bottles) from a variety of suppliers. Our selling and distribution costs include significant costs related to operating our large fleet of delivery trucks (including fuel) and employing a significant number of employees to sell and deliver finished beverages and other products to retailers. As a result of the high fixed costs associated with these types of businesses, we are focused on maintaining an adequate level of volumes as well as controlling capital expenditures, raw material, selling and distribution costs. In addition, geographic proximity to our customers is a critical component of managing the high cost of transporting finished beverages relative to their retail price. The profitability of the bottling and distribution businesses is also dependent upon our ability to sell our products into higher margin channels. As a result of the foregoing, the margins of our bottling and distribution businesses are significantly lower than those of our brand ownership businesses. In light of the largely fixed cost nature of the bottling and distribution businesses, increases in costs, for example raw materials tied to commodity prices, could have a significant negative impact on the margins of our businesses.

Approximately three-fourths of our 2007 Bottling Group net sales of branded products come from our own brands, with the remaining from the distribution of third-party brands such as Monster energy drink, FIJI mineral water and Big Red soda. In addition, a small portion of our Bottling Group sales come from bottling beverages and other products for private label owners or others for a fee (which we refer to as co-packing).

Integrated Business Model.  We believe our brand ownership, bottling and distribution are more integrated than the U.S. operations of our principal competitors and that this differentiation provides us with a competitive advantage. We believe our integrated business model:

•	Strengthens our route-to-market by creating a third consolidated bottling system, our Bottling Group, in addition to the Coca-Cola affiliated and PepsiCo affiliated systems. In addition, by owning a significant portion of our bottling and distribution network we are able to improve focus on our brands, especially certain of our brands such as 7UP, Sunkist, A&W and Snapple, which do not have a large presence in the Coca-Cola affiliated and PepsiCo affiliated bottler systems. Our strengthened route-to-market following our bottling acquisitions has enabled us to increase the market share of our brands (as measured by volume) in many of the markets served by the bottlers we acquired.

•	Provides opportunities for net sales and profit growth through the alignment of the economic interests of our brand ownership and our bottling and distribution businesses. For example, we can focus on maximizing profitability for our company as a whole rather than focusing on profitability generated from either the sale of concentrates or the bottling and distribution of our products.

•	Enables us to be more flexible and responsive to the changing needs of our large retail customers, including by coordinating sales, service, distribution, promotions and product launches.

•	Allows us to more fully leverage our scale and reduce costs by creating greater geographic manufacturing and distribution coverage.

Trends Affecting our Business

According to the latest available data from Beverage Digest, in 2007, the U.S. CSD market segment grew by 2.7% in retail sales, despite a 2.3% decline in total CSD volume. The U.S. non-CSD volume and retail sales increased by 13.2% and 14.8%, respectively, in 2006. In addition, non-CSDs experienced strong growth over the last five years with their volume share of the overall U.S. liquid refreshment beverage market increasing from 12.7% in 2001 to 16.3% in 2006.

We believe the key trends influencing the North American liquid refreshment beverage market include:

•	Increased health consciousness. We believe the main beneficiaries of this trend include diet drinks, ready-to-drink teas, enhanced waters and bottled waters.

•	Changes in lifestyle. We believe changes in lifestyle will continue to drive increased sales of single-serve beverages, which typically have higher margins.

•	Growing demographic segments in the United States. We believe marketing and product innovations that target fast growing population segments, such as the Hispanic community in the United States, will drive further market growth.

•	Product and packaging innovation. We believe brand owners and bottling companies will continue to create new products and packages such as beverages with new ingredients and new premium flavors, as well as innovative convenient packaging that address changes in consumer tastes and preferences.

•	Changing retailer landscape. As retailers continue to consolidate, we believe retailers will support consumer product companies that can provide an attractive portfolio of products, a strong value proposition and efficient delivery.

•	Recent increases in raw material costs. The costs of a substantial proportion of the raw materials used in the beverage industry are dependent on commodity prices for aluminum, natural gas, resins, corn, pulp and other commodities. Recently, these costs on the whole have increased significantly and this has exerted pressure on industry margins.

Seasonality

The beverage market is subject to some seasonal variations. Our beverage sales are generally higher during the warmer months and also can be influenced by the timing of holidays and religious festivals as well as weather fluctuations.

Recent Developments

New Financing Arrangements

On March 10, 2008, we entered into arrangements with a group of lenders to provide us with an aggregate of $4.4 billion of financing. The new arrangements consist of a $2.4 billion senior credit agreement that provides a $1.9 billion term loan A facility and a $500 million revolving credit facility and a 364-day bridge credit agreement that provides a $2.0 billion bridge loan facility. We currently expect to borrow an aggregate of $3.9 billion under the term loan A facility and the bridge loan facility in connection with the separation. We currently intend, subject to prevailing market conditions, to replace all or a portion of the bridge loan facility with the proceeds from the issuance of one or more series of notes and/or an alternative term loan facility. See “Description of Indebtedness.”

Organizational Restructuring

On October 10, 2007, we announced a restructuring of our organization intended to create a more efficient organization. This restructuring will result in a reduction of approximately 470 employees in our corporate, sales and supply chain functions and will include approximately 100 employees in Plano, Texas, 125 employees in Rye Brook, New York, and 50 employees in Aspers, Pennsylvania. The remaining reductions will occur at a number of sites located in the United States, Canada and Mexico. The restructuring also includes the closure of two manufacturing facilities in Denver, Colorado (closed in December 2007) and Waterloo, New York (closed in March 2008). The employee reductions are expected to be completed by June 2008.

As a result of this restructuring, we recognized a charge of approximately $32 million in 2007. We expect to recognize a charge of approximately $21 million in 2008 related to this restructuring. We expect this restructuring to generate annual cost savings of approximately $68 million, most of which are expected to be realized in 2008 with the full annual benefit realized from 2009 onwards. Savings realized in 2007 were immaterial. As part of this restructuring, our Bottling Group segment has assumed management and operational control of our Snapple Distributors segment.

In 2007, we incurred a total of $76 million of restructuring costs, which included $32 million related to the restructuring announced on October 10, 2007.

Accelerade Launch

We launched our new, ready-to-drink Accelerade sports drink in the first half of 2007. The launch represented an introduction of a new product into a new beverage category for us, and was supported by significant national product placement and marketing investments. Net sales were below expectations despite these investments. We incurred an operating loss of approximately $55 million from the Accelerade launch in 2007, while marketing investments in other brands, predominantly Beverage Concentrate brands, were reduced by approximately $25 million. In addition, we incurred a $4 million impairment charge related to the Accelerade brand, which represented the majority of the $6 million of impairment charges we incurred in 2007. Going forward, we intend to focus on marketing and selling Accelerade in a more targeted way to informed athletes, trainers and exercisers, and retailers that are frequented by these consumers, such as health and nutrition outlets, where we expect the product to be financially viable.

Glacéau Termination

Following its acquisition by Coca-Cola, on August 30, 2007, Energy Brands, Inc. notified us that it was terminating our distribution agreements for glacéau products, including vitaminwater, fruitwater and smartwater, effective November 2, 2007. Pursuant to the terms of the agreements, we received a payment of approximately $92 million from Energy Brands, Inc. for this termination in December 2007, and we recorded a $71 million gain in 2007 in respect of this payment. Our 2007 glacéau net sales and contribution to income from operations were approximately $227 million and $40 million, respectively, and were reflected in our Bottling Group segment.

Significant Acquisitions

Our Bottling Group was created through the acquisition of several bottling businesses. On May 2, 2006, we acquired approximately 55% of the outstanding shares of DPSUBG, which combined with our pre-existing 45% ownership, resulted in our full ownership of DPSUBG. The purchase price consisted of $370 million in cash and we assumed debt of $651 million in connection with this acquisition.

DPSUBG’s results have been included in the individual line items within our combined financial statements beginning on May 2, 2006. Prior to this date, the existing investment in DPSUBG was accounted for under the equity method and reflected in the line item captioned “equity in earnings of unconsolidated subsidiaries, net of tax” in our combined statements of operations.

On June 9, 2006, we acquired the assets of All American Bottling Company for $58 million, and on August 7, 2006, we acquired Seven Up Bottling Company of San Francisco for $51 million. On July 11, 2007, we acquired SeaBev for approximately $53 million. Each of these acquisitions is included in our combined statements of operations beginning on its date of acquisition.

We refer to the foregoing four acquisitions as our “bottling acquisitions,” and they are reported in our combined financial statements collectively as our Bottling Group segment. We previously have referred to our Bottling Group segment as the Cadbury Schweppes Bottling Group. These bottling acquisitions have had an impact on our results of operations and therefore impact the comparability of our pre- and post-acquisition period results.

Our Separation from Cadbury Schweppes

On March 15, 2007, Cadbury Schweppes announced that its board of directors had approved a plan to separate its Americas Beverages business from its global confectionery business. The Americas Beverages business consists of Cadbury Schweppes’ beverage business in the United States, Canada, Mexico and the Caribbean. Upon separation, DPS will own the Americas Beverages business currently owned by Cadbury Schweppes and its subsidiaries, and shares of our common stock will be distributed to holders of Cadbury Schweppes ordinary shares and ADRs.

Our historical financial statements have been prepared on a combined basis from Cadbury Schweppes’ consolidated financial statements using the historical results of operations and assets and liabilities attributed to Cadbury Schweppes’ Americas Beverages business and including allocations of expenses from Cadbury Schweppes. Our combined financial statements are presented in U.S. dollars, and have been prepared in accordance with U.S. GAAP. Our segment information has been prepared and presented on the basis which management uses to assess the performance of our segments, which is principally in accordance with IFRS. Our consolidated and segment results are not necessarily indicative of our future performance and do not reflect what our financial performance would have been had we been an independent publicly-traded company during the periods presented.

As explained more fully in “Unaudited Pro Forma Combined Financial Data,” the total amount of these allocations from Cadbury Schweppes was approximately $161 million in 2007 and approximately $142 million in 2006. As an independent publicly-traded company, effective as of our separation from Cadbury Schweppes, we will assume responsibility for these costs. We believe that our total annual costs on a pro forma basis for 2007, including the incremental costs of being an independent publicly-traded company, would have been approximately $174 million. As a result, our 2007 pro forma costs for the foregoing would have been $13 million higher than the 2007 expenses incurred by Cadbury Schweppes which were allocated to us.

Segments

We currently operate in four segments: Beverage Concentrates, Finished Goods, Bottling Group and Mexico and the Caribbean.

•	Our Beverage Concentrates segment reflects sales from the manufacture of concentrates and syrups in the United States and Canada. Most of the brands in this segment are CSD brands.

•	Our Finished Goods segment reflects sales from the manufacture and distribution of finished beverages and other products in the United States and Canada. Most of the brands in this segment are non-CSD brands.

•	Our Bottling Group segment reflects sales from the manufacture, bottling and/or distribution of finished beverages, including sales of our own brands and third-party owned brands.

•	Our Mexico and the Caribbean segment reflects sales from the manufacture, bottling and/or distribution of both concentrates and finished beverages in those geographies.

Our current segment reporting structure is largely the result of acquiring and combining various portions of our businesses over the past several years. Although we continue to report our segments separately, due to the integrated nature of our business model, we manage our business to maximize profitability for our company as a whole. As a result, profitability trends in individual segments may not be consistent with the profitability of our company or comparable to our competitors. For example, following our bottling acquisitions in 2006, we changed certain funding and manufacturing arrangements between our Beverage Concentrates and Finished Goods segments and our newly acquired bottling companies, which reduced the profitability of our Bottling Group segment while benefiting our other segments.

We have significant intersegment transactions. For example, our Bottling Group purchases concentrates at an arm’s length price from our Beverage Concentrates segment. We expect these purchases to account for approximately one-third of our Beverage Concentrates segment annual net sales and therefore drive a similar proportion of our Beverage Concentrates segment profitability. In addition, our Bottling Group segment purchases finished beverages from our Finished Goods segment. All intersegment transactions are eliminated in preparing our combined results of operations.

We incur selling, general and administrative expenses in each of our segments. In our segment reporting, the selling, general and administrative expenses of our Bottling Group and Mexico and the Caribbean segments relate primarily to those segments. However, as a result of our historical segment reporting policies, certain combined selling activities that support our Beverage Concentrates and Finished Goods segments have not been proportionally allocated between those two segments. We also incur certain centralized finance and corporate costs that support our entire business, which have not been directly allocated to our respective segments but rather have been allocated primarily to our Beverage Concentrates segment.

The key financial measures management uses to assess the performance of our segments are net sales and underlying operating profit (“UOP”).

UOP represents a measure of income from operations. To reconcile total UOP of our segments to our total company income from operations on a U.S. GAAP basis, adjustments are primarily required for: (1) restructuring costs, (2) non-cash compensation charges on stock option awards, (3) amortization and impairment of intangibles and (4) incremental pension costs. In addition, adjustments are required for total company corporate costs and other items, which relate primarily to general and administrative expenses not allocated to the segments and equity in earnings of unconsolidated subsidiaries. To reconcile total company income from operations to the line item “income before provision for income taxes, equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy” as reported on a U.S. GAAP basis, additional adjustments are required for interest expense, interest income and other expense (income).

Components of Net Sales and Costs and Expenses

Net Sales

We generate net sales primarily from:

•	the sale and distribution of beverage concentrates and syrups;

•	the sale and distribution of finished beverages; and

•	the distribution of products of third parties.

We offer a variety of incentives and discounts to bottlers, customers and consumers through various programs to support in the distribution and promotion of our products. These incentives and discounts include cash discounts, price allowances, volume based rebates, product placement fees and other financial support for items such as trade promotions, displays, new products, consumer incentives and advertising assistance. These incentives and discounts, collectively referred to as trade spend, are reflected as a reduction of gross sales to arrive at net sales.

We expect our annual net sales growth rate over the next several years to be in the range of 3%-5% (before giving effect to any acquisitions we may make), driven by, among other things, the execution of our strategy including our focus on higher margin opportunities which arise from investing in coolers and other cold drink equipment, expanding our product presence in channels, such as convenience stores, as well as investing in manufacturing facilities. We expect our 2008 net sales growth rate to be in the same range (before giving effect to any acquisitions we may make).

Cost of Sales

Our cost of sales include costs associated with the operation of our manufacturing and other related facilities, including depreciation, as well as the following:

•	Beverage concentrates cost of sales. The major components in our beverage concentrates cost of sales are flavors and sweeteners for diet beverage concentrates.

•	Bottler cost of sales. The major components in our bottler cost of sales are beverage concentrates, packaging and ingredients. Packaging costs and ingredients costs represented approximately 40% and 20%, respectively, of our cost of sales in 2007. Packaging costs include aluminum, glass, PET and paper packaging. Ingredients include HFCS and other sweeteners, agricultural commodities (such as apples, citrus fruits and tomatoes), teas and flavorings.

•	Distributor cost of sales. The major component in our distributor cost of sales is purchased finished beverages.

We anticipate our cost of sales to increase approximately 6% in 2008, principally driven by an increase in commodity costs, including our cost of aluminum and, to a lesser extent, an increase in the cost of PET, apple juice concentrate and HFCS.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses include:

•	selling and marketing expenses;

•	transportation and warehousing expenses related to customer shipments, including fuel;

•	general and administrative expenses such as management payroll, benefits, travel and entertainment, accounting and legal expenses and rent on leased office facilities; and

•	corporate function expenses allocated from Cadbury Schweppes (as described under “—Our Separation from Cadbury Schweppes”).

We expect that our selling, general and administrative expenses in 2008 and in future years to be positively impacted by the cost savings we expect to realize from the organizational restructuring we announced on October 10, 2007 as described under “—Restructuring Costs” below. As discussed in “Unaudited Pro Forma Combined Financial Data,” the $13 million of incremental corporate and other publicly-traded company costs we expect to incur following our separation from Cadbury Schweppes will negatively impact our selling, general and administrative costs.

Depreciation and Amortization

Our depreciation expense includes depreciation of buildings, machinery and equipment relating to our manufacturing, distribution and office facilities as well as coolers and other cold drink equipment and computer software. Our amortization expense includes amortization of definite-lived intangible assets including our brands, bottler agreements, distribution rights, customer relationships and vending contracts. Depreciation directly attributable to our manufacturing and distribution operations is included in our cost of sales. Amortization related to our long-term vending contracts is recorded in selling, general and administrative expenses. All other depreciation and amortization is included as a separate line item.

Restructuring Costs

We implement restructuring programs from time to time and incur costs that are designed to improve operating effectiveness and lower costs. These programs have included closure of manufacturing plants, reductions in workforce, integrating back office operations and outsourcing certain transactional activities. When we implement these programs, we incur various charges, including severance and other employment-related costs. In 2007, we incurred $76 million of restructuring costs primarily related to the organizational restructuring we announced on October 10, 2007 and the ongoing integration of our bottling acquisitions. In 2008, we expect to incur approximately $42 million of additional restructuring charges principally with respect to these programs. As discussed in “Information Statement Summary — Recent Developments,” we expect the organizational restructuring announced on October 10, 2007 to generate annual cost savings of approximately $68 million, most of which are expected to be realized in 2008 with the full annual benefit realized from 2009 onwards.

Interest Expense

Historically, we have borrowed funds from subsidiaries of Cadbury Schweppes. We have also borrowed funds from third-party banks and other lenders. The interest incurred with respect to this debt is recorded as interest expense. We expect our interest expense to increase significantly as the result of borrowings under our new

$4.4 billion credit facilities. We expect to borrow $3.9 billion under these facilities upon separation, as described in “Unaudited Pro Forma Combined Financial Data.”

Interest Income

Interest income is the return we earn on our cash and cash equivalents held at third-party banks. Historically, we have also generated interest income from our note receivable balances with subsidiaries of Cadbury Schweppes, which are a result of Cadbury Schweppes’ cash management practices. We expect our interest income to decrease significantly as a result of the repayment of intercompany receivables by Cadbury Schweppes as part of the separation.

Other Expense (Income)

Other expense (income) includes miscellaneous items not reflected in our income from operations. This line item in future periods will be impacted by the income we will record as a result of Cadbury Schweppes’ agreement to indemnify us for certain tax liabilities as described in “Unaudited Pro Forma Combined Financial Data.”

Income Taxes

Our effective income tax rate fluctuates from period-to-period and can be impacted by various items, including shifts in the mix of our earnings from various jurisdictions, changes in requirements for tax uncertainties, timing and results of any reviews or audits of our income tax filing positions or returns, and changes in tax legislation. Our effective tax rate in future periods will be impacted by the accrual of interest we will record as a result of the unrecognized tax benefits transferred to us in connection with the separation. We expect any amount recorded in respect of the indemnified unrecognized tax benefits reflected in income taxes will have an offsetting amount recorded in “other expense (income),” unless Cadbury Schweppes fails to, is not required to or cannot indemnify or reimburse us. See “Unaudited Pro Forma Combined Financial Data.”

Volume

In evaluating our performance, we consider different volume measures depending on whether we sell beverage concentrates and syrups or finished beverages.

Beverage Concentrates Sales Volume

In our beverage concentrates and syrup businesses, we measure our sales volume in two ways: (1) “concentrates case sales” and (2) “bottler case sales.” The unit of measurement for both concentrates case sales and bottler case sales equals 288 fluid ounces of finished beverage, or 24 twelve ounce servings.

Concentrates case sales represent units of measurement for concentrates and syrups sold by us to our bottlers and distributors. A concentrates case is the amount of concentrates needed to make one case of 288 fluid ounces of finished beverage. It does not include any other component of the finished beverage other than concentrates. Our net sales in our concentrates businesses are based on concentrates cases sold.

Bottler case sales represent the number of cases of our finished beverages sold by us and our bottling partners. Bottler case sales are calculated based upon volumes from both our Bottling Group and volumes reported to us by our third-party bottlers.

Bottler case sales and concentrates case sales are not equal during any given period due to changes in bottler concentrates inventory levels, which can be affected by seasonality, bottler inventory and manufacturing practices, and the timing of price increases and new product introductions.

Although our net sales in our concentrates businesses are based on concentrates case sales, we believe that bottler case sales are also a significant measure of our performance because they measure sales of our finished beverages into retail channels.

Finished Beverages Sales Volume

In our finished beverages businesses, we measure volume as case sales to customers. A case sale represents a unit of measurement equal to 288 fluid ounces of finished beverage sold by us. Case sales include both our owned-brands and certain brands licensed to, and/or distributed by, us.

Results of Operations for 2007 Compared to 2006

Combined Operations

The following table sets forth our combined results of operation for 2007 and 2006.

			Dollar Amount	Percentage
	2007	2006	Change	Change
	(In millions, except% data)

Net sales	$5,748	$4,735	$1,013	21.4%
Cost of sales	2,617	1,994	623	31.2%

Gross profit	3,131	2,741	390	14.2%
Selling, general and administrative expenses	2,018	1,659	359	21.6%
Depreciation and amortization	98	69	29	42.0%
Impairment of intangible assets	6	—	6	NM
Restructuring costs	76	27	49	NM
Gain on disposal of property and intangible assets	(71)	(32)	(39)	NM

Income from operations	1,004	1,018	(14)	(1.4)%
Interest expense	253	257	(4)	(1.6)%
Interest income	(64)	(46)	(18)	39.1%
Other expense (income)	(2)	2	(4)	NM

Income before provision for income taxes and equity in earnings of unconsolidated subsidiaries	817	805	12	1.5%
Provision for income taxes	322	298	24	8.1%

Income before equity in earnings of unconsolidated subsidiaries	495	507	(12)	(2.4)%
Equity in earnings of unconsolidated subsidiaries	2	3	(1)	(33.3)%

Net income	$497	$510	$(13)	(2.5)%

Net Sales.  The $1,013 million increase was primarily due to increases in our Bottling Group segment, which contributed an additional $931 million mainly due to the inclusion of our bottling acquisitions. Higher pricing and improved sales mix in all remaining segments increased net sales by 3% despite lower volumes. Excluding the impact of our bottling acquisitions, volumes were down 1%, with declines in Dr Pepper and Hawaiian Punch being partially offset by increases in Snapple, Mott’s and Sunkist. The disposal of the Grandma’s Molasses brand in January 2006 and the Slush Puppie business in May 2006 reduced net sales by less than 1%.

Gross Profit.  The $390 million increase was primarily due to increases in our Bottling Group segment, which contributed an additional $358 million mainly due to the inclusion of our bottling acquisitions. The remaining increase was primarily due to net sales growth, partially offset by increases in commodity costs, including HFCS and apple juice concentrate, as well as inventory write-offs related to Accelerade.

Gross margin was 54% in 2007 and 58% in 2006. The decrease in gross margin was due primarily to the inclusion of our bottling acquisitions (which generally have lower margins than our other businesses) for the full year 2007 as compared to partial periods in 2006.

Selling, General and Administrative Expenses.  The $359 million increase was primarily due to increases in our Bottling Group segment, which resulted in an additional $324 million of expenses mainly due to the inclusion of our bottling acquisitions. The remaining increase for all other segments was primarily due to the impact of inflation (particularly in wages and benefits), higher transportation costs as well as higher allocations from Cadbury Schweppes, partially offset by a reduction in annual management incentive plan accruals. Marketing was up slightly as increases in the Finished Goods segment to support new product launches, including Accelerade, Mott’s line extensions, and Peñafiel in the United States, were mostly offset by a reduction in the Beverage Concentrates segment.

Depreciation and Amortization.  The $29 million increase was principally due to higher depreciation on property, plant and equipment and amortization of definite-lived intangible assets in connection with our bottling acquisitions.

Impairment of Intangible Assets.  In 2007, we recorded impairment charges of $6 million, of which approximately $4 million was related to the Accelerade brand.

Restructuring Costs.  The $76 million cost in 2007 was primarily due to $32 million of costs associated with the organizational restructuring announced on October 10, 2007 and $21 million of costs associated with the Bottling Group integration. The organizational restructuring announced in October 2007 included employee reductions and the closure of manufacturing facilities.

The $27 million cost in 2006 was primarily related to the Bottling Group integration as well as various other cost reduction and efficiency initiatives. The Bottling Group integration and other cost reduction and efficiency initiatives primarily related to the alignment of management information systems, the consolidation of the back office operations from the acquired businesses, the elimination of duplicate functions, and employee relocations.

Gain on Disposal of Property and Intangible Assets.  In 2007, we recognized a $71 million gain due to a payment we received from Energy Brands, Inc. as a result of its termination of our contractual rights to distribute glacéau products. In 2006, we recognized a $32 million gain on disposals of assets, attributable to the Grandma’s Molasses brand and the Slush Puppie business.

Income from Operations.  The $14 million decrease was due to the $55 million operating loss from the launch of Accelerade, increased selling, general and administrative expenses and $49 million of higher restructuring costs in 2007, partially offset by higher net sales in 2007 and $39 million of higher gain on disposal of property and intangible assets in 2007.

Interest Expense.  The $4 million decrease in 2007 was primarily due to a reduction in the interest component paid on a lawsuit settled in June 2007 and a decrease in interest due to the settlement of third-party debt. These decreases were partially offset by an increase in interest on our related-party debt.

Interest Income.  The $18 million increase was primarily due to higher related-party note receivable balances with subsidiaries of Cadbury Schweppes.

Provision for Income Taxes.  The effective tax rates for 2007 and 2006 were 39.3% and 36.9%, respectively. The increase in the effective rate for 2007 was primarily due to a lower benefit from foreign operations.

Results of Operations by Segment for 2007 Compared to 2006

We operate our business in four segments: Beverage Concentrates, Finished Goods, Bottling Group, and Mexico and the Caribbean. The key financial measures management uses to assess the performance of our segments are net sales and UOP.

The following tables set forth net sales and UOP for our segments for 2007 and 2006, as well as the adjustments necessary to reconcile our total segment results to our combined results presented in accordance with U.S. GAAP and the elimination of intersegment transactions.

			Dollar
			Amount	Percentage
	2007	2006	Change	Change
	(In millions, except % data)

Operating Segment Data:
Net sales
Beverage Concentrates	$1,342	$1,330	$12	0.9%
Finished Goods	1,562	1,516	46	3.0%
Bottling Group	3,143	2,001	1,142	57.1%
Mexico and the Caribbean	418	408	10	2.5%
Adjustments and eliminations(1)	(717)	(520)	(197)	NM

Net sales as reported	$5,748	$4,735	$1,013	21.4%

(1)	Consists principally of eliminations of intersegment net sales. The increase in these eliminations was due principally to the inclusion of our 2006 bottling acquisitions for the full year 2007 as compared to the inclusion of our 2006 bottling acquisitions for partial periods in 2006. Adjustments in these periods were not material.

			Dollar
			Amount	Percentage
	2007	2006	Change	Change
	(In millions, except % data)

Underlying operating profit
Beverage Concentrates	$731	$710	$21	3.0%
Finished Goods	167	172	(5)	(2.9)%
Bottling Group	130	130	0	0%
Mexico and the Caribbean	100	102	(2)	(2.0)%
Corporate and other(1)	(42)	(14)	(28)	NM
Adjustments and eliminations(2)	(269)	(295)	26	8.8%

Income before provision for income taxes and equity in earnings of unconsolidated subsidiaries as reported	$817	$805	$12	1.5%

(1)	Consists of equity in earnings of unconsolidated subsidiaries and general and administrative expenses not allocated to the segments. The change was primarily due to a decrease in our equity in earnings of unconsolidated subsidiaries compared to 2006 as a result of our purchase of the remaining 55% of DPSUBG in May 2006 and an increase in general and administrative expenses related to our IT operations.

(2)	For 2007, adjustments consist principally of net interest expense of $189 million, restructuring costs of $76 million and depreciation and amortization of $98 million. The 2007 adjustments were partially offset by a portion ($58 million) of the $71 million gain on termination of the glacéau distribution agreements. The balance of the gain ($13 million) is reflected in the Bottling Group UOP. For 2006, adjustments consist principally of net interest expense of $211 million, restructuring costs of $27 million and depreciation and amortization costs of $69 million. These 2006 adjustments were partially offset by the $32 million gain on disposal of the Grandma’s Molasses brand and Slush Puppie business. Eliminations in these periods were not material. Information on restructuring charges by segment is available in note 12 to our audited combined financial statements.

Beverage Concentrates

			Dollar
			Amount	Percentage
	2007	2006	Change	Change
	(In millions, except % data)

Net sales	$1,342	$1,330	$12	0.9%
Underlying operating profit	$731	$710	$21	3.0%

The $12 million net sales increase was due primarily to price increases, which more than offset the impact of a 1.4% volume decline. The volume decline was due primarily to a 3.3% decline in Dr Pepper partially offset by single digit percentage increases in Sunkist, Schweppes and A&W. The Dr Pepper decline is primarily a result of comparisons to prior period volumes that included the launch of “Soda Fountain Classics” line extensions. Line extensions are usually offered for a limited time period and their volumes typically decline in the years subsequent to the year of launch, as was the case with these line extensions in 2007. The total of all other regular and Diet Dr Pepper volumes (“base Dr Pepper volumes”) declined 0.4%. For 2006, net sales included $8 million for the Slush Puppie business, which was disposed in May 2006.

The $21 million UOP increase was due primarily to higher net sales and lower marketing investments (particularly advertising costs) partially offset by higher cost of sales from increased sweetener and flavor costs and increased selling, general and administrative expenses. The lower marketing investments were primarily a result of a reduction in Beverage Concentrates marketing investments to support new product initiatives in our Finished Goods segment, including $25 million for the launch of Accelerade. Selling, general and administrative expenses were higher due primarily to increased corporate costs following our bottler acquisitions, a transfer of sales personnel from the Finished Goods segment to this segment reflecting a sales reorganization, and general inflationary increases, which were partially offset by lower management annual incentive plan accruals.

Bottler case sales declined 1.5% in 2007 due primarily to a 2.5% decline in Dr Pepper, and a single and double digit percentage decline in 7UP and Diet Rite, respectively. The Dr Pepper decline results from comparisons to strong volumes in 2006 driven by the “Soda Fountain Classics” line extensions which were nationally introduced in 2005, while the total of base Dr Pepper volumes increased 0.4% compared with the prior year. The 7UP decline primarily reflects the discontinuance of 7UP Plus, as well as the comparison to strong volumes in 2006 driven by the third quarter launch of 7UP “with natural flavors” and heavy promotional support for 7UP and other brands. The Diet Rite decline was due to the shift of marketing investment from Diet Rite to other diet brands, such as Diet Sunkist, Diet A&W and Diet Canada Dry. These declines were partially offset by single digit percentage increases in Sunkist and Canada Dry, which are consistent with the consumer shift from colas to flavored CSDs.

Finished Goods

			Dollar
			Amount	Percentage
	2007	2006	Change	Change
	(In millions, except % data)

Net sales	$1,562	$1,516	$46	3.0%
Underlying operating profit	$167	$172	$(5)	(2.9)%

The $46 million net sales increase was due to price increases and a favorable shift towards higher priced products such as Snapple and Mott’s. These increases were partially offset by lower volumes and higher product placement costs associated with new product launches. The volume decrease of 2.0% was primarily due to a price increase on Hawaiian Punch in April 2007, which more than offset growth from Snapple and Mott’s. Snapple volumes increased primarily due to the launch of Antioxidant Waters and the continued growth from super premium teas. Mott’s volumes increased due primarily to the new product launches of Mott’s for Tots juice and Mott’s Scooby Doo apple sauce and increased consumer demand for apple juice.

The $5 million UOP decrease was due primarily to a $55 million operating loss from Accelerade, partially offset by the strong performance of Mott’s and Snapple products. The $55 million operating loss attributable to Accelerade was primarily due to new product launch expenses to support our entry into the sports drink category. The launch had been supported by significant product placement and marketing investments. In 2007, we had no net sales for this product as gross sales were more than offset by product placement fees. UOP was also negatively impacted by higher costs for glass, HFCS, apple juice concentrate, as well as $8 million of costs for the launch of Mott’s line extensions and the launch of Peñafiel in the United States, partially offset by the elimination of co-packing fees previously charged by the Bottling Group segment and lower selling, general and administrative costs due to the transfer of sales personnel from the Finished Goods segment to the Beverages Concentrates segment in connection with a sales reorganization.

Bottling Group

			Dollar
			Amount	Percentage
	2007	2006	Change	Change
	(In millions, except % data)

Net sales	$3,143	$2,001	$1,142	57.1%
Underlying operating profit	$130	$130	0	0%

The results of operations for 2006 only include eight months of results from DPSUBG (acquired in May 2006), approximately seven months of results from All American Bottling Corp. (acquired in June 2006), and approximately five months of results from Seven Up Bottling Company of San Francisco (acquired in August 2006), as compared to 2007 which includes a full year of results of operations for these businesses and approximately six months of results from SeaBev (acquired in July 2007).

The $1,142 million net sales increase was primarily due to the bottling acquisitions described above, price increases and a favorable sales mix of higher priced non-CSDs. After elimination of intersegment sales, the impact on our consolidated net sales was an increase of $931 million.

UOP was flat in 2007 compared to 2006 to the prior year despite the increased net sales. The associated profit from the increased net sales were more than offset by an increase in post-acquisition employee benefit costs, wage inflation costs, higher HFCS costs, the elimination of co-packing fees in 2007 which were previously earned on manufacturing for the Finished Goods segment, and an increase in investments in new markets. Additionally, in 2007, UOP included a portion ($13 million) of the $71 million gain due to the payment we received from Energy Brands, Inc. as a result of their termination of our contractual rights to distribute glacéau products.

Mexico and the Caribbean

			Dollar
			Amount	Percentage
	2007	2006	Change	Change
	(In millions, except % data)

Net sales	$418	$408	$10	2.5%
Underlying operating profit	$100	$102	$(2)	(2.0)%

The $10 million net sales increase was due to volume growth of 1.5% and increased pricing despite challenging market conditions and adverse weather, partially offset by unfavorable currency translation. The volume growth was due to the strong performance of Aguafiel and Clamato brands, both of which had double digit percentage increases. Foreign currency translation negatively impacted net sales by $6 million.

The $2 million UOP decrease in 2007 despite the increase in net sales was due primarily to an increase in raw material costs, particularly HFCS, higher distribution costs and unfavorable foreign currency translation. Foreign currency translation of expenses negatively impacted UOP by $2 million.

Results of Operations for 2006 Compared to 2005

Combined Operations

The following table sets forth our combined results of operations for 2006 and 2005.

			Dollar
			Amount	Percentage
	2006	2005	Change	Change
	(In millions, except % data)

Net sales	$4,735	$3,205	$1,530	47.7%
Cost of sales	1,994	1,120	874	78.0%

Gross profit	2,741	2,085	656	31.5%
Selling, general and administrative expenses	1,659	1,179	480	40.7%
Depreciation and amortization	69	26	43	165.4%
Restructuring costs	27	10	17	NM
Gain on disposal of property and intangible assets	(32)	(36)	4	NM

Income from operations	1,018	906	112	12.4%
Interest expense	257	210	47	22.4%
Interest income	(46)	(40)	(6)	(15.0)%
Other expense (income)	2	(51)	53	NM

Income before provision for income taxes, equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy	805	787	18	2.3%
Provision for income taxes	298	321	(23)	(7.2)%

Income before equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy	507	466	41	8.8%
Equity in earnings of unconsolidated subsidiaries	3	21	(18)	NM

Income before cumulative effect of change in accounting policy	510	487	23	4.7%
Cumulative effect of change in accounting policy, net of tax	—	10	(10)	NM

Net income	$510	$477	$33	6.9%

Net Sales.  The $1,530 million increase was primarily due to increases in our Bottling Group segment, which contributed an additional $1,462 million mainly due to the inclusion of our bottling group acquisitions. The remaining $68 million increase was due primarily to higher pricing, improved sales mix and favorable foreign currency translation. Volumes declined 1.4% primarily reflecting the impact of higher pricing in the Finished Goods segment and lower Beverage Concentrates volumes primarily due to 7UP and Diet Rite, which were partially offset by growth in our Mexico and the Caribbean segment. The disposal of a brand and a business reduced net sales by less than 1%.

Gross Profit.  The $656 million increase was primarily due to increases in our Bottling Group segment, which contributed an additional $570 million mainly due to the inclusion of our bottling group acquisitions. The remaining $86 million increase was primarily due to net sales growth, partially offset by higher raw material costs, including PET, glass and sweeteners. As a result of the bottling acquisitions, we were also able to reduce the use of external co-packing, which lowered overall production costs.

Gross margin was 58% in 2006 and 65% in 2005. The decrease in gross margin was due to the inclusion of our bottling acquisitions, which generally have lower margins than our other businesses.

Selling, General and Administrative Expenses.  The $480 million increase was primarily due to increases in our Bottling Group segment, which contributed an additional $484 million of expenses mainly due to the inclusion of our bottling group acquisitions. The remaining $4 million decrease was primarily due to lower marketing investments as well as reduced stock option and pension expenses, partially offset by higher transportation costs driven by fuel and general inflation for wages and benefits.

Depreciation and Amortization.  The $43 million increase was primarily due to higher depreciation on property, plant and equipment and amortization of definite lived intangible assets following our bottling acquisitions.

Restructuring Costs.  In 2006, the $27 million in expenses was primarily related to integration costs associated with our bottling acquisitions, as well as the outsourcing of certain back office functions, such as accounts payable and travel and entertainment management, to a third-party provider, and a reorganization of our information technology functions. The integration costs associated with our bottling acquisitions primarily related to the alignment of management information systems, the consolidation of back office operations from the acquired businesses, the elimination of duplicate functions, and employee relocations. In 2005, the $10 million in expenses was primarily related to costs from the restructuring of our four North American businesses (Mott’s, Snapple, Dr Pepper/Seven Up and Mexico) into a combined management reporting unit, that occurred in 2004 and the further consolidation of our back office operations that began in 2004.

Gain on Disposal of Property and Intangible Assets.  In 2006, we recognized a $32 million gain on the disposals of assets attributable to the disposals of the Grandma’s Molasses brand and Slush Puppie business. In 2005, we recognized a $36 million gain on the disposal of the Holland House brand.

Income from Operations.  The $112 million increase was primarily due to the net impact of our bottling acquisitions and strong performance from our Beverage Concentrates segment, partially offset by higher restructuring costs.

Interest Expense.  The $47 million increase was primarily due to the increase in related party debt as a result of the bottling acquisitions, which resulted in higher interest expense of $67 million. There was a further increase of $18 million due to higher interest rates on our variable rate related party debt. These increases were partially offset by a reduction of $43 million related to the repayment of certain related party debt.

Interest Income.  The $6 million increase is primarily due to fluctuations in related party note receivable balances with subsidiaries of Cadbury Schweppes.

Other expense (income).  The $53 million decrease was primarily due to the non-recurring foreign currency translation gain generated in 2005 from the redenomination of a related party debt payable by our Mexico and the Caribbean segment.

Provision for Income Taxes.  The effective tax rates for 2006 and 2005 were 36.9% and 39.7% respectively. The lower effective rate in 2006 was due to an income tax benefit related to the American Jobs Creation Act for domestic manufacturing, a greater benefit from foreign operations, changes in state, local and foreign income tax rates and shifts in the relative jurisdictional mix of taxable profits.

Equity in Earnings of Unconsolidated Subsidiaries.  The $18 million decrease was due to the impact of our increased ownership of DPSUBG. Prior to May 2, 2006, we owned approximately 45% of DPSUBG and recorded our share of its earnings on an equity basis. On May 2, 2006, we increased our ownership from 45% to 100%. As a result, DPSUBG’s results were reflected on a consolidated basis after May 2, 2006.

Cumulative Effect of Change in Accounting Policy, Net of Tax.  In 2005, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment and selected the prospective method of transition. Accordingly, prior period results were not restated and the cumulative impact for additional expense of $10 million was reflected in 2005.

Results of Operations by Segment for 2006 Compared to 2005

The following tables set forth net sales, and UOP for our segments for 2006 and 2005, as well as adjustments necessary to reconcile our total segment results to our combined results presented in accordance with U.S. GAAP and the elimination of intersegment transactions.

			Dollar
			Amount	Percentage
	2006	2005	Change	Change
	(In millions, except % data)

Operating Segment Data:
Net sales
Beverage Concentrates	$1,330	$1,304	$26	2.0%
Finished Goods	1,516	1,516	0	0%
Bottling Group	2,001	241	1,760	NM
Mexico and the Caribbean	408	354	54	15.3%
Adjustments and eliminations(1)	(520)	(210)	(310)	NM

Net sales as reported	$4,735	$3,205	$1,530	47.7%

(1)	Consists principally of eliminations of intersegment net sales. The increase in these eliminations was due primarily to the inclusion of our bottling acquisitions in 2006. Adjustments in these periods were not material.

			Dollar
			Amount	Percentage
	2006	2005	Change	Change
	(In millions, except % data)

Underlying Operating Profit
Beverage Concentrates	$710	$657	$53	8.1%
Finished Goods	172	165	7	4.2%
Bottling Group	130	44	86	NM
Mexico and the Caribbean	102	96	6	6.3%
Corporate and other(1)	(14)	11	(25)	NM
Adjustments and eliminations(2)	(295)	(186)	(109)	NM

Income before provision for income taxes, equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy as reported	$805	$787	$18	2.3%

(1)	Consists of equity in earnings of unconsolidated subsidiaries and general and administrative expenses not allocated to the segments. The change was primarily due to a decrease in our equity in earnings of unconsolidated subsidiaries for 2006 as a result of our purchase of the remaining 55% of DPSUBG in May 2006, and an increase in general and administrative expenses related to our IT operations.

(2)	For 2006, adjustments consist principally of net interest expense of $211 million, restructuring costs of $27 million and depreciation and amortization of $69 million. These adjustments were partially offset by the $32 million gain on disposal of the Grandma’s Molasses brand and Slush Puppie business. For 2005, adjustments consist principally of net interest expense of $170 million, restructuring costs of $10 million and depreciation and amortization of $26 million. These adjustments were partially offset by the $36 million gain on the disposal of the Holland House brand and foreign currency translation. Eliminations in these periods were not material. Information on restructuring charges by segment is available in note 12 and information on depreciation is provided in note 15, in each case to our audited combined financial statements.

Beverage Concentrates

			Dollar
			Amount	Percentage
	2006	2005	Change	Change
	(In millions, except % data)

Net sales	$1,330	$1,304	$26	2.0%
Underlying operating profit	$710	$657	$53	8.1%

The $26 million net sales increase was due primarily to price increases, offset by volume declines of 1.8%. Dr Pepper volumes increased 0.6% as the result of “Soda Fountain Classics” line extensions and Sunkist, A&W and Canada Dry volumes increased by single digit percentages, but were more than offset by 7UP and Diet Rite volume declines.

The $53 million UOP increase was due primarily to higher net sales and lower cost of sales and marketing expenses (primarily advertising costs), which were partially offset by higher selling, general and administrative expenses. The lower cost of sales was driven by a favorable sales mix shift away from higher cost beverage concentrates products, such as 7UP Plus and Diet Rite, to non-diet products. The higher selling, general and administrative expenses related mainly to an increase in corporate costs following our bottling acquisitions.

Bottler case sales increased 0.9% primarily due to growth in Dr Pepper following the launch of Dr Pepper Berries & Cream, the second offering of the “Soda Fountain Classics” line extensions, and single digit percentage increases on Diet Dr Pepper as a result of the “Diet Try It” promotion. Sunkist had a double digit volume percentage increase due to a line extension, and A&W had a single digit volume percentage increase due to new packaging. These increases were partially offset by a decline in 7UP and Diet Rite. The 7UP decline was primarily due to the discontinuation of 7UP Plus which was partially offset by the volume gains in the relaunch of 7UP “with natural flavors” in the third quarter of 2006. The Diet Rite decline was due to a reallocation of marketing investments from Diet Rite to Diet 7UP, Diet Sunkist, Diet A&W and Diet Canada Dry.

Finished Goods

			Dollar
			Amount	Percentage
	2006	2005	Change	Change
	(In millions, except % data)

Net sales	$1,516	$1,516	$0	0%
Underlying operating profit	$172	$165	$7	4.2%

Net sales were equal to the prior year as volume declines of 3.0% and an unfavorable sales mix were offset by price increases. Volume declines in Snapple and Yoo-Hoo more than offset an increase in Hawaiian Punch.

The $7 million UOP increase was due to lower cost of sales, partially offset by higher marketing expenses mainly associated with the launch of Snapple super premium teas. The lower cost of sales was due to supply chain initiatives, including lower ingredient costs from product reformulation and lower production costs as certain products, which were previously co-packed externally, were manufactured in-house. These cost of sales reductions were partially offset by an increase in our cost of HFCS, PET and glass.

Bottling Group

			Dollar
			Amount	Percentage
	2006	2005	Change	Change
	(In millions, except % data)

Net sales	$2,001	$241	$1,760	NM
Underlying operating profit	$130	$44	$86	NM

Bottling Group results in 2005 included only the results from the former Snapple Distributors segment. Bottling Group’s 2006 results include a full year of sales of $271 million from the former Snapple Distributors segment, and partial year results from our 2006 bottling acquisitions. After elimination of intersegment sales, the impact on our consolidated net sales was an increase of $1,462 million. As a result, UOP was $130 million on $2,001 million of net sales in 2006, compared to UOP of $44 million on $241 million of net sales in 2005.

Mexico and the Caribbean

			Dollar
			Amount	Percentage
	2006	2005	Change	Change
	(In millions, except % data)

Net sales	$408	$354	$54	15.3%
Underlying operating profit	$102	$96	$6	6.3%

The $54 million net sales increase was due to 3.4% volume growth, increased pricing, improved sales mix and favorable foreign currency translation. Volumes increased due to growth in Aguafiel, Clamato and Squirt following our improved penetration of large retail stores and growth in the third-party distributor channel. Foreign currency translation favorably impacted net sales by $15 million.

The $6 million UOP increase was due to the increased net sales, partially offset by increases in HFCS and PET costs, higher transportation and distribution costs, increased selling, general and administrative expenses, and unfavorable foreign currency translation. Foreign currency translation negatively impacted cost of sales by $6 million.

Critical Accounting Policies

The process of preparing our financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. These estimates and judgments are based on historical experience, future expectations and other factors and assumptions we believe to be reasonable under the circumstances. The most significant estimates and judgments are reviewed on an ongoing basis and are revised when necessary. Actual amounts may differ from these estimates and judgments. A summary of our significant accounting policies is contained in note 2 to our audited combined financial statements included elsewhere in this information statement.

The most significant estimates and judgments relate to:

•	revenue recognition,

•	valuations of goodwill and other indefinite lived intangibles,

•	stock based compensation,

•	pension and postretirement benefits and

•	income taxes.

Revenue Recognition

We recognize sales revenue when all of the following have occurred: (1) delivery, (2) persuasive evidence of an agreement exists, (3) pricing is fixed or determinable, and (4) collection is reasonably assured. Delivery is not considered to have occurred until the title and the risk of loss passes to the customer according to the terms of the contract between us and the customer. The timing of revenue recognition is largely dependent on contract terms. For sales to other customers that are designated in the contract as free-on-board destination, revenue is recognized when the product is delivered to and accepted at the customer’s delivery site.

In addition, we offer a variety of incentives and discounts to bottlers, customers and consumers through various programs to support the distribution and promotion of our products. These incentives and discounts include cash discounts, price allowances, volume based rebates, product placement fees and other financial support for items such as trade promotions, displays, new products, consumer incentives and advertising assistance. These incentives and discounts, which we collectively refer to as trade spend, are reflected as a reduction of gross sales to arrive at net sales. Trade spend for 2007 and 2006 includes the effect of our bottling acquisitions where the amounts of such spend are larger than those related to other parts of our business. The aggregate deductions from gross sales recorded by us in relation to these programs were approximately $3,159 million, $2,440 million and $928 million in 2007, 2006 and 2005, respectively. Net sales are also reported net of sales taxes and other similar taxes.

Goodwill and Other Indefinite Lived Intangible Assets

The majority of our intangible asset balances are made up of goodwill and brands which we have determined to have indefinite useful lives. In arriving at the conclusion that a brand has an indefinite useful life, we review factors such as size, diversification and market share of each brand. We expect to acquire, hold and support brands for an indefinite period through consumer marketing and promotional support. We also consider factors such as our ability to continue to protect the legal rights that arise from these brand names indefinitely or the absence of any regulatory, economic or competitive factors that could truncate the life of the brand name. If the criteria are not met to assign an indefinite life, the brand is amortized over its expected useful life.

We conduct impairment tests on goodwill and all indefinite lived intangible assets annually, as of December 31, or more frequently if circumstances indicate that the carrying amount of an asset may not be recoverable. We use present value and other valuation techniques to make this assessment. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Impairment tests for goodwill include comparing the fair value of the respective reporting units, which are our segments, with their carrying amount, including goodwill. Goodwill is evaluated using a two-step impairment test at the reporting unit level. The first step compares the carrying amount of a reporting unit, including goodwill, with its fair value. If the carrying amount of a reporting unit exceeds its fair value, a second step is completed to determine the amount of goodwill impairment loss to record. In the second step, an implied fair value of the reporting unit’s goodwill is determined by allocating the fair value of the reporting unit to all of the assets and liabilities other than goodwill. The amount of impairment loss is equal to the excess of the carrying amount of the goodwill over the implied fair value of that goodwill. See note 8 to our audited combined financial statements included elsewhere in this information statement.

The tests for impairment include significant judgment in estimating fair value primarily by analyzing future revenues and profit performance. Assumptions used on our impairment calculations, such as our cost of capital and the appropriate discount rates are based on the best available market information and are consistent with our internal operating forecasts. These assumptions could be negatively impacted by various of the risks discussed in “Risk Factors” in this information statement.

Stock-Based Compensation

On January 3, 2005, we adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (“SFAS 123(R)”). SFAS 123(R) requires the recognition of compensation expense in our Combined Statements of Operations related to the fair value of employee share-based awards. Prior to the adoption of SFAS 123(R), we applied Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB25”) and related interpretations when accounting for our stock-based compensation plans. We have selected the modified prospective method of transition; accordingly, prior periods have not been restated. Upon adoption of SFAS 123(R), for awards which are classified as liabilities we were required to reclassify the APB 25 historical compensation cost from equity to liability and to recognize the difference between this and the fair value liability through the statement of operations.

We selected the Black-Scholes option pricing model as the most appropriate method for determining the estimated fair value for stock-based awards. The Black-Scholes option pricing model requires the use of highly subjective and complex assumptions which determine the fair value of stock-based awards, including the option’s expected term, expected volatility of the underlying stock, risk-free rate, and expected dividends. These assumptions significantly affect the stock compensation charges associated with each grant and in the case of liability plans, the cost associated with remeasuring the liability at each balance sheet date. Moreover, changes in forfeiture rates affect the timing and amount of stock compensation expense recognized over the requisite service period.

Under SFAS 123(R), we recognize the cost of all unvested employee stock options on a straight-line attribution basis over their respective vesting periods, net of estimated forfeitures. In addition, we have certain employee share plans that contain inflation indexed earnings growth performance conditions. SFAS 123(R) requires plans with such performance criteria to be accounted for under the liability method. The liability method, as set out in SFAS 123(R), requires a liability be recorded on the balance sheet until awards have vested. Also, in calculating the income statement charge for share awards under the liability method as set out in SFAS 123(R), the fair value of each award must be remeasured at each reporting date until vesting.

The compensation expense related to our stock-based compensation plans is included within “selling, general and administrative expenses” in our Combined Statements of Operations. We recognized approximately $21 million ($13 million net of tax), $17 million ($10 million net of tax) and $22 million ($13 million net of tax) of expense in 2007, 2006 and 2005, respectively. See note 14 to our audited combined financial statements for a further description of the stock-based compensation plans.

Pension and Postretirement Benefits

We have several pension and postretirement plans covering our employees who satisfy age and length of service requirements. There are nine stand-alone and five multi-employer pension plans and five stand-alone and one multi-employer postretirement plans. Depending on the plan, pension and postretirement benefits are based on a combination of factors, which may include salary, age and years of service. One of the nine stand-alone plans is an unfunded pension plan that provides supplemental pension benefits to certain senior executives, and is accounted for as a defined contribution plan.

Pension expense has been determined in accordance with the principles of SFAS No. 87, Employers’ Accounting for Pensions which requires use of the “projected unit credit” method for financial reporting. We adopted the provisions of SFAS No. 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — An amendment of Financial Accounting Standards Board Statements No. 87, 88, 106, and 132(R) (“SFAS 158”) related to recognizing the funded status of a benefit plan and the disclosure requirements on December 31, 2006. We have elected to defer the change of measurement date as permitted by SFAS 158 until December 31, 2008. Our policy is to fund pension plans in accordance with the requirements of the Employee Retirement Income Security Act. Employee benefit plan obligations and expenses included in the combined financial statements are determined from actuarial analyses based on plan assumptions, employee demographic data, years of service, compensation, benefits and claims paid and employer contributions.

Cadbury Schweppes sponsors the five defined benefit plans and one postretirement health care plan in which our employees participate. Expenses related to these plans were determined by specifically identifying the costs for our participants.

The expense related to the postretirement plans has been determined in accordance with SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions (“SFAS 106”). As provided in SFAS 106, we accrue the cost of these benefits during the years that employees render service to us.

The calculation of pension and postretirement plan obligations and related expenses is dependent on several assumptions used to estimate the present value of the benefits earned while the employee is eligible to participate in the plans. The key assumptions we use in determining the plan obligations and related expenses include: (1) the interest rate used to calculate the present value of the plan liabilities, (2) employee turnover, retirement age and mortality and (3) the expected return on plan assets. Our assumptions reflect our historical experience and our best judgment regarding future performance. Due to the significant judgment required, our assumptions could have a material impact on the measurement of our pension and postretirement obligations and expenses.

See note 13 to our audited combined financial statements for more information about the specific assumptions used in determining the plan obligations and expenses.

Income Taxes

Our income taxes are computed and reported on a separate return basis as if we were not a part of Cadbury Schweppes. Our tax rate is based on our net income before tax, statutory tax rates and tax planning benefits available to us in the jurisdictions in which we operate. Significant judgment is required in determining our annual tax rate and in evaluating our tax positions. We establish reserves when we believe certain positions may be subject to challenge. We adjust these reserves as the facts and circumstances of each position changes.

Deferred taxes are recognized for future tax effects of temporary differences between financial and income tax reporting using rates in effect for the years in which the differences are expected to reverse. We establish valuation allowances for our deferred tax assets when we believe expected future taxable income is not likely to support the use of a deduction or credit in that tax jurisdiction.

We have adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes (“FIN 48”) effective January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The establishment of a liability for unrecognized tax benefits requires us to identify whether a tax position is more likely than not to be sustained upon examination by tax authorities and also required us to estimate the largest amount of tax benefit that is greater than 50% likely to be realized upon settlement. Whether a tax position is more likely than not to be sustainable, and determining the largest amount that is more likely than not to be realizable upon settlement, are subject to judgment. Changes in judgment can occur between initial recognition through settlement or ultimate de-recognition based upon changes in facts, circumstances and information available at each reporting date. See note 9 to our audited combined financial statements for additional information related to FIN 48.

Our effective tax rate for 2007 was 39.3%. See note 9 to our audited combined financial statements.

Liquidity and Capital Resources

Trends and Uncertainties Affecting Liquidity

Upon our separation from Cadbury Schweppes, our capital structure, long-term commitments, and sources of liquidity will change significantly from our historical capital structure, long-term commitments and sources of liquidity. After the separation, our primary source of liquidity will be cash provided from operating activities. We believe that the following will negatively impact liquidity:

•	We will incur significant third party debt in connection with the separation;

•	We will continue to make capital expenditures to build new manufacturing capacity, upgrade our existing plants and distribution fleet of trucks, replace and expand our cold drink equipment, make IT investments for IT systems, and from time-to-time invest in restructuring programs in order to improve operating efficiencies and lower costs;

•	We will assume significant pension obligations; and

•	We may make further acquisitions.

New Financing Arrangements

On March 10, 2008, we entered into arrangements with a group of lenders to provide us with an aggregate of $4.4 billion of financing. The new arrangements consist of a $2.4 billion senior credit agreement that provides a $1.9 billion term loan A facility and a $500 million revolving credit facility and a 364-day bridge credit agreement that provides a $2.0 billion bridge loan facility. We currently expect to borrow an aggregate of $3.9 billion under the term loan A facility and the bridge loan facility in connection with the separation which, together with our cash on hand, will be used to settle with Cadbury Schweppes related party debt and other balances, reduce Cadbury Schweppes’ net investment in us, purchase certain assets from Cadbury Schweppes related to our business, pay $100 million of fees and expenses related to the new credit facilities and provide us with $100 million of cash on hand immediately after the separation.

We currently intend, subject to prevailing market conditions, to replace all or a portion of the bridge loan facility with the proceeds from the issuance of one or more series of notes and/or an alternative term loan facility. See “Description of Indebtedness” and “Risk Factors — Risks Related to Our Business — After our separation from Cadbury Schweppes, we will have a significant amount of debt, which could adversely affect our business and our ability to meet our obligations.”

We expect to use borrowings under the revolving credit facility for working capital and general corporate purposes.

For a description of our new credit facilities, see “Description of Indebtedness.”

Capital Expenditures

Capital expenditures were $230 million in 2007 compared to $158 million in 2006. Capital expenditures for both years primarily consisted of manufacturing and distribution equipment, cold drink equipment and IT investments for new systems. The increase in 2007 was primarily due to the inclusion of our bottling acquisitions. We plan to incur annual capital expenditures over the next three years in an amount equal to approximately 5% of our net sales. These expenditures are expected to include investments in cold drink equipment, construction of a multi-product manufacturing facility in Southern California, expansion of our capabilities in existing facilities and implementation of route-to-market efficiency initiatives.

Restructuring

We implement restructuring programs from time to time and incur costs that are designed to improve operating effectiveness and lower costs. These programs have included closure of manufacturing plants, reductions in force, integration of back office operations and outsourcing of certain transactional activities. When we implement these programs, we incur various charges, including severance and other employment-related costs.

The restructuring costs of $76 million in 2007 are primarily related to the following:

•	Organizational restructuring announced on October 10, 2007, which will result in the reduction of approximately 470 employees and the closure of two manufacturing facilities in Denver, Colorado (closed in December 2007) and Waterloo, New York (closed in March 2008). The employee reductions are expected to be completed by June 2008. As a result of this restructuring, we recognized a charge of $32 million in 2007.

•	Continued integration of the Bottling Group, which was initiated in 2006, resulted in charges of $21 million.

•	Integration of technology facilities initiated in 2007.

•	Closure of the St. Catharines facility initiated in 2007.

The restructuring costs of $27 million in 2006 are primarily related to the following:

•	Integration of the Bottling Group initiated in 2006; and

•	Outsourcing initiatives of our back office operations service center and a reorganization of our IT operations initiated in 2006.

We expect to incur an aggregate of approximately $42 million of pre-tax, non-recurring charges in 2008 with respect to the restructuring discussed above. For more information, see note 12 to our audited combined financial statements.

Pension Obligations

We expect to assume unfunded employee benefit liabilities for pension benefit and postretirement obligations from Cadbury Schweppes for qualified and non-qualified plans. In January 2008, we began to separate commingled pension and postretirement plans in which certain of our employees participate. As a result, we remeasured the projected benefit obligation of the separated plans, which we expect to result in an increase of approximately

$71 million to our “other non-current liabilities” and a decrease of approximately $53 million to “accumulated other comprehensive income.” See “Unaudited Pro Forma Combined Financial Data.” The actual pension liability and associated unamortized losses will be finalized at the separation date.

Acquisitions

We may make further acquisitions. For example, we may make further acquisitions of regional bottling companies to further extend our geographic coverage. Any acquisitions may require future capital expenditures and restructuring expenses.

Liquidity

Based on our current and anticipated level of operations, we believe that our proceeds from operating cash flows, together with amounts we expect to be available under our new financing arrangements, will be sufficient to meet our anticipated liquidity needs over at least the next twelve months.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $603 million in 2007 compared to $581 million in 2006. This $22 million increase was primarily due to changes in non-cash adjustments and working capital improvements. The increase in working capital was primarily the result of a $99 million increase in accounts payable and accrued expenses and a $74 million decrease in trade accounts receivable. These changes were partially offset by increases in related party receivables of $55 million, other accounts receivable of $84 million and inventories of $27 million.

Net cash from operating activities was $581 million in 2006 compared to $583 million in 2005. The $2 million decrease was primarily due to a decrease in our cash flows from working capital of $89 million partially offset by an increase in net earnings of $33 million, an increase in depreciation of $46 million and an increase in amortization of $14 million. Changes in working capital were a decreased source of cash flow from operations in 2006 compared to 2005, primarily as a result of a $138 million decrease from accounts payables and accrued expenses, partially offset by a $20 million decrease from receivables.

Net Cash Provided by Investing Activities

Net cash used in investing activities was $1,087 million in 2007 compared to $502 million in 2006. The increase of $585 million was primarily attributable to the issuance of notes receivable for $1,846 million, partially offset by $842 million due to the repayment of notes receivable and a decrease of $405 million for acquisitions, principally the acquisition in 2006 of the remaining 55% interest in DPSUBG.

Net cash used in investing activities was $502 million in 2006 compared to $283 million provided by investing activities in 2005. The $785 million increase in 2006 was primarily due to the acquisition of the remaining 55% interest in DPSUBG, higher purchases of property, plant, and equipment, and lower proceeds from asset sales.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $515 million in 2007 compared to $72 million used in financing activities in 2006. The $587 million increase in 2007 was due to higher levels of debt issuances and net investment transactions with Cadbury Schweppes, partially offset by increases in debt repayment.

Net cash used in financing activities was $72 million in 2006 compared to $815 million in 2005. The $743 million decrease in 2006 was primarily due to increases in net long-term debt and net investment transactions with, and cash distributions to, Cadbury Schweppes.

Cash and Cash Equivalents

Cash and cash equivalents were $67 million at December 31, 2007 and increased $32 million in 2007 from $35 million at the prior year end. The increase was primarily due to transactions with Cadbury Schweppes.

Contractual Commitments and Obligations

We enter into various contractual obligations that impact, or could impact, our liquidity. The following table summarizes our contractual obligations and contingencies at December 31, 2007. See notes 10 and 13 to our audited combined financial statements included elsewhere in this information statement for additional information regarding the items described in this table.

		Payments Due in Year
	Total	2008	2009	2010	2011	2012	After 2012
				(In millions)

Long-term debt obligations(1)	$3,019	$126	$494	$—	$425	$740	$1,234
Capital leases(2)	21	2	3	3	3	3	7
Interest payments(3)	1,083	192	165	161	140	88	337
Operating leases(4)	281	72	53	45	36	29	46
Purchase obligations(5)	122	36	24	20	11	10	21
Other long-term liabilities(6)	44	4	4	4	4	4	24

Total	$4,570	$432	$743	$233	$619	$874	$1,669

(1)	Amounts represent scheduled principal payments for long-term debt. The amount and timing of payments related to our long-term debt will be different from those set forth in this table as the result of borrowings under our new credit facilities.

(2)	Amounts represent capitalized lease obligations, net of interest. Interest in respect of capital leases is included under the caption “Interest payments” on this table.

(3)	Amounts represent our estimated interest payments based on: (a) projected interest rates for floating rate debt, (b) specified interest rates for fixed rate debt, (c) capital lease amortization schedules and (d) debt amortization schedules. The amount and timing of interest payments will be different from those set forth in this table as the result of borrowings under our new credit facilities.

(4)	Amounts represent minimum rental commitment under non-cancellable operating leases.

(5)	Amounts represent payments under agreements to purchase goods or services that are legally binding and that specify all significant terms, including long-term contractual obligations.

(6)	Amounts represent estimated pension and postretirement benefit payments for U.S. and non-U.S. defined benefit plans. In addition, on January 1, 2007, we adopted the provisions of FIN 48. As of December 31, 2007 the amount of unrecognized tax benefits was $98 million. This table does not reflect any payments we may be required to make in respect of tax matters for which we have established reserves in accordance with FIN 48. Due to uncertainty regarding the timing of payments associated with these liabilities, we are unable to make a reasonable estimate of the amount and period for which these liabilities might be paid and therefore are not included in the above table.

Inflation

The principal effect of inflation on our operating results is to increase our costs. Subject to normal competitive market pressures, we seek to mitigate the impact of inflation by raising prices.

Effect of Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141(R)”), which amends the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for us on January 1, 2009, and we will apply SFAS 141(R) prospectively to all business combinations subsequent to the effective date.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — An amendment of Accounting Research Bulletin No. 51 (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary and also establishes disclosure requirements that clearly identify and distinguish between the controlling and noncontrolling interests and requires the separate disclosure of income attributable to controlling and noncontrolling interests. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We will apply SFAS 160 prospectively to all applicable transactions subsequent to the effective date.

In June 2007, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 06-11 Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (“EITF 06-11”), which requires entities to record tax benefits on dividends or dividend equivalents that are charged to retained earnings for certain share-based awards to additional paid-in capital. In a share-based payment arrangement, employees may receive dividends or dividend equivalents on awards of nonvested equity shares, nonvested equity share units during the vesting period, and share options until the exercise date. Generally, the payment of such dividends can be treated as deductible compensation for tax purposes. The amount of tax benefits recognized in additional paid-in capital should be included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. EITF 06-11 is effective for fiscal years beginning after December 15, 2007, and interim periods within those years. We believe the adoption of EITF 06-11 will not have a material impact on our combined financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for us January 1, 2008. We do not plan to apply SFAS 159 to any of our existing financial assets or liabilities and believe that the adoption of SFAS 159 would not have a material impact on our combined financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS 157 is effective for us January 1, 2008. A one-year deferral is in effect for non financial assets and liabilities that are measured on a nonrecurring basis. We believe that the adoption of SFAS 157 will not have a material impact on our combined financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks arising from changes in market rates and prices, including movements in foreign currency exchange rates, interest rates, and commodity prices.

Foreign Exchange Risk

Historically, Cadbury Schweppes has managed foreign currency risk on a centralized basis on our behalf. The majority of our net sales, expenses, and capital purchases are transacted in United States dollars. However, we do have some exposure with respect to foreign exchange rate fluctuations. Our primary exposure to foreign exchange rates is the Canadian dollar and Mexican peso against the U.S. dollar. In order to manage exposures and mitigate the impact of currency fluctuations on the operations of our foreign subsidiaries, Cadbury Schweppes historically has entered into foreign exchange forward contracts for significant forecasted receipts and payments. All of these hedged transactions are against firmly committed or forecasted exposures. It is Cadbury Schweppes’ practice not to hedge translation exposure.

Following the separation, we may continue to utilize foreign exchange forward and option contracts to manage our exposure to changes in foreign exchange rates.

Interest Rate Risk

Historically, Cadbury Schweppes has managed interest rate risk on a centralized basis on our behalf through the use of interest rate swap agreements and other risk management instruments. The objectives for the mix between fixed and floating rate borrowings have been set to reduce the impact of an upward change in interest rates while enabling benefits to be enjoyed if interest rates fall.

Our historic interest rate exposure relates primarily to intercompany loans or other amounts due to, or from, Cadbury Schweppes. Following completion of the separation and the related financing transactions, we will be subject to interest rate risk with respect to our long-term debt under the credit facilities. The principal interest rate exposure relates to amounts expected to be borrowed under our new term loan A and bridge loan facilities. We will incur approximately $3.9 billion of debt with floating interest rates under these facilities. A change in the estimated interest rate on the anticipated $3.9 billion of borrowings under the term loan A and the bridge loan facilities up or down by 1% will increase or decrease our earnings before provision for income taxes by approximately $39 million, respectively, on an annual basis. We will also have interest rate exposure for any amounts we may borrow in the future under the revolving credit facility. If we replace the bridge loan facility with one or more series of notes bearing a fixed rate of interest, our exposure to interest rate risk will be significantly reduced. If we replace the bridge loan facility with an alternative term loan facility bearing a floating rate of interest we will continue to have a similar level of exposure to interest rate risk.

Following the separation, we may utilize interest rate swaps, agreements or other risk management instruments to manage our exposure to changes in interest rates.

Commodity Risks

We are subject to market risks with respect to commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. Our principal commodities risks relate to our purchases of aluminum, corn (for HFCS), natural gas (for use in processing and packaging), PET and fuel. Historically, Cadbury Schweppes has managed hedging of certain commodity costs on a centralized basis on our behalf through forward contracts for commodities. The use of commodity forward contracts has enabled Cadbury Schweppes to obtain the benefit of guaranteed contract performance on firm priced contracts offered by banks, the exchanges and their clearing houses.

Following the separation, we intend to utilize commodities forward contracts and supplier pricing agreements to hedge the risk of adverse movements in commodity prices for limited time periods for certain commodities.

Following the separation, commodities forward contracts in existence relating to our business will be transferred to us. The fair market value of these contracts as of December 31, 2007 was a liability of $6 million.

INDUSTRY

Overview

United States

In the United States, we operate primarily within the non-alcoholic liquid refreshment beverage market. This market consists of CSDs, non-CSDs (including ready-to-drink teas, juices, juice drinks and sports drinks) and bottled water. The U.S. liquid refreshment beverage market has grown over the last five years, with average annual volume growth of 3.9% between 2001 and 2006 and average annual retail sales growth of 5.1% over the same period. In 2006, the market grew by 4.1% in volume and 6.6% in retail sales. Total retail sales in 2006 in the U.S. liquid refreshment beverage market were $106 billion, with CSDs accounting for 66.1%, non-CSDs accounting for 19.7% and bottled water accounting for 14.2%.

CSDs.  According to the latest available information from Beverage Digest, in 2007, CSD retail sales increased 2.7% despite a 2.3% decline in volume. In 2006, CSD retail sales grew by 2.9% despite a 0.6% decline in volume. The rise in retail sales in both years was primarily due to price increases in CSDs combined with strong growth of premium-priced energy drinks. The decline in volume in both years was primarily attributable to a combination of increased pricing and consumers switching to non-CSDs and bottled water. Diet CSDs’ volume share of the overall CSD market segment increased from 25.1% in 2001 to 29.5% in 2006.

Colas and Flavored CSDs.  Flavored CSDs have become increasingly popular and have gained volume share versus cola CSDs. Within the CSD market segment, colas represented 57.4% of total CSD volume in 2006. Flavored CSDs have increased their share of the overall CSD market segment (as measured by volume) from 40.1% in 2001 to 42.6% in 2006, and colas have lost volume share from 59.9% in 2001 to 57.4% in 2006.

Non-CSDs.  Non-CSDs have experienced strong market share, volume and retail sales growth over the last five years. Non-CSD retail sales experienced an average annual growth rate of 8.9% from 2001 to 2006, and non-CSD volume share of the overall U.S. liquid refreshment beverage market increased from 12.7% in 2001 to 16.3% in 2006. Non-CSD volume and retail sales increased by 13.2% and 14.8%, respectively, in 2006, with strong growth in ready-to-drink teas, sports drinks and juice drinks.

Bottled Water.  The bottled water market segment consists of both spring waters and purified waters in packages of 1.5 liters or less. Bottled water pricing declined 2% in 2006 as a result of competitive pressures. Volume and retail sales increased by 16.5% and 14.5%, respectively, in 2006. Retail sales of bottled water increased by an average annual growth rate of 14.9% from 2001 to 2006.

All U.S. market and industry data set forth above is from Beverage Digest. See “— Use of Market Data in this Information Statement.”

Canada and Mexico

In the Canadian and Mexican markets, we operate in market segments similar to those in which we operate in the United States. The Canadian and Mexican markets have exhibited broadly similar trends to those in the United States, except that the Mexican CSD volume grew 4.9% in 2006, according to Canadean.

Total Canadian soft drink retail sales in 2006, including CSDs, non-CSDs and bottled water, were $16.1 billion. CSDs accounted for 42.1% of total volume in the Canadian soft drink market, or $4.4 billion in retail sales, followed by non-CSDs and bottled water with 37.3% and 20.6% of total volume, and $8.3 billion and $3.4 billion in retail sales, respectively.

Total Mexican soft drink retail sales in 2006, including CSDs, non-CSDs and bottled water, were $20.9 billion. CSDs accounted for 70.1% of total volume in the Mexican soft drink market in 2006 or $13.7 billion in retail sales, followed by non-CSDs and bottled water with 20.5% and 9.5% of total volume, and $5.2 billion and $2.0 billion in retail sales, respectively.

All Canadian and Mexican market and industry data set forth above is from Canadean. See “— Use of Market Data in this Information Statement.”

Beverage Market Trends

We believe the key trends influencing the North American liquid refreshment beverage market include:

•	Increased health consciousness. Consumers have become more health conscious in their food and beverage consumption. This trend is a result of increased consumer awareness of health issues, media attention regarding obesity, focus on nutrition in schools and aging trends among consumers. We believe the main beneficiaries of this trend include diet drinks, ready-to-drink teas, enhanced waters and bottled waters.

•	Changes in lifestyle. Consumers are increasingly looking for convenience due to hurried lifestyles, an increasing number of women in the work force, the rise in single-occupancy households, the increasing urbanization of populations and the decline in formal family meals. We believe changes in lifestyle will continue to drive increased sales of single-serve beverages, which typically have higher margins.

•	Growing demographic segments in the United States. The growth of various U.S. demographic segments will be increasingly important to the growth of the U.S. liquid refreshment beverage market. For example, according to the U.S. Census Bureau, over the next 20 years, more than 40% of the U.S. population growth is expected to come from the Hispanic population. We believe marketing and product innovations that target fast growing population segments, such as the Hispanic community in the United States, will drive further market growth.

•	Product and packaging innovation. We believe brand owners and bottling companies will continue to create new products and packages such as beverages with new ingredients and new premium flavors, as well as innovative convenient packaging that address changes in consumer tastes and preferences.

•	Changing retailer landscape. As retailers continue to consolidate, we believe partnering with key retailers will be instrumental for future success in the beverage industry. We believe retailers will support consumer product companies that can provide an attractive portfolio of products, a strong value proposition and efficient delivery.

•	Recent increases in raw material costs. The costs of a substantial proportion of the raw materials used in the beverage industry, such as aluminum cans and ends, glass bottles, PET bottles and caps, paperboard packaging, HFCS and other sweeteners, juices and fruits, are dependent on commodity prices for aluminum, natural gas, resins, corn, pulp and other commodities. Recently, these costs on the whole have increased significantly and this has exerted pressure on industry margins.

Industry Manufacturing, Sales and Distribution

The U.S. beverage industry is comprised of many participants including brand owners, bottling companies and distributors. Market participants adopt different business models, ranging from being exclusively a brand owner, bottler or distributor, to an integrated brand owner, bottler and distributor. Retailers also participate in the beverage industry directly through their own private label products.

Traditionally, the CSD industry has employed a licensing model comprised of brand owners who grant licenses to bottling companies. This structure effectively separated the management and marketing of brands, as well as the production of beverage concentrates, from the more capital intensive manufacturing, bottling and distribution of finished beverages. In contrast, brand owners of non-CSDs traditionally have manufactured a larger percentage of finished beverages themselves, which are then sold primarily to distributors and retailers. These manufacturing and distribution models are summarized in the following charts:

The bottled water market segment includes spring water and purified water. Purified water is typically filtered by the bottler, who bottles the water and sells it to a distributor or retailer. Spring water is typically bottled at the source by the brand owner and is distributed by both the brand owner and by bottlers and distributors.

Brand Owners.  Brand owners own beverage brands, formulas and the proprietary know-how required for the preparation of their beverages, either in concentrate form or as a finished beverage. In a traditional CSD licensing model, brand owners manufacture the beverage concentrates, which are highly condensed liquids or powders that contain all of the proprietary flavors and ingredients that make up the unique taste of the beverage. The concentrates are sold to bottling companies pursuant to a license from the brand owner. Brand owners may also manufacture and package the finished beverages for some of their brands and sell the finished beverages direct to retailers, distributors and other third parties. Brand owners maintain strong brands by promoting brand awareness through marketing, advertising and promotion, and by developing new and innovative products and product line extensions that address changes in consumer tastes and preferences.

Bottlers and Distributors.  Bottlers are manufacturers and distributors of branded canned or bottled beverages that are ready to be sold to retailers as finished beverages. For CSDs, bottlers purchase beverage concentrates from brand owners and combine it with sweeteners, carbonation and water to create the finished beverages. For non-CSDs, bottlers purchase finished beverages from brand owners and may also manufacture finished beverages. Distributors are independent companies that solely distribute the finished beverages. Bottlers and distributors sell and distribute finished beverages in the territories where they hold brand licenses. These territories may be exclusive or non-exclusive depending on the license arrangements.

Bottling Systems.  The U.S. bottling industry consists of the following four systems:

•	Coca-Cola Affiliated System. The Coca-Cola affiliated system includes Coca-Cola Enterprises and Coca-Cola Bottling Co. Consolidated, both of which are partially-owned by Coca-Cola, as well as smaller independent Coca-Cola affiliated bottlers. The Coca-Cola affiliated system primarily manufactures, markets and distributes Coca-Cola branded products, but also manufactures and distributes other brands. For example, Coca-Cola Enterprises is the second largest bottler of our products and the largest Dr Pepper bottler.

•	PepsiCo Affiliated System. The PepsiCo affiliated system includes Pepsi Bottling Group, PepsiAmericas and Pepsi Bottling Ventures, which are partially-owned by PepsiCo, as well as smaller independent PepsiCo affiliated bottlers. The PepsiCo affiliated system primarily manufactures, markets and distributes PepsiCo branded products. These bottlers also manufacture and distribute other brands. For example, Pepsi Bottling Group is the third largest bottler of our products and the third largest Dr Pepper bottler.

•	DPS System. The DPS system consists of our Bottling Group segment, which is the largest bottler of our products and the second largest Dr Pepper bottler. Our Bottling Group is further described in this information statement.

•	Independent Bottler System. The independent bottler system includes smaller independent bottlers that are not part of the other three systems. The independent system is primarily involved with the bottling of our brands.

As the CSD industry has matured, brand owners have begun diversifying into higher growth non-CSDs. Today brand owners manufacture a higher percentage of finished beverages than in the past. This has led to an increased focus on alignment of economic interests through the entire manufacturing and distribution chain, which in some cases has resulted in more vertical integration of brand owners, bottlers and distributors.

Sales Channels.  The primary retail sales channels for liquid refreshment beverages in the United States include supermarkets, fountains, mass merchandisers, club stores, vending machines, convenience stores, gas stations, small groceries, drug chains, dollar stores and small retail stores. CSD sales are largely concentrated in the supermarkets, fountain and mass merchandisers channels. The consolidation of retailers and the growth of club stores over the last few years has increased the power and influence of these retailers on price, promotional and marketing programs and delivery requirements. The fountain channel, which constituted 23% of the U.S. CSD market segment in 2006 according to Beverage Digest, represents beverages sold at retail that come in disposable cups or glasses, such as CSDs at restaurants, convenience stores or gas stations.

Distribution of Finished Beverages.  Finished beverages are distributed to the retail sales channels through four main methods:

•	Direct store delivery. Finished beverages are delivered directly to the retail stores by bottlers or distributors. In many cases, the bottler or distributor is responsible for stocking and merchandising the product directly on the retail shelf.

•	Warehouse delivery. Finished beverages are shipped to retailer warehouses, and then delivered by the retailer through its own delivery system to its stores.

•	Fountain foodservice. Fountain syrup is delivered to fountain customers either through direct store delivery or the customer’s warehouse.

•	Vending operations. Finished beverages are delivered to vending machines and stocked and filled by vending service operators or bottlers.

Canada

The Canadian beverage industry is similar to the U.S. industry. However, the Canadian industry consists primarily of two CSD bottling systems (compared to four in the United States): the Coca-Cola affiliated system and the PepsiCo affiliated system. The Canadian beverage industry is also characterized by more consolidated retail sales channels than in the United States.

Mexico

The Mexican beverage industry is similar to the U.S. industry in its manufacturing, bottling and distribution model. However, unlike the United States, the Mexican retail channels are comprised largely of “mom and pop” stores or traditional trade, accounting for approximately 60% of total sales outlets in Mexico according to Canadean. In the past few years, the traditional trade has faced increasing competition from the expansion of the modern food channel (including supermarkets and hypermarkets) and convenience stores. The on-premise channel, which includes restaurants, street stalls, kiosks, hotels and cinemas, is another growing sales channel in Mexico.

Use of Market Data in this Information Statement

The market and industry data in this information statement is from independent industry sources, including ACNielsen, Beverage Digest and Canadean. Although we believe that these independent sources are reliable, we have not verified the accuracy or completeness of this data or any assumptions underlying such data.

ACNielsen, a business of The Nielsen Company, is a marketing information provider, primarily serving consumer packaged goods manufacturers and retailers. We use ACNielsen data as our primary management tool to track market performance because it has broad and deep data coverage, is based on consumer transactions at retailers, and is reported to us monthly. ACNielsen data provides measurement and analysis of marketplace trends such as market share, retail pricing, promotional activity and distribution across various channels, retailers and geographies. Measured categories provided to us by ACNielsen Scantrack include CSDs, energy drinks, single-serve bottled water, non-alcoholic mixers and non-carbonated beverages, including ready-to-drink teas, single-serve and multi-serve juice and juice drinks, and sports drinks. ACNielsen also provides data on other food items such as apple sauce. The ACNielsen data we present in this information statement is from ACNielsen’s Scantrack service, which compiles data based on scanner transactions in certain sales channels, including grocery stores, mass merchandisers, drug chains, convenience stores and gas stations. However, this data does not include the fountain or vending channels, Wal-Mart or small independent retail outlets, which together represent a meaningful portion of the U.S. liquid refreshment beverage market and of our net sales and volume.

Beverage Digest is an independent beverage research company that publishes an annual Beverage Digest Fact Book. We use Beverage Digest primarily to track market share information and broad beverage and channel trends. This annual publication provides a compilation of data supplied by beverage companies. Beverage Digest covers the following categories: CSDs, energy drinks, bottled water and non-carbonated beverages (including ready-to-drink teas, juice and juice drinks and sports drinks). Beverage Digest data does not include multi-serve juice products or bottled water in packages of 1.5 liters or more. Data is reported for certain sales channels, including grocery stores, mass merchandisers, club stores, drug chains, convenience stores, gas stations, fountains, vending machines and the “up-and-down-the-street” channel consisting of small independent retail outlets.

We use both ACNielsen and Beverage Digest to assess both our own and our competitors’ performance and market share in the United States. Different market share rankings can result for a specific beverage category depending on whether data from ACNielsen or Beverage Digest is used, in part because of the differences in the sales channels reported by each source. For example, because the fountain channel (where we have a relatively small business except for Dr Pepper) is not included in ACNielsen data, our market share using the ACNielsen data is generally higher for our CSD portfolio than the Beverage Digest data, which does include the fountain channel.

Canadean is a market research and data management company focusing on the international beverage industry and its suppliers. Beverage categories measured by Canadean include packaged water, carbonates, juice, nectars, still drinks, iced/ready-to-drink tea drinks, squash/syrups and fruit powders, sports drinks and energy drinks. Canadean provides data for certain sales channels, including off-premise distribution such as supermarkets, hypermarkets, department stores, “mom and pop” outlets, delicatessens, pharmacies/drugstores, street stalls, specialist drink shops and on-premise distribution such as vending machines, quick service restaurants, eating, drinking and accommodation establishments and institutions. We use Canadean data to assess both our own and our competitors’ performance and market share in Canada and Mexico.

In this information statement, all information regarding the beverage market in the United States is from Beverage Digest, and, except as otherwise indicated, is from 2006. Certain limited United States beverage market information for 2007 is available from Beverage Digest and is contained herein, but in most instances 2006 information is the most recent available from Beverage Digest. All information regarding the beverage market in Canada and Mexico is from Canadean and is from 2006. All information regarding our brand market positions in the United States is from ACNielsen and is based on retail dollar sales in 2007. All information regarding our brand market positions in Canada is from ACNielsen and is based on volume in 2007. All information regarding our brand market positions in Mexico is from Canadean and is based on volume in 2006. When 2006 information is used, it is the most recent information available from the applicable source.

BUSINESS

Overview

We are a leading integrated brand owner, bottler and distributor of non-alcoholic beverages in the United States, Canada and Mexico with a diverse portfolio of flavored (non-cola) CSDs and non-CSDs, including ready-to-drink teas, juices, juice drinks and mixers. We have some of the most recognized beverage brands in North America, with significant consumer awareness levels and long histories that evoke strong emotional connections with consumers.

The following table provides highlights about our company and our key brands:

Our Company

•   #1 flavored CSD company in the United States

•   More than 75% of our volume from brands that are either #1 or #2 in their category

•   #3 North American liquid refreshment beverage business

•   $5.7 billion of net sales in 2007 from the United States (89%), Canada (4%) and Mexico and the Caribbean (7%)

•   $1.0 billion of income from operations in 2007

Our Key Brands

•   #1 in its flavor category and #2 overall flavored CSD in the United States

•   Distinguished by its unique blend of 23 flavors and loyal consumer following

•   Flavors include regular, diet and “Soda Fountain Classics” line extensions

•   Oldest major soft drink in the United States, introduced in 1885

•   A leading ready-to-drink tea in the United States

•   Teas include premium Snapple teas and super premium white, green, red and black teas

•   Brand also includes premium juices, juice drinks and recently launched enhanced waters

•   Founded in Brooklyn, New York in 1972

•   #2 lemon-lime CSD in the United States

•   Re-launched in 2006 as the only major lemon-lime CSD with all-natural flavors and no artificial preservatives

•   Flavors include regular, diet and cherry

•   The original “Un-Cola,” created in 1929

• #1 apple juice and #1 apple sauce brand in the United States

•   Juice products include apple and other fruit juices, Mott’s Plus and Mott’s for Tots

•   Apple sauce products include regular, unsweetened, flavored and organic

•   Brand began as a line of apple cider and vinegar offerings in 1876

• #1 orange CSD in the United States • Flavors include orange, diet and other fruits • Licensed to us as a soft drink by the Sunkist Growers Association since 1986

•   #1 fruit punch brand in the United States

•   Brand includes a variety of fruit flavored and reduced calorie juice drinks

•   Developed originally as an ice cream topping known as “Leo’s Hawaiian Punch” in 1934

• #1 root beer in the United States • Flavors include regular and diet root beer and cream soda • A classic all-American soda first sold at a veteran’s parade in 1919

• #1 ginger ale in the United States and Canada • Brand includes club soda, tonic and other mixers • Created in Toronto, Canada in 1904 and introduced in the United States in 1919

• #2 ginger ale in the United States and Canada • Brand includes club soda, tonic and other mixers • First carbonated beverage in the world, invented in 1783

• #1 grapefruit CSD in the United States and #2 grapefruit CSD in Mexico • Flavors include regular, diet and ruby red • Founded in 1938

• A leading spicy tomato juice brand in the United States, Canada and Mexico • Key ingredient in Canada’s popular cocktail, the Bloody Caesar • Created in 1969

• #1 carbonated mineral water brand in Mexico • Brand includes Flavors, Twist and Naturel • Mexico’s oldest mineral water, founded in 1928

• #1 portfolio of mixer brands in the United States • #1 mixer brand (Mr & Mrs T) in the United States • Leading mixers (Margaritaville and Rose’s) in their flavor categories

Note:  All information regarding the beverage market in the United States is from Beverage Digest, and, except as otherwise indicated, is from 2006. Certain limited United States beverage market information for 2007 is available from Beverage Digest and is contained herein, but in most instances 2006 information is the most recent available from Beverage Digest. All information regarding the beverage markets in Canada and Mexico is from Canadean and is from 2006. All information regarding our brand market positions in the United States is from ACNielsen and is based on retail dollar sales in 2007. All information regarding our brand market positions in Canada is from ACNielsen and is based on volume in 2007. All information regarding our brand market positions in Mexico is from Canadean and is based on volume in 2006. When 2006 information is used, it is the most recent information available from the applicable source. For a description of the different methodologies used by these sources (including sales channels covered), see “Industry — Use of Market Data in this Information Statement.”

The Sunkist, Rose’s and Margaritaville logos are registered trademarks of Sunkist Growers, Inc., Cadbury Ireland Limited and Margaritaville Enterprises, LLC, respectively, in each case used by us under license. All other logos in the table above are registered trademarks of DPS or its subsidiaries.

Creation of Our Business

We have built our business over the last 25 years, through a series of strategic acquisitions, into an integrated brand owner, bottler and distributor that is now the third largest liquid refreshment beverage company in North America, according to Beverage Digest and Canadean. These acquisitions include:

•	1980’s-mid-1990’s — We began building on our then existing Schweppes business by adding brands such as Mott’s, Canada Dry, Sunkist and A&W. We also acquired the Peñafiel business in Mexico.

•	1995 — We acquired Dr Pepper/Seven Up, Inc. (having previously made minority investments in the company), increasing our share of the U.S. CSD market segment from under 5% to approximately 15%, as measured by volume, according to Beverage Digest.

•	1999 — We acquired a 40% (increased to 45% in 2005) interest in DPSUBG, which was then our largest independent bottler.

•	2000 — We acquired Snapple and other brands, significantly increasing our share of the U.S. non-CSD market segment.

•	2003 — We created Cadbury Schweppes Americas Beverages by integrating the way we manage our four North American businesses (Mott’s, Snapple, Dr Pepper/Seven Up and Mexico).

•	2006/2007 — We acquired the remaining 55% of DPSUBG and several smaller bottlers and integrated them into our Bottling Group operations, thereby expanding our geographic coverage.

Our Business Today

Today, we are a leading integrated brand owner, bottler and distributor of non-alcoholic beverages in the United States, Mexico and Canada, the first, second and tenth, largest beverage markets by CSD volume, respectively, according to Beverage Digest and Canadean. We also distribute our products in the Caribbean. In 2007, 89% of our net sales were generated in the United States, 4% in Canada and 7% in Mexico and the Caribbean. We sold 1.6 billion equivalent 288 ounce cases in 2007.

In the CSD market segment in the United States and Canada, we participate primarily in the flavored CSD category. Our key brands are Dr Pepper, 7UP, Sunkist, A&W and Canada Dry, and we also sell regional and smaller niche brands. In the CSD market segment we are primarily a manufacturer of beverage concentrates and fountain syrups. Beverage concentrates are highly concentrated proprietary flavors used to make syrup or finished beverages. We manufacture beverage concentrates that are used by our own bottling operations as well as sold to third-party bottling companies. According to ACNielsen, we had an 18.8% share of the U.S. CSD market segment in 2007 (measured by retail sales), which increased from 18.5% in 2006. We also manufacture fountain syrup that we sell to the foodservice industry directly, through bottlers or through third parties.

In the non-CSD market segment in the United States, we participate primarily in the ready-to-drink tea, juice, juice drinks and mixer categories. Our key non-CSD brands are Snapple, Mott’s, Hawaiian Punch and Clamato, and we also sell regional and smaller niche brands. We manufacture most of our non-CSDs as ready-to-drink beverages and distribute them through our own distribution network and through third parties or direct to our customers’ warehouses. In addition to non-CSD beverages, we also manufacture Mott’s apple sauce as a finished product.

In Mexico and the Caribbean, we participate primarily in the carbonated mineral water, flavored CSD, bottled water and vegetable juice categories. Our key brands in Mexico include Peñafiel, Squirt, Clamato and Aguafiel. In Mexico, we manufacture and sell our brands through both our own bottling operations and third-party bottlers, as we do in our U.S. CSD business. In the Caribbean, we distribute our products solely through third-party distributors and bottlers. According to Canadean, we are the #3 CSD company in Mexico (as measured by volume in 2006) and had a 15.6% share of the Mexican flavored CSD category.

In 2007, we bottled and/or distributed approximately 45% of our total products sold in the United States (as measured by volume). In addition, our bottling and distribution businesses distribute a variety of brands owned by third parties in specified licensed geographic territories.

We believe our brand ownership, bottling and distribution are more integrated than the U.S. operations of our principal competitors and that this differentiation provides us with a competitive advantage. We believe our integrated business model:

•	Strengthens our route-to-market by creating a third consolidated bottling system, our Bottling Group, in addition to the Coca-Cola affiliated and PepsiCo affiliated systems. In addition, by owning a significant portion of our bottling and distribution network we are able to improve focus on our brands, especially certain of our brands such as 7UP, Sunkist, A&W and Snapple, which do not have a large presence in the Coca-Cola affiliated and PepsiCo affiliated bottler systems.

•	Provides opportunities for net sales and profit growth through the alignment of the economic interests of our brand ownership and our bottling and distribution businesses. For example, we can focus on maximizing profitability for our company as a whole rather than focusing on profitability generated from either the sale of concentrates or the bottling and distribution of our products.

•	Enables us to be more flexible and responsive to the changing needs of our large retail customers including by coordinating sales, service, distribution, promotions and product launches.

•	Allows us to more fully leverage our scale and reduce costs by creating greater geographic manufacturing and distribution coverage.

Recent Developments

New Financing Arrangements

On March 10, 2008, we entered into arrangements with a group of lenders to provide us with an aggregate of $4.4 billion of financing. The new arrangements consist of a $2.4 billion senior credit agreement that provides a $1.9 billion term loan A facility and a $500 million revolving credit facility and a 364-day bridge credit agreement that provides a $2.0 billion bridge loan facility. We currently expect to borrow an aggregate of $3.9 billion under the term loan A facility and the bridge loan facility in connection with the separation. We currently intend, subject to prevailing market conditions, to replace all or a portion of the bridge loan facility with the proceeds from the issuance of one or more series of notes and/or an alternative term loan facility. See “Description of Indebtedness.”

New President and Chief Executive Officer

Larry Young was appointed President and Chief Executive Officer of Cadbury Schweppes’ Americas Beverages business on October 10, 2007. Mr. Young was previously our Chief Operating Officer, as well as President, Bottling Group, and has more than 30 years of experience in the bottling and beverages industry.

Organizational Restructuring

On October 10, 2007, we announced a restructuring of our organization intended to create a more efficient organization. This restructuring will result in a reduction of approximately 470 employees in our corporate, sales and supply chain functions and will include approximately 100 employees in Plano, Texas, 125 employees in Rye Brook, New York and 50 employees in Aspers, Pennsylvania. The remaining reductions will occur at a number of sites located in the United States, Canada and Mexico. The restructuring also includes the closure of two manufacturing facilities in Denver, Colorado (closed in December 2007) and Waterloo, New York (closed in March 2008). The employee reductions are expected to be completed by June 2008.

As a result of this restructuring, we recognized a charge of approximately $32 million in 2007. We expect to recognize a charge of approximately $21 million in 2008 related to this restructuring. We expect this restructuring to generate annual cost savings of approximately $68 million, most of which are expected to be realized in 2008 with the full annual benefit realized from 2009 onwards. Savings realized in 2007 were immaterial. As part of this restructuring, our Bottling Group segment has assumed management and operational control of our Snapple Distributors segment.

In 2007, we incurred a total of $76 million of restructuring costs, which included $32 million related to the restructuring announced on October 10, 2007.

Accelerade Launch

We launched our new, ready-to-drink Accelerade sports drink in the first half of 2007. The launch represented an introduction of a new product into a new beverage category for us and was supported by significant national product placement and marketing investments. Net sales were below expectations despite these investments. We incurred an operating loss of approximately $55 million from the Accelerade launch in 2007, while marketing investments in other brands, predominantly Beverage Concentrate brands, were reduced by approximately $25 million. In addition, we incurred a $4 million impairment charge related to the Accelerade launch, which represented the majority of the $6 million of impairment charges we incurred in 2007. Going forward, we intend to focus on marketing and selling Accelerade in a more targeted way to informed athletes, trainers and exercisers, and retailers that are frequented by these consumers, such as health and nutrition outlets, where we expect the product to be financially viable.

Glacéau Termination

Following its acquisition by Coca-Cola on August 30, 2007, Energy Brands, Inc. notified us that it was terminating our distribution agreements for glacéau products, including vitaminwater, fruitwater and smartwater, effective November 2, 2007. Pursuant to the terms of the agreements, we received a payment of approximately $92 million from Energy Brands, Inc. for this termination in December 2007, and we recorded a $71 million gain in 2007 in respect of this payment. Our 2007 glacéau net sales and contribution to income from operations were approximately $227 million and $40 million, respectively, and were reflected in our Bottling Group segment.

Our Strengths

The key strengths of our business are:

Strong portfolio of leading, consumer-preferred brands.  We own a diverse portfolio of well-known CSD and non-CSD brands. Many of our brands enjoy high levels of consumer awareness, preference and loyalty rooted in their rich heritage, which drive their market positions. Our diverse portfolio provides our bottlers, distributors and retailers with a wide variety of products and provides us with a platform for growth and profitability. We are the #1 flavored CSD company in the United States. In addition, we are the only major beverage concentrate manufacturer with year-over-year market share growth in the CSD market segment in each of the last four years. Our largest brand, Dr Pepper, is the #2 flavored CSD in the United States, according to ACNielsen, and our Snapple brand is a leading ready-to-drink tea. Overall, in 2007, more than 75% of our volume was generated by brands that hold either the #1 or #2 position in their category. The strength of our key brands has allowed us to launch innovations and brand extensions such as Dr Pepper Soda Fountain Classics, Mott’s for Tots and Snapple Antioxidant Waters.

Integrated business model.  We believe our brand ownership, bottling and distribution are more integrated than the U.S. operations of our principal competitors and that this differentiation provides us with a competitive advantage. Our integrated business model strengthens our route-to-market and enables us to improve focus on our brands, especially certain of our brands such as 7UP, Sunkist, A&W and Snapple, which do not have a large presence in the Coca-Cola affiliated and PepsiCo affiliated bottler systems. Our integrated business model also provides opportunities for net sales and profit growth through the alignment of the economic interests of our brand ownership and our bottling and distribution businesses. For example, we can focus on maximizing profitability for our company as a whole rather than focusing on profitability generated from either the sale of concentrates or the bottling and distribution of our products.

Strong customer relationships.  Our brands have enjoyed long-standing relationships with many of our top customers. We sell our products to a wide range of customers, from bottlers and distributors to national retailers, large foodservice and convenience store customers. We have strong relationships with some of the largest bottlers and distributors, including those affiliated with Coca-Cola and PepsiCo, some of the largest and most important retailers, including Wal-Mart, Safeway, Kroger and Target, some of the largest food service customers, including McDonald’s, Yum! and Burger King, and convenience store customers, including 7-Eleven. Our portfolio of strong brands, operational scale and experience across beverage segments have enabled us to maintain strong relationships with our customers.

Attractive positioning within a large, growing and profitable market.  We hold the #3 position in each of the United States, Canada and Mexico, three of the top ten beverage markets by CSD volume, according to Beverage Digest and Canadean. We believe that these markets are well-positioned to benefit from emerging consumer trends such as the need for convenience and the demand for products with health and wellness benefits. In addition, we participate in many of the growing categories in the liquid refreshment beverage market, such as ready-to-drink teas. We do not participate significantly in colas, which have declined in CSD volume share from 70.0% in 1991 to 57.4% in 2006 in the United States, according to Beverage Digest. We also do not participate significantly in the bottled water market segment, which we believe is a highly competitive and generally low margin market segment.

Broad geographic manufacturing and distribution coverage.  As of December 31, 2007, we had 21 manufacturing facilities and more than 250 distribution centers in the United States, as well as 4 manufacturing facilities and more than 25 distribution centers in Mexico. These facilities use a variety of manufacturing processes. In addition, our warehouses are generally located at or near bottling plants and geographically dispersed across the region to ensure our product is available to meet consumer demand. We actively manage transportation of our products using our own fleet of more than 5,000 delivery trucks, as well as third-party logistics providers on a selected basis. Following our recent bottling acquisitions and manufacturing investments, we now have greater geographic coverage with strategically located manufacturing and distribution capabilities, enabling us to better align our operations with our customers, reduce transportation costs and have greater control over the timing and coordination of new product launches.

Strong operating margins and significant, stable cash flows.   The breadth and strength of our brand portfolio have enabled us to generate strong operating margins which, combined with our relatively modest capital expenditures, have delivered significant and stable cash flows. These cash flows create stockholder value by enabling us to consider a variety of alternatives, such as investing in our business, reducing debt and returning capital to our stockholders.

Experienced executive management team.  Our executive management team has an average of more than 20 years of experience in the food and beverage industry. The team has broad experience in brand ownership, bottling and distribution, and enjoys strong relationships both within the industry and with major customers. In addition, our management team has diverse skills that support our operating strategies, including driving organic growth through targeted and efficient marketing, reducing operating costs, enhancing distribution efficiencies, aligning manufacturing and bottling and distribution interests and executing strategic acquisitions.

Our Strategy

The key elements of our business strategy are to:

Build and enhance leading brands.  We have a well-defined portfolio strategy to allocate our marketing and sales resources. We use an on-going process of market and consumer analysis to identify key brands that we believe have the greatest potential for profitable sales growth. For example, in 2006 and 2007, we continued to enhance the Snapple portfolio by launching brand extensions with functional benefits, such as super premium teas and juice drinks and Snapple Antioxidant Waters. Also, in 2006, we relaunched 7UP with 100% natural flavors and no artificial preservatives, thereby differentiating the 7UP brand from other major lemon-lime CSDs. We intend to continue to invest most heavily in our key brands to drive profitable and sustainable growth by strengthening consumer awareness, developing innovative products and brand extensions to take advantage of evolving consumer trends, improving distribution and increasing promotional effectiveness.

Focus on opportunities in high growth and high margin categories.  We are focused on driving growth in our business in selected profitable and emerging categories. These categories include ready-to-drink teas, energy drinks and other functional beverages. For example, we recently launched Snapple super premium teas and juices and Snapple enhanced waters. We also intend to capitalize on opportunities in these categories through brand extensions, new product launches and selective acquisitions of brands and distribution rights. For example, we believe we are well-positioned to enter into new distribution agreements for emerging, high-growth third party brands in new categories that can use our bottling and distribution network. We can provide these new brands with distribution capability and resources to grow, and they provide us with exposure to growing segments of the market with relatively low risk and capital investment.

Increase presence in high margin channels and packages.  We are focused on improving our product presence in high margin channels, such as convenience stores, vending machines and small independent retail outlets, through increased selling activity and significant investments in coolers and other cold drink equipment. We intend to significantly increase the number of our branded coolers and other cold drink equipment over the next few years, which we believe will provide an attractive return on investment. We also intend to increase demand for high margin products like single-serve packages for many of our key brands through increased promotional activity and innovation such as the successful introduction of our A&W “vintage” 20 ounce bottle.

Leverage our integrated business model.  We believe our integrated brand ownership, bottling and distribution business model provides us opportunities for net sales and profit growth through the alignment of the economic interests of our brand ownership and our bottling and distribution businesses. We intend to leverage our integrated business model to reduce costs by creating greater geographic manufacturing and distribution coverage and to be more flexible and responsive to the changing needs of our large retail customers by coordinating sales, service, distribution, promotions and product launches. For example, we intend to concentrate more of our manufacturing in multi-product, regional manufacturing facilities, including by opening a new plant in Southern California and investing in expanded capabilities in several of our existing facilities within the next several years.

Strengthen our route-to-market through acquisitions.  The acquisition and creation of our Bottling Group is part of our longer-term initiative to strengthen the route-to-market for our products. We believe additional acquisitions of regional bottling companies will broaden our geographic coverage in regions where we are currently under-represented, enhance coordination with our large retail customers, more quickly address changing customer demands, accelerate the introduction of new products, improve collaboration around new product innovations and expand our coverage of high margin channels.

Improve operating efficiency.  We believe our recently announced restructuring will reduce our selling, general and administrative expenses and improve our operating efficiency. In addition, the integration of recent acquisitions into our Bottling Group has created the opportunity to improve our manufacturing, warehousing and distribution operations. For example, we have been able to create multi-product manufacturing facilities (such as our Irving, Texas facility) which provide a region with a wide variety of our products at reduced transportation and co-packing costs.

Our Business

We operate our business in four segments: Beverage Concentrates, Finished Goods, Bottling Group and Mexico and the Caribbean.

Beverage Concentrates

Our Beverage Concentrates segment is a brand ownership business. In this segment we manufacture beverage concentrates and syrups in the United States and Canada. Most of the brands in this segment are CSD brands. In 2007, our Beverage Concentrates segment had net sales of $1.3 billion (before elimination of intersegment transactions).

In 2007, Dr Pepper, our largest CSD brand, represented approximately one-half of our Beverage Concentrates segment net sales and volume of over half a billion case sales, with each case representing 288 fluid ounces of finished beverage. 7UP, Sunkist, A&W and Canada Dry together represented approximately 30% of our Beverage Concentrates net sales. Other brands in our Beverage Concentrates segment include: Schweppes, RC, Diet Rite, Vernors, Squirt, Sundrop, Welch’s and Country Time and the concentrate forms of Hawaiian Punch and Snapple.

We are the industry leader in flavored CSDs with a 36.5% market share in the United States for 2007, as measured by retail sales according to ACNielsen. We are also the third largest CSD brand owner as measured by 2007 retail sales in the United States and Canada and we own a leading brand in most of the CSD categories in which we compete.

Almost all of our beverage concentrates are manufactured at our plant in St. Louis, Missouri. The beverage concentrates are shipped to third-party bottlers, as well as to our own Bottling Group, who combine the beverage concentrates with carbonation, water and sweeteners, package it in PET and glass bottles and aluminum cans, and sell it as a finished CSD to retailers. Concentrate prices historically have been reviewed and adjusted on an annual basis.

Syrup is shipped to fountain customers, such as fast food restaurants, who mix the syrup with water and carbonation to create a finished beverage at the point of sale to consumers. Dr Pepper represents most of our fountain channel net sales. In 2007, net sales to the fountain channel constituted approximately 37% of our Dr Pepper beverage concentrates and syrup net sales and approximately 18% of our total CSD concentrates and syrup net sales were to the fountain channel.

Our Beverage Concentrates brands are sold by our bottlers, including our own Bottling Group, through all major retail channels including supermarkets, fountains, mass merchandisers, club stores, vending machines, convenience stores, gas stations, small groceries, drug chains and dollar stores. Unlike the majority of our other CSD brands, approximately three-fourths of Dr Pepper volumes are distributed through the Coca-Cola affiliated and PepsiCo affiliated bottler systems.

Coca-Cola Enterprises and Pepsi Bottling Group each constitute between 10% to 15% of the volume of our Beverage Concentrates segment.

We expect that our CSD brands will continue to play a central role in our brand portfolio. We intend to continue to invest in our CSD brands and focus on expanding distribution, increasing our offerings of CSDs packaged for immediate consumption, concentrating on growing demographics such as the Hispanic population and broadening our brands’ consumer base to geographic regions of the United States where we are under-represented. For example, we plan to capitalize on the opportunities that we believe exist for the Dr Pepper brand on the east and west coasts and elsewhere in the Northeast, while continuing to develop increased consumption in the heartland markets (including Texas, Oklahoma, Louisiana and Arkansas) where the brand historically has enjoyed strong consumer appeal. In addition, we plan to continue to grow Diet Dr Pepper through increased fountain availability, consumer trial and selective product innovation.

Finished Goods

Our Finished Goods segment is a brand ownership and a bottling business and, to a lesser extent, a distribution business. In this segment, we primarily manufacture and distribute finished beverages and other products in the United States and Canada. Most of the beverages in this segment are non-CSDs (such as ready-to-drink teas, juice and juice drinks). Although there are sales of Snapple in all of our segments, most of our sales of Snapple are included in the Finished Goods segment. In 2007, our Finished Goods segment had net sales of $1.6 billion (before elimination of intersegment transactions).

In 2007, Snapple, our largest brand in our Finished Goods segment, represented approximately 25% of our Finished Goods segment net sales. Mott’s, Hawaiian Punch and Clamato together represented more than 40% of our Finished Goods segment net sales. The other brands in our Finished Goods segment include: Nantucket Nectars, Yoo-Hoo, Orangina, Mistic, Mr and Mrs T, Rose’s, Margaritaville, Stewart’s, Crush and IBC.

We are the third largest manufacturer of non-CSDs by retail sales in the U.S. behind Coca-Cola and PepsiCo., according to ACNielsen.

Our Finished Goods products are manufactured in several facilities across the United States and are distributed to retailers and their warehouses by our own distribution network or third-party distributors. The raw materials used to manufacture our finished beverages include aluminum cans and ends, glass bottles, PET bottles and caps, HFCS and juices.

We sell our Finished Goods brands through all major retail channels, including supermarkets, fountains, mass merchandisers, club stores, vending machines, convenience stores, gas stations, small groceries, drug chains and dollar stores. In 2007, Wal-Mart Stores, Inc., the largest customer of our Finished Goods segment, accounted for approximately 16% of our net sales in this segment.

We plan to continue to invest in our non-CSD brands and focus on enhancing our leading non-CSD brands and capitalizing on opportunities in high growth products and high margin product categories. For example, we plan to continue to revitalize the Snapple brand as a complete line of ready-to-drink teas, juices and waters by building on the momentum from the recent launches of super premium teas and investing in a new Snapple functional water offering while continuing to develop our existing premium tea and juice businesses.

Bottling Group

Our Bottling Group segment is a bottling and distribution business. In this segment, we manufacture and distribute finished beverages, including our brands, third-party owned brands and certain private label beverages in the United States. The Bottling Group’s primary business is manufacturing, bottling, selling and distributing finished beverages using both beverage concentrates purchased from brand owners (including our Beverage Concentrates segment) and finished beverages purchased from brand owners and bottlers (primarily our Finished Goods segment). In addition, a small portion of our Bottling Group net sales come from bottling beverages and other products for private label owners or others for a fee (which we refer to as co-packing). In 2007, our Bottling Group segment had net sales of $3.1 billion (before elimination of intersegment transactions).

We are the fourth largest bottler in the United States by net sales.

Approximately three-fourths of our 2007 Bottling Group net sales of branded products come from our own brands, such as Snapple, Mistic, Stewart’s, Nantucket Nectars and Yoo-Hoo, with the remaining from the distribution of third-party brands such as Monster energy drink, FIJI mineral water and Big Red soda. Although the majority of our Bottling Group’s net sales relate to our brands, we also provide a route-to-market for many third-party brand owners seeking effective distribution for their new and emerging brands. These brands give us exposure in certain markets to fast growing segments of the beverage industry with minimal capital investment.

The majority of the Bottling Group’s sales are through direct store delivery supported by a fleet of more than 5,000 trucks and 9,000 employees, including sales representatives, merchandisers, drivers and warehouse workers. Our Bottling Group’s product portfolio is sold within the United States through approximately 200,000 retailer accounts across all major retail channels. In 2007, Wal-Mart Stores, Inc. accounted for approximately 10% of our Bottling Group’s net sales.

Our integrated business model provides opportunities for net sales and profit growth through the alignment of the economic interests of our brand ownership and our bottling and distribution businesses. Our strengthened route-to-market following our bottling acquisitions has enabled us to increase the market share of our brands (as measured by volume) in many of those markets served by the bottlers we acquired. We plan to continue to invest in our Bottling Group and focus on strengthening our route-to-market and by creating greater geographic manufacturing and distribution coverage.

Mexico and the Caribbean

Our Mexico and the Caribbean segment is a brand ownership and a bottling and distribution business. This segment participates mainly in the carbonated mineral water, flavored CSD, bottled water and vegetable juice categories, with particular strength in carbonated mineral water and grapefruit flavored CSDs. In 2007, our Mexico and the Caribbean segment had net sales of $418 million. In 2007, our operations in Mexico represented approximately 90% of the net sales of this segment.

We are the #3 CSD company in Mexico (as measured by volume in 2006) behind Coca-Cola and PepsiCo, with a 5.2% market share according to Canadean.

In 2007, Peñafiel, Squirt, Clamato and Aguafiel together represented more than 80% of our Mexico and the Caribbean segment’s net sales.

In Mexico, we manufacture and distribute our products through our bottling operations and third-party bottlers and distributors. In the Caribbean, we distribute our products through third-party bottlers and distributors. In Mexico, we also participate in a joint venture to manufacture Aguafiel brand water with Acqua Minerale San Benedetto. We provide expertise in the Mexican beverage market and Acqua Minerale San Benedetto provides expertise in water production and new packaging technologies.

We sell our finished beverages through all major Mexican retail channels, including the “mom and pop” stores, supermarkets, hypermarkets, and on premise channels.

Marketing

Our marketing strategy is to grow our brands through continuously providing new solutions to meet consumers’ changing preferences and needs. We identify those preferences and needs and develop innovative solutions to address those opportunities. These solutions include new and reformulated products, improved packaging design, pricing and enhanced availability. We use advertising, media, merchandising, public relations and promotion to provide maximum impact for our brands and messages.

Research and Development

Our research and development team is focused on developing high quality products and packaging which have broad consumer appeal, can be sold at competitive prices and can be safely and consistently produced across a diverse manufacturing network. Our research and development team engages in activities relating to: product development, microbiology, analytical chemistry, structural packaging design, process engineering, sensory science, nutrition, clinical research and regulatory compliance. We have particular expertise in flavors and sweeteners.

Our research and development team is composed of scientists and engineers in the United States and Mexico. We are in the process of relocating our research and development center to our headquarters in Plano, Texas, which we expect to be completed in the second quarter of 2008. By having the core research and development capability at our headquarters, we expect to be able to move more rapidly and reliably from prototype to full commercialization.

Customers

We primarily serve two groups of customers: bottlers and distributors, and retailers.

Bottlers buy beverage concentrates from us and, in turn, they manufacture, bottle, sell and distribute finished beverages. Bottlers also manufacture and distribute syrup for the fountain foodservice channel. In addition, bottlers and distributors purchase finished beverages from us and sell them to retail and other customers. We have strong relationships with bottlers affiliated with Coca-Cola and PepsiCo primarily because of the strength and market position of our key Dr Pepper brand.

Retailers also buy finished beverages directly from us. Our portfolio of strong brands, operational scale and experience in the beverage industry has enabled us to maintain strong relationships with major retailers in the United States, Canada and Mexico. In 2007, our largest retailer was Wal-Mart Stores, Inc., representing approximately 10% of our net sales.

Competition

The liquid refreshment beverage industry is highly competitive and continues to evolve in response to changing consumer preferences. Competition is generally based upon brand recognition, taste, quality, price, availability, selection and convenience. We compete with multinational corporations with significant financial resources. Our two largest competitors in the liquid refreshment beverage market are Coca-Cola and PepsiCo, each representing more than 30% of the U.S. liquid refreshment beverage market by volume, according to Beverage Digest. We also compete against other large companies, including Nestlé, S.A. and Kraft Foods, Inc. As a bottler, we compete with bottlers such as Coca-Cola Enterprises, Pepsi Bottling Group and PepsiAmericas and a number of smaller bottlers and distributors. We also compete with a variety of smaller, regional and private label manufacturers, such as Cott Corp. We have lower exposure to some of the faster growing non-carbonated and bottled water segments in the overall liquid refreshment beverage market. As a result, although we have increased our market share in the overall U.S. CSD market, we have lost share in the overall U.S. liquid refreshment beverage market over the past several years. In Canada and Mexico, we compete with many of these same international companies as well as a number of regional competitors.

Manufacturing

As of December 31, 2007, we operated 25 manufacturing facilities across the United States and Mexico. Almost all of our CSD beverage concentrates are manufactured at a single plant in St. Louis, Missouri. All of our manufacturing facilities are either regional manufacturing facilities, with the capacity and capabilities to manufacture many brands and packages, facilities with particular capabilities that are dedicated to certain brands or products, or smaller bottling plants with a more limited range of packaging capabilities. We intend to build and open a new, multi-product, manufacturing facility in Southern California within the next several years.

We employ approximately 5,000 full-time manufacturing employees in our facilities. We have a variety of production capabilities, including hot fill, cold-fill and aseptic bottling processes, and we manufacture beverages in a variety of packaging materials, including aluminum, glass and PET cans and bottles and a variety of package formats, including single-serve and multi-serve packages and “bag-in-box” fountain syrup packaging.

In 2007, 88% of our manufactured volumes were related to our brands and 12% to third-party and private-label products. We also use third-party manufacturers to co-pack for us on a limited basis.

We own property, plant and equipment, net of accumulated depreciation, totaling $796 million and $681 million in the United States and $72 million and $74 million in international locations as of December 31, 2007 and 2006, respectively.

Raw Materials

The principal raw materials we use in our business are aluminum cans and ends, glass bottles, PET bottles and caps, paperboard packaging, HFCS and other sweeteners, juice, fruit, electricity, fuel and water. The cost of the raw materials can fluctuate substantially. For example, aluminum, glass, PET and HFCS prices increased significantly in 2007 and 2006. In addition, we are significantly impacted by increases in fuel costs due to the large truck fleet we operate in our distribution businesses.

Under many of our supply arrangements for these raw materials, the price we pay fluctuates along with certain changes in underlying commodities costs, such as aluminum in the case of cans, natural gas in the case of glass bottles, resin in the case of PET bottles and caps, corn in the case of HFCS and pulp in the case of paperboard packaging. Manufacturing costs for our Finished Goods segment, where we manufacture and bottle finished beverages, are higher (as a percentage of our net sales) than our Beverage Concentrates segment, as the Finished Goods segment requires the purchase of a much larger portion of the packaging and ingredients.

Warehousing and Distribution

As of December 31, 2007, our warehouse and distribution network consisted of 21 manufacturing facilities and more than 250 distribution centers in the United States, as well as 4 manufacturing facilities and more than 25 distribution centers in Mexico. Our warehousing is generally located at or near bottling plants and is geographically dispersed across the region to ensure product is available to meet consumer demand. We actively manage transportation of our products using our own fleet of more than 5,000 delivery trucks, as well as third-party logistics providers on a selected basis.

Information Technology and Transaction Processing Services

We use a variety of information technology (“IT”) systems and networks configured to meet our business needs. Historically, IT support has been provided as a corporate service by the Cadbury Schweppes’ IT team and external suppliers. We are forming our own standalone, dedicated IT function to support our business separate from Cadbury Schweppes and are in the process of separating our systems, services and contracts. Our primary IT data center will be hosted in Toronto, Canada by a third-party provider. We also use two primary vendors for application support and maintenance, both of which are based in India and provide resources offshore and onshore.

We also use a business process outsourcing provider located in India to provide certain back office transactional processing services, including accounting, order entry and other transactional services.

Intellectual Property and Trademarks

Our Intellectual Property.  We possess a variety of intellectual property rights that are important to our business. We rely on a combination of trademarks, copyrights, patents and trade secrets to safeguard our proprietary rights, including our brands and ingredient and production formulas for our products.

Our Trademarks.  Our trademark portfolio includes more than 2,000 registrations and applications in the United States, Canada, Mexico and other countries. Brands we own through various subsidiaries in various jurisdictions include: Dr Pepper, 7UP, A&W, Canada Dry, RC, Schweppes, Squirt, Crush, Peñafiel, Aguafiel, Snapple, Mott’s, Hawaiian Punch, Clamato, Mistic, Nantucket Nectars, Mr & Mrs T, ReaLemon, Accelerade and Deja Blue. We own trademark registrations for all of these brands in the United States, and we own trademark registrations for some but not all of these brands in Canada and Mexico. We also own a number of smaller regional brands. Some of our other trademark registrations are in countries where we do not currently have any significant level of business. In addition, in many countries outside the United States, Canada and Mexico, our rights in many of our brands, including our Dr Pepper trademark and formula, have been sold to third parties including, in certain cases, to competitors such as Coca-Cola.

Trademarks Licensed from Others.  We license various trademarks from third parties, which licenses generally allow us to manufacture and distribute on a country-wide basis. For example, we license from third parties the Sunkist, Welch’s, Country Time, Orangina, Stewart’s, Holland House and Margaritaville trademarks, and we license from Cadbury Schweppes the Rose’s trademark. Although these licenses vary in length and other terms, they generally are long-term, cover the entire United States and include a royalty payment to the licensor.

Licensed Distribution Rights.  We have rights in certain territories to bottle and/or distribute various brands we do not own, such as Monster energy drink, FIJI mineral water and Big Red soda. Some of these arrangements are relatively shorter in term, are limited in geographic scope and the licensor may be able to terminate the agreement upon an agreed period of notice, in some cases without payment to us.

Intellectual Property We License to Others.  We license some of our intellectual property, including trademarks, to others. For example, we license the Dr Pepper trademark to certain companies for use in connection with food, confectionery and other products. We also license certain brands, such as Dr Pepper and Snapple, to third parties for use in beverages in certain countries where we own the brand but do not otherwise operate our business.

Cadbury Schweppes Name.  We have agreed to remove “Cadbury” from the names of our companies after our separation from Cadbury Schweppes. Cadbury Schweppes can continue to use the “Schweppes” name as part of its companies’ names outside of the United States, Canada and Mexico (and for a transitional period, inside of the United States, Canada and Mexico).

Bottler and Distributor Agreements

In the United States and Canada, we generally grant perpetual, exclusive license agreements for CSD brands and packages to bottlers for specific geographic areas. These agreements prohibit bottlers from selling the licensed products outside their exclusive territory and selling any imitative products in that territory. Generally, we may terminate bottling agreements only for cause and the bottler may terminate without cause upon giving certain specified notice and complying with other applicable conditions. Fountain agreements for bottlers generally are not exclusive for a territory, but do restrict bottlers from carrying imitative product in the territory. Many of our brands such as Snapple, Mistic, Stewart’s, Nantucket Nectars, Yoo-Hoo and Orangina, are licensed for distribution in various territories to bottlers and a number of smaller distributors such as beer wholesalers, wine and spirit distributors, independent distributors and retail brokers. We may terminate some of these distribution agreements only for cause and the distributor may terminate without cause upon certain notice and other conditions. Either party may terminate some of the other distribution agreements without cause upon giving certain specified notice and complying with other applicable conditions.

Real Property

United States.  Our United States principal offices are located in Plano, Texas, in a facility that we own. We also have a leased office in Rye Brook, New York. Our research and development center is currently located in a leased facility in Trumbull, Connecticut, but we are relocating it to Plano in 2008. As of December 31, 2007, we owned or leased 21 manufacturing facilities across the United States (we closed our Waterloo, New York facility in March 2008). Our largest manufacturing facilities are in St. Louis, Missouri; Northlake, Illinois; Irving, Texas; Ottumwa, Iowa; Houston, Texas; Williamson, New York; Carteret, New Jersey; Carlstadt, New Jersey and Aspers, Pennsylvania. We also operate more than 250 distribution centers across the United States.

Canada.  Our last plant in Canada, St. Catharines, was closed in 2007. Beverage concentrates sold to bottlers and finished beverages sold to retailers and distributors are supplied principally from our U.S. locations.

Mexico.  Our Mexico and Caribbean operations’ principal office is leased in Mexico City. In Mexico, as of December 31, 2007, we owned three manufacturing facilities, one joint venture manufacturing facility and 27 direct distribution centers, 6 of which are owned and 21 of which are leased.

We believe our facilities in the United States and Mexico are well-maintained and adequate for our present operations. We periodically review our space requirements, and we believe we will be able to acquire new space and facilities as and when needed on reasonable terms. We also look to consolidate and dispose or sublet facilities we no longer need, as and when appropriate.

Employees

At December 31, 2007, we employed approximately 20,000 full-time employees, including seasonal workers.

In the United States, we have approximately 17,000 full-time employees. We have many union collective bargaining agreements covering approximately 5,000 full-time employees. Several agreements cover multiple locations. These agreements often address working conditions as well as wage rates and benefits. In Mexico and the Caribbean, we employ approximately 3,000 full-time employees and are also party to collective bargaining agreements. We do not have a significant number of employees in Canada.

We believe we have good relations with our employees.

Regulatory Matters

We are subject to a variety of federal, state and local laws and regulations in the countries in which we do business. Regulations apply to many aspects of our business including our products and their ingredients, manufacturing, safety, labeling, transportation, recycling, advertising and sale. For example, our products, and their manufacturing, labeling, marketing and sale in the United States are subject to various aspects of the Federal Food, Drug, and Cosmetic Act, the Federal Trade Commission Act, the Lanham Act, state consumer protection laws and state warning and labeling laws. In Canada and Mexico, the manufacture, distribution, marketing and sale of our many products are also subject to similar statutes and regulations.

We and our bottlers use various refillable and non-refillable, recyclable bottles and cans in the United States and other countries. Various states and other authorities require deposits, eco-taxes or fees on certain containers. Similar legislation or regulations may be proposed in the future at local, state and federal levels, both in the United States and elsewhere. In Mexico, the government has encouraged the soft drinks industry to comply voluntarily with collection and recycling programs of plastic material, and we have taken steps to comply with these programs.

Environmental, Health and Safety Matters

We operate many manufacturing, bottling and distribution facilities. In these and other aspects of our business, we are subject to a variety of federal, state and local environment, health and safety laws and regulations. We maintain environmental, health and safety policies and a quality, environmental, health and safety program designed to ensure compliance with applicable laws and regulations.

Legal Matters

We are occasionally subject to litigation or other legal proceedings relating to our business. Set forth below is a description of our significant pending legal matters. Although the estimated range of loss, if any, for the pending legal matters described below cannot be estimated at this time, we do not believe that the outcome of any of these, or any other, pending legal matters, individually or collectively, will have a material adverse effect on our business or financial condition although such matters may have a material adverse effect on our results of operations in a particular period.

Snapple Distributor Litigation

In 2004, one of our subsidiaries, Snapple Beverage Corp. and several affiliated entities of Snapple Beverage Corp., including Snapple Distributors, Inc., were sued in United States District Court, Southern District of New York, by 57 area route distributors for alleged price discrimination, breach of contract, retaliation, tortious interference and breach of the implied duty of good faith and fair dealing arising out of their respective area route distributor agreements. Each plaintiff sought damages in excess of $225 million. The plaintiffs initially filed the case as a class action but withdrew their class certification motion. They are proceeding as individual plaintiffs but the cases have been consolidated for discovery and procedural purposes. On September 14, 2007, the court granted our motion for summary judgment, dismissing the plaintiffs’ federal claims of price discrimination and dismissing, without prejudice, the plaintiffs’ remaining claims under state law. The plaintiffs have filed an appeal of the decision and may decide to re-file the state law claims in state court. We believe we have meritorious defenses with respect to the appeal and will defend ourselves vigorously. However, there is no assurance that the outcome of the appeal, or any trial, if claims are refiled, will be in our favor.

Holk & Weiner Snapple Litigation

In 2007, Snapple Beverage Corp. was sued by Stacy Holk, in New Jersey Superior Court, Monmouth County, and by Hernant Mehta in the U.S. District Court, Southern District of New York. The plaintiffs filed these cases as class actions. The plaintiffs allege that Snapple’s labeling of certain of its drinks is misleading and/or deceptive. The plaintiffs seek unspecified damages on behalf of the class, including enjoining Snapple from various labeling practices, disgorging profits, reimbursing of monies paid for product and treble damages. The Mehta case in New York has since been dropped by the plaintiff. However, the attorneys in the Holk, New Jersey case and a new plaintiff, Evan Weiner, have since filed a new action in New York substantially similar to the New Jersey action. In each case, we have filed motions to dismiss the plaintiffs’ claims on a variety of grounds. We believe we have meritorious defenses to the claims asserted and will defend ourselves vigorously. However, there is no assurance that the outcome of our motions or at trial will be in our favor.

Nicolas Steele v. Seven Up/RC Bottling Company Inc.
Robert Jones v. Seven Up/RC Bottling Company of Southern California, Inc.
California Wage Audit

In 2007, one of our subsidiaries, Seven Up/RC Bottling Company Inc., was sued by Nicolas Steele, and in a separate action, by Robert Jones, in each case in Superior Court in the State of California (Orange County), alleging that our subsidiary failed to provide meal and rest periods and itemized wage statements in accordance with applicable California wage and hour law. The cases have been filed as class actions. The classes, which have not yet been certified, consist of all employees of one of our subsidiaries who have held a merchandiser or delivery driver position in southern California in the past three years. On behalf of the classes, the plaintiffs claim lost wages, waiting time penalties and other penalties for each violation of the statute. We believe we have meritorious defenses to the claims asserted and will defend ourselves vigorously. However, there is no assurance that the outcome of this matter will be in our favor.

We have been requested to conduct an audit of our meal and rest periods for all non-exempt employees in California at the direction of the California Department of Labor. At this time, we have declined to conduct such an audit until there is judicial clarification of the intent of the statute. We cannot predict the outcome of such an audit.

Corporate Information

We were incorporated in Delaware on October 24, 2007. The address of our principal executive offices is 5301 Legacy Drive, Plano, Texas 75024. Our telephone number is (972) 673-7000. We were formed for the purpose of holding Cadbury Schweppes’ Americas Beverages business in connection with the separation and distribution described herein and will have no operations prior to the separation and distribution.

OUR RELATIONSHIP WITH CADBURY PLC AFTER THE DISTRIBUTION

Description of Various Separation and Transition Arrangements

Separation Agreement

We intend to enter into a separation and distribution agreement (the “separation agreement”) with Cadbury Schweppes before the distribution of our shares of common stock to Cadbury Schweppes shareholders. The separation agreement will set forth our agreements with Cadbury Schweppes regarding the principal transactions necessary to effect the separation and distribution. It will also set forth other agreements (the “ancillary agreements”) that govern certain aspects of our relationship with Cadbury plc after completion of the separation.

Transfer of Assets and Assumption of Liabilities.  The separation agreement will identify assets to be retained, transferred, liabilities to be assumed and contracts to be assigned to each of us and Cadbury Schweppes as part of our separation and will describe when and how these transfers, assumptions and assignments will occur. In particular, the separation agreement will provide that, subject to the terms and conditions contained in the separation agreement:

•	all assets to the extent related to our business (including the stock of subsidiaries, real property and intellectual property) will be retained by or transferred to us, subject to any licenses between the parties;

•	all assets to the extent related to Cadbury Schweppes’ global confectionery business and its other beverages business (located principally in Australia) (including stock of subsidiaries, real property and intellectual property) will be retained by or transferred to Cadbury Schweppes, subject to any licenses between the parties;

•	liabilities will be allocated to, and assumed by, us to the extent they are related to our business;

•	liabilities will be allocated to, and assumed by, Cadbury Schweppes to the extent they are related to its global confectionery business and its other beverages business (located principally in Australia);

•	each party or one of its subsidiaries will assume or retain any liabilities relating to any of its or its subsidiaries’ or controlled affiliates’ debt, regardless of the issuer of such debt, to the extent relating to its business or secured exclusively by its assets;

•	except as may be set forth in or contemplated by the separation agreement or any ancillary agreement, the one-time transaction costs and expenses incurred on or prior to the separation will be borne by Cadbury Schweppes and after the separation will be borne by the party incurring such costs; and

•	other liabilities will be allocated to either Cadbury Schweppes or us as set forth in the separation agreement.

Except as may expressly be set forth in the separation agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks associated with the use of such respective assets both prior to and following the separation.

Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the separation agreement and the other agreements relating to the separation are, and following the separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the separation agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

To the extent that any transfers contemplated by the separation agreement have not been consummated on or prior to the distribution date, the parties will agree to cooperate to effect such transfers as promptly as practicable. In addition, each of the parties will agree to cooperate with each other and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the separation agreement and the ancillary agreements.

Related Party Balances.  The separation agreement provides for the settlement and capitalization of our related party debt and other balances. We currently expect to borrow an aggregate of $3.9 billion under the new credit facilities in connection with the separation. These borrowings, together with cash on hand, will be used to settle the foregoing related party debt and other balances, reduce Cadbury Schweppes’ net investment in us, purchase certain assets from Cadbury Schweppes related to our business, pay $100 million of fees and expenses related to the new credit facilities and provide us with $100 million of cash on hand immediately after the separation. Any related party debt and other balances that are not settled with the proceeds from our new credit facilities and our cash on hand will be capitalized by Cadbury Schweppes.

Releases and Indemnification.  Except as otherwise provided in the separation agreement or any ancillary agreement, each party will release and forever discharge each other party and its affiliates and any person who was at any time prior to the distribution date a shareholder, director, officer, agent or employee of a member of the other party or one of its affiliates from all obligations and liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation. The releases will not extend to, among other things, obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the separation agreement or any ancillary agreement, liabilities specifically retained or assumed by or transferred to a party pursuant to the separation agreement or any ancillary agreement or to ordinary course trade payables and receivables.

In addition, the separation agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of the global confectionery business and its other beverages business (located principally in Australia) with Cadbury Schweppes. Specifically, each party will, and will cause its affiliates to, indemnify, defend and hold harmless the other party and its affiliates and each of their respective officers, directors, employees and agents for any losses arising out of or otherwise in connection with:

•	the liabilities each such party assumed or retained pursuant to the separation agreement;

•	any breach by such party of any shared contract between the companies;

•	any liability for a misstatement or omission or alleged misstatement or omission of a material fact made after the distribution date contained in a document filed with the SEC or the U.K. Financial Services Authority by the other party after the distribution date based upon information that is furnished in writing by such party for inclusion in a filing by the other party; and

•	any breach by such party of the separation agreement, the ancillary agreements or any agreements between the parties specifically contemplated by the separation agreement or any ancillary agreement to remain in effect following the separation.

Legal Matters.  In general, each party to the separation agreement will assume liability for all pending and threatened legal matters related to its own business or assumed or retained liabilities and will indemnify the other parties for any liability to the extent arising out of or resulting from such assumed legal matters. Each party will cooperate in defending any claims against the other for events that took place prior to, on or after the date of the separation of us from Cadbury plc.

Non-Solicitation of Employees.  During the 18-month period following the distribution date, neither party will solicit for employment any of the employees of the other party, provided that this provision shall not prevent either party from advertising in publications of general circulation or soliciting or hiring any employees who were terminated by the other party.

Intellectual Property Licenses.  We currently use the Cadbury trademark, including variations and acronyms thereof (the “Cadbury Marks”). In addition, Cadbury Schweppes and its affiliates currently use various marks that we own or hold for use or will own or hold for use following the separation (the “DPS Marks”). Under the separation agreement, we and Cadbury Schweppes and its affiliates will, among other things, have a royalty-free license of limited scope to continue to use the Cadbury Marks or the DPS Marks, as applicable, for up to fifteen (15) months in connection with its ongoing business. The separation agreement also will include licenses of certain copyrights and design rights from us to Cadbury Schweppes and its affiliates, and from Cadbury Schweppes to us.

Insurance.  The separation agreement will provide for the rights of the parties to report claims under existing insurance policies for occurrences prior to the separation and set forth procedures for the administration of insured claims. In addition, the separation agreement will allocate among the parties the right to insurance policy proceeds based on reported claims and the obligations to incur deductibles under certain insurance policies.

Other Matters.  Other matters governed by the separation agreement include, among others, access to financial and other records and information, intellectual property, legal privilege, confidentiality and resolution of disputes between the parties relating to the separation agreement and the ancillary agreements and the agreements and transactions contemplated thereby.

Transition Services Agreement

We will enter into a transition services agreement with Cadbury Schweppes pursuant to which each party will provide certain specified services to the other on an interim basis for terms ranging generally from one month to one year following the separation. The specified services include services in the following: human resources, finance and accounting, intellectual property, information technology and certain other services consistent with past practices. The services will be paid for by the receiving party at a charge equal to the cost of the providing party as calculated in the transition services agreement.

Tax-Sharing and Indemnification Agreement

We will enter into a tax-sharing and indemnification agreement with Cadbury Schweppes that sets forth the rights and obligations of Cadbury Schweppes and us (along with our respective subsidiaries) with respect to taxes, including the computation and apportionment of tax liabilities relating to taxable periods before and after the separation and distribution and the responsibility for payment of those tax liabilities (including any subsequent adjustments to such tax liabilities). In general, under the terms of the tax-sharing and indemnification agreement, we and Cadbury Schweppes will each be responsible for taxes imposed on our respective businesses and subsidiaries for all taxable periods, whether ending on, before or after the date of separation and distribution. However, we will be responsible for taxes attributable to certain assets of the Cadbury Schweppes global confectionery business while owned by us and Cadbury Schweppes will be responsible for taxes attributable to certain assets of the Americas Beverages business while owned by Cadbury Schweppes.

In addition, we and Cadbury Schweppes have undertaken certain restructuring transactions in anticipation of the separation and distribution (including transfers of confectionery business assets by us to Cadbury Schweppes) and we have participated in various other transactions with Cadbury Schweppes in taxable periods prior to the separation and distribution. Cadbury Schweppes will, subject to certain conditions, and absent a change-in-control of us as described below, pay or indemnify us for taxes imposed on us in respect of these transactions including taxes resulting from either (i) a change in applicable tax law after the separation and distribution and prior to the filing of the relevant tax return, or (ii) a subsequent adjustment by a taxing authority. These potential tax indemnification obligations of Cadbury Schweppes could be for significant amounts.

Notwithstanding these tax indemnification obligations of Cadbury Schweppes, if the treatment of these transactions as reported were successfully challenged by a taxing authority, we generally would be required under applicable tax law to pay the resulting tax liabilities in the event that either (i) Cadbury Schweppes were to default on their obligations to us, or (ii) we breached a covenant or we failed to file tax returns, cooperate or contest tax matters as required by the tax-sharing and indemnification agreement, which breach or failure caused such tax liabilities. In addition, if we are involved in certain change-in-control transactions, the obligations of Cadbury Schweppes to indemnify us for additional taxes in respect of the restructuring and other transactions will terminate and Cadbury Schweppes will have no further obligations to indemnify us on account of such transactions. Thus, since we have primary liability for income taxes in respect of these transactions, if a taxing authority successfully challenges the treatment of one or more of these transactions, and Cadbury Schweppes fails to, is not required to or cannot indemnify or reimburse us, our resulting tax liability could be for significant amounts and could have a material adverse effect on our results of operations, cash flows and financial condition.

We generally will be required to indemnify Cadbury Schweppes for any liabilities, taxes and other charges that are imposed on Cadbury Schweppes, including as a result of the separation and distribution failing to qualify for non-recognition treatment for U.S. federal income tax purposes, if such liabilities, taxes or other charges are attributable to a breach by us of our representations or covenants. The covenants contained in the tax-sharing and indemnification agreement, for example, generally contain restrictions on our ability to (a) discontinue the active conduct of the historic business relied upon for purposes of the private letter ruling request submitted to the IRS, or liquidate, merge or consolidate the company conducting such active business, (b) undertake certain transactions pursuant to which our stockholders would dispose of a substantial amount of our common stock, or (c) take any action inconsistent with the written statements and representations furnished to the IRS in connection with the private letter ruling request. Notwithstanding the foregoing, we will be permitted to take actions restricted by such covenants if Cadbury Schweppes provides us with prior written consent, or we provide Cadbury Schweppes with a private letter ruling or rulings from the IRS, or an unqualified opinion of counsel that is satisfactory to Cadbury Schweppes, to the effect that such action will not affect the tax-free nature of the separation and distribution or certain restructuring transactions, but we will remain liable for any liabilities, taxes and other charges imposed on Cadbury Schweppes as a result of the separation and distribution or such restructuring transactions failing to qualify as tax-free transactions as a result of such action. Our potential tax indemnification obligations could be for significant amounts.

Furthermore, the tax-sharing and indemnification agreement will set forth the rights of the parties in respect of the preparation and filing of tax returns, the control of audits or other tax proceedings and assistance and cooperation in respect of tax matters, in each case, for taxable periods ending on or before or that otherwise include the date of separation and distribution. In addition, with respect to taxable periods before or that include the separation and distribution, Cadbury Schweppes will have significant control over the reporting of various restructuring transactions on our tax returns and over proceedings where Cadbury Schweppes is indemnifying us for taxes that are involved in such proceedings.

Employee Matters Agreement

We will enter into an employee matters agreement with Cadbury Schweppes providing for our respective obligations to our employees and former employees and for other employment and employee benefits matters. Under the terms of the employee matters agreement, we will generally assume all liabilities and assets relating to employee benefits for our current and former employees, and Cadbury Schweppes will generally retain all liabilities and assets relating to employee benefits for current and former Cadbury Schweppes employees other than current or former beverages employees.

On or prior to the date of separation, sponsorship of the Cadbury Schweppes benefit plans that solely cover our current and former employees will be transferred to us, and the Cadbury Schweppes benefit plans that cover our current and former employees and also cover current and former Cadbury Schweppes employees will be split into two separate plans, one covering Cadbury Schweppes employees and one covering our employees. Sponsorship of the plans covering our employees will be transferred to us.

For transferred plans that are funded, assets allocable to the liabilities of such plans also will be transferred to related trusts established by us. As of the date of separation, current and former employees of us and Cadbury Schweppes will receive credit for service for all periods of employment prior to the date of separation for purposes of vesting, eligibility and benefit levels under any pension or welfare plan in which they participate following the separation. The employee matters agreement also provides for sharing of certain employee and former employee information to enable us and Cadbury Schweppes to comply with our respective obligations.

In addition, the employee matters agreement provides for the treatment of holders of awards granted under the Cadbury Schweppes employee share schemes who are current and former employees of our company at the time of separation.

Share Options.  Outstanding share options held by our employees under the Cadbury Schweppes share option schemes will, if not exercised at or before the time that the Cadbury Schweppes scheme of arrangement is sanctioned by the United Kingdom regulatory authorities, be converted into options over Cadbury plc ordinary shares with an equivalent value and the replacement options will be subject to the same terms and conditions as the existing options under the applicable Cadbury Schweppes share option scheme. Depending on the applicable Cadbury Schweppes share option scheme, the options over Cadbury plc ordinary shares must be exercised either within 12 months of the separation (or, if later, the third anniversary of the original grant of the options) or 3 months after the separation in the case of the Cadbury Schweppes employee share purchase plan (to the extent of the accumulated savings) or the replacement option will be cancelled without payment.

Restricted Stock.  Restricted stock granted to our employees under the Cadbury Schweppes international share award plan will be converted into Cadbury plc ordinary shares and shares of our common stock (in the same manner as other Cadbury Schweppes shareholders) and will be released in full as soon as practicable after the separation.

Restricted Stock Units.  Performance awards granted to our employees under the Cadbury Schweppes long term incentive plan, the Cadbury Schweppes bonus share retention plan and the Cadbury Schweppes international share award plan will have their performance measures tested at the time of separation, time pro-rated (based on service through the date of separation) and converted into an award over shares of our common stock with an equivalent value. The converted performance awards will be subject to the same terms and conditions as the existing awards and will be paid out at the end of the applicable normal performance period or at the normal vesting date.

Awards to our employees under the Cadbury Schweppes bonus share retention plan that are not subject to performance vesting but are subject to time vesting will be time pro-rated (based on service through the date of separation) and converted into an award over shares of our common stock with an equivalent value. The converted performance awards will be subject to the same terms and conditions as the existing awards and will be paid out at the normal vesting date. Awards under the Cadbury Schweppes bonus share retention plan and the Cadbury Schweppes international share award plan that are neither performance related nor subject to time vesting will be converted into awards over shares of our common stock with an equivalent value. The converted awards will be subject to the same terms and conditions as the existing awards and will be paid out at the normal vesting date.

Awards granted to our employees under the Cadbury Schweppes long term incentive plan which are not performance related will be converted into awards over Cadbury plc ordinary shares of an equivalent value and subject to the same terms and conditions as the existing awards. The shares will be released in full as soon as practicable after the separation.

Intellectual Property Agreements

Various agreements are in effect between us and Cadbury Schweppes relating to the use of certain trademarks, patents and other intellectual property. These include agreements relating to the use and protection of intellectual property where the intellectual property is separately owned by us, Cadbury Schweppes and certain third parties in different countries, as is the case with Dr Pepper and certain other brands. These also include licenses from Cadbury Schweppes to us for the use of the Rose’s trademark and certain technology in our business, and licenses from us to

Cadbury Schweppes for the use of the Canada Dry trademark with Cadbury Schweppes’ Halls product in the U.S. and the Snapple, Mott’s, Clamato and Holland House trademarks in Cadbury Schweppes’ beverage business located principally in Australia.

Debt and Payables

The following are descriptions of current related party debt arrangements. All of the following debt will be settled in connection with the separation.

Cadbury Ireland Limited.  The total principal we owed to Cadbury Ireland Limited was $40 million at December 31, 2007 and 2006, respectively. The debt bears interest at a floating rate based on 3-month LIBOR. The interest rates were 5.31% and 5.36% at December 31, 2007 and 2006, respectively. The outstanding principal balance is payable on demand and is included in the current portion of long-term debt. We recorded $2 million, $2 million and $1 million of interest expense related to the debt for 2007, 2006 and 2005, respectively.

Cadbury Schweppes Finance plc.  We have a variety of debt agreements with Cadbury Schweppes Finance plc with maturity dates ranging from May 2008 to May 2011. These agreements had a combined outstanding principal balance of $511 million and $2,937 million at December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006, $511 million and $2,387 million of the debt was based upon a floating rate ranging between LIBOR plus 1.5% to LIBOR plus 2.5%. The remaining principal balance of $550 million at December 31, 2006 had stated fixed interest rates ranging from 5.76% to 5.95%. We recorded $65 million, $175 million and $99 million of interest expense related to these notes for 2007, 2006 and 2005, respectively.

Cadbury Schweppes Overseas Limited.  The total principal we owed to Cadbury Schweppes Overseas Limited was $0 million and $22 million at December 31, 2007 and 2006, respectively. We settled the note in November 2007. The debt bore interest at a floating rate based on Mexican LIBOR plus 1.5%. The actual interest rate was 9.89% at December 31, 2006. We recorded $2 million, $15 million and $40 million of interest expense related to the note for 2007, 2006 and 2005, respectively.

Cadbury Adams Canada, Inc.  The total principal we owed to Cadbury Adams Canada, Inc. was $0 million and $15 million at December 31, 2007 and 2006, respectively and is payable on demand. The debt bore interest at a floating rate based on 1 month Canadian LIBOR. The interest rate was 4.26% at December 31, 2006. We recorded $2 million of interest expense related to the debt for 2007 and less than $1 million for both 2006 and 2005.

Cadbury Schweppes Americas Holding BV.  We have a variety of debt agreements with Cadbury Schweppes Americas Holding BV with maturity dates ranging from 2009 to 2017. These agreements had a combined outstanding principal balance of $2,468 million at December 31, 2007 and bear interest at a floating interest rate ranging between 6-month USD LIBOR plus 0.75% and 6-month USD LIBOR plus 1.75%. We recorded $149 million of interest expense related to this debt for 2007.

Cadbury Schweppes Treasury America.  The total principal we owed to Cadbury Schweppes Treasury America was $0 million and $235 million at December 31, 2007 and 2006, respectively. The debt bore interest at a rate of 7.25% per annum. We repurchased the debt on May 23, 2007. We recorded $7 million and $11 million of interest expense related to this debt for 2007 and 2006, respectively.

The related party payable balances of $175 million and $183 million at December 31, 2007 and 2006, respectively, represent non-interest bearing payable balances with companies owned by Cadbury Schweppes and related party accrued interest payable balances associated with interest bearing notes described in note 10 to our combined financial statements. The non-interest bearing payable balance was $75 million and $158 million at December 31, 2007 and 2006, respectively, and the payables are due within one year. The accrued interest payable balance was $11 million and $25 million at December 31, 2007 and 2006, respectively. The intercompany current payable was $89 million as of December 31, 2007. All of the related party payable will be settled in connection with the separation.

Notes Receivable

We had a notes receivable balance from wholly owned subsidiaries of Cadbury Schweppes with outstanding principal balances of $1,527 million and $579 million at December 31, 2007 and 2006, respectively. We recorded $57 million, $25 million and $36 million of interest income related to these notes for 2007, 2006 and 2005, respectively.

Allocated Expenses

Cadbury Schweppes has allocated certain costs to us, including costs in respect of certain corporate functions provided for us by Cadbury Schweppes. These allocations have been based on the most relevant allocation method for the service provided. To the extent expenses have been paid by Cadbury Schweppes on our behalf, they have been allocated based upon the direct costs incurred. Where specific identification of expenses has not been practicable, the costs of such services has been allocated based upon the most relevant allocation method that management believes is reasonable, which is primarily either as a percentage of net sales or headcount. We were allocated $161 million, $142 million and $115 million of costs in 2007, 2006 and 2005, respectively.

Cash Management

Cadbury Schweppes historically has used a centralized approach to cash management and financing of operations. As part of this approach, our cash is available for use by, and is regularly swept by, Cadbury Schweppes’ operations in the United States at its discretion. Cadbury Schweppes also funds our operating and investing activities as needed. Transfers of cash, both to and from Cadbury Schweppes’ cash management system, are reflected as a component of “Cadbury Schweppes’ net investment” in our combined balance sheets.

Royalties

We earn royalties from other Cadbury Schweppes-owned companies for the use of certain brands owned by us. The total royalties we recorded were $1 million, $1 million and $9 million for 2007, 2006 and 2005, respectively.

MANAGEMENT

Executive Officers and Directors

Set forth below is information concerning the individuals we currently expect will serve as our executive officers and directors upon the separation.

Name	Age*	Position

Wayne R. Sanders	60	Chairman
Larry D. Young	53	President, Chief Executive Officer and Director
John O. Stewart	49	Executive Vice President, Chief Financial Officer and Director
James L. Baldwin, Jr.	46	Executive Vice President and General Counsel
Rodger L. Collins	49	President — Bottling Group Sales
Randall E. Gier	46	Executive Vice President — Marketing and R&D
Pedro Herrán Gacha	46	President — Mexico and the Caribbean
Derry L. Hobson	57	Executive Vice President — Supply Chain
James J. Johnston, Jr.	51	President — Finished Goods and Concentrate Sales
Lawrence N. Solomon	52	Executive Vice President — Human Resources
Terence D. Martin	64	Director
Pamela H. Patsley	50	Director
Jack L. Stahl	54	Director
M. Anne Szostak	57	Director

*	As of December 31, 2007

Wayne R. Sanders, Chairman.  Mr. Sanders will serve as Chairman of the Board of Directors and chairman of the nominating and corporate governance committee upon the separation. Mr. Sanders served as the Chairman and the Chief Executive Officer of Kimberly-Clark Corporation from 1992 until his retirement in 2003. Mr. Sanders currently serves on the boards of directors of Texas Instruments Incorporated and Belo Corp. He previously served on the board of directors of Adolph Coors Company. Mr. Sanders is also a National Trustee and Governor of the Boys & Girls Club of America and was a member of the Marquette University Board of Trustees from 1992 to 2007, serving as Chairman from 2001 to 2003.

Larry D. Young, President, Chief Executive Officer and Director.  Mr. Young has served as President and Chief Executive Officer of Cadbury Schweppes’ Americas Beverages business since October 2007. Mr. Young joined Cadbury Schweppes’ Americas Beverages as President and Chief Operating Officer of the Bottling Group segment and Head of Supply Chain in 2006 after our acquisition of DPSUBG, where he had been President and Chief Executive Officer since May 2005. From 1997 to 2005, Mr. Young served as President and Chief Operating Officer of Pepsi-Cola General Bottlers, Inc. and Executive Vice President of Corporate Affairs at PepsiAmericas, Inc.

John O. Stewart, Executive Vice President, Chief Financial Officer and Director.  Mr. Stewart has served as Executive Vice President and Chief Financial Officer of Cadbury Schweppes’ Americas Beverages business since November 2006. From 1990 to 2004, Mr. Stewart worked for Diageo PLC and its subsidiaries, serving as Senior Vice President and Chief Financial Officer of Diageo North America from 2001 to 2004. From 2004 to 2005, Mr. Stewart was an independent consultant, providing mergers and acquisitions advice to Diageo PLC.

James L. Baldwin, Jr., Executive Vice President and General Counsel.  Mr. Baldwin has served as Executive Vice President and General Counsel of Cadbury Schweppes’ Americas Beverages business since July 2003. From

June 2002 to July 2003, he served as Senior Vice President and General Counsel of Dr Pepper/Seven Up, Inc., and from August 1998 to June 2002 as General Counsel of Mott’s LLP.

Rodger L. Collins, President — Bottling Group Sales.  Mr. Collins has served as President of Sales for the Bottling Group segment of Cadbury Schweppes’ Americas Beverages business since October 2007. He had previously served as Midwest Division President for the Bottling Group since January 2005. He also was Regional Vice President (North/East) at DPSUBG from October 2001 to December 2004.

Randall E. Gier, Executive Vice President — Marketing and R&D.  Mr. Gier has served as Executive Vice President of Marketing and R&D of Cadbury Schweppes’ Americas Beverages business since February 2004. From 2002 to 2004, he was the Chief Marketing Officer for Yum! Brands International. From 1997 to 2002, Mr. Gier was Chief Marketing Officer for Pizza Hut Inc., and from 1996 to 1997 was Chief Marketing Officer for KFC.

Pedro Herrán Gacha, President — Mexico and the Caribbean.  Mr. Herrán has served as President of the Mexico and the Caribbean segment of Cadbury Schweppes’ Americas Beverages business since March 2004. Prior to that, he was President of Cadbury Schweppes Beverages Mexico, a position he had held since January 2000.

Derry L. Hobson, Executive Vice President — Supply Chain.  Mr. Hobson has served as Executive Vice President of Supply Chain for Cadbury Schweppes’ Americas Beverages business since October 2007. Mr. Hobson joined the business as Senior Vice President of Manufacturing in 2006 through our acquisition of DPSUBG where he had been Executive Vice President since 1999. Prior to joining our Bottling Group, Mr. Hobson was President and Chief Executive Officer of Sequoia Pacific Systems from 1993 to 1999. From 1988 to 1993, Mr Hobson was Senior Vice President of Operations at Perrier Group.

James J. Johnston, Jr., President — Finished Goods and Concentrate Sales.  Mr. Johnston has served as President of Finished Goods and Concentrate Sales for Cadbury Schweppes’ Americas Beverages business since October 2007. Prior to that, he was Executive Vice President of Sales, a position he had held since January 2005. From December 2003 to January 2005, he was first Senior Vice President, then Executive Vice President of Strategy. From October 1997 to December 2003, Mr. Johnston served as Senior Vice President of Licensing. From November 1993 to October 1997, Mr. Johnston served as Senior Vice President of System Marketing.

Lawrence N. Solomon, Executive Vice President — Human Resources.  Mr. Solomon has served as Executive Vice President of Human Resources of Cadbury Schweppes’ Americas Beverages business since March 2004. From May 1999 to March 2004, he served as Senior Vice President of Human Resources for Dr Pepper/Seven Up, prior to which he served on Cadbury Schweppes’ global human resources team.

Terence D. Martin, Director.  Mr. Martin will serve as a director and chairman of the audit committee upon the separation. Mr. Martin served as Senior Vice President and Chief Financial Officer of Quaker Oats Company from 1998 until his retirement in 2001. From 1995 to 1998, he was Executive Vice President and Chief Financial Officer of General Signal Corporation. Mr. Martin was Chief Financial Officer and Member of the Executive Committee of American Cyanamid Company from 1991 to 1995 and served as Treasurer from 1988 to 1991. Since 2002, Mr. Martin has served on the board of directors of Del Monte (USA) and currently serves as the chairman of its audit committee.

Pamela H. Patsley, Director.  Ms. Patsley will serve as a director upon the separation. Ms. Patsley served as Senior Executive Vice President of First Data Corporation from March 2000 to October 2007 and President of First Data International from May 2002 to October 2007. She retired from those positions in October 2007. From 1991 to 2000, she served as President and Chief Executive Officer of Paymentech, Inc., prior to its acquisition by First Data. Ms. Patsley also previously served as Chief Financial Officer of First USA, Inc. Ms. Patsley currently serves on the boards of directors of Molson Coors Brewing Company and Texas Instruments Incorporated, and she is the chair of the audit committee of Texas Instruments Incorporated.

Jack L. Stahl, Director.  Mr. Stahl will serve as a director and chairman of the compensation committee upon the separation. Mr. Stahl served as Chief Executive Officer and President of Revlon, Inc. from February 2002 until his retirement in September 2006. From February 2000 to March 2001, he served as President and Chief Operating Officer of The Coca-Cola Company and previously served as Chief Financial Officer and Senior Vice President of The Coca-Cola Company’s North America Group and Senior Vice President of The Coca-Cola Company’s Americas Group. Mr. Stahl currently serves on the board of directors of Schering-Plough Corporation.

M. Anne Szostak, Director. Ms. Szostak will serve as a director upon the separation. Since June 2004, Ms. Szostak has served as President and Chief Executive Officer of Szostak Partners LLC, a consulting firm that advises executive officers on strategic and human resource issues. From 1998 until her retirement in 2004, she served as Executive Vice President and Corporate Director — Human Resources and Diversity of FleetBoston Financial Corporation. She also served as Chairman and Chief Executive Officer of Fleet Bank — Rhode Island from 2001 to 2003. Ms. Szostak currently is a director of Belo Corp., ChoicePoint, Inc., Tupperware Brands Corporation and Spherion Corporation, where she serves as chair of the compensation committee.

Board of Directors

At the time of the distribution, we expect that our board of directors will consist of at least seven directors. The New York Stock Exchange requires that a majority of our board of directors qualify as “independent” according to the rules and regulations of the SEC and the New York Stock Exchange by no later than the first anniversary of the separation. We intend to comply with these requirements.

Our amended and restated certificate of incorporation and by-laws will provide that the directors will be classified with respect to the time for which they hold office, into three classes. Class I directors will have an initial term expiring in 2009, Class II directors will have an initial term expiring in 2010 and Class III directors will have an initial term expiring in 2011. We expect that Class I will consist of                    , Class II will consist of                     and Class III will consist of                    . For more information, see “Description of Capital Stock — Anti-Takeover Effects of Various Provisions of Delaware Law and Our Certificate of Incorporation and By-laws — Composition of the Board.”

Committees of Our Board of Directors

Upon completion of the separation, the committees of our board of directors will consist of an audit committee, nominating and corporate governance committee and a compensation committee. Each of these committees will be required to comply with the requirements of the SEC and the New York Stock Exchange applicable to companies engaging in their initial listing, including for the audit committee the independence requirements and the designation of an “audit committee financial expert.” We expect that our board of directors will adopt a written charter for each of these committees, which will each be posted on our website prior to our separation from Cadbury Schweppes.

In addition, we may establish special committees under the direction of the board of directors when necessary to address specific issues.

Audit Committee

Our audit committee will be responsible for, among other things, making recommendations concerning the engagement of our independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and oversight of management’s review of the adequacy of our internal accounting controls. Our audit committee currently consists of          ,           and          , with Mr. Martin serving as chair. We expect that, upon completion of the separation from Cadbury Schweppes,          will qualify as the audit committee financial expert.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be responsible for recommending persons to be selected by the board as nominees for election as directors, recommending persons to be elected to fill any vacancies on the board, considering and recommending to the board qualifications for the office of director and policies concerning the term of office of directors and the composition of the board and considering and recommending to the board other actions relating to corporate governance. We expect that, upon completion of the separation, our nominating and corporate governance committee will consist of          ,           and          , with Mr. Sanders serving as chair.

Compensation Committee

Our compensation committee will be charged with the responsibilities, subject to full board approval, of establishing, periodically re-evaluating and, where appropriate, adjusting and administering policies concerning compensation structure and benefit plans for our employees, including the Chief Executive Officer and all of our other executive officers. We expect that upon completion of the separation our compensation committee will consist of          ,           and          , with Mr. Stahl serving as chair.

Code of Ethics

Prior to the completion of the separation, we expect that our board of directors will adopt a written code of ethics that is designed to deter wrongdoing and to promote:

•	honest and ethical conduct;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and in our other public communications;

•	compliance with applicable laws, rules and regulations, including insider trading compliance; and

•	accountability for adherence to the code and prompt internal reporting of violations of the code, including illegal or unethical behavior regarding accounting or auditing practices.

A copy of our code of ethics will be posted on our website immediately prior to our separation from Cadbury Schweppes.

Procedures for Approval of Related Persons Transactions

Prior to the completion of the separation, we expect that our board of directors will adopt a written policy to be followed in connection with certain related persons transactions involving our company. Under this policy, we expect our board of directors will delegate to our audit committee the responsibility for reviewing and approving transactions with related persons (as defined in the policy) in which we were or are to be a participant, including, but not limited to, any financial transaction, arrangement or indebtedness, guarantee of indebtedness, or any series of similar transactions in which the amount involved exceeds $120,000. In addition, we expect our board to empower our General Counsel to initially review all such transactions and refer to the audit committee for approval those transactions which our General Counsel determines that the related person may have a direct or indirect material interest.

In approving related persons transactions, we expect our audit committee to determine, among other things, whether each related persons transaction referred to the audit committee was the product of fair dealing and whether it was fair to our company.

Under this policy, we intend to remind our directors and executive officers of their obligation to inform us of any related persons transaction and any proposed related persons transaction. In addition, from time to time, we intend to review our records and inquire of our directors and executive officers to identify any person who may be considered a related person. Using this information, we intend to search our books and records for any related persons transactions in which our company was or is to be a participant.

Director Compensation

Non-executive directors will receive compensation from us for their services on the board of directors or committees. Executive directors will not receive compensation for their services as a director. We expect to compensate our non-executive directors as follows: an annual fee of $100,000, which the director may elect to receive in cash or defer and receive shares of our common stock pursuant to a deferred compensation plan to be adopted by us in connection with the separation, and an annual equity grant of restricted stock units of $100,000. In addition, the chairperson of the audit committee and the compensation committee will receive an annual equity grant of restricted stock units of $30,000 and $25,000, respectively. We also expect to adopt expense reimbursement and related policies for all directors customary for similar public companies. No director compensation was paid in 2007.

Mr. Sanders, as Chairman, is entitled to an annual retainer of $100,000, which he may elect to receive in cash or to defer and receive shares of our common stock pursuant to a deferred compensation plan to be adopted by us in connection with the separation. Mr. Sanders will also receive an annual equity grant of our common stock equal to $200,000. Shares acquired through the deferral of his annual retainer and through the annual equity grant will vest on the third anniversary of the date of grant. In addition, in recognition of Mr. Sanders’ services to us in connection with the separation, he will receive a one-time founders’ equity grant upon the separation of our common stock equal to $900,000 that will vest in equal amounts on each of the first, second and third anniversary of the date of grant.

Compensation Discussion and Analysis

Introduction

In 2007, our named executive officers (the “NEOs”) were Larry Young, John Stewart, Randall Gier, James Johnston, Pedro Herrán, Gilbert Cassagne and John Belsito. Historically, each NEO has been covered by the Cadbury Schweppes executive compensation program. This Compensation Discussion and Analysis describes the historical compensation arrangements for our NEOs. The remuneration committee of the board of directors of Cadbury Schweppes is currently in the process of establishing the compensation arrangements for our current NEOs for 2008 as we transition to being an independent public company and to the extent they are now established, they are described in this information statement. Following our separation from Cadbury Schweppes, our board of directors and its compensation committee will establish the future compensation arrangements for our company. As a result, we are not currently able to describe the post separation compensation arrangements that will be established by our board of directors and its compensation committee.

We are also in the process of determining how existing awards granted to our employees under Cadbury Schweppes’ plans will be treated following the separation, and will describe how they will be treated in this information statement prior to the distribution.

During the last half of 2007, there were a number of changes with regard to our NEOs. On October 12, 2007, Mr. Cassagne, our former President and Chief Executive Officer, left the company and Mr. Young, our Chief Operating Officer and President, Bottling Group, was appointed President and Chief Executive Officer. In addition, on December 19, 2007, Mr. Belsito, the former President, Snapple Distributors, left the company. As a result of the changes in certain of our NEOs’ duties and responsibilities, certain elements of their compensation were adjusted, as further described below.

Objectives of the Executive Compensation Program

Historically, as administered by the remuneration committee of the board of directors of Cadbury Schweppes, the Cadbury Schweppes executive compensation program was designed to achieve the following core objectives:

•	Total compensation was designed to be competitive in the relevant market, thereby enabling Cadbury Schweppes to attract, retain, motivate and reward high caliber executives;

•	Total compensation awarded to executives was designed to reflect and reinforce Cadbury Schweppes’ focus on financial management and bottom-line performance;

•	The achievement of short and long-term business objectives was recognized through a combination of incentives and rewards with a significant weighting on performance-based compensation versus fixed pay; and

•	Equity incentive awards were designed to align the interests of management with those of shareholders of Cadbury Schweppes.

Material Elements of the Executive Compensation Program

Historically, Cadbury Schweppes’ executive compensation program for the NEOs in 2007 consisted of the following three major elements:

•	Base Salary — base salary provided NEOs with a fixed level of cash compensation intended to aid in the attraction and retention of talent in a competitive market. Base salary is reflected in the “Salary” column in the Summary Compensation Table.

•	Annual Cash Incentive Compensation — annual cash incentive compensation encouraged NEOs to focus on our annual financial plan and motivated the performance of the NEOs in alignment with the short-term interests of shareholders of Cadbury Schweppes. Annual cash incentive compensation is reflected in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table.

•	Long-Term Share-Based Incentive Compensation — long-term share-based incentive compensation rewarded NEOs for achieving quantitative goals that are key drivers of long-term performance. Long-term share-based incentives aligned the interests of executives with those of shareholders of Cadbury Schweppes and provided strong retention and motivational incentives. Long-term share-based incentive compensation is reflected in the “Stock Awards” and “Option Awards” columns in the Summary Compensation Table.

Other forms of compensation were also provided to NEOs in 2007 under the Cadbury Schweppes executive compensation program, and included grants under an additional share plan, participation in health plans, retirement plans, perquisites and severance arrangements.

Setting Executive Compensation

Historically, the compensation of Mr. Cassagne was based on recommendations by Todd Stitzer, the Chief Executive Officer of Cadbury Schweppes, related to Mr. Cassagne’s performance during the year, and approved by the remuneration committee of the board of directors of Cadbury Schweppes. The compensation of the other NEOs was based on recommendations by Mr. Cassagne and approved by Mr. Stitzer. Among the factors considered in setting compensation were individual performance, skill and experience, the NEO’s success in achieving targets set by Cadbury Schweppes, compensation previously granted to the NEO, planned changes in responsibilities and competitive practices.

Benchmarking of Compensation

In 2007, the remuneration committee of the board of directors of Cadbury Schweppes reviewed compensation awarded to Mr. Cassagne against compensation awarded to executives in similar positions in the Towers Perrin 2007 U.S. CDB General Industry Executive Database Survey (the “Towers Perrin Survey”), a proprietary survey of approximately 45 multinational companies and global consumer goods companies with whom Cadbury Schweppes believes it competes for executive talent. In making assessments, the potential value of the total compensation package, which included base salary, annual cash incentives and long-term share-based incentives, was considered. A similar process was followed by Mr. Stitzer and Mr. Cassagne for purposes of benchmarking the compensation of other NEOs. In addition to the Towers Perrin Survey, Mr. Stitzer and Mr. Cassagne also considered the Hay Group

2007 Executive Compensation Report: Fast-Moving Consumer Goods Industry, a proprietary survey of approximately 50 multinational consumer goods companies.

In October 2007, Cadbury Schweppes also reviewed the base salaries awarded to Mr. Young, in connection with his promotion to President and Chief Executive Officer of our company, and to Mr. Stewart, whose role was expanded to include information technology and shared business services along with additional duties that he will undertake as the Chief Financial Officer of a public company, against similar executive officers in 16 multinational consumer goods companies of similar market capitalization to our business (the “DPS Comparator Group”). The DPS Comparator Group consisted of the following companies:

Anheuser-Busch	ConAgra	Hershey	PepsiAmericas
Brown-Forman	Constellation Brands	Smucker	Pepsi Bottling Group
Campbell Soup	General Mills	Kellogg	Sara Lee
Coca-Cola Enterprises	Heinz	Molson Coors	Wrigley

The Executive Compensation Program

Overview

Historically, Cadbury Schweppes generally targeted a competitive level of total compensation, including base salary, annual cash incentive compensation, and long-term share-based incentive compensation, based on the attainment of certain pre-established performance measures.

Base Salary

Cadbury Schweppes provided a base salary to each NEO, which was reviewed on an annual basis. NEOs were eligible for merit-based increases based on their prior year performance, market competitiveness of their salary and peer group data.

In setting the base salary of Mr. Cassagne in 2007, the remuneration committee of the board of directors of Cadbury Schweppes considered Mr. Cassagne’s performance and benchmark information from the Towers Perrin Survey. In setting the base salary of the other NEOs in 2007, Mr. Stitzer and Mr. Cassagne considered each individual’s performance and the market competitiveness of their salary as described above.

In October 2007, Mr. Young’s base salary was increased from $647,000 to $800,000 and Mr. Stewart’s base salary was increased from $420,000 to $500,000. Mr. Young’s increase was attributable to his promotion to President and Chief Executive Officer of our company and Mr. Stewart’s increase was attributable to his expanded role to include information technology and shared business services along with additional duties he will undertake as the Chief Financial Officer of a public company. The increases for Mr. Young and Mr. Stewart were established taking into account median base salaries of similar executive officers in the DPS Comparator Group.

Annual Cash Incentive Compensation

NEOs participated in the Cadbury Schweppes annual incentive plan, a short-term cash incentive plan based on the attainment of overall short-term business results. Each NEO was assigned an annual incentive target between 65% and 100% of each NEO’s annual base salary (the “Target Award”). In the event performance targets were met for each fiscal year, the NEOs were eligible to receive a cash payment equal to their Target Award. Performance measures were determined by the remuneration committee of the board of directors of Cadbury Schweppes to take account of current business plans and conditions and to provide incentives to NEOs to achieve key short-term performance targets.

In 2007, Target Awards were based on the achievement of financial performance targets for underlying economic profit (defined as underlying operating profit from operations less a charge for the weighted average cost of capital) and growth in revenue. The remuneration committee of the board of directors of Cadbury Schweppes believed that these performance targets were key drivers of our business in the short-term.

In 2007, Mr. Herrán, who has primary responsibility for our Mexico and the Caribbean segment, was eligible for a Target Award based 50% on the performance targets achieved by our Mexico and the Caribbean segment and 50% on the performance targets achieved by our business. Each of the other NEOs, including Mr. Young, was eligible for Target Awards based only upon the performance targets achieved by our business. In each case, the weighting of the performance targets was based 60% on underlying economic profit and 40% on growth in revenue.

In 2007, each NEO was provided the opportunity to voluntarily defer all or part of his 2006 annual incentive plan award (which otherwise would have been paid in cash in March 2007) and invest such award in Cadbury Schweppes ordinary shares pursuant to the Cadbury Schweppes bonus share retention plan, which is further described below under the section “— Long-Term Share-Based Incentives — Bonus Share Retention Plan.”

Annual incentive amounts for 2007 were determined in February 2008 and are set forth in the “Non Equity Incentive Plan Compensation” column of the Summary Compensation Table. Based on a review of the financial performance targets achieved for 2007, cash payments were below each NEO’s Target Award.

Long-Term Share-Based Incentives

Bonus Share Retention Plan.  The Cadbury Schweppes bonus share retention plan enabled participants to elect to defer all or part of their annual incentive plan awards in the form of an investment in Cadbury Schweppes ordinary shares. Senior executives, including the NEOs, were eligible to participate in the bonus share retention plan. To the extent that participants elected to invest in shares, the plan enabled them to earn an additional matching grant of Cadbury Schweppes ordinary shares (up to 100% of their investment), provided that Cadbury Schweppes attained certain performance targets over a three-year performance period and the participant was continuously employed by Cadbury Schweppes through the date that the award is settled. All of our current NEOs participated in the bonus share retention plan, with a deferral ranging from 25% to 100% of their annual incentive plan award.

The determination of matching shares awarded for 2007 was determined in February 2008 and is set forth in the “Stock Awards” column of the Option Exercises and Stock Vested Table. Based on a review of the financial performance targets achieved for the 2005-2007 performance period, the number of shares vested was below the median of the number of matching shares that each NEO was eligible to receive for the performance period.

Long Term Incentive Plan.  Under Cadbury Schweppes’ long term incentive plan, NEOs and other senior executives were eligible, at the discretion of the remuneration committee of the board of directors of Cadbury Schweppes, to receive a designated number of Cadbury Schweppes ordinary shares conditional on the achievement of certain performance targets.

The vesting of the shares awarded under Cadbury Schweppes’ long term incentive plan in 2007 was based 50% on underlying earnings per share growth and 50% on total shareholder return growth relative to an international group of peer companies equally weighted over a performance period beginning on January 1, 2007 and ending on December 31, 2009. Total shareholder return is defined as share price growth assuming reinvested dividends. At the end of the three-year performance period, the remuneration committee of the board of directors of Cadbury Schweppes will determine how much of the award has been earned. These shares accrue dividend equivalents through the end of the performance period (which will only be paid to the extent the performance targets are achieved). The vesting of these shares is dependent on the executive being continuously employed with Cadbury Schweppes through the date the award was settled.

In 2007, the remuneration committee of the board of directors of Cadbury Schweppes granted shares under the long term incentive plan to NEOs. Mr. Cassagne was entitled to shares with a value ranging up to 120% of his base salary and the other NEOs were entitled to shares with a value ranging up to 100% of their base salaries based on the performance targets achieved during the performance period.

The determination of the number of shares awarded for 2007 was determined in February 2008 and is set forth in the “Stock Awards” column of the Option Exercises and Stock Vested Table. Based on a review of the financial performance targets achieved for the 2005-2007 performance period, the number of shares vested was 55% of the maximum number of shares that each NEO was eligible to receive for the performance period.

Other Equity Plans

Historically, up to and including 2005, annual awards of share options were granted to the NEOs under the Cadbury Schweppes share option plan. In addition, restricted share awards were granted to certain NEOs under the Cadbury Schweppes international share award plan.

Other Compensation Benefits Plans and Programs

Historically, Cadbury Schweppes provided the following employee benefit plans and programs to NEOs consistent with local practices and those of comparable companies.

Employee Stock Purchase Plan.  Cadbury Schweppes sponsored the employee stock purchase plan that provided employees with an option to purchase Cadbury Schweppes ADRs at a 15% discount over a two-year period from the date of grant. The discount price, which was fixed each September, was based on the closing price of Cadbury Schweppes ADRs on the day before enrollment for the plan began.

Retirement Benefits.  Cadbury Schweppes sponsored a qualified defined benefit plan (the personal pension account plan) and two non-qualified defined benefit plans (the pension equalization plan and the supplemental executive retirement plan). In 2007, the personal pension account plan and the pension equalization plan were closed to new participants. In addition, Cadbury Schweppes sponsored a qualified defined contribution plan, and a non-qualified defined contribution plan. The defined benefit plans and defined contribution plans are discussed below in further detail in the narrative following the Pension Benefits Table and the Non-Qualified Deferred Compensation Table, respectively.

Perquisites.  Cadbury Schweppes provided some or all of the NEOs with the following additional benefits and perquisites, which are more fully described under the Summary Compensation Table:

•	An automobile allowance;

•	A service allowance to offset the costs of items such as financial, estate and tax planning; and

•	Annual physicals and disability income premiums.

In addition, our expatriate NEO, Mr. Herrán, was provided with an expatriate package, including tax equalization and other payments. Certain club membership dues and expenses were also paid on behalf of Mr. Young.

Executive Employment Agreements

Consistent with our past practices, we have entered into executive employment agreements with our NEOs at the time they became an executive officer. These executive employment agreements are updated from time-to-time, including most recently to principally address changes in tax laws. We believe that it is appropriate for our senior executives to have employment agreements because they provide us with certain contractual protections, including provisions relating to non-competition, non-solicitation of our employees and confidentiality of proprietary information. We also believe that executive employment agreements are useful in recruiting and retaining senior employees. For information regarding the executive employment agreements, see “Historical Executive Compensation Information — Executive Employment Agreements.”

Pursuant to their executive employment agreements, we provided Mr. Cassagne and Mr. Belsito with certain benefits when they left the company. For information regarding these benefits, see ‘‘Historical Executive Compensation Information — Separation Arrangements Related to Mr. Cassagne and Mr. Belsito.”

Historical Executive Compensation Information

The executive compensation disclosure contained in this section reflects compensation information for 2007.

The following disclosure tables provide compensation information for (1) Mr. Young and Mr. Cassagne, each of whom served as our President and Chief Executive Officer during 2007; (2) Mr. Stewart, our Executive Vice President and Chief Financial Officer; (3) Mr. Gier, Mr. Johnston and Mr. Herrán, the three other executive officers who were our most highly compensated executive officers; and (4) Mr. Belsito, who would have been one of our three most highly compensated officers if he was serving as an executive officer as of December 31, 2007 (collectively, the named executive officers, or “NEOs”). All references to stock options and stock-based awards, other than the employee stock purchase plan, relate to equity awards granted by Cadbury Schweppes to acquire Cadbury Schweppes ordinary shares.

Summary Compensation Table

The following table sets forth information regarding the compensation earned by NEOs in 2007.

Summary Compensation Table

						Change in
						Pension
						Value and
						Non-
						Qualified
					Non-Equity	Deferred
			Stock	Option	Incentive Plan	Compensation	All Other
		Salary	Awards	Awards	Compensation	Earnings	Compensation	Total
Name & Principal Position	Year	($)(4)	($)(5)	($)(6)	($)(7)	($)(8)	($)(9)	($)

Larry D. Young,	2007	672,266	514,402	112,168	510,400	35,000	197,411	2,041,647
President and Chief Executive Officer(1)
John O. Stewart,	2007	425,654	407,965	—	218,266	5,000	78,288	1,135,173
Executive Vice President and Chief Financial Officer
Randall E. Gier,	2007	456,577	335,509	329,539	190,378	55,000	57,208	1,424,211
Executive Vice President, Marketing and R&D
James J. Johnston, Jr.,	2007	435,962	241,532	98,678	182,497	75,000	54,461	1,088,130
President, Finished Goods and Concentrate Sales
Pedro Herrán Gacha,	2007	431,427	370,375	89,966	89,998	50,000	619,936	1,651,702
President, Mexico and the Caribbean
Gilbert M. Cassagne,	2007	714,808	448,019	322,341	448,406	910,000	2,257,202	5,100,776
Former President and Chief Executive Officer(2)
John L. Belsito,	2007	474,000	193,466	77,652	241,414	120,000	80,280	1,186,812
Former President, Snapple Distributors(3)

(1)	Mr. Young was appointed President and Chief Executive Officer on October 10, 2007.

(2)	Mr. Cassagne, formerly President and Chief Executive Officer, left the company effective October 12, 2007.

(3)	Mr. Belsito, formerly President, Snapple Distributors, left the company effective December 19, 2007.

(4)	The amounts shown in this column represent the base salary reported on each Form W-2 for each of our NEOs for 2007. Due to our payroll practices, the amounts shown reflect base salary earned between December 21, 2006 and December 22, 2007. Base salary earned between December 23, 2007 and December 31, 2007 will be reported on the 2008 Form W-2 and reflected in the Summary Compensation Table in our 2009 proxy statement.

(5)	The amounts shown in this column represent the dollar amount of the accounting expense recognized for financial statement reporting purposes for 2007 for all outstanding stock awards granted to the NEOs pursuant to the international share award plan, the bonus share retention plan and the long-term incentive plan, in accordance with the rules of SFAS 123(R). For Mr. Cassagne and Mr. Belsito, these amounts also include the dollar amount of the accounting expense recognized for outstanding stock awards granted pursuant to the integration share success plan. The amounts disregard adjustment for forfeiture assumptions and do not reflect amounts realized or paid to the NEOs in 2007 or prior years. Assumptions used to calculate these amounts (disregarding forfeiture assumptions) are included in note 14 to our audited combined financial statements. For further information on the stock awards granted in 2007, see the Grants of Plan-Based Awards Table.

(6)	The amounts shown in this column represent the dollar amount of the accounting expense recognized for financial statement reporting purposes for 2007 for all outstanding option awards granted to the NEOs pursuant to the Cadbury Schweppes share option plan in accordance with SFAS 123(R). The amounts disregard adjustment for forfeiture assumptions and do not reflect amounts realized or paid to the NEOs in 2007 or prior years. Assumptions used to calculate these amounts (disregarding forfeiture assumptions) are included in note 14 to our audited combined financial statements. No option awards were granted to the NEOs in 2007.

(7)	The amounts shown in this column represent the annual incentive awards for 2007 that were paid to our NEOs in March 2008 pursuant to the annual incentive plan.

(8)	The amounts shown in this column represent an estimate of the aggregate change during 2007 in the actuarial present value of accumulated benefits under the personal pension account plan, the pension equalization plan and the supplemental executive retirement plan (as applicable), as described in more detail below in the Pension Benefits Table. The change in the actuarial present value of the accumulated benefits under the plans was determined in accordance with SFAS 87. Assumptions used to calculate these amounts are included in note 13 to our audited combined financial statements and include amounts that the NEOs may not be currently entitled to receive because such amounts are not vested.

(9)	The amounts shown in this column represent the following components:

	Perquisites ($)
			Disability	Company
	Automobile	Service	Income	Contributions	Other
	Allowance	Allowance	Premiums	($)(a)	($)(b)	Total ($)

Mr. Young	30,010	19,000	4,214	27,002	117,185	197,411
Mr. Stewart	21,544	14,000	1,986	16,883	23,875	78,288
Mr. Gier	19,966	14,000	3,314	18,120	1,808	57,208
Mr. Johnston	15,980	14,000	2,965	17,549	3,967	54,461
Mr. Herrán	65,413	14,000	3,307	17,114	520,102	619,936
Mr. Cassagne	25,627	24,000	2,531	28,703	2,176,341	2,257,202
Mr. Belsito	23,515	21,000	—	18,688	17,077	80,280

(a)	The amounts shown represent Cadbury Schweppes’ matching contributions to the tax-qualified defined contribution plan and non-tax qualified defined contribution plan. The contributions to the tax-qualified defined contribution plan are as follows: for Mr. Young, $9,111; for Mr. Stewart, $8,857; for Mr. Gier, $8,857; for Mr. Johnston, $9,111; for Mr. Herrán, $8,857; for Mr. Cassagne, $9,111; and for Mr. Belsito, $8,857. The contributions to the non-tax qualified plan are as follows: for Mr. Young, $17,891; for Mr. Stewart, $8,026; for Mr. Gier, $9,263; for Mr. Johnston, $8,438; for Mr. Herrán, $8,257; for Mr. Cassagne, $19,592; and for Mr. Belsito, $9,831.

(b)	The amounts shown reflect the following costs: for Mr. Young, $117,185 for club membership dues and expenses; for Mr. Stewart, $1,875 for executive physical and $22,000 for home sale bonus; for Mr. Gier, $1,808 for executive physical; for Mr. Johnston, $3,967 for sporting events; for Mr. Herrán, $23,450 for education expenses, $84,155 for security expenses, $206,228 for tax equalization expenses, $43,156 for location allowance, $53,954 for foreign service premium, $101,789 for housing allowance, $2,300 for tax preparation expenses, $1,078 for cost of living adjustments, $3,296 for 10-year service award and $696 for club membership dues and expenses; for Mr. Cassagne, $2,171,154 for separation payments and $5,187 for 25-year service award; and for Mr. Belsito, $2,075 for executive physical and $15,002 for merit bonus. For additional information about further amounts payable to Mr. Cassagne and Mr. Belsito, see “— Separation Arrangements Related to Mr. Cassagne and Mr. Belsito.”

Grants of Plan-Based Awards

The following table sets forth information regarding equity plan awards and non-equity incentive plan awards by Cadbury Schweppes to our NEOs for 2007.

Grants of Plan-Based Awards

								Grant Date
								Fair Value of
		Estimated Future Payouts Under			Estimated Future Payouts Under			Equity
		Non-Equity Incentive Plan Awards(1)			Equity Incentive Plan Awards(2)			Incentive
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Plan Awards
Name	Date	($)	($)	($)	(#)	(#)	(#)	(3)($)

Larry D. Young	2/15/07	200,000	800,000	1,200,000
	3/29/07				18,968		63,230	477,041
	3/4/07				23,745		59,363	375,000
John O. Stewart	2/15/07	85,514	342,055	513,083
	3/29/07				9,616		32,054	241,833
	3/4/07				1,354		3,385	20,792
Randall E. Gier	2/15/07	74,588	298,350	447,525
	3/29/07				10,764		35,886	270,743
	3/4/07				7,470		18,675	121,500
James J. Johnston, Jr.	2/15/07	71,500	286,000	429,000
	3/29/07				10,320		34,400	259,532
	3/4/07				2,351		5,878	38,250
Pedro Herrán Gacha	2/15/07	70,525	282,100	423,150
	3/29/07				10,178		33,930	255,986
	3/4/07				4,886		12,215	75,000
Gilbert M. Cassagne	2/15/07	175,073	700,290	1,050,435
	3/29/07				8,322		27,740	209,285
John L. Belsito	2/15/07	94,319	377,275	565,912
	3/29/07				4,632		15,440	116,488
	3/4/07				878		2,196	49,770

(1)	The amounts shown in the first row of these columns for each NEO represent the potential payouts of annual cash incentive compensation granted to our NEOs in 2007 under the annual incentive plan subject to the achievement of certain performance measures. The actual amount of the awards made to the NEOs and paid in cash will be set forth in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table after payment is made.

(2)	The amounts shown in the second row of these columns for each NEO represent the threshold and maximum payouts of conditional shares granted to our NEOs pursuant to the long term incentive plan, subject to the achievement of certain performance measures. The performance measures are applied over a three-year performance period beginning on January 1, 2007 and ending on December 31, 2009. For more information regarding the terms of the conditional share awards, see the section entitled “— Long-Term Share-Based Incentives — Long Term Incentive Plan.”

The amounts shown in the third row of these columns for each NEO represent matched shares granted by Cadbury Schweppes on the portion of the annual incentive award that each NEO earned in 2006 and elected to defer under the bonus share retention plan on March 4, 2007 in the form of Cadbury Schweppes ordinary shares (“basic shares”). In accordance with the terms of the bonus share retention plan, each NEO is eligible for (i) an award equal to 40% of the number of his basic shares if he remains employed through the date the award is paid in the first quarter of 2010 (as shown in the column “Threshold — Estimated Future Payouts Under Equity Incentive Plan Awards”) and (ii) an award equal to 60% of the number of his basic shares if certain performance measures are achieved during the three-year period beginning on January 1, 2007 and ending on December 31, 2009 and the NEO remains employed through the date the award is paid in the first quarter of 2010. The amounts shown in the column “Maximum — Estimated Future Payouts Under Equity Incentive Plan Awards” represent the total maximum number of matched shares that the NEO is eligible to receive.

(3)	The amounts shown in this column represent the grant date fair value of various awards in accordance with SFAS 123(R) based on a potential payout of maximum award. The grant date fair value generally reflects the amount we would expense in our financial statements over the award’s vesting schedule, and does not correspond to the actual value that may be realized by or paid to the NEOs.

Outstanding Equity Awards

The following table sets forth information regarding exercisable and unexercisable stock options and vested and unvested equity awards held by each NEO as of December 31, 2007. All such awards relate to Cadbury Schweppes ordinary shares.

Outstanding Equity Awards at Year-End

	Option Awards					Stock Awards
			Equity						Equity Incentive
			Incentive				Market	Equity Incentive	Plan Awards:
			Plan Awards:			Number	Value of	Plan Awards:	Market or Payout
	Number of	Number of	Number of			of Shares	Shares	Number of	Value of
	Securities	Securities	Securities			or Units	or Units	Unearned Shares,	Unearned
	Underlying	Underlying	Underlying	Option		of Stock	of Stock	Units, or Other	Shares, Units, or
	Unexercised	Unexercised	Unexercised	Exercise	Option	That Have	That Have	Rights That Have	Other Rights
	Options	Options	Unearned	Price	Expiration	Not Vested	Not Vested	Not Vested	That Have Not
Name	Exercisable (#)	Unexercisable (#)	Options (#)	($)(1)	Date	(#)	($)(2)	(#)	Vested($)(2)	Grant Date

Larry D. Young		96,000		10.98	4/1/15					4/1/05	(3)
						23,745	294,515	35,618	441,778	3/4/07	(4)
								61,666	764,858	4/7/06	(5)
								63,230	784,256	3/29/07	(5)
John O. Stewart						20,000	248,065			11/30/06	(6)
						1,354	16,794	2,031	25,191	3/4/07	(4)
								22,668	281,156	11/6/06	(5)
								32,054	397,573	3/29/07	(5)
Randall E. Gier	150,000			8.48	3/26/14					3/26/04	(3)
	59,000			8.78	8/27/14					8/27/04	(3)
		41,000		10.50	4/1/15					4/1/05	(3)
						20,000	248,065			8/29/06	(6)
						1,973	24,472	2,960	36,714	3/4/06	(4)
						7,470	92,652	11,205	138,978	3/4/07	(4)
								33,546	416,079	4/7/06	(5)
								35,886	445,102	3/29/07	(5)
James J. Johnston, Jr.	32,000			8.86	9/11/08					9/11/98	(3)
	40,000			8.15	9/3/09					9/3/99	(3)
	60,000			8.17	9/1/10					9/1/00	(3)
	65,000			9.53	8/31/11					8/31/01	(3)
	70,000			9.64	8/23/12					8/23/02	(3)
	90,000			7.02	5/9/13					5/9/03	(3)
	64,000			8.78	8/27/14					8/27/04	(3)
		41,000		10.50	4/1/15					4/1/05	(3)
						2,565	31,814	3,848	47,728	3/4/06	(4)
						2,351	29,160	3,527	43,746	3/4/07	(4)
								33,546	416,079	4/7/06	(5)
								34,400	426,671	3/29/07	(5)
Pedro Herrán Gacha	30,000			8.86	9/11/08					9/11/98	(3)
	40,000			8.15	9/3/09					9/3/99	(3)
	60,000			8.17	9/1/10					9/1/00	(3)
	55,000			9.53	8/31/11					8/31/01	(3)
	55,000			9.64	8/23/12					8/23/02	(3)
	12,500			6.62	3/14/13					3/14/03	(3)
	75,000			7.02	5/9/13					5/9/03	(3)
	43,000			8.78	8/27/14					8/27/04	(3)
		41,000		10.50	4/1/15					4/1/05	(3)
						20,000	248,065			8/29/06	(6)
						12,000	148,839			2/16/06	(6)
						3,995	49,551	5,993	74,333	3/4/06	(4)
						4,886	60,602	7,329	90,903	3/4/07	(4)
								27,626	342,652	4/7/06	(5)
								33,930	420,842	3/29/07	(5)
Gilbert M. Cassagne	150,000			8.17	9/1/10					9/1/00	(3)
	160,000			9.53	8/31/11					8/31/01	(3)
	175,000			9.64	8/23/12					8/23/02	(3)
	250,000			7.02	5/9/13					5/9/03	(3)
	160,000			8.78	8/27/14					8/27/04	(3)
		145,500		10.50	4/1/15					4/1/05	(3)
								27,830	345,182	3/13/03	(5)
								60,351	748,548	4/7/06	(5)
								27,740	344,066	3/29/07	(5)
								50,000	620,162	6/30/06	(7)

	Option Awards					Stock Awards
			Equity						Equity Incentive
			Incentive				Market	Equity Incentive	Plan Awards:
			Plan Awards:			Number	Value of	Plan Awards:	Market or Payout
	Number of	Number of	Number of			of Shares	Shares	Number of	Value of
	Securities	Securities	Securities			or Units	or Units	Unearned Shares,	Unearned
	Underlying	Underlying	Underlying	Option		of Stock	of Stock	Units, or Other	Shares, Units, or
	Unexercised	Unexercised	Unexercised	Exercise	Option	That Have	That Have	Rights That Have	Other Rights
	Options	Options	Unearned	Price	Expiration	Not Vested	Not Vested	Not Vested	That Have Not
Name	Exercisable (#)	Unexercisable (#)	Options (#)	($)(1)	Date	(#)	($)(2)	(#)	Vested($)(2)	Grant Date

John L. Belsito	75,000			8.93	3/16/11					3/16/01	(3)
	100,000			9.53	8/31/11					8/31/01	(3)
	100,000			9.64	8/23/12					8/23/02	(3)
	150,000			7.02	5/9/13					5/9/03	(3)
	43,000			8.78	8/27/14					8/27/04	(3)
		34,000		10.50	4/1/15					4/1/05	(3)
						2,103	26,084	3,155	39,132	3/4/06	(4)
						878	10,890	1,318	16,347	3/4/07	(4)
								14,688	182,179	3/13/03	(5)
								31,178	386,708	4/7/06	(5)
								15,440	191,506	3/29/07	(5)
								10,000	124,032	6/30/06	(7)

(1)	The option exercise prices were converted from pounds sterling to U.S. dollars based on a December 31, 2007 currency exchange rate of 1 pound sterling to 1.9973 U.S. dollars.

(2)	The amount for each row represents the total number of shares or other rights awarded under an equity incentive plan that have not vested multiplied by the closing price of a Cadbury Schweppes ordinary share on the London Stock Exchange on December 31, 2007. The price of an ordinary share was converted from pounds sterling to U.S. dollars based on a December 31, 2007 currency exchange rate of 1 pound sterling to 1.9973 U.S. dollars.

(3)	Share Option Plan. An option grant does not become exercisable until performance vesting criteria have been satisfied. No portion of the option may be exercised unless the performance measure is satisfied on the third anniversary of the grant date.

(4)	Bonus Share Retention Plan. The amounts in the “Number of Shares or Units of Stock That Have Not Vested” column will vest on the third anniversary of the applicable grant date if the NEO is employed with Cadbury Schweppes on such date. The amounts in “Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested” column will vest based on Cadbury Schweppes achieving the maximum compound annual growth in aggregate underlying economic profit target over a three-year performance period. Payout could range up to 100% of the conditional shares disclosed. Pursuant to these terms:

•	Mr. Gier, Mr. Johnston, Mr. Herrán and Mr. Belsito were each granted an award subject to a performance period from January 1, 2006 to December 31, 2008 and a vesting date of March 2009; and

•	Mr. Young, Mr. Stewart, Mr. Gier, Mr. Johnston, Mr. Herrán and Mr. Belsito were each granted an award subject to a performance period from January 1, 2007 to December 31, 2009 and a vesting date of March 2010.

In addition, the amounts shown in the following table represent the number of Cadbury Schweppes ordinary shares (the “basic shares”) that each NEO received on the applicable grant date upon his election to defer all or a portion of their prior year annual incentive plan awards into the bonus share retention plan.

	Grant Date	Number of Basic Shares

Mr. Young	3/4/07	59,363
Mr. Stewart	3/4/07	3,385
Mr. Gier	3/4/06	4,933
	3/4/07	18,675
Mr. Johnston	3/4/06	6,413
	3/4/07	5,878
Mr. Herrán	3/4/06	9,988
	3/4/07	12,215
Mr. Cassagne	—	—
Mr. Belsito	3/4/06	8,765
	3/4/07	8,240

(5)	Long Term Incentive Plan. Share grants will vest on the third anniversary of the applicable grant date if the NEO is employed with Cadbury Schweppes on such date and based on the achievement of compound annual growth in the aggregate underlying earnings per share target of Cadbury Schweppes and total shareholder return relative to an index of peer companies of Cadbury Schweppes over the applicable performance period. Vesting could range up to 100% of the conditional shares disclosed. Pursuant to these terms:

•	Mr. Cassagne and Mr. Belsito were granted an award subject to a retest for the performance period from January 1, 2003 to December 31, 2008 and a vesting date of March 2009;

•	all of the NEOs were granted an award subject to a three-year performance period from January 1, 2006 to December 31, 2008 and a vesting date of March 2009; and

•	all the NEOs were granted an award subject to a three-year performance period from January 1, 2007 to December 31, 2009 and a vesting date of March 2010.

(6)	International Share Award Plan. For Mr. Gier and Mr. Herrán, the share awards will vest on the third anniversary of the grant date. For Mr. Stewart, the share award will vest in equal installments on the second and third anniversary of the grant date.

(7)	Integration Success Share Plan. Awards under the integration success share plan are payable in the first quarter of 2008, subject to compliance with restrictive covenants in the individual’s employment agreement. For further information, see “Separation Arrangements Related to Mr. Cassagne and Mr. Belsito.”

Option Exercises and Stock Vested

The following table sets forth information regarding Cadbury Schweppes ordinary shares acquired in 2007 by each NEO upon the exercise of stock options and vesting of stock awards during 2007.

Option Exercises and Stock Vested

	Option Awards		Stock Awards
	Number of		Number of Shares
	Shares Acquired	Value Realized on	Acquired on		Value on
	on Exercise	Exercise	Vesting		Vesting
Name	(#)(1)	($)(2)	(#)		($)(3)

Larry D. Young			21,051	(5)	229,870
John O. Stewart			20,000	(4)	258,780
Randall E. Gier			13,270	(5)	144,904
			6,531	(6)	71,316
James J. Johnston, Jr.			12,563	(5)	137,184
			2,028	(6)	22,145
Pedro Herrán Gacha	30,000	200,931	10,811	(5)	118,053
Gilbert M. Cassagne			40,857	(5)	446,145
John L. Belsito	20,000	28,440	23,732	(5)	259,146

(1)	The amounts shown in this column reflect the aggregate number of Cadbury Schweppes ordinary shares underlying the options that were exercised in 2007.

(2)	The amounts shown in this column are calculated by multiplying (x) the difference between the closing price on the London Stock Exchange of a Cadbury Schweppes ordinary share on the date of exercise and the exercise price of the options by (y) the number of Cadbury Schweppes ordinary shares acquired upon exercise. The amounts shown in this column were converted from pounds sterling to U.S. dollars based on the currency exchange rate on the date of exercise.

(3)	The amounts shown in this column are calculated by multiplying (x) the closing price of a Cadbury Schweppes ordinary share on the London Stock Exchange on the date of vesting by (y) the number of Cadbury Schweppes ordinary shares acquired upon vesting. The amounts shown in this column were converted from pounds sterling to U.S. dollars based on the currency exchange rate on the date of vesting.

(4)	The amount shown reflects the number of awards under the international share award plan that vested in 2007.

(5)	The amounts shown reflect the number of Cadbury Schweppes ordinary shares awarded for the 2005-2007 performance period under the long term incentive plan.

(6)	The amount shown reflects the number of Cadbury Schweppes ordinary shares awarded for the 2005-2007 performance period under the bonus share retention plan.

Pension Benefits Table

The following table sets forth information regarding pension benefits accrued by each NEO under our defined benefit plans and supplemental contractual arrangements for 2007.

Pension Benefits

		Number of
		Years	Present Value of	Payments
		Credited	Accumulated	During Last
		Service	Benefit	Fiscal Year
Name	Plan Name	(#)	($)(1)	($)

Larry D. Young	Personal Pension Account Plan	1.67	15,000
	Pension Equalization Plan	1.67	20,000
John O. Stewart	Personal Pension Account Plan	1.15	5,000
	Pension Equalization Plan	1.15	0
Randall E. Gier	Personal Pension Account Plan	3.78	45,000
	Pension Equalization Plan	3.78	100,000
James J. Johnston, Jr.	Personal Pension Account Plan	15.08	245,000
	Pension Equalization Plan	15.08	235,000
Pedro Herrán Gacha	Personal Pension Account Plan	10.39	135,000
	Pension Equalization Plan	10.39	225,000
Gilbert M. Cassagne	Personal Pension Account Plan	25.74	685,000
	Pension Equalization Plan	25.74	3,450,000
	Supplemental Executive Retirement Plan	25.74	455,000
John L. Belsito	Personal Pension Account Plan	20.20	330,000
	Pension Equalization Plan	20.20	600,000

(1)	The amounts shown reflect the actuarial present value of benefits accumulated under the respective plans in accordance with the assumptions included in note 13 to our audited combined financial statements. These amounts assume that each NEO retires at age 65. The discount rate used to determine the present value of accumulated benefits is 6.20%. The present values assume no pre-retirement mortality and utilize the RP 2000 healthy white collar male and female mortality tables projected to calendar year 2015.

Personal Pension Account Plan

NEOs are provided with retirement benefits under the Cadbury Schweppes personal pension account plan (the “PPA Plan”), a tax-qualified defined benefit pension plan covering full-time and part-time employees with at least one year of service who were actively employed as of December 31, 2006. The PPA Plan was closed to employees who were hired after December 31, 2006.

The PPA Plan provides a retirement benefit to participants based on a percentage of the participant’s annual compensation (which includes base salary and annual incentive award). The percentage, which is based on age and years of service, varies as follows:

	Age/Service Credit Percentage
	Compensation up to		Compensation over
Age Plus Years of Service	Taxable Wage Base		Taxable Wage Base

Less than 35	2	3/4%	5	1/2%
35 but less than 45	3	3/4%	7	1/2%
45 but less than 55	4	1/2%	9%
55 but less than 65	6%		11%
65 but less than 75	8%		13%
75 or more	10%		15%

Participants fully vest in their retirement benefits after five years of service or upon attaining age 65. Participants are also eligible for early retirement benefits if they separate from service on or after attaining age 55 with 10 years of service. Participants who leave Cadbury Schweppes before they are fully vested in their retirement benefits forfeit their accrued benefit under the PPA Plan.

The Internal Revenue Code places limitations on compensation and pension benefits for tax-qualified defined benefit plans such as the PPA Plan. We have established two non-qualified supplemental defined benefit pension programs (the Cadbury Schweppes pension equalization plan and the Cadbury Schweppes supplemental executive retirement plan), as discussed below, to restore some of the pension benefits limited by the Internal Revenue Code.

Pension Equalization Plan

Cadbury Schweppes sponsors a pension equalization plan (the “PEP”), an unfunded, non-tax qualified excess defined benefit plan covering key employees who were actively employed as of December 31, 2006 and whose base salary exceeded certain statutory limits imposed by the Internal Revenue Code. As with the PPA Plan, the PEP was closed to employees who were hired after December 31, 2006.

The purpose of the PEP is to restore to PEP participants any PPA Plan benefits that are limited by statutory restrictions imposed by the Internal Revenue Code that are taken into consideration when determining their PPA Plan benefits. Participants fully vest in their benefits under the PEP after five years of service. Participants who voluntarily resign from service before they are vested in their benefits under the PEP forfeit their unvested accrued benefit. Participants who are terminated without “cause” or resign for “good reason” are entitled to have their unvested accrued benefits under the PEP automatically vested.

In addition, pursuant to the terms of the executive employment agreements, if a NEO is terminated without “cause” or resigns for “good reason” and is not vested in his accrued benefit under the PPA Plan, such NEO will be entitled to have his accrued and unvested benefits under the PPA Plan paid under the PEP. As of December 31, 2007, Mr. Young, Mr. Stewart and Mr. Gier have not vested in their accrued benefits under the PPA Plan.

Supplemental Executive Retirement Plan

Cadbury Schweppes sponsored a supplemental executive retirement plan (the “SERP”), a non-tax qualified defined benefit plan covering certain senior executives. The SERP was designed to ensure that the total pension benefits due to participants, including benefits under the PPA Plan and PEP, provided a certain level of income at retirement. Combined benefits range from 50% of a participant’s final average compensation after 15 years of service to 60% of final average compensation after 25 years of service. Benefits under the SERP vest after 10 years of service. In 2007, only Mr. Cassagne and Mr. Belsito participated in the SERP. Only Mr. Cassagne’s SERP benefit is fully vested. Mr. Belsito did not satisfy the vesting conditions under the SERP as of the date he left the company and forfeited the amount accrued under the SERP. No current or future employees are eligible to participate in the SERP.

Deferred Compensation

Savings Incentive Plan

Cadbury Schweppes sponsors a savings incentive plan (the “SIP”), a tax-qualified 401(k) defined contribution plan. The plan permits participants to contribute up to 75% of their base salary in the SIP within certain statutory limitations under the Internal Revenue Code and Cadbury Schweppes matches 100% of the first 4% of base salary that is deferred to the SIP by a participant. Employees participating in the SIP are always fully vested in their, as well as the employer’s, contributions to the plan.

Supplemental Savings Plan

The only nonqualified deferred compensation plan sponsored by Cadbury Schweppes for NEOs is the supplemental savings plan (the “SSP”), a non-tax qualified defined contribution plan. The SSP is for employees who are actively enrolled in the SIP and whose deferrals under the SIP are limited by Internal Revenue Code compensation limitations. Employees may elect to defer up to 75% of their base salary over the Internal Revenue Code compensation limit to the SSP, and Cadbury Schweppes matches 100% of the first 4% of base salary that is contributed by these employees. Employees participating in the SSP are always fully vested in their, as well as the employer’s, contributions to the plan. Participants self-direct the investment of their account balances among various mutual funds.

The following table sets forth information regarding the nonqualified deferred compensation under the SSP for each NEO for 2007.

Nonqualified Deferred Compensation

	Executive	Registrant		Aggregate
	Contributions in	Contributions in	Aggregate Earnings	Withdrawals/	Aggregate Balance
	Last Year	Last Year	in Last Year	Distributions	at Last Year-End
Name	($)(1)	($)(2)	($)(3)	($)	($)

Larry D. Young	53,672	17,891	267		71,829
John O. Stewart	150,491	8,026	510		159,327
Randall E. Gier	34,737	9,263	7,500		156,323
James J. Johnston, Jr.	18,987	8,438	3,706		73,105
Pedro Herrán Gacha	14,450	8,257	(182)		51,154
Gilbert M. Cassagne	146,942	19,592	58,338		1,556,013
John L. Belsito	14,746	9,831	12,872		229,612

(1)	The amounts shown in this column represent the aggregate amount of contributions made by our NEOs to the SSP in 2007. These amounts are included in the “Salary” column of the Summary Compensation Table.

(2)	The amounts shown in this column represent the aggregate amount of employer contributions to the NEOs’ accounts under the SSP in 2007. These amounts are also included in the “All Other Compensation” column of the Summary Compensation Table.

(3)	The amounts shown in this column represent the aggregate amount of interest or other earnings credited to the NEOs’ accounts under the SSP in 2007.

Executive Employment Agreements

Consistent with our past practices, we have entered into executive employment agreements with each of our NEOs at the time they became an executive officer. Each agreement is between the NEO and our subsidiary, CBI Holdings, Inc., CBI Holdings, Inc. will be our wholly-owned subsidiary upon separation and is the United States legal entity in which U.S. corporate functions for Cadbury Schweppes’ Americas Beverages business were historically included. The current executive employment agreements each have a term of 10 years. In addition to setting forth their basic duties, the executive employment agreements provide the NEOs with a base salary and entitle them to participate in the annual incentive plan and all other applicable employee compensation and benefit plans and programs. In the event we terminate Mr. Young or Mr. Stewart “without cause” or they resign for “good reason” during the employment term, they are entitled to (1) a lump sum severance payment equal to 12 months of their annual base salary and their Target Award under the annual incentive plan; (2) a lump sum cash payment equal to their annual incentive plan payment, pro-rated through the employment termination date and based on the actual performance targets achieved for the year in which such termination of employment occurred; (3) salary continuation for up to 12 months equal to their annual base salary and their Target Award under the annual incentive plan (subject to mitigation for new employment); and (4) medical, dental and vision benefits for the salary continuation period. In the event we terminate Mr. Gier, Mr. Johnston or Mr. Herrán “without cause” or they resign for “good reason” during the employment term, they are entitled to (1) a lump sum severance payment equal to nine months of their annual base salary and 75% of their Target Award under the annual incentive plan; (2) a lump sum cash payment equal to their annual incentive plan payment, pro-rated through the employment termination date and based on the actual performance targets achieved for the year in which such termination of employment occurred; (3) salary continuation for up to nine months equal to their annual base salary and Target Award under the annual incentive plan (subject to mitigation for new employment); and (4) medical, dental and vision benefits for the salary continuation period. The NEOs are also entitled to outplacement services for their salary continuation period and certain payments under the qualified and non-qualified pension plans. In the event a NEO is terminated without “cause” or resigns for “good reason,” he is entitled to have his unvested accrued benefits under the PEP automatically vested. Such NEO will also be entitled to have his accrued and unvested benefits under the PPA Plan paid under the PEP. In addition, in the event the NEO is terminated due to death or disability, he is entitled to his Target Award, pro rated through the date on which his death or disability occurs.

Generally, “cause” is defined as termination of the NEO’s employment for his: (1) willful failure to substantially perform his duties; (2) breach of a duty of loyalty toward the company; (3) commission of an act of dishonesty toward the company, theft of our corporate property, or usurpation of our corporate opportunities; (4) unethical business conduct including any violation of law connected with the NEO’s employment; or (5) conviction of any felony involving dishonest or immoral conduct. Generally, “good reason” is defined as a resignation by the NEO for any of the following reasons: (1) our failure to perform any of our material obligations under the employment agreement; (2) a relocation by us of the NEO’s principal place of employment to a site outside a 50 mile radius of the current site of the principal place of employment; or (3) the failure by a successor to assume the employment agreement.

The employment agreements include non-competition and non-solicitation provisions. These provisions state that the NEO will not, for a period of one year after termination of employment, become engaged with companies that are in competition with us, including but not limited to a predetermined list of companies. Also, the NEO agrees for a period of one year after termination of employment not to solicit or attempt to entice away any of our employees or directors.

Potential Payments upon Certain Terminations of Employment

The following tables below outline the potential payments to Mr. Young, Mr. Stewart, Mr. Gier, Mr. Johnston and Mr. Herrán upon the occurrence of various termination events, including “termination for cause” or “not for good reason,” “termination without cause” or “for good reason” or termination due to death or disability. The following assumptions apply with respect to the tables below and any termination of employment of a NEO:

•	The tables include estimates of amounts that would have been paid to Mr. Young, Mr. Stewart, Mr. Gier, Mr. Herrán and Mr. Johnston assuming a termination event occurred on December 31, 2007. The employment of these NEOs did not actually terminate on December 31, 2007, and as a result, these NEOs did not receive any of the amounts shown in the tables below. The actual amounts to be paid to a NEO in connection with a termination event can only be determined at the time of such termination event.

•	The tables assume that the price of Cadbury Schweppes ordinary shares is $12.40 per share, the closing market price per share on December 31, 2007. The price of an ordinary share was converted from pounds sterling to U.S. dollars based on a December 31, 2007 currency exchange rate of £1 to $1.9973.

•	Each NEO is entitled to receive amounts earned during the term of his employment regardless of the manner of termination. These amounts include accrued base salary, accrued vacation time and other employee benefits to which the NEO was entitled on the date of termination, and are not shown in the tables below.

•	For purposes of the tables below, the specific definitions of “cause” and “good reason” are defined in the employment agreements of each NEO and are described below in the section entitled “Employment Agreements.”

•	To receive the benefits under the employment agreements, each of the NEOs is required to provide a general release of claims against us and our affiliates and subject to mitigation for new employment. In addition, if NEOs receive severance payments under the employment agreements, they will not be entitled to receive any severance benefits under the Cadbury Schweppes general severance pay plan.

		Termination		Termination
		for Cause		Without Cause
		or Resignation		or Resignation
		without		for
Name	Compensation Element	Good Reason	Death/Disability	Good Reason

Larry D. Young	Salary Continuation Payments(1)	$0	$0	$1,600,000
	Lump Sum Cash Payments(2)	$0	$0	$800,000
	Lump Sum Target Award Annual Incentive Plan Payment(3)	$0	$0	$800,000
	Lump Sum 2007 Annual Incentive Plan Payment(4)	$0	$800,000	$510,400
	Accelerated Equity Vesting • Stock Options(5)	$0	$183,112	$183,112
	• Bonus Share Retention Plan(6)	$0	$940,190	$940,190
	• Long Term Incentive Plan(7)	$0	$1,032,408	$1,032,408
	Other(9)	$0	$0	$125,756

	Total	$0	$2,955,710	$5,991,866

		Termination		Termination
		for Cause		Without Cause
		or Resignation		or Resignation
		without		for
Name	Compensation Element	Good Reason	Death/Disability	Good Reason

John O. Stewart	Salary Continuation Payments(1)	$0	$0	$900,000
	Lump Sum Cash Payments(2)	$0	$0	$500,000
	Lump Sum Target Award Annual Incentive Plan Payment(3)	$0	$0	$400,000
	Lump Sum 2007 Annual Incentive Plan Payment(4)	$0	$400,000	$218,266
	Accelerated Equity Vesting • Bonus Share Retention Plan(6)	$0	$53,607	$53,607
	• Long Term Incentive Plan(7)	$0	$283,116	$283,116
	• International Share Award Plan(8)	$0	$115,995	$115,995
	Other(9)	$0	$0	$28,006

	Total	$0	$852,718	$2,498,990

Randall E. Gier	Salary Continuation Payments(1)	$0	$0	$568,013
	Lump Sum Cash Payments(2)	$0	$0	$344,250
	Lump Sum Target Award Annual Incentive Plan Payment(3)	$0	$0	$223,763
	Lump Sum 2007 Annual Incentive Plan Payment(4)	$0	$298,350	$190,378
	Accelerated Equity Vesting • Stock Options(5)	$0	$78,204	$78,204
	• Bonus Share Retention Plan(6)	$0	$656,838	$656,838
	• Long Term Incentive Plan(7)	$0	$709,391	$709,391
	• International Share Award Plan(8)	$0	$114,246	$114,246
	Other(9)	$0	$0	$164,067

	Total	$0	$1,857,029	$3,049,150

		Termination		Termination
		for Cause		Without Cause
		or Resignation		or Resignation
		without		for
Name	Compensation Element	Good Reason	Death/Disability	Good Reason

James J. Johnston, Jr.	Salary Continuation Payments(1)	$0	$0	$544,500
	Lump Sum Cash Payments(2)	$0	$0	$330,000
	Lump Sum Target Award Annual Incentive Plan Payment(3)	$0	$0	$214,500
	Lump Sum 2007 Annual Incentive Plan Payment(4)	$0	$286,000	$182,497
	Accelerated Equity Vesting • Stock Options(5)	$0	$78,204	$78,204
	• Bonus Share Retention Plan(6)	$0	$302,713	$302,713
	• Long Term Incentive Plan(7)	$0	$690,823	$690,823
	Other(9)	$0	$0	$19,067

	Total	$0	$1,357,740	$2,362,304

Pedro Herrán Gacha	Salary Continuation Payments(1)	$0	$0	$537,075
	Lump Sum Cash Payments(2)	$0	$0	$325,500
	Lump Sum Target Award Annual Incentive Plan Payment(3)	$0	$0	$211,575
	Lump Sum 2007 Annual Incentive Plan Payment(4)	$0	$282,100	$89,998
	Accelerated Equity Vesting
	• Stock Options(5)	$0	$78,204	$78,204
	• Bonus Share Retention Plan(6)	$0	$392,947	$392,947
	• Long Term Incentive Plan(7)	$0	$600,292	$600,292
	• International Share Award Plan(8)	$0	$266,856	$266,856
	Other(9)	$0	$0	$19,067

	Total	$0	$1,620,399	$2,521,514

(1)	The amount shown represents salary continuation in an amount equal to (x) annual base salary and (y) Target Award. The amount shown represents 100% for Mr. Young and Mr. Stewart and 75% for Mr. Gier, Mr. Johnston and Mr. Herrán, in each case, according to the terms of their respective executive employment agreements.

(2)	The amount shown represents a lump sum cash payment equal to the annual base salary for Mr. Young and Mr. Stewart and 75% of the annual base salary for Mr. Gier, Mr. Johnston and Mr. Herrán.

(3)	The amount shown represents a lump sum payment under the annual incentive plan equal to the Target Award for Mr. Young and Mr. Stewart and equal to 75% of the Target Award for Mr. Gier, Mr. Johnston and Mr. Herrán.

(4)	The amount shown under the “Death/Disability” column represents each NEO’s Target Award, pro-rated through the assumed employment termination date. The amount shown under the “Termination Without

Cause or Resignation for Good Reason” column represents a lump sum cash payment equal to each NEO’s 2007 annual incentive plan payment, pro-rated through the assumed employment termination date and based on the actual performance targets achieved for the year in which such assumed termination of employment occurred.

(5)	The amount shown represents the value of the unvested stock options as of December 31, 2007 assuming the performance targets have been achieved. These stock options remain exercisable for 12 months from the employment termination date.

(6)	The amount shown represents the combined value of (i) Cadbury Schweppes ordinary shares that each NEO elected to defer under the bonus share retention plan (the “basic shares”), (ii) a matched share award equal to 40% of the number of his basic shares, pro-rated through the assumed employment termination date and (iii) a matched share award equal to 60% of the number of his basic shares, pro-rated through the employment termination date and assuming that the maximum performance targets were achieved.

(7)	The amount shown represents the value of unvested equity awards under the long term incentive plan as of December 31, 2007, assuming the achievement of performance targets and pro-rated through the employment termination date.

(8)	The amount shown represents the value of unvested share awards under the international share award plan, pro-rated through the employment termination date.

(9)	The amounts shown in the “Termination Without Cause or Resignation for Good Reason” column reflect the following elements:

			Unvested
			Accrued
	Medical, Dental	Outplacement	Pension
	and Vision Benefits	Services	Benefit
	($)(a)	($)	($)(b)	Total

Mr. Young	12,156	78,600	35,000	125,756
Mr. Stewart	12,156	10,850	5,000	28,006
Mr. Gier	9,117	9,950	145,000	164,067
Mr. Johnston	9,117	9,950		19,067
Mr. Herrán	9,117	9,950		19,067

(a)	Estimated combined cash value over the salary continuation period.

(b)	Unvested accrued benefits under the Cadbury Schweppes PPA Plan and PEP to be paid to the NEO under the PEP.

Separation Arrangements Related to Mr. Cassagne and Mr. Belsito

Mr. Cassagne’s Separation.  Pursuant to the terms of his executive employment agreement, Mr. Cassagne is entitled to (1) a lump sum payment of $1,800,000, which is equal to the sum of his annual base salary and his full Target Award under the annual incentive plan; (2) a lump sum payment equal to his annual incentive plan payment, pro-rated through his employment termination date and based on the actual performance targets achieved for the year in which such termination of employment occurred; (3) salary continuation for up to 12 months equal to a total of $1,800,000 (subject to mitigation for new employment); (4) medical, dental and vision benefits continuation for the salary continuation period; (5) his accrued vested awards under the bonus share retention plan and long term incentive plan; (6) an award under the integration success share plan of 50,000 Cadbury Schweppes ordinary shares in the first quarter of 2008; and (7) transitional employment services for 12 months. Pursuant to the terms of the Cadbury Schweppes share option plan, Mr. Cassagne will be able to exercise all of his vested stock options, as of his departure date, until October 11, 2008. In addition, Mr. Cassagne will be able to exercise all of his unvested performance options for 12 months following the third anniversary of the date of grant, to the extent the performance targets are met at the end of the three-year performance period. To the extent the performance targets are not met at the end of the third anniversary of the date of grant, the performance targets will be reviewed again at the fifth anniversary of the date of grant. If the performance targets are met, Mr. Cassagne will be entitled to exercise the options for 12 months following the satisfaction of the performance period. If the performance targets are not met, all of his unvested options will be forfeited.

Mr. Belsito’s Separation.  Pursuant to the terms of his executive employment agreement, Mr. Belsito is entitled to (1) a lump sum payment of $853,200, which is equal to the sum of his annual base salary and his full Target Award under the annual incentive plan; (2) a lump sum payment equal to his annual incentive plan payment, pro-rated through his employment termination date and based on the actual performance targets achieved for the year in which such termination of employment occurred; (3) salary continuation for up to 12 months equal to a total of $853,200 (subject to mitigation for new employment); (4) medical, dental and vision benefits continuation for the salary continuation period; (5) his accrued vested award under the bonus share retention plan and long term incentive plan; (6) an award under the integration success share plan of 10,000 Cadbury Schweppes ordinary shares in the first quarter of 2008; and (7) transitional employment services for 12 months. Pursuant to the terms of the Cadbury Schweppes share option plan, Mr. Belsito will be able to exercise all of his vested stock options, as of his departure date, until December 18, 2008. In addition, Mr. Belsito will be able to exercise 100% of his unvested performance options for 12 months following the third anniversary of the date of grant, to the extent the performance targets are met at the end of the three-year performance period. To the extent the performance targets are not met at the end of the third anniversary, the performance targets will be reviewed again at the fifth anniversary of the date of grant. If the performance targets are met, Mr. Belsito will be entitled to exercise the options for 12 months following the satisfaction of the performance period. If the performance targets are not met, all of his unvested options will be forfeited.

The tables below include the actual termination payments accrued by Mr. Cassagne and Mr. Belsito as of their date of separation on October 12, 2007 and December 19, 2007, respectively.

		Separation from
Name	Compensation Element	Service Payment

Gilbert M. Cassagne	Salary Continuation Payments(1)	$1,800,000
	Lump Sum Cash Payments(2)	$900,000
	Lump Sum Annual Incentive Plan Payment(3)	$900,000
	Lump Sum 2007 Annual Incentive Plan Payment(4)	$448,406
	Accelerated Equity Vesting
	• Stock Options(5)	$227,868
	• Long Term Incentive Plan(6)	$2,281,155
	• Integration Success Share Plan(7)	$612,712
	Other(9)	$90,756

	Total	$7,260,897

John L. Belsito	Salary Continuation Payments(1)	$853,200
	Lump Sum Cash Payments(2)	$474,000
	Lump Sum Annual Incentive Plan Payment(3)	$379,200
	Lump Sum 2007 Annual Incentive Plan Payment(4)	$241,414
	Accelerated Equity Vesting
	• Stock Options(5)	$67,437
	• Long Term Incentive Plan(6)	$1,280,622
	• Integration Success Share Plan(7)	$124,588
	• Bonus Share Retention Plan(8)	$304,729
	Other(9)	$23,006

	Total	$3,748,196

(1)	The amount shown represents salary continuation in an amount equal to (x) the annual base salary and (y) Target Award.

(2)	The amount shown represents a lump sum cash payment equal to the annual base salary.

(3)	The amount shown represents a lump sum payment under the annual incentive plan equal to the Target Award.

(4)	The amount shown represents a lump sum cash payment equal to each NEO’s 2007 annual incentive plan payment, pro-rated through the employment termination date and based on the actual performance targets achieved for 2007.

(5)	The amount shown represents the value of the unvested stock options through the employment termination date for Mr. Cassagne and Mr. Belsito, October 17, 2007 and December 19, 2007, respectively assuming the performance targets were achieved. To the extent the performance targets are not met at the end of the third anniversary of the date of grant, the performance targets will be reviewed again at the fifth anniversary of the date of grant. If the performance targets are met, each NEO will be entitled to exercise the options for 12 months following the satisfaction of the performance period. If the performance targets are not met, all of their unvested options will be forfeited.

(6)	The amount shown represents the value of the unvested equity awards under the long term incentive plan through the employment termination date.

(7)	The amount shown represents the value of the unvested award under the integration success share plan pro-rated through the employment termination date.

(8)	The amount shown represents the combined value of (i) Cadbury Schweppes ordinary shares that Mr. Belsito elected to defer under the bonus share retention plan (the “basic shares”), (ii) a matched share award equal to 40% of the number of his basic shares, pro-rated through the employment termination date and (iii) a matched share award equal to 60% of the number of his basic shares, pro-rated through the employment termination date and assuming that the maximum performance targets were achieved.

(9)	This amount represents the estimated combined cash value over the salary continuation period of the continuation of medical, dental and vision benefits for Mr. Cassagne ($12,156) and Mr. Belsito ($12,156) and transitional employment services for Mr. Cassagne ($78,600) and for Mr. Belsito ($10,850).

New Plans

Prior to the separation, we intend to adopt the following plans: the Dr Pepper Snapple Group, Inc. Omnibus Stock Incentive Plan of 2008 (the “stock incentive plan”), the Dr Pepper Snapple Group, Inc. Annual Cash Incentive Plan (the “cash incentive plan”) and the Dr Pepper Snapple Group, Inc. employee stock purchase plan (the “ESPP”).

Omnibus Stock Incentive Plan of 2008

Prior to the separation, we intend to adopt the Dr Pepper Snapple Group, Inc. Omnibus Stock Incentive Plan of 2008, which will allow us to reward employees, non-employee directors and consultants by enabling them to acquire shares of common stock of Dr Pepper Snapple Group, Inc. The following is a summary of the expected terms of the stock incentive plan, which is qualified in its entirety to the provisions of the stock incentive plan that may be approved by the Cadbury Schweppes share incentive committee.

Common Stock Available for Awards.  The maximum number of shares of common stock available for issuance under the stock incentive plan will be 9,000,000 shares. In the discretion of our compensation committee, 2,000,000 of these shares of common stock may be granted in the form of incentive stock options. If any shares covered by an award are cancelled, forfeited, terminated, expire unexercised or are settled through issuance of consideration other than shares of our common stock (including, without limitation, cash), these shares will again become available for award under the stock incentive plan.

Eligibility.  Awards may be made under the stock incentive plan to any employee of the company or its subsidiaries, or any of our non-employee directors or consultants. Because participation and the types of awards under the stock incentive plan are subject to the discretion of our compensation committee, the number of participants in the plan and the benefits or amounts that will be received by any participant or groups of participants, if the stock incentive plan is approved, are not currently determinable.

Administration.  Prior to the separation, the remuneration committee of the board of directors of Cadbury Schweppes will administer the stock incentive plan. After the separation, our compensation committee will administer the stock incentive plan. Subject to the terms of the stock incentive plan, the administrator of the plan may select participants to receive awards, determine the types of awards and the terms and conditions of awards, interpret provisions of the plan and make all factual and legal determinations regarding the plan and any award agreements.

Types of Awards.  The stock incentive plan provides for grants of stock options (which may consist of incentive stock options or nonqualified stock options), stock appreciation rights, stock awards (which may consist of restricted stock and restricted stock unit awards) or performance awards. The terms of the awards will be embodied in an award agreement and awards may be granted singly, in combination or in tandem. All or part of an award may be subject to such terms and conditions established by our compensation committee, including, but not limited to, continuous service with the company and its subsidiaries, achievement of specific business objectives and attainment of performance goals. No award may be repriced without shareholder approval.

•	Stock Options and Stock Appreciation Rights. The stock incentive plan permits the granting of stock options to purchase shares of common stock and stock appreciation rights. The exercise price of each stock option and stock appreciation right may not be less than the fair market value of our common stock on the date of grant. The term of each stock option or stock appreciation right will be set by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine the date each stock option or stock appreciation right may be exercised and the period of time, if any, after retirement, death, disability or other termination of employment during which stock options or stock appreciation rights may be exercised. In general, a grantee may pay the exercise price of an option in cash or shares of common stock. Our compensation committee may allow the grantee to exercise an option by means of a cashless exercise.

•	Stock Awards. The stock incentive plan permits the granting of stock awards. Stock awards that are not performance awards will be restricted for a minimum period of three years from the date of grant; provided, however, that our compensation committee may provide for earlier vesting following an employee’s termination of employment for death, disability or retirement or upon a change of control or other specified events. The three-year restricted period does not apply to stock awards that are granted in lieu of salary or bonus or to replace awards forfeited in connection with the separation. Vesting of the stock awards may occur incrementally over the three-year restricted period.

•	Performance Awards. The stock incentive plan permits the granting of performance awards. Performance awards will be restricted for a minimum period of one year from the date of grant; provided, however, our compensation committee may provide for earlier vesting following an employee’s termination of employment for death, disability or retirement or upon a change of control or other specified events. Our compensation committee will determine the terms, conditions and limitations applicable to the performance awards and set the performance goals in its discretion. The performance goals will determine the value and amount of performance awards that will be paid to participants and the portion of an award that may be exercised to the extent such performance goals are met. Performance awards may be designed by our compensation committee to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code (“Section 162(m)”) but are not required to qualify under Section 162(m). For purposes of Section 162(m), performance goals will be designated by our compensation committee and will be based upon one or more of the following performance goal measures:

•	revenue and income measures (including those relating to revenue, gross margin, income from operations, net income, net sales and earnings per share);

•	expense measures (including those relating to costs of goods sold, selling, general and administrative expenses and overhead costs);

•	operating measures (including those relating to volume, margin, productivity and market share);

•	cash flow measures (including those relating to net cash flow from operating activities and working capital);

•	liquidity measures (including those relating to earnings before or after the effect of certain items such as interest, taxes, depreciation and amortization, and free cash flow);

•	leverage measures (including those relating to debt-to-equity ratio and net debt);

•	market measures (including those relating to stock price, total shareholder return and market capitalization measures);

•	return measures (including those relating to return on equity, return on assets and return on invested capital);

•	corporate value measures (including those relating to compliance, safety, environmental and personnel matters); and

•	other measures such as those relating to acquisitions, dispositions or customer satisfaction.

Any performance criteria selected by our compensation committee may be used to measure our performance as a whole or the performance of any of our segments, and may be measured for the company alone or relative to a peer group or index.

Awards to Non-Employee Directors.  Our compensation committee may grant non-employee directors one or more awards and establish the terms of the award in the applicable award agreement. No award will confer upon any director any right to serve as a director for any period of time or to continue at any rate of compensation.

Award Payments.  Awards may be paid in cash, common stock or a combination of cash and common stock. At the discretion of our compensation committee, the payment of awards may also be deferred, subject to compliance with Section 409A of the Internal Revenue Code. In addition, in the discretion of our compensation committee, rights to dividends or dividend equivalents may be extended to any shares of common stock or units denominated in shares of common stock. Under the plan, during any one-year period, participants may not be granted options or stock appreciation rights exercisable for more than 500,000 shares of common stock or stock awards exercisable for more than 250,000 shares of common stock.

Adjustments.  If any changes in shares of common stock resulting from stock splits, stock dividends, reorganizations, recapitalizations, any merger or consolidation of the company, or any other event that affects our capitalization occurs, the terms of any outstanding awards and the number of shares of common stock issuable under the stock incentive plan may be adjusted in order to prevent enlargement or dilution of the benefits or potential benefits intended to be made available under the stock incentive plan.

Section 162(m) of the Internal Revenue Code.  Section 162(m) limits us to an annual deduction for federal income tax purposes of $1,000,000 for compensation paid to covered employees. Performance-based compensation is excluded from this limitation. The stock incentive plan is designed to permit our compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m).

Assignability.  No award under the stock incentive plan is assignable or otherwise transferable, unless otherwise determined by our compensation committee.

Amendment, Modification and Termination.  The stock incentive plan will terminate automatically ten years after its effective date, which will be the date of the separation. Our board or our compensation committee may amend, modify, suspend or terminate the stock incentive plan, to the extent that no such action will materially adversely affect the rights of a participant holding an outstanding award under the stock incentive plan without such participant’s consent, and no such action will be taken without shareholder approval, to the extent shareholder approval is legally required.

Federal Income Tax Consequences of Awards.

•	Incentive Stock Options. The grant of an incentive stock option under the stock incentive plan will not be a taxable event for the grantee or the company. A grantee will not recognize taxable income upon exercise of an incentive stock option, except that the alternative minimum tax may apply, and any gain realized upon a disposition of shares of common stock received pursuant to the exercise of an incentive stock option will be taxed as long-term capital gain if the grantee holds the shares for at least two years after the date of grant and for one year after the date of exercise, or the applicable capital gains holding period requirement. We will not be entitled to any tax deduction with respect to the exercise of an incentive stock option, except as discussed below.

For the exercise of a stock option to qualify for the foregoing tax treatment, the grantee generally must be an employee of the company from the date the stock option is granted through a date within three months before the date of exercise of the stock option.

If all of the foregoing requirements are met, except the applicable capital gains holding period requirement discussed above, the grantee will recognize ordinary income upon the disposition of the shares in an amount generally equal to the excess of the fair market value of the shares at the time the stock option was exercised over the stock option exercise price, but not in excess of the gain realized on the sale. The balance of the realized gain, if any, will be short-term or long-term capital gain. We will be allowed a tax deduction to the extent the grantee recognizes ordinary income, subject to our compliance with Section 162(m) and to certain tax reporting requirements.

•	Nonqualified Stock Options. The grant of a nonqualified stock option under the stock incentive plan will not be a taxable event for the grantee or the company. Upon exercising a nonqualified stock option, a grantee will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the shares on the date of exercise. Upon a subsequent sale or exchange of shares acquired pursuant to the exercise of a non-qualified stock option, the grantee will have taxable capital gain or loss, measured by the difference between the amount realized on the disposition and the tax basis of the shares, generally, the amount paid for the shares plus the amount treated as ordinary income at the time the stock option was exercised. If we comply with applicable reporting requirements and with the restrictions of Section 162(m), we will be entitled to a tax deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

•	Stock Appreciation Rights. There are no immediate tax consequences of receiving an award of stock appreciation rights under the stock incentive plan. Upon exercising a stock appreciation right, a grantee will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the shares on the date of exercise. If we comply with applicable reporting requirements and with the restrictions of Section 162(m), we will be entitled to a tax deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

•	Restricted Stock. A grantee who is awarded restricted stock under the stock incentive plan will not recognize any taxable income for federal income tax purposes in the year of the award, provided that the shares are nontransferable and subject to a substantial risk of forfeiture. However, the grantee may elect under Section 83(b) of the Internal Revenue Code to recognize ordinary income in the year of the award in an amount equal to the fair market value of the shares on the date of the award, less the purchase price, if any, determined without regard to the restrictions. If the grantee does not make such a Section 83(b) election, the fair market value of the shares on the date the restrictions lapse, less the purchase price, if any, will be treated as ordinary income to the grantee and will be taxable in the year the restrictions lapse. We will be entitled to a tax deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

•	Restricted Stock Units. A grantee who is awarded a restricted stock unit under the stock incentive plan will not recognize any taxable income for federal income tax purposes and the company will not be entitled to a tax deduction, in each case at that time. When the restricted stock unit award vests and shares are transferred to the grantee, the grantee will recognize ordinary income in an amount equal to the fair market value of the transferred shares at such time less any cash consideration which the grantee paid for the shares, and the company will be entitled to a corresponding deduction. Any gain or loss realized upon the grantee’s sale or exchange of the shares will be treated as long-term or short-term capital gain or loss. The grantee’s basis for the shares will be the amount recognized as taxable compensation plus any cash consideration which the grantee paid for the shares. The grantee’s holding period for the shares will begin on the day after the date the shares are transferred to the grantee.

•	Performance Awards. The grant of a performance award under the stock incentive plan will not be a taxable event for the company. The payment of the award is taxable to a grantee as ordinary income. If we comply with applicable reporting requirements and with the restrictions of Section 162(m), we will be entitled to a tax deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Cash Incentive Plan

Prior to the separation, we intend to adopt the Dr Pepper Snapple Group, Inc. Annual Cash Incentive Plan, which will allow us to reward employees by enabling them to receive performance-based cash compensation. The following is a summary of the expected terms of the cash incentive plan, which is qualified in its entirety to the provisions of the cash incentive plan that may be approved by Cadbury Schweppes.

Eligibility.  Awards may be made under the cash incentive plan to any employee of the company or its subsidiaries, in the discretion of our compensation committee. Because participation and the types of awards under the cash incentive plan are subject to the discretion of our compensation committee, the number of participants in the plan and the benefits or amounts that will be received by any participant, or groups of participants, if the plan is approved, are not currently determinable.

Administration.  Prior to the separation, the remuneration committee of the board of directors of Cadbury Schweppes will administer the cash incentive plan. After the separation, our compensation committee will administer the cash incentive plan. Subject to the terms of the cash incentive plan, the administrator of the plan may select participants to receive awards, determine the terms and conditions of awards, interpret provisions of the plan and make factual and legal determinations regarding the plan and any award agreements.

Awards.  The terms of the cash awards will be embodied in an award agreement. All or part of an award may be subject to such terms and conditions established by our compensation committee, including, but not limited to, continuous service with the company and its subsidiaries and the attainment of performance goals. For purposes of Section 162(m), performance goals for the performance-based awards will be designated by our compensation committee and will be based upon one or more of the performance goals set forth under “— Omnibus Stock Incentive Plan of 2008 — Types of Awards — Performance Awards.”

Our compensation committee will review and determine the terms, conditions and limitations applicable to the awards. For individuals participating in the cash incentive plan for 2008, the weighting of the performance goals currently will be based 60% on our underlying operating profit and 40% on our net sales in 2008. The maximum annual award that may be made to any participant under the cash incentive plan may not exceed $5,000,000.

Award Payments.  Awards will be paid in cash. At the discretion of our compensation committee, the payment of awards may also be deferred, subject to compliance with Section 409A of the Internal Revenue Code.

Adjustments.  If, during a performance period, any merger, consolidation, acquisition, separation, reorganization, liquidation or any other event occurs which has the effect of distorting the applicable performance measures, the performance goals may be adjusted or modified to the extent permitted by Section 162(m) in order to prevent enlargement or dilution of the benefits or potential benefits intended to be made available under the cash incentive plan.

Section 162(m) of the Internal Revenue Code.  The incentive plan is designed to permit our compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m).

Assignability.  No award under the cash incentive plan is assignable or otherwise transferable, unless otherwise determined by our compensation committee.

Amendment, Modification and Termination.  The cash incentive plan will terminate automatically ten years after its effective date, which will be the date of the separation. Our board or our compensation committee may amend, modify, suspend or terminate the cash incentive plan, to the extent that no such action will materially adversely affect the rights of a participant entitled to an award under the incentive plan without such participant’s consent, and no such action will be taken without shareholder approval, to the extent shareholder approval is legally required.

Employee Stock Purchase Plan

Prior to the separation, we intend to adopt the Dr Pepper Snapple Group, Inc. Employee Stock Purchase Plan that provides for the purchase of shares of our common stock by eligible employees. The following is a summary of the expected terms of the ESPP, which is qualified in its entirety to the provisions of the ESPP that may be approved by the Cadbury Schweppes share incentive committee.

Reserved Shares Available for Purchase.  Subject to adjustment, the maximum number of shares available for purchase under the ESPP is 2,250,000 shares.

Eligibility.  Eligible employees may include certain employees of the company or its subsidiaries that meet certain requirements defined by our compensation committee (excluding otherwise eligible employees whose participation in the ESPP would cause them to own common stock equaling 5% or more of the combined voting power or value of all classes of our stock).

Participation.  Participation in the ESPP will be voluntary and dependent upon each eligible employee’s election to contribute a portion of his or her compensation to an ESPP account, subject to limits set forth in the Internal Revenue Code.

Administration.  Our compensation committee will administer the ESPP. Subject to the terms of the ESPP, our compensation committee will have the authority to interpret provisions of the plan and make all factual and legal determinations regarding the plan.

Stock Purchases.  At the determination of our compensation committee, subject to limits set forth in the Internal Revenue Code, shares of our common stock may be purchased on the last business day of the purchase period at between 85% to 100% of the fair market value of the common stock on any of (1) the first business day of the purchase period, (2) the last business day of the purchase period or (3) the lower of the first or last business day of the purchase period, as determined by our compensation committee. Our compensation committee may specify the maximum number of shares of common stock that each participant may purchase during any purchase period. A “purchase period” shall be the 12-month period commencing on each January 1, or such other period as may be determined by our compensation committee not to exceed 27 months.

Withdrawal of Participation / Termination of Employment.  A participant may elect to cease participation in the ESPP at any time and withdraw all contributions credited to his or her ESPP account. If a participant’s employment with us terminates for any reason, the participant will automatically cease to participate in the ESPP and we will refund all contributions credited to his or her ESPP account without interest.

Adjustments.  If, during a purchase period, any changes in shares of common stock resulting from stock splits, stock dividends, reorganizations, recapitalizations, any merger or consolidation of the company, or any other event that affects our capitalization occurs, the right to purchase shares during any purchase period, the maximum number and price of the shares of common stock that may be purchased and the number of shares authorized under the ESPP may be adjusted in order to prevent enlargement or dilution of the benefits or potential benefits intended to be made available under the ESPP.

Amendment and Termination.  Our board or our compensation committee may amend, modify, suspend or terminate the ESPP; provided, however, that no such action will be taken without shareholder approval, to the extent shareholder approval is legally required.

Federal Income Tax Consequences of Awards.  The ESPP is intended to qualify as an “Employee Stock Purchase Plan” under Section 423 of the Internal Revenue Code (“Section 423”). Under Section 423, a participant who purchases common stock through the ESPP will not recognize any income at the time of the purchase for the difference between the fair market value of the common stock at the time of purchase and the purchase price. If a participant disposes of common stock purchased through the ESPP two or more years after the first day of the purchase period or one year or more after the date the purchase right is exercised, whichever is later, the participant will recognize ordinary income equal to the lesser of (1) the amount by which the fair market value of the common stock when purchased exceeds the purchase price, and (2) the amount, if any, by which the common stock’s fair market value at the time of disposition exceeds the purchase price. The participant’s tax basis in the common stock will be increased by the amount recognized as ordinary income and any further gain recognized on the disposition will be treated as long- term capital gain or loss. In general, we will not be entitled to a tax deduction with respect to the disposition of common stock described in this paragraph.

If the participant disposes of shares of common stock acquired under the ESPP within two years after the first day of the purchase right period or within one year after the date the purchase right is exercised, whichever is later, the participant will recognize ordinary income, and we will be entitled to a tax deduction in an amount equal to the excess of the fair market value of the common stock on the last day of the purchase right period over the purchase price of the common stock under the ESPP. The participant’s tax basis in the common stock will be increased by the amount recognized as ordinary income. In addition, upon disposition of the common stock, the participant will recognize ordinary income or loss equal to the difference between the price at which the common stock is disposed of and the cost basis of the common stock, as so increased. We will be entitled to any tax deduction with respect to the amount recognized by the participant as ordinary income.

OWNERSHIP OF OUR COMMON STOCK

The following table sets forth the expected beneficial ownership of our common stock calculated as of March 19, 2008, based upon the distribution of 0.12 shares of our common stock for every Cadbury Schweppes ordinary share by:

•	each stockholder who is expected following the distribution to beneficially own more than 5% of our common stock;

•	each executive officer;

•	each of our directors; and

•	all of our executive officers and directors as a group.

To the extent our directors and executive officers own ordinary shares of Cadbury Schweppes at the time of the distribution, they will participate in the distribution on the same terms as other holders of ordinary shares of Cadbury Schweppes.

Following the distribution, we will have an aggregate of approximately 253.4 million shares of common stock outstanding, based on approximately 2.1 billion ordinary shares of Cadbury Schweppes outstanding on March 13, 2008. Following the distribution, we will have approximately 55,000 holders of our common stock, based upon such number of Cadbury Schweppes shareholders as of March 13, 2008. The percentage ownership of each beneficial owner of Cadbury Schweppes will be the same in DPS after the distribution.

The number of shares beneficially owned by each stockholder, director or officer is determined according to the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. The mailing address for each of the directors and executive officers listed below is c/o Dr Pepper Snapple Group, Inc., 5301 Legacy Drive, Plano, Texas 75024.

	Shares of Common Stock
	Beneficially Owned
Name of Beneficial Owner	Number	Percent

Wayne R. Sanders	0	*
Larry D. Young	1,617	*
John O. Stewart	1,764	*
James L. Baldwin, Jr.	2,008	*
Rodger L. Collins	0	*
Randall E. Gier	8,356	*
Pedro Herrán Gacha	2,132	*
Derry L. Hobson	0	*
James J. Johnston, Jr.	7,810	*
Lawrence N. Solomon	6,069	*
Terence D. Martin	0	*
Pamela H. Patsley	0	*
Jack L. Stahl	0	*
M. Anne Szostak	0	*
All executive officers and directors as a group (14 persons)	29,756	*

*	Less than 1%

DESCRIPTION OF INDEBTEDNESS

Overview

On March 10, 2008, we entered into arrangements with a group of lenders to provide us with an aggregate of $4.4 billion of financing. The new arrangements consist of a $2.4 billion senior credit agreement that provides a $1.9 billion term loan A facility and a $500 million revolving credit facility (collectively, the “senior credit facility”) and a 364-day bridge credit agreement that provides a $2.0 billion bridge loan facility.

We currently expect to borrow an aggregate of $3.9 billion under the term loan A facility and the bridge loan facility prior to the completion of the separation (assuming the conditions to such borrowing have been satisfied or waived) and proceeds will be held in escrow pending completion of the separation. The principal conditions to the release of the escrow funds are:

(i) the accuracy of representations and warranties with respect to the separation;

(ii) the accuracy of representations and warranties relating to the subsidiary guarantees to be delivered at the time of separation and the absence of specified defaults relating to insolvency of our company or any of our guarantors;

(iii) the execution and delivery of the subsidiary guarantees, along with the delivery of customary corporate certificates, resolutions, opinions and other information relating to the guarantors;

(iv) the absence of governmental orders, judgments or decrees enjoining or prohibiting the financing transactions;

(v) the maintenance by us of specified investment grade corporate and debt ratings from the funding date through April 30, 2008; and

(vi) the occurrence of an agreed upon marketing period prior to the release from escrow in which to market notes to be issued by us to refinance any borrowings under the bridge loan facility.

The commitments of the lenders to lend under the senior credit facility and bridge loan facility will terminate on April 18, 2008 if the shareholders have not approved the separation by that date and otherwise on May 13, 2008 if all the conditions have not been satisfied or waived by that date.

The funds released from escrow will, be used to settle related-party debt and other balances with Cadbury Schweppes, eliminate Cadbury Schweppes’ net investment in us and pay $100 million of fees and expenses related to the new credit facilities.

We do not expect to make any borrowings under the revolving credit facility at the time of the separation (except to the extent replacing certain existing letters of credit).

We currently intend, subject to prevailing market conditions, to replace all or a portion of the bridge loan facility with the proceeds of the issuance of one or more series of notes and/or an alternative term loan facility. These notes and/or the alternative term loan facility would have terms that would differ from those contemplated for the bridge loan, including longer maturities, non-call periods and higher interest rates. We cannot assure you that we will be able to replace all or a portion of the bridge loan facility with notes or an alternate term loan facility or what the terms of any such notes or facility would be.

The documentation relating to the senior credit facility and bridge loan facility contains certain provisions that allow the bookrunners to increase the interest rates or yield of the loans, add collateral, reallocate up to $500 million between the term loan A facility and the bridge loan facility (and vice versa) and modify other terms and aspects of the facilities, in each case within a limit agreed upon by us.

The following is a description of the material terms of the senior credit facility and the bridge loan facility. The summaries of the facilities are qualified in their entirety by the specific terms and provisions of the senior credit agreement and the bridge loan agreement, respectively, copies of which are included as exhibits to the registration statement of which this information statement is a part. You should read these documents carefully.

Senior Credit Facility

On March 10, 2008, we entered into a senior credit agreement with J.P. Morgan Securities Inc. and Banc of America Securities LLC, as joint lead arrangers, J.P. Morgan Securities Inc., Banc of America Securities LLC, Goldman Sachs Credit Partners L.P., Morgan Stanley Senior Funding, Inc. and UBS Securities LLC, as joint bookrunners, Bank of America, N.A., as syndication agent, JPMorgan Chase Bank, N.A., as administrative agent, Goldman Sachs Credit Partners L.P., Morgan Stanley Senior Funding, Inc. and UBS Securities LLC, as documentation agents and the lenders parties thereto.

Our new senior credit agreement provides senior unsecured financing of up to $2.4 billion, consisting of:

•	a senior unsecured term loan A facility in an aggregate principal amount of $1.9 billion with a term of five years, all of which is expected to be drawn prior to the separation.

•	a revolving credit facility in an aggregate principal amount of $500 million with a term of five years, none of which is expected to be drawn at the time of the separation (except to the extent replacing certain existing letters of credit) and all of which is expected to be available for working capital and general corporate purposes. Up to $75 million of the revolving credit facility is available for the issuance of letters of credit.

Interest Rates and Fees

Borrowings under the senior credit facility will bear interest at a floating rate per annum based upon the London interbank offered rate for dollars (“LIBOR”) or the alternate base rate (“ABR”), in each case plus an applicable margin which varies based upon our debt ratings, from 1.00% to 2.50%, in the case of LIBOR loans and 0.00% to 1.50% in the case of ABR loans. The alternate base rate means the greater of (a) JPMorgan Chase Bank’s prime rate and (b) the federal funds effective rate plus 1/2 of 1%. We anticipate, based on our expected debt ratings, that at the time of the separation the applicable margin for LIBOR loans will be 2.00% and for ABR loans will be 1.00%.

Interest is payable on the last day of the interest period, but not less than quarterly, in the case of any LIBOR loan and on the last day of March, June, September and December of each year in the case of any ABR loan.

An unused commitment fee is payable quarterly to the lenders on the unused portion of the commitments in respect of the revolving credit facility equal to .15% to .50% (depending upon our debt ratings and expected to be .30% at the time of the separation) per annum.

Prepayments

We may voluntarily prepay outstanding loans under the senior credit facility at any time, in whole or in part, plus accrued and unpaid interest and certain breakage costs, subject to prior notice.

Maturity and Amortization

We are required to pay annual amortization (payable in equal quarterly installments) on the aggregate principal amount of the term loan A equal to: (i) 10% per year for installments due in the first and second years following the initial date of funding, (ii) 15% per year for installments due in the third and fourth years following the initial date of funding, and (iii) 50% for installments due in the fifth year following the initial date of funding.

Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity.

Guarantees

All obligations under the senior credit facility will be guaranteed by each of our existing and future direct and indirect domestic material subsidiaries, subject to certain exceptions.

Certain Covenants and Events of Default

The senior credit facility contains customary negative covenants that, among other things, restrict our ability to:

•	incur debt at subsidiaries that are not guarantors;

•	incur liens;

•	merge or sell, transfer, lease or otherwise dispose of all or substantially all assets;

•	make investments, loans, advances, guarantees and acquisitions;

•	enter into transactions with affiliates; and

•	enter into agreements restricting our ability to incur liens or the ability of subsidiaries to make distributions.

These covenants are subject to certain exceptions described in the senior credit agreement.

In addition, the senior credit facility will require us to comply with the following financial covenants:

•	a maximum total leverage ratio covenant; and

•	a minimum interest coverage ratio covenant.

The senior credit facility will also contain certain usual and customary representations and warranties, affirmative covenants and events of default.

Bridge Loan Facility

On March 10, 2008, we entered into a 364-day bridge credit agreement with J.P. Morgan Securities Inc. and Banc of America Securities LLC, as joint lead arrangers, J.P. Morgan Securities Inc., Banc of America Securities LLC, Goldman Sachs Credit Partners L.P., Morgan Stanley Senior Funding, Inc. and UBS Securities LLC, as joint bookrunners, Bank of America, N.A., as syndication agent, JPMorgan Chase Bank, N.A., as administrative agent, Goldman Sachs Credit Partners L.P., Morgan Stanley Senior Funding, Inc. and UBS Securities LLC, as documentation agents and the lenders parties thereto.

Our new bridge credit agreement provides a senior unsecured bridge loan facility in an aggregate principal amount of $2.0 billion with a term of 364 days from the date we fund the bridge loan facility.

Interest Rates and Fees

Borrowings under the bridge loan facility will bear interest at a floating rate per annum based upon LIBOR or ABR, in each case plus an applicable margin which varies based upon our debt ratings, from 1.00% to 2.50%, in the case of LIBOR loans and 0.00% to 1.50% in the case of ABR loans. We anticipate, based on our expected debt ratings, that at the time of the separation the applicable margin for LIBOR loans will be 2.00% and for ABR loans will be 1.00%.

Interest is payable on the last day of the interest period, but not less than quarterly, in the case of any LIBOR loan and on the last day of March, June, September and December of each year in the case of any ABR loan.

Prepayments

We may voluntarily prepay outstanding loans under the bridge loan facility at any time, in whole or in part, plus accrued and unpaid interest and certain breakage costs, subject to prior notice.

Under the bridge loan facility, we will be required to prepay outstanding bridge loans, subject to certain exceptions, with net proceeds from any:

•	asset sales, insurance claims and condemnation proceedings; and

•	debt and equity issuances.

Prior to the funding of the bridge loan facility, the commitments thereunder will be subject to reduction to the extent we receive net proceeds from certain debt and equity issuances.

Guarantees

All obligations under the bridge loan facility will be guaranteed by each of our existing and future direct and indirect domestic material subsidiaries, subject to certain exceptions.

Certain Covenants and Events of Default

The bridge loan facility contains covenants and events of default substantially similar to those contained in the senior credit facility, subject in each case to such variations as are customary for a bridge loan facility.

DESCRIPTION OF CAPITAL STOCK

Our certificate of incorporation and by-laws will be amended and restated prior to the separation. The following description of the material terms of our capital stock contained in the amended and restated certificate of incorporation and by-laws is only a summary. You should refer to our forms of amended and restated certificate of incorporation and by-laws, which are included as exhibits to the registration statement of which this information statement is a part, along with the applicable provisions of Delaware law.

General

Our authorized capital stock consists of 800,000,000 shares of common stock, par value $0.01 per share, and 15,000,000 shares of preferred stock, all of which shares of preferred stock are undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. After the distribution, there will be approximately 253.4 million shares of our common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

Each holder of our common stock will be entitled to one vote for each share on all matters to be voted upon by the common stockholders and there will be no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of our common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available. If there is a liquidation, dissolution or winding up of our company, holders of our common stock will be entitled to share in our assets remaining after the payment of liabilities and any preferential rights of any outstanding preferred stock.

Holders of our common stock will have no preemptive or conversion rights or other subscription rights and there will not be any redemption or sinking fund provisions applicable to the common stock. After the distribution, all outstanding shares of our common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our board of directors will be authorized, subject to limitations prescribed by the Delaware General Corporation Law (“DGCL”), and by our amended and restated certificate of incorporation, to issue preferred stock in one or more series without stockholder approval. Our board of directors will have the discretion, subject to limitations prescribed by the DGCL and by our amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Certificate of Incorporation and By-laws

Provisions of the DGCL and our amended and restated certificate of incorporation and by-laws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, would be expected to discourage certain types of coercive takeover practices and takeover bids our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us will outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Composition of the Board.  Our amended and restated certificate of incorporation and by-laws will provide that the directors will be classified with respect to the time for which they hold office, into three classes. One class of directors will be originally elected for a term expiring at the annual meeting of stockholders to be held in 2009, another class will be originally elected for a term expiring at the annual meeting of stockholders to be held in 2010 and a third class will be originally elected for a term expiring at the annual meeting of stockholders to be held in 2011, with each director to hold office until his or her successor is duly elected and qualified. Commencing with the 2009 annual meeting of stockholders, directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until such person’s successor is duly elected and qualified.

Board Vacancies to be Filled by Remaining Directors and Not Stockholders. Our amended and restated certificate of incorporation and by-laws will provide that any vacancies, including any newly created directorships, on the board of directors, will be filled by the affirmative vote of the majority of the remaining directors then in office, even if such directors constitute less than a quorum, or by a sole remaining director.

Removal of Directors by Stockholders.  Our amended and restated certificate of incorporation and by-laws will provide that directors may be removed by stockholders only for cause and only by the affirmative vote of the holders of at least two-thirds of the votes which all stockholders would be entitled to cast in any annual election of directors.

Stockholder Action.  Our amended and restated certificate of incorporation and by-laws will preclude stockholders from calling special meetings and taking action or passing resolutions by written consent.

Advance Notice of Director Nominations and Stockholder Proposals. Our amended and restated by-laws will establish advance notice procedures for stockholders to make nominations of candidates for election as directors or to bring other business before the annual meeting of stockholders. As will be specified in our amended and restated by-laws, director nominations and the proposal of business to be considered by stockholders may be made only pursuant to a notice of meeting, at the direction of the board of directors, or by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures that will be provided for in our amended and restated by-laws.

To be timely, a nomination of a director by a stockholder or notice for business to be brought before an annual meeting by a stockholder must be delivered to the secretary at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of an annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, for notice by the stockholder to be timely, it must be delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which notice of such annual meeting was mailed or public announcement of the date of such meeting is first made, whichever first occurs. For purposes of the annual meeting of stockholders held following the end of 2008, the date of the preceding year’s annual meeting will be deemed to be April 23, 2008.

In the event a special meeting of stockholders is called for the purpose of electing one or more directors, any stockholder entitled to vote may nominate a person or persons as specified in our amended and restated by-laws, but only if the stockholder notice is delivered to the secretary at our principal executive offices not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of (x) the 90th day prior to such special meeting and (y) the 10th day following the day on which notice of the date of such special meeting was mailed or public disclosure of the date of such special meeting was made, whichever first occurs.

Amendments to the Certificate of Incorporation and By-laws. Our amended and restated certificate of incorporation and by-laws will require an affirmative vote of two-thirds of the voting power of the outstanding shares to amend certain provisions of our amended and restated certificate of incorporation or by-laws, including the ability of stockholders to call special meetings or act by written consent, the size of the board, the director removal provisions, filling vacancies on the board, indemnification of directors and officers, advance notice provisions, and supermajority voting requirements.

Delaware Anti-Takeover Statute.  We will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

No Cumulative Voting.  The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation will not provide for cumulative voting.

Limitations on Liability and Indemnification of Officers and Directors.  The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our certificate of incorporation will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of our company, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our certificate of incorporation will also provide that we must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL. We will also be expressly authorized to carry directors’ and officers’ insurance to protect our company, our directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions in our certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, this provision will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.

Authorized but Unissued Shares.  Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Listing

We intend to apply to have our common stock authorized for listing on the New York Stock Exchange under the symbol “DPS.”

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

THE DISTRIBUTION

Background and Reasons for the Distribution

On March 15, 2007, Cadbury Schweppes announced that it intended to separate its Americas Beverages business from its global confectionery business and its other beverages business (located principally in Australia). The board of directors of Cadbury Schweppes initially determined to simultaneously explore the potential for both a sale of our company to a third party and a distribution of our common stock to Cadbury Schweppes shareholders as alternatives for the separation of the businesses. After determining that difficult debt market conditions would not facilitate an acceptable sale process for the foreseeable future, Cadbury Schweppes announced on October 10, 2007 that it intended to focus on the separation of its Americas Beverages business through the distribution of the common stock of Dr Pepper Snapple Group, Inc. to Cadbury Schweppes shareholders. On February 15, 2008, Cadbury Schweppes’ board of directors approved the distribution of our common stock to the shareholders of Cadbury Schweppes. Cadbury Schweppes believes that the separation of its Americas Beverages business from its global confectionery business will enhance value for stockholders of Dr Pepper Snapple Group, Inc. and shareholders of Cadbury plc, the new parent company of Cadbury Schweppes, by creating significant opportunities and benefits, including:

•	Enhancing focus. The management of each company will be allowed to focus on its own business and strategic priorities. We will be able to continue building our beverage brands by adding scale through new products and strengthening its route-to-market. Cadbury plc will be able to focus on priorities in its global confectionery business and its other beverages business (located principally in Australia).

•	Enabling more efficient capital allocation. The separation will enable each company to allocate its capital more efficiently.

•	Providing direct access to capital. The separation will provide us with direct access to the debt and equity capital markets to finance expansion and growth opportunities.

•	Improving ability to pursue strategic transactions. Our ability to use our shares as consideration will improve our ability to pursue our own strategic initiatives, including acquisitions, joint ventures and investments.

•	Enhancing market recognition with investors. Following the separation, investors will be able to better assess our strengths and more accurately evaluate our performance compared to companies in the same or similar industry.

•	Increasing ability to attract and retain employees. The separation will enable us to offer key employees equity-based compensation tied directly to the performance of our business. Incentive compensation arrangements for key employees tied directly to the market performance of our common stock will enhance our ability to attract and retain qualified personnel.

Neither we nor Cadbury plc can assure you that any of these benefits will be realized to the extent anticipated, or at all.

We do not anticipate any material changes to our operations as a result of the distribution. The Americas Beverages operations conducted by Cadbury Schweppes immediately before the distribution will be the same as the operations conducted by us immediately after the distribution. However, our capital structure and expenses will be different after the distribution. See “Capitalization,” “Unaudited Pro Forma Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Reorganization of Cadbury Schweppes and Distribution of Shares of Our Common Stock

On March 15, 2007, Cadbury Schweppes announced its intention to separate its Americas Beverages business from its global confectionery business. On October 10, 2007, Cadbury Schweppes further announced that it was focusing on a distribution of the common stock of the Americas Beverages business to the shareholders of Cadbury Schweppes as the method by which it would separate the Americas Beverages business from its global confectionery business. The distribution will be effected through a series of steps, which ultimately will result in shareholders of Cadbury Schweppes owning:

•	shares of common stock in Dr Pepper Snapple Group, Inc., which will be listed on the New York Stock Exchange; and

•	shares in Cadbury plc, which will be listed on the London Stock Exchange, with American depositary receipts representing Cadbury plc ordinary shares listed on the New York Stock Exchange.

Cadbury Schweppes has scheduled an extraordinary general meeting of shareholders for April 11, 2008 to consider proposals related to the reorganization, separation and the distribution. Approval by 75% of votes cast at the shareholder meeting is necessary. Immediately before the extraordinary general meeting, there will be a shareholder meeting convened by the High Court of Justice of England and Wales (the “U.K. Court”), at which meeting the minimum vote required for the approval of the proposals is not less than 75% of votes (by value) cast at such meeting.

Following these shareholder meetings if shareholder approval is obtained, Cadbury Schweppes currently intends to effect the separation and the distribution through the following steps:

•	Scheme of Arrangement. Cadbury Schweppes intends to implement a corporate reorganization pursuant to which a new company, Cadbury plc, will become the parent company of Cadbury Schweppes. This corporate reorganization is known as a “scheme of arrangement” under U.K. law. Pursuant to the scheme of arrangement, all outstanding Cadbury Schweppes ordinary shares will be cancelled and holders will receive (1) Cadbury plc ordinary shares, which will be the ongoing ownership interest in the global confectionery business and its other beverages business and (2) Cadbury plc “beverage shares,” which, ultimately, will entitle the holders, if the Cadbury plc reduction of capital becomes effective, to receive shares of our common stock in connection with the distribution.

•	Reduction of Capital and the Distribution of Our Common Stock. Shortly after the scheme of arrangement becomes effective, Cadbury plc will cancel the Cadbury plc “beverage” shares (known as a “reduction of capital”) and transfer its Americas Beverages business to us. In return for the transfer of the Americas Beverages business to us, we will distribute shares of our common stock to holders of Cadbury plc “beverage shares.”

The scheme of arrangement, the reduction of capital, the distribution and the other conditions to the completion of the distribution are explained in more detail below.

Scheme of Arrangement and the Issue of Cadbury plc Shares

Cadbury Schweppes intends to implement a corporate reorganization pursuant to which Cadbury plc, a new company incorporated under the laws of England and Wales, will become the holding company of Cadbury Schweppes. This corporate reorganization will be effected by way of a formal procedure under the United Kingdom Companies Act of 1985 known as a “scheme of arrangement” under U.K. law.

If the scheme of arrangement becomes effective, the following will occur:

•	Cadbury Schweppes will become a wholly owned subsidiary of Cadbury plc.

•	Cadbury Schweppes ordinary shares will be cancelled and each holder of Cadbury Schweppes ordinary shares will be entitled to receive:

•	0.64 Cadbury plc ordinary shares for every Cadbury Schweppes ordinary share that they hold at the Scheme Record Time (as defined below); and

•	0.36 Cadbury plc “beverage shares” for every Cadbury Schweppes ordinary share that they hold at the Scheme Record Time. The Cadbury plc “beverage shares” will be non-transferable and each 0.36 of a beverage share will represent the right to receive 0.12 shares of our common stock if the Cadbury plc reduction of capital is approved by the U.K. Court.

The number of Cadbury plc ordinary shares and Cadbury plc “beverage shares” to be received may change. The Scheme Record Time will be 6:00 p.m. on the business day immediately preceding the date on which the scheme of arrangement becomes effective. The Scheme Record Time is expected to be 6:00 p.m. (United Kingdom time) on May 1, 2008.

The scheme of arrangement is subject to various conditions, including, among others, the approval by Cadbury Schweppes shareholders at an extraordinary general meeting and at the U.K. Court convened shareholder meeting, approval by the U.K. Listing Authority and London Stock Exchange to admit the Cadbury plc ordinary shares to trading on the London Stock Exchange, the approval of the U.K. Court and approval by the NYSE to list the Cadbury plc ADRs.

The U.K. Court hearing for the scheme of arrangement is scheduled for April 29, 2008.

Cadbury plc Reduction of Capital and the Issue of Shares of Our Common Stock

Shortly after the scheme of arrangement becomes effective, Cadbury plc intends to implement a reduction of capital, pursuant to which, ultimately, the shares of our common stock will be distributed.

If the capital reduction is implemented, the following will occur:

•	the share capital of Cadbury plc will be reduced by decreasing the nominal value of each Cadbury plc ordinary share in order to create distributable reserves in Cadbury plc;

•	the Cadbury plc “beverage shares” will be cancelled; and

•	the holders of the Cadbury plc “beverage shares” will receive 0.12 shares of our common stock for every 0.36 Cadbury plc beverage share that they hold at the Cadbury plc Reduction of Capital Record Time. The shares of our common stock will be distributed by us in consideration of the transfer by Cadbury plc of its Americas Beverages business to us.

The record date for the cancellation of the Cadbury plc “beverage shares” and the distribution of shares of our common stock will be at 6:00 p.m. (United Kingdom time) on the business day immediately preceding the date on which the order of the U.K. Court confirming the Cadbury plc reduction of capital is registered by the U.K. Registrar of Companies, which is expected to be on May 6, 2008. This date is referred to as the Cadbury plc Reduction of Capital Record Time.

The reduction of capital is subject to various conditions, including, among others, the scheme of arrangement having become effective and the approval of the U.K. Court.

The U.K. Court hearing for the Cadbury plc reduction of capital is scheduled for May 1, 2008.

Conditions to the Distribution

We expect that the distribution will be completed on May 7, 2008; provided that, among other things, the following conditions have been satisfied or, to the extent possible, waived by Cadbury Schweppes:

•	shareholder approval at the extraordinary general meeting to be held on April 11, 2008

•	the SEC has declared effective our registration statement on Form 10 under the Exchange Act, of which this information statement forms a part, and no stop orders relating to this registration statement are in effect;

•	Cadbury Schweppes, Cadbury plc and we have received all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of foreign jurisdictions in connection with the distribution;

•	Cadbury Schweppes, Cadbury plc and we have received all material permits, registrations, clearances and consents from governmental authorities and third persons necessary to permit the operation of our businesses thereafter;

•	the New York Stock Exchange has approved our common stock for listing, subject to official notice of issuance;

•	Cadbury plc has completed the contribution to us of the assets and operations of its Americas Beverages business described in this information statement;

•	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the separation and distribution agreement, is in effect;

•	the scheme of arrangement having become effective;

•	the Cadbury plc reduction of capital having become effective;

•	we have completed the financing described in “Description of Indebtedness;” and

•	no other events or developments shall have occurred that, in the judgment of the board of directors of Cadbury Schweppes, in its sole and absolute discretion, would result in the distribution having a material adverse effect on Cadbury Schweppes or its shareholders.

After shareholder approval for the separation and distribution has been received, you will not be required to take any further action in order to receive our common stock, nor will you be required to make any payment for the shares of our common stock you receive.

Manner of Effecting the Distribution

The general terms and conditions of the distribution will be set forth in the separation agreement to be entered into by Cadbury Schweppes and us. For a description of the expected terms of that agreement, see “Our Relationship with Cadbury plc After the Distribution — Description of Various Separation and Transition Arrangements — Separation Agreement.”

Cadbury Schweppes will contribute the subsidiaries that operate its Americas Beverages business to us, and we will issue our common stock to holders of the Cadbury plc “beverage shares”. The distribution will be made in book-entry form on the basis of 0.12 shares of our common stock for every 0.36 Cadbury plc “beverage shares” held at the Cadbury plc Reduction of Capital Record Time. Fractional shares of our common stock will not be delivered. Instead, the distribution agent will, as soon as is practicable on or after the distribution date, aggregate into whole shares of common stock all the fractional shares of our common stock that otherwise would have been distributed and sell them in the open market at the prevailing market prices. The distribution agent, in its sole discretion, without any influence by Cadbury plc or us, will determine when, through which broker-dealer and at what price to sell these whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either Cadbury plc or us. Following the sale, the distribution agent will distribute the aggregate sale proceeds ratably to holders who were entitled to a fractional interest in our common stock. The amount of this payment will depend on the prices at which the aggregated fractional shares of our common stock are sold by the distribution agent in the open market. We will be responsible for any payment of brokerage fees. For a description of our common stock that you will receive in the distribution, see “Description of Capital Stock.”

A book-entry account statement reflecting your ownership of shares of our common stock will be mailed to you, or your brokerage account will be credited for the shares of our common stock, on or about May 16, 2008. We will not issue actual stock certificates, except upon request.

Results of the Distribution

Following the distribution, we will be an independent, publicly-traded company owning and operating what had previously been Cadbury Schweppes’ Americas Beverages business. We expect that approximately 253.4 million shares of our common stock will be issued and outstanding immediately following the distribution, based upon the distribution of 0.12 shares of our common stock for each Cadbury Schweppes ordinary share, and the approximate number of outstanding Cadbury Schweppes ordinary shares on March 13, 2008. The actual number of shares to be distributed will be determined based on the number of Cadbury plc beverage shares outstanding at the Cadbury plc Reduction of Capital Record Time.

On April 11, 2008, a vote of Cadbury Schweppes shareholders to approve the distribution is scheduled to be held. After shareholder approval for the separation and distribution has been received, you will not be required to take any further action in order to receive shares of our common stock in the distribution, nor will you be required to make any payment for the shares of our common stock you receive. The distribution remains contingent on the approval of the scheme of arrangement by the U.K. Court and the subsequent confirmation by the U.K. Court of the Cadbury plc reduction of capital.

Cadbury Schweppes American Depositary Receipts

Certain holders beneficially own their ordinary shares of Cadbury Schweppes through Cadbury Schweppes ADRs. Pursuant to the scheme of arrangement, the holders of Cadbury Schweppes ADRs will receive new Cadbury plc ADRs. Holders of Cadbury Schweppes ADRs at the Depositary Record Time will be entitled to the Cadbury plc ordinary shares and the Cadbury plc “beverage shares” to which the Cadbury Schweppes ordinary shares underlying their ADRs are entitled. These Cadbury plc ordinary shares and Cadbury plc “beverage shares” will be held on their behalf by JPMorgan Chase Bank, N.A., the ADR Depositary. Pursuant to the Cadbury plc capital reduction, the Cadbury plc “beverage shares” will be cancelled as described above, and the Depositary will be entitled to receive the shares of our common stock. In lieu of distributing our shares to the Depositary, the Depositary will provide our transfer agent with records to enable such transfer agent to distribute the shares of our common stock to the former holders of Cadbury Schweppes ADRs entitled thereto. The Depositary will not be responsible for the distribution of any of our shares.

Pursuant to the separation and distribution, holders of Cadbury Schweppes ADRs will:

•	receive 0.64 ADRs of Cadbury plc, which will be listed on the New York Stock Exchange, for each Cadbury Schweppes ADR that they hold at the Depositary Record Time (expected to be 5:00 pm (New York time) on May 1, 2008); and

•	be entitled to receive 0.48 shares of our common stock, which will be listed on the New York Stock Exchange, for each Cadbury Schweppes ADR that they hold at the Depositary Record Time.

Market for Our Common Stock

There is currently no trading market for our common stock. We intend to apply to have our common stock authorized for listing on the New York Stock Exchange under the symbol “DPS.” We have not and will not set the initial price of our common stock. The initial price will be established by the public markets.

We cannot predict the price at which our common stock will trade after the distribution. In fact, the combined trading prices after the separation of the shares of our common stock and the Cadbury plc ordinary shares that each Cadbury Schweppes shareholder will receive in the separation may not equal the trading price of a Cadbury Schweppes ordinary share immediately prior to the separation. The price at which our common stock trades is likely to fluctuate significantly, particularly until an orderly public market develops. Trading prices for our common stock will be determined in the public markets and may be influenced by many factors. See “Risk Factors — Risks Related to Our Common Stock — Our common stock has no existing public market and the price of our common stock may be subject to volatility.”

Shares of our common stock distributed to holders in connection with the distribution will be transferable without registration under the Securities Act except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us, which may include certain of our executive officers, directors or principal stockholders. Securities held by our affiliates will be subject to resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to shareholders of Cadbury Schweppes who will receive shares of our common stock in connection with the distribution. It is not provided as an inducement or encouragement to buy or sell any of our securities. You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information.

MATERIAL TAX CONSIDERATIONS

The following is a discussion, subject to the limitations and qualifications set forth therein, of the material U.K. and material U.S. federal tax consequences of the receipt of Cadbury plc “beverage shares” and Cadbury plc ordinary shares or Cadbury plc ADRs and the receipt, ownership and disposition of our common stock and is for general information only and is subject to the qualifications and limitations set forth herein. This discussion is based upon current U.K. and U.S. federal tax law, regulations, administrative practice, rulings and court decisions, the current U.S.-U.K. income tax treaty and the current U.S.-U.K. estate tax treaty and interpretations thereof, all as they exist as of the date of this information statement. All of the foregoing may be repealed, revoked or modified at any time, possibly with retroactive effect, so as to result in U.K. and U.S. federal tax consequences different from those discussed below. This discussion assumes that the transaction will be consummated in accordance with the separation and distribution agreement, this information statement and the private letter ruling request submitted to the IRS.

U.K. Holders

The following is a discussion for U.K. Holders, as defined below, of the material U.K. and U.S. federal tax consequences of the receipt of Cadbury plc “beverage shares” and Cadbury plc ordinary shares and their receipt, ownership and disposition of our common stock. A U.K. Holder for this purpose is a beneficial owner of Cadbury Schweppes ordinary shares that is, for U.K. tax purposes, resident or, in the case of individuals, domiciled and resident or ordinarily resident in (and only in) the United Kingdom for tax purposes and who holds our common stock and Cadbury plc ordinary shares as an investment (and not as securities to be realized in the course of a trade). This discussion is for general information only and does not purport to be a complete description of the consequences of the receipt of Cadbury plc “beverage shares” and Cadbury plc ordinary shares and the receipt, ownership and disposition of our common stock nor does it address the effects of any non-U.K. and non-U.S. tax laws. The tax treatment of a U.K. Holder may vary depending upon such U.K. Holder’s particular situation, and certain U.K. Holders (including, but not limited to, dealers in securities, broker-dealers, insurance companies, collective investment schemes and persons who have acquired (or are deemed for U.K. tax purposes to have acquired) our common stock and Cadbury plc ordinary shares by reason of an office or employment) may be subject to special rules not discussed below.

U.K. Holders are urged to consult their own tax advisors as to the specific tax consequences to them of the receipt of Cadbury plc “beverage shares” and Cadbury plc ordinary shares and the receipt, ownership and disposition of our common stock, including the effect of any non-U.K. and non-U.S. tax laws.

Receipt of Cadbury plc “Beverage Shares,” Cadbury plc Ordinary Shares and Our Common Stock

U.K. Tax Consequences.  U.K. Holders should not be treated as making a disposal or part disposal of their Cadbury Schweppes ordinary shares as a result of receiving Cadbury plc “beverage shares” and Cadbury plc ordinary shares in exchange for Cadbury Schweppes ordinary shares pursuant to the scheme of arrangement, and so no chargeable gain or allowable loss should arise for U.K. tax purposes. Cadbury plc “beverage shares” and Cadbury plc ordinary shares should be treated as the same asset, and having been acquired at the same time and for the same consideration, as those Cadbury Schweppes ordinary shares from which they are derived.

Furthermore, U.K. Holders should not be treated as making a disposal or part disposal of their “beverage shares” as a result of receiving our common stock in exchange for “beverage shares” pursuant to the Cadbury plc reduction of capital, and so no chargeable gain or allowable loss should arise for U.K. tax purposes. Our common stock should be treated as the same asset, and having been acquired at the same time and for the same consideration, as those Cadbury plc “beverage shares” from which they are derived.

In summary, our common stock and Cadbury plc ordinary shares that will be held by a U.K. Holder following the separation should be treated as the same asset, and having been acquired at the same time and for the same consideration, as Cadbury Schweppes ordinary shares.

Accordingly, following the separation, a U.K. Holder’s original base cost in their Cadbury Schweppes ordinary shares should be apportioned between our common stock and their Cadbury plc ordinary shares by reference to the market quotations of our common stock and the Cadbury plc ordinary shares on the first day of dealings in our common stock.

For a U.K. Holder who, alone or together with persons connected with him, holds more than 5% of, or any class of, shares in or debentures of Cadbury Schweppes, it is a condition for the treatment described in each of the first two paragraphs above that the transactions are being effected for bona fide commercial reasons and do not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is an avoidance of liability to U.K. corporation tax or capital gains tax. U.K. Holders are advised that clearance under section 138 of the Taxation of Chargeable Gains Act 1992 has been obtained from U.K. H.M. Revenue and Customs (“HMRC”) that it is satisfied that this condition has been met.

A U.K. Holder who receives cash in lieu of a fractional share of our common stock or Cadbury plc ordinary shares will normally be treated as having (i) received that fractional share and then (ii) sold the fractional share for cash, thereby making a part disposal of his holding of common stock or Cadbury plc ordinary shares, as the case may be. This may, depending on individual circumstances (including the availability of exemptions and reliefs), give rise to a chargeable gain or allowable loss for the purposes of U.K. taxation on chargeable gains. However, as the amount of cash received should be “small” as compared to the value of his holding of our common stock or Cadbury plc ordinary shares, as the case may be, a U.K. Holder may, under current practice of HMRC, treat the cash received as a deduction from the base cost of the U.K. Holder’s holding of our common stock or Cadbury plc ordinary shares, as the case may be, rather than as a part disposal of such holding. HMRC considers the amount of cash received to be “small” when such amount is 5% or less of the value of such holding or is less than £3,000.

U.S. Federal Income Tax Consequences.  A U.K. Holder generally will not be subject to U.S. federal income tax with respect to the receipt of Cadbury plc “beverage shares,” Cadbury plc ordinary shares or our common stock including, any cash received in lieu of a fractional share of Cadbury plc ordinary shares or our common stock. See “U.K. Holders — Taxation of Dispositions of Our Common Stock” for a discussion of the circumstances under which a U.K. Holder would be subject to U.S. federal income tax with respect to cash received in lieu of a fractional share of our common stock.

Taxation of Dividends on Our Common Stock

U.K. Tax Consequences.  No amounts in respect of U.K. tax will be withheld at source from any dividend payments on our common stock made to U.K. Holders.

U.K. Holders of our common stock who are resident for tax purposes in the U.K. will, in general, be subject to U.K. income tax or corporation tax on the gross amount of dividends paid on our common stock, rather than on the amount actually received net of any U.S. withholding tax. Dividends received by such U.K. holders who are within the charge to U.K. corporation tax will be taxed at the prevailing U.K. corporation tax rate. An individual will generally be chargeable to U.K. income tax on dividends paid on our common stock at the dividend ordinary rate (currently 10%) or, to the extent that the amount of the gross dividend when treated as the top slice of his or her income exceeds the threshold for higher rate tax, at the dividend upper rate (currently 32.5%).

Credit will generally be available for U.S. tax required to be deducted or withheld from the dividends paid on our common stock against U.K. income tax or U.K. corporation tax to which the holder of our common stock is liable, broadly limited to the amount of such tax attributable to the dividends. As a result, individual U.K. Holders who are chargeable to U.K. income tax at the dividend ordinary rate on the whole of such dividends and who claim such credit through their tax return should have no further U.K. tax to pay in respect of those dividends. Individual U.K. Holders who are chargeable to U.K. income tax on all or any portion of the dividends at the dividend upper rate and who claim that credit through their tax return should be able to offset the amount of the available credit against their U.K. income tax liability. U.K. Holders who are chargeable to U.K. corporation tax on the dividends and who claim that credit should generally be able to offset the amount of the available credit against their U.K. corporation tax liability.

U.K. Holders should be aware that the U.K. Government has announced that the taxation of U.K. resident individuals owning shares in non-U.K. resident companies will change from April 6, 2008. In particular, the non-repayable one-ninth dividend tax credit that is currently available in respect of U.K. dividends will be extended to dividends from non-U.K. resident companies, subject to certain conditions which have yet to be finalized.

U.K. Holders who are companies should be aware that the U.K. Government is presently consulting on changes to the tax regime for foreign dividends.

U.S. Federal Income Tax Consequences.  If we make distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent not paid from our current or accumulated earnings and profits, distributions on our common stock will constitute a tax-free return of capital and will first be applied against and reduce a U.K. Holder’s adjusted basis in our common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of common stock. Dividends paid on our common stock to a U.K. Holder (who is not otherwise subject to U.S. federal income tax) generally will be subject to withholding of U.S. federal income tax at a 30% rate. However, assuming such a U.K. Holder satisfies the requirements of the U.S.-U.K. income tax treaty, the rate of withholding on dividends generally is 15%. In order for a U.K. Holder to claim benefits under the U.S.-U.K. income tax treaty in respect of dividends paid by us, the U.K. Holder generally will be required to complete IRS Form W-8BEN and certify under penalties of perjury that it is not a U.S. person for U.S. federal income tax purposes. Special certification and other requirements apply to certain U.K. Holders that are pass-through entities and to U.K. Holders whose stock is held through certain non-U.S. intermediaries. A U.K. Holder that is eligible for the reduced rate of U.S. withholding tax pursuant to the U.S.-U.K. income tax treaty generally may obtain a refund of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Taxation of Dispositions of Our Common Stock

U.K. Tax Consequences.  A subsequent disposal or deemed disposal of our common stock by a stockholder who is resident or, in the case of individuals, ordinarily resident in the U.K. for tax purposes may, depending on individual circumstances (including the availability of exemptions and reliefs), give rise to a chargeable gain or allowable loss for the purposes of U.K. taxation on chargeable gains.

U.S. Federal Income Tax Consequences.  A U.K. Holder generally will not be subject to U.S. federal income tax with respect to any gain realized on the sale or other disposition of our common stock unless: (i) the gain is effectively connected with the conduct of a trade or business in the United States and, if the U.S.-U.K. income tax treaty applies, is attributable to a U.S. permanent establishment of the U.K. Holder (in this case, the U.K. Holder will be subject to U.S. federal income tax on the net gain derived from the disposition in the same manner as if the U.K. Holder was U.S. person for U.S. federal income tax purposes, and if the U.K. Holder is a corporation, it may be subject to the additional “branch profits tax” at a 30% rate or a lower rate specified by U.S.-U.K. income tax treaty, if applicable); (ii) the U.K. Holder is an individual present in the United States for 183 days or more in the taxable year in which the disposition occurs and certain other conditions are met (in this case, the individual U.K. Holder will be subject to a flat 30% U.S. federal income tax on the gain derived from the disposition, which tax may be offset by U.S. source capital losses); or (iii) we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the U.K. Holder’s holding period for our common stock and the five-year period ending on the date of disposition and one or more other conditions are satisfied. We are not and do not anticipate becoming a United States real property holding corporation.

U.S. Federal Estate Tax Considerations

An individual who is domiciled in the U.K. for purposes of the U.S.-U.K. estate tax treaty and who is not a national of or domiciled in the United States for purposes of the U.S.-U.K. estate tax treaty generally will not be subject to U.S. federal estate tax with respect to our common stock on the individual’s death provided that any applicable U.K. inheritance tax liability is paid unless the common stock is part of the business property of a permanent establishment of the individual in the United States or pertains to a fixed base of the individual in the United States used for the performance of independent personal services. In the case where the common stock is subject to both U.S. federal estate tax and U.K. inheritance tax, the U.S.-U.K. estate tax treaty generally provides for the U.S. federal estate tax paid to be credited against tax payable in the U.K. or for the tax paid in the U.K. to be credited against the U.S. federal estate tax payable based on priority rules set out in the U.S.-U.K. estate tax treaty.

U.S. Information Reporting and Backup Withholding

Dividends paid to a U.K. Holder may be subject to information reporting and backup withholding of U.S. federal income tax. A U.K. Holder will be exempt from backup withholding if such U.K. Holder properly provides IRS Form W-8BEN certifying that such U.K. Holder is a non-U.S. person or otherwise meets documentary evidence requirements for establishing that such U.K. Holder is a non-U.S. person or otherwise qualifies for an exemption.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If a U.K. Holder sells its common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such U.K. Holder outside the United States, then backup withholding and information reporting requirements generally will not apply to that payment. However, information reporting but not backup withholding generally will apply to a payment of sale proceeds, even if that payment is made outside the United States, if a U.K. Holder sells our common stock through a non-U.S. office of a broker that: (i) is a U.S. person for U.S. federal income tax purposes; (ii) derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States; (iii) is a “controlled foreign corporation” for U.S. federal income tax purposes; or (iv) is a non-U.S. partnership, if at any time during its tax year (A) one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or (B) the non-U.S. partnership is engaged in a U.S. trade or business, unless, in each case, the broker has documentary evidence in its files that the non-U.S. holder is a non-U.S. person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption.

If a U.K. Holder receives payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both information reporting and backup withholding unless such U.K. Holder properly provides IRS Form W-8BEN certifying that such U.K. Holder is a non-U.S. person or otherwise establishes an exemption. A U.K. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such U.K. Holder’s U.S. federal income tax liability by timely filing an appropriate claim with the IRS.

U.K. Stamp Duty and Stamp Duty Reserve Tax

No U.K. stamp duty or stamp duty reserve tax should be payable by a U.K. Holder as a result of the cancellation of Cadbury Schweppes ordinary shares and the issue of Cadbury plc “beverage shares” and Cadbury plc ordinary shares under the scheme of arrangement or as a result of the issue of our common stock under the Cadbury plc reduction of capital.

No U.K. stamp duty will be payable by a U.K. Holder on the transfer of our common stock, provided that any instrument of transfer is not executed in the United Kingdom and does not relate to any property situated, or to any matter or thing done or to be done, in the United Kingdom.

No U.K. stamp duty reserve tax will be payable by a U.K. Holder in respect of any agreement to transfer our common stock unless they are registered in a register kept in the United Kingdom by or on our behalf. It is not intended that such a register will be kept in the United Kingdom.

Where Cadbury plc ordinary shares are issued or transferred: (i) to, or to a nominee for, a person whose business is or includes the provision of clearance services; or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty (in the case of a transfer to such persons) or stamp duty reserve tax may be payable at the higher rate of 1.5% of the amount or value of the consideration payable or, in certain circumstances, the value of the Cadbury plc ordinary shares or, in the case of an issue to such persons, the issue price of the Cadbury plc ordinary shares (rounded up to the nearest £5 in the case of stamp duty). This liability for stamp duty or stamp duty reserve tax will strictly be accountable by the depositary or clearance service operator or their nominee, as the case may be, but will in practice generally be reimbursed by participants in the clearance service or depositary receipt scheme. Clearance services may opt, under certain circumstances, for the normal rate of stamp duty or stamp duty reserve tax (0.5% of the consideration paid) to apply to issues or transfers of Cadbury plc ordinary shares into, and to transactions within, such services instead of the higher rate of 1.5% generally applying to an issue or transfer of Cadbury plc ordinary shares into the clearance service and the exemption from stamp duty and stamp duty reserve tax on transfer of Cadbury plc ordinary shares while in the service. However, U.K. Holders who hold their Cadbury Schweppes ordinary shares in the form of Cadbury Schweppes ADRs should not suffer a 1.5% charge on the issue of Cadbury plc ordinary shares to the Cadbury plc depository and the receipt of Cadbury plc ADRs.

U.S. Holders

The following is a discussion of the material U.S. federal and U.K. tax consequences of the receipt of Cadbury plc “beverage shares,” Cadbury plc ordinary shares or Cadbury plc ADRs and the receipt, ownership and disposition of our common stock to U.S. Holders that is for general information only and is subject to the qualifications and limitations set forth herein. A “U.S. Holder” for this purpose is a beneficial owner of Cadbury Schweppes ordinary shares or Cadbury Schweppes ADRs that is, for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation (or an entity treated for U.S. federal tax purposes as a corporation) created or organized under the laws of the United States or of any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (a) (I) a court within the United States is able to exercise primary supervision over the trust, and (II) one or more U.S. persons have authority to control all substantial decisions of the trust, or (b) the trust has made an election under applicable Treasury regulations to be treated as a U.S. person.

This discussion is for general information only and does not purport to be a complete description of the consequences of the receipt of Cadbury plc “beverage shares” and Cadbury plc ordinary shares or Cadbury plc ADRs and the receipt, ownership and disposition of our common stock nor does it address the effects of any state, local or, except as set forth herein, non-U.S. tax laws. This discussion does not address the tax consequences to a U.S. Holder (i) that is a resident in, or in the case of individuals, ordinarily resident in the United Kingdom for U.K. tax purposes, (ii) where the holding of our common stock is effectively connected with the conduct of a trade or business in the U.K., and, if the U.S.-U.K. income tax treaty applies, is attributable to a U.K. permanent establishment of the U.S. Holder, or (iii) that owns or controls, directly or indirectly (including by attribution from or through related parties), at least 10% of the voting stock of Cadbury Schweppes or Cadbury plc. The tax treatment of a U.S. Holder may vary depending upon such U.S. Holder’s particular situation, and certain U.S. Holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships that hold Cadbury Schweppes ordinary shares or ADRs, pass-through entities, traders in securities who elect to apply a mark-to-market method of accounting, U.S. Holders who hold their Cadbury Schweppes ordinary shares or ADRs as part of a “hedge,” “straddle,” “conversion,” or “constructive sale transaction,” individuals who received Cadbury Schweppes ordinary shares upon the exercise of employee stock options or otherwise as compensation) may be subject to special rules not discussed below. The discussion assumes that U.S. Holders hold their Cadbury Schweppes ordinary shares or Cadbury Schweppes ADRs and our common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code.

Under general U.S. federal income tax principles, a U.S. Holder of Cadbury Schweppes ADRs or Cadbury plc ADRs should be treated as the beneficial owner of the corresponding number of Cadbury Schweppes ordinary shares or Cadbury plc ordinary shares held by the ADR depositary and this summary is based on such treatment.

U.S. Holders are urged to consult their own tax advisors as to the specific tax consequences to them of the receipt of Cadbury plc “beverage shares,” Cadbury plc ordinary shares or Cadbury plc ADRs and the receipt, ownership and disposition of our common stock, including the effect of any state, local or non-U.S. tax laws.

Receipt of Cadbury plc “beverage shares,” Cadbury plc Ordinary Shares or Cadbury plc ADRs and Our Common Stock

U.S. Federal Income Tax Consequences.  Cadbury Schweppes has requested a private letter ruling from the IRS that, subject to the facts, representations and qualifications contained therein, the receipt of Cadbury plc ordinary shares and our common stock by Cadbury Schweppes stockholders (along with certain related restructuring transactions) will qualify for non-recognition treatment under Sections 355 and 368(a)(1)(F) of the Internal Revenue Code, except for cash received in exchange for fractional shares of Cadbury plc ordinary shares or our common stock, which cash generally will be treated as capital gain or loss. The IRS has not yet issued a private letter ruling and the failure of the IRS to issue such a private letter ruling would not prevent Cadbury Schweppes from proceeding with the separation and distribution. Any eventual private letter ruling will be based on various facts and representations, including that certain conditions necessary to obtain favorable tax treatment under the Internal Revenue Code have been satisfied, but the private letter ruling will not represent an independent determination by the IRS that these conditions have in fact been satisfied. However, as a matter of practice, the IRS generally will revoke a private letter ruling only in situations involving an omission or material misstatement of a controlling fact or a change of law. Thus, if one or more of the controlling facts or representations contained in any eventual private letter ruling is incorrect in any material respect, our ability to rely on the private letter ruling would be jeopardized and the private letter ruling could be revoked or modified retroactively by the IRS and the receipt of our common stock found taxable. Cadbury Schweppes is not aware of any facts or circumstances that would cause the facts or representations set forth in the request for the private letter ruling to be untrue or incomplete in any material respect. In addition, we have covenanted to refrain from taking certain actions following the distribution that would cause the distribution to fail to qualify for non-recognition treatment under Section 355 of the Internal Revenue Code; however, if one or more of these covenants are breached, the distribution of our common stock could be taxable to U.S. Holders.

The general approach in the private letter ruling request submitted to the IRS is to disregard the issuance and subsequent cancellation of the Cadbury plc “beverage shares” as transitory and without effect for U.S. federal income tax purposes. More particularly, the submission for a private letter ruling requests that the IRS disregard the form of the separation and distribution for U.S. federal income tax purposes and, instead, treat the separation and distribution for such purposes as (i) an exchange by Cadbury Schweppes stockholders of Cadbury Schweppes ordinary shares for Cadbury plc ordinary shares in a transaction qualifying for non-recognition treatment under Section 368(a)(1)(F) of the Internal Revenue Code, (ii) a distribution of the common stock of Cadbury Schweppes Americas Inc., the parent corporation of the Americas Beverages business, to holders of Cadbury plc ordinary shares in a transaction qualifying for non-recognition treatment under Section 355 of the Internal Revenue Code, and (iii) an exchange of Cadbury Schweppes Americas Inc. common stock for our common stock in a transaction qualifying for non-recognition treatment under Section 368(a)(1)(F) of the Internal Revenue Code.

Following such approach and assuming that the receipt of Cadbury plc ordinary shares or Cadbury plc ADRs and our common stock by holders of Cadbury Schweppes ordinary shares or Cadbury Schweppes ADRs (and certain related restructuring transactions) qualifies for non-recognition treatment under Sections 355 and 368(a)(1)(F) of the Internal Revenue Code, the following will result for U.S. federal income tax purposes:

(1) No gain or loss will be recognized by (and no amount will be included in the income of) a U.S. Holder upon the receipt of Cadbury plc ordinary shares or Cadbury plc ADRs and our common stock;

(2) Subject to clause (3) below, the aggregate tax basis of the Cadbury plc ordinary shares or Cadbury plc ADRs in the hands of a U.S. Holder immediately after the receipt of the Cadbury plc ordinary shares will be the same as the tax basis at which the U.S. Holder held its Cadbury Schweppes ordinary shares or Cadbury Schweppes ADRs immediately before the receipt of the Cadbury plc ordinary shares or Cadbury plc ADRs;

(3) The aggregate tax basis of the Cadbury plc ordinary shares or Cadbury plc ADRs (as determined pursuant to clause (2) above) and our common stock in the hands of a U.S. Holder immediately after the receipt of our common stock, including any fractional share interest for which cash is received, will be the same as the tax basis at which the U.S. Holder held its Cadbury plc ordinary shares or Cadbury plc ADRs immediately before the receipt of our common stock, and such aggregate tax basis will be allocated between the Cadbury plc ordinary shares or Cadbury plc ADRs and our common stock based upon their respective fair market values immediately after the receipt of our common stock;

(4) The holding period for each of the Cadbury plc ordinary shares or Cadbury plc ADRs and our common stock received by a U.S. Holder will include the period during which the U.S. Holder held its Cadbury Schweppes ordinary shares or Cadbury Schweppes ADRs; and

(5) A U.S. Holder who receives cash in lieu of a fractional share of Cadbury plc ordinary shares or our common stock will be treated as having sold such fractional share for cash and generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash received and the U.S. Holder’s tax basis in the fractional share. That capital gain or loss generally will be U.S. source long-term capital gain or loss if the U.S. Holder’s holding period for its Cadbury Schweppes ordinary shares or Cadbury Schweppes ADRs exceeds one year. The deductibility of capital losses is subject to limitations under the Internal Revenue Code. Any cash received from sales of fractional shares of Cadbury plc ordinary shares in pounds sterling will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the disposition proceeds are received by a U.S. Holder, regardless of whether the pounds sterling are converted into U.S. dollars at that time. Gain or loss, if any, recognized on the sale or disposition of pounds sterling generally will be ordinary U.S. source income or loss. However, if cash received in pounds sterling is converted into U.S. dollars on the day received, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of such cash; and

(6) Neither we nor Cadbury plc will recognize gain or loss in respect of the issuance and distribution of our common stock.

Treasury regulations governing Sections 355 and 368(a)(1)(F) of the Internal Revenue Code require that certain U.S. Holders with significant ownership in Cadbury Schweppes that receive Cadbury plc ordinary shares and our common stock attach a statement to their U.S. federal income tax return for the taxable year in which such receipt occurs, providing certain information with respect to the receipt of Cadbury plc ordinary shares and our common stock. To the extent required by Treasury regulations, U.S. Holders will be provided with the information necessary to comply with this requirement. U.S. Holders should consult their tax advisors in respect to the foregoing requirement.

If, in contrast to the statement above, the receipt of our common stock by holders of Cadbury plc ordinary shares or Cadbury plc ADRs did not qualify for non-recognition treatment under Section 355 of the Internal Revenue Code, then contrary to such statements, each U.S. Holder that receives our common stock will have: (1) a taxable dividend (provided, as is expected, Cadbury plc has sufficient current and accumulated earnings and profits (including the current and accumulated earnings and profits of Cadbury Schweppes) as determined for U.S. federal income purposes, or, if not so determined, dividend treatment will be presumed) in an amount equal to the fair market value of our common stock that was distributed to such U.S. Holder and the amount of cash received in lieu of a fractional share of our common stock (without reduction for any portion of such U.S. Holder’s tax basis in its Cadbury plc ordinary shares or Cadbury plc ADRs); and (2) a tax basis in our common stock received equal to the fair market value of such common stock on the date of receipt, and the holding period for that stock would begin the day after the date of receipt. Further, there would be no adjustment in tax basis for a U.S. Holder’s Cadbury plc ordinary shares or Cadbury plc ADRs and the tax basis of the Cadbury plc ordinary shares or Cadbury plc ADRs would equal the U.S. Holder’s tax basis in its Cadbury Schweppes ordinary shares or Cadbury Schweppes ADRs.

Under current law, assuming certain holding period and other requirements are met, U.S. Holders that are individual citizens or residents of the United States are subject to preferential U.S. federal income tax rates on dividends.

U.K. Tax Consequences.  A U.S. Holder will incur no U.K. tax upon the receipt of Cadbury plc “beverage shares,” Cadbury plc ordinary shares, Cadbury plc ADRs or our common stock (including cash received in lieu of a fractional share of Cadbury plc ordinary shares or our common stock, if such U.S. Holder is neither resident nor, in the case of individuals, ordinarily resident for tax purposes in the U.K. and does not carry on a trade, profession or vocation in the U.K. through a branch or agency or, in the case of a company, a permanent establishment where such shares have been used, held or acquired for the purpose of such branch, agency or permanent establishment).

Taxation of Dividends on Our Common Stock

U.S. Federal Income Tax Consequences.  If we make distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent not paid from our current or accumulated earnings and profits, distributions on our common stock will constitute a tax-free return of capital and will first be applied against and reduce a U.S. Holder’s adjusted basis in our common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of common stock. Dividends received by a corporate U.S. Holder will be eligible for the dividends received deduction if the U.S. Holder meets certain holding period and other applicable requirements. Dividends received by a non-corporate U.S. Holder will qualify for reduced rates of taxation if the U.S. Holder meets certain holding period and other applicable requirements.

Taxation of Dispositions of Our Common Stock

U.S. Federal Income Tax Consequences.  A U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of our common stock equal to the difference between (i) the sum of any cash received and the fair market value of any other property received, and (ii) the U.S. Holder’s adjusted tax basis in the common stock. Any capital gain or loss that a U.S. Holder recognizes will be long-term capital gain or loss if the U.S. Holder has held the stock for more than one year. Long-term capital gain of a non-corporate U.S. Holder is eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations under the Internal Revenue Code.

U.K. Tax Consequences.  A U.S. Holder who is neither resident nor, in the case of individuals, ordinarily resident for tax purposes in the U.K. will not be liable for U.K. tax on chargeable gains on the subsequent disposal or deemed disposal of our common stock unless the U.S. Holder carries on a trade, profession or vocation in the U.K. through a branch or agency or, in the case of a company, a permanent establishment and our common stock has been used, held or acquired for the purpose of such branch, agency or permanent establishment.

U.K. Stamp Duty and Stamp Duty Reserve Tax

No U.K. stamp duty or stamp duty reserve tax should be payable by a U.S. Holder as a result of the cancellation of Cadbury Schweppes ordinary shares and the issue of Cadbury plc “beverage shares” and Cadbury plc ordinary shares under the scheme of arrangement or as a result of the issue of our common stock under the Cadbury plc reduction of capital.

No U.K. stamp duty will be payable by a U.S. Holder on the transfer of our common stock, provided that any instrument of transfer is not executed in the United Kingdom and does not relate to any property situated, or to any matter or thing done or to be done, in the United Kingdom.

No U.K. stamp duty reserve tax will be payable by a U.S. Holder in respect of any agreement to transfer our common stock unless they are registered in a register kept in the United Kingdom by or on our behalf. It is not intended that such a register will be kept in the United Kingdom.

Where Cadbury plc ordinary shares are issued or transferred: (i) to, or to a nominee for, a person whose business is or includes the provision of clearance services; or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty (in the case of a transfer to such persons) or stamp duty reserve tax may be payable at the higher rate of 1.5% of the amount or value of the consideration payable or, in certain circumstances, the value of the Cadbury plc ordinary shares or, in the case of an issue to such persons, the issue price of the Cadbury plc ordinary shares (rounded up to the next £5 in the case of stamp duty). This liability for stamp duty or stamp duty reserve tax will strictly be accountable by the depositary or clearance service operator or their nominee, as the case may be, but will in practice generally be reimbursed by participants in the clearance service or depositary receipt scheme. Clearance services may opt, under certain circumstances, for the normal rate of stamp duty or stamp duty reserve tax (0.5% of the consideration paid) to apply to issues or transfers of Cadbury plc ordinary shares into, and to transactions within, such services instead of the higher rate of 1.5% generally applying to an issue or transfer of Cadbury plc ordinary shares into the clearance service and the exemption from stamp duty and stamp duty reserve tax on transfer of Cadbury plc ordinary shares while in the service. However, U.S. Holders who hold their Cadbury Schweppes ordinary shares in the form of Cadbury Schweppes ADRs should not suffer a 1.5% charge on the issue of Cadbury plc ordinary shares to the Cadbury plc depository and the receipt of Cadbury plc ADRs.

U.S. Information Reporting and Backup Withholding

Information reporting requirements will generally apply to U.S. Holders in respect of distributions on our common stock and the proceeds from a sale of our common stock, unless a U.S. Holder is a corporation or other person that is exempt from information reporting requirements. In addition, backup withholding of U.S. federal income tax will apply to those payments if a U.S. Holder fails to provide a taxpayer identification number and certain other information, or a certification of exempt status, or if the U.S. Holder fails to report in full interest and dividend income. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

The foregoing discussion of the material U.K. and U.S. federal tax consequences of the receipt of Cadbury plc “beverage shares,” Cadbury plc ordinary shares or Cadbury plc ADRs and the receipt, ownership and disposition of our common stock under current U.K. and U.S. federal tax law is for general information only and is subject to the qualifications and limitations set forth above. The foregoing does not purport to address all U.K. and U.S. federal tax consequences or tax consequences that may arise under the tax laws of other jurisdictions or that may apply to particular categories of holders of Cadbury Schweppes ordinary shares or Cadbury Schweppes ADRs. Holders are urged to consult their own tax advisors as to the particular tax consequences of the receipt of Cadbury plc “beverage shares,” Cadbury plc ordinary shares or Cadbury plc ADRs and the receipt, ownership and disposition of our common stock to them, including the effect of any non-UK and non-U.S. tax laws, and the effect of any repeals, revocations or modifications in tax laws that may affect the tax consequences described above.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form 10 under the Exchange Act, of which this information statement forms a part, with respect to our shares of common stock that holders of ordinary shares and ADRs of Cadbury Schweppes will receive in the distribution. This information statement does not contain all of the information contained in the registration statement and the exhibits to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For additional information relating to us, reference is made to the registration statement and the exhibits to the registration statement, which are on file with the SEC.

You may inspect and copy the registration statement and the exhibits to the registration statement that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the registration statement, including the exhibits and schedules to the registration statement.

Statements contained in this information statement as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit, reference is made to the copy of the contract or other documents filed as an exhibit to the registration statement. Each statement is qualified in all respects by the relevant reference.

As a result of the distribution, we will be required to comply with the full informational and reporting requirements of the Exchange Act. We will fulfill our obligations with respect to these requirements by filing Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Proxy Statements and Current Reports on Form 8-K and other information with the SEC.

After separation, we plan to make available, on our website            , our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Proxy Statements, Current Reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials with the SEC. In addition, we will post the charters of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee and our Code of Ethics on our website. These charters and Code of Ethics are not incorporated by reference in this information statement. We also will provide a copy of these documents free of charge to stockholders upon request by contacting Investor Relations at the address or telephone set forth in “Information Statement Summary — Questions and Answers About the Distribution — Who do I contact for information regarding Dr Pepper Snapple Group, Inc. and the distribution?”

DR PEPPER SNAPPLE GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Cadbury Schweppes plc and the Board of Directors of Dr Pepper Snapple Group, Inc.:

We have audited the accompanying combined balance sheets of Dr Pepper Snapple Group, Inc., formerly CSAB Inc., (the “Company”) as of December 31, 2007 and 2006, and the related combined statements of operations, cash flows and changes in invested equity for the fiscal years ended December 31, 2007, December 31, 2006 and January 1, 2006. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the fiscal years ended December 31, 2007, December 31, 2006 and January 1, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the combined financial statements of the Company include allocation of certain general corporate overhead costs from Cadbury Schweppes plc. These costs may not be reflective of the actual level of costs which would have been incurred had the Company operated as a separate entity apart from Cadbury Schweppes plc.

As discussed in Note 2 and Note 9 to the combined financial statements, the Company changed its method of accounting for stock based employee compensation as of January 3, 2005 and the Company changed its method of accounting for uncertainty in income taxes as of January 1, 2007, respectively.

Dallas, Texas
March 20, 2008

DR PEPPER SNAPPLE GROUP, INC.

COMBINED BALANCE SHEETS

	December 31,	December 31,
	2007	2006
	(In millions)

Assets
Current assets:
Cash and cash equivalents (Note 2)	$67	$35
Accounts receivable (Note 2):
Trade (net of allowances of $20 and $14, respectively)	538	562
Other	59	18
Related party receivable (Note 16)	66	5
Note receivable from related parties (Note 16)	1,527	579
Inventories (Notes 2 and 4)	325	300
Deferred tax assets (Notes 2 and 9)	81	61
Prepaid and other current assets (Note 2)	76	72

Total current assets	2,739	1,632
Property, plant and equipment, net (Notes 2 and 6)	868	755
Investments in unconsolidated subsidiaries (Note 7)	13	12
Goodwill (Notes 2 and 8)	3,183	3,180
Other intangible assets, net (Notes 2 and 8)	3,617	3,651
Other non-current assets (Note 2)	100	107
Non-current deferred tax assets (Notes 2 and 9)	8	9

Total assets	$10,528	$9,346

Liabilities and Invested Equity
Current liabilities:
Accounts payable and accrued expenses (Note 5)	$812	$788
Related party payable (Note 16)	175	183
Current portion of long-term debt payable to related parties (Note 10)	126	708
Income taxes payable (Notes 2 and 9)	22	12

Total current liabilities	1,135	1,691
Long-term debt payable to third parties (Note 10)	19	543
Long-term debt payable to related parties (Note 10)	2,893	2,541
Deferred tax liabilities (Notes 2 and 9)	1,324	1,292
Other non-current liabilities	136	29

Total liabilities	5,507	6,096
Commitments and contingencies (Note 11)
Cadbury Schweppes’ net investment	5,001	3,249
Accumulated other comprehensive income	20	1

Total invested equity	5,021	3,250

Total liabilities and invested equity	$10,528	$9,346

The accompanying notes are an integral part of these combined financial statements.

DR PEPPER SNAPPLE GROUP, INC.

COMBINED STATEMENTS OF OPERATIONS

	Fiscal Years Ended
	December 31,	December 31,	January 1,
	2007	2006	2006
	(In millions)

Net sales	$5,748	$4,735	$3,205
Cost of sales	2,617	1,994	1,120

Gross profit	3,131	2,741	2,085
Selling, general and administrative expenses	2,018	1,659	1,179
Depreciation and amortization	98	69	26
Impairment of intangible assets (Note 8)	6	—	—
Restructuring costs (Notes 2 and 12)	76	27	10
Gain on disposal of property and intangible assets	(71)	(32)	(36)

Income from operations	1,004	1,018	906
Interest expense	253	257	210
Interest income	(64)	(46)	(40)
Other expense (income)	(2)	2	(51)

Income before provision for income taxes, equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy	817	805	787
Provision for income taxes (Notes 2 and 9)	322	298	321

Income before equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy	495	507	466
Equity in earnings of unconsolidated subsidiaries	2	3	21

Income before cumulative effect of change in accounting policy	497	510	487
Cumulative effect of change in accounting policy, net of tax (Note 14)	—	—	10

Net income	$497	$510	$477

The accompanying notes are an integral part of these combined financial statements.

DR PEPPER SNAPPLE GROUP, INC.

COMBINED STATEMENTS OF CASH FLOWS

	Fiscal Years End
	December 31,	December 31,	January 1,
	2007	2006	2006
	(In millions)

Operating activities:
Net income	$497	$510	$477
Adjustments to reconcile net income to net cash provided by operations:
Depreciation expense	120	94	48
Amortization expense	49	45	31
Impairment of assets	6	—	—
Provision for doubtful accounts	11	4	1
Employee stock-based compensation expense	21	17	22
Excess tax benefit on stock-based compensation	(4)	(1)	(3)
Deferred income taxes	55	14	56
Gain on disposal of property and intangible assets	(71)	(32)	(36)
Equity in earnings of unconsolidated subsidiaries, net of tax	(2)	(3)	(21)
Cumulative effect of change in accounting policy, net of tax	—	—	10
Other, net	—	(6)	8
Changes in operating assets and liabilities, net of acquisitions:
Decrease (increase) in trade accounts receivable	32	(42)	8
(Increase) decrease in related party receivables	(57)	(2)	14
(Increase) decrease in other accounts receivable	(38)	46	(40)
(Increase) decrease in inventories	(14)	13	18
(Increase) decrease in prepaid expenses other current assets	(1)	8	(29)
Increase in other non-current assets	(8)	(3)	(19)
(Decrease) increase in accounts payable and accrued expenses	(5)	(104)	34
Increase in related party payables	12	13	17
Increase in income taxes payable	10	2	1
(Decrease) increase in other non-current liabilities	(10)	8	(14)

Net cash provided by operating activities	603	581	583

Investing activities:
Acquisition of subsidiaries, net of cash	(30)	(435)	—
Purchases of investments and intangible assets	(2)	(53)	(35)
Proceeds from disposals of investments and other assets	98	53	36
Purchases of property, plant and equipment	(230)	(158)	(44)
Proceeds from disposals of property, plant and equipment	6	16	5
Payments on notes receivables	1,008	166	680
Issuances of notes receivables	(1,937)	(91)	(359)

Net cash (used in) provided by investing activities	(1,087)	(502)	283

Financing activities
Proceeds from issuance of long-term debt	2,845	2,086	124
Repayment of long-term debt	(3,455)	(2,056)	(279)
Excess tax benefit on stock-based compensation	4	1	3
Cash distributions to Cadbury Schweppes	(213)	(80)	(381)
Change in Cadbury Schweppes’ net investment	1,334	(23)	(282)

Net cash provided by (used in) financing activities	515	(72)	(815)

Cash and cash equivalents — net change from:
Operating, investing and financing activities	31	7	51
Currency translation	1	—	(42)
Cash and cash equivalents at beginning of period	35	28	19

Cash and cash equivalents at end of period	$67	$35	$28

Supplemental cash flow disclosures of non-cash investing and financing activities:
Non-cash transfers of property, plant and equipment to other Cadbury Schweppes companies	$15	$15	$14
Non-cash transfers of operating assets and liabilities to other Cadbury Schweppes companies	22	16	22
Non-cash conversion of debt to equity contribution	—	—	300
Non-cash reduction in long term debt from Cadbury Schweppes net investment	263	383	—
Cadbury Schweppes or related entities acquisition payments reflected through Cadbury Schweppes’ net investment	17	23	27
Non-cash issuance of note payable related to acquisition	35	—	—
Non-cash assumption of debt related to acquisition payments by Cadbury Schweppes	35	—	—
Non-cash transfer of related party receivable to Cadbury Schweppes company	16	—	—
Operating liabilities expected to be reimbursed by Cadbury Schweppes	27	—	—
Non-cash reclassifications upon FIN 48 adoption	90	—	—
Supplemental cash flow disclosures:
Interest paid	$257	$204	$165
Income taxes paid	34	14	14

The accompanying notes are an integral part of these combined financial statements.

DR PEPPER SNAPPLE GROUP, INC.

COMBINED STATEMENTS OF CHANGES IN INVESTED EQUITY

	Cadbury	Accumulated
	Schweppes’	Other	Total
	Net	Comprehensive	Invested	Comprehensive
	Investment	Income (Loss)	Equity	Income
		(In millions)

Balance as of January 2, 2005	$2,116	$(9)	$2,107
Net income	477		477	$477
Distributions	(381)		(381)
Movement in Cadbury Schweppes’ investment, net	204		204
Other comprehensive income:
Net change in pension liability		(1)	(1)	(1)
Foreign currency translation adjustment		20	20	20

Comprehensive income				$496

Balance as of January 1, 2006	2,416	10	2,426
Net income	510		510	$510
Distributions	(80)		(80)
Movement in Cadbury Schweppes’ investment, net	403		403
Adoption of FAS 158 (Note 13)		(4)	(4)
Other comprehensive income:
Net change in pension liability		3	3	3
Foreign currency translation adjustment		(8)	(8)	(8)

Comprehensive income				$505

Balance as of December 31, 2006	3,249	1	3,250
Net income	497		497	$497
Movement in Cadbury Schweppes’ investment, net	1,484		1,484
Distributions	(213)		(213)
Adoption of FIN 48 (Note 9)	(16)		(16)
Other comprehensive income:
Net change in pension liability		3	3	3
Foreign currency translation adjustment		16	16	16

Comprehensive income				$516

Balance as of December 31, 2007	$5,001	$20	$5,021

The accompanying notes are an integral part of these combined financial statements.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
As of December 31, 2007 and December 31, 2006 and for the fiscal years ended December 31, 2007, December 31, 2006 and January 1, 2006
(Amounts in millions, except per share amounts)

1.	Background and Basis of Presentation

Background

Dr Pepper Snapple Group, Inc. (formerly known as CSAB, Inc.) (the “Company”) is a wholly-owned subsidiary of Cadbury Schweppes plc (“Cadbury Schweppes”) that was incorporated as a Delaware corporation on October 24, 2007 to own Cadbury Schweppes’ Americas Beverages business. This business will be transferred to the Company in connection with the separation of the Company from Cadbury Schweppes through the distribution of all its outstanding common shares to Cadbury Schweppes shareholders. The initial capitalization was two dollars. Prior to its ownership of Cadbury Schweppes’ Americas Beverages business, the Company did not have any operations. The Company conducts operations in the United States, Canada, Mexico and parts of the Caribbean.

The Company’s key brands include Dr Pepper, Snapple, 7UP, Mott’s, Sunkist, Hawaiian Punch, A&W, Canada Dry, Schweppes, Squirt, Clamato, Peñafiel, Mr & Mrs T, and Margaritaville.

Basis of Presentation

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The combined financial statements have been prepared on a “carve-out” basis from Cadbury Schweppes’ consolidated financial statements using the historical results of operations, assets and liabilities attributable to Cadbury Schweppes’ Americas Beverages business and include allocations of expenses from Cadbury Schweppes. This historical Cadbury Schweppes Americas Beverage information is our predecessor financial information. The Company eliminates from its financial results all intercompany transactions between entities included in the combination and the intercompany transactions with its equity method investees.

The combined financial statements may not be indicative of the Company’s future performance and do not necessarily reflect what its combined results of operations, financial position and cash flows would have been had the Company operated as an independent company during the periods presented. To the extent that an asset, liability, revenue or expense is directly associated with the Company, it is reflected in the accompanying combined financial statements.

Cadbury Schweppes currently provides certain corporate functions to the Company and costs associated with these functions have been allocated to the Company. These functions include corporate communications, regulatory, human resources and benefit management, treasury, investor relations, corporate controller, internal audit, Sarbanes Oxley compliance, information technology, corporate and legal compliance, and community affairs. The costs of such services have been allocated to the Company based on the most relevant allocation method to the service provided, primarily based on relative percentage of revenue or headcount. Management believes such allocations are reasonable; however, they may not be indicative of the actual expense that would have been incurred had the Company been operating as an independent company for the periods presented. The charges for these functions are included primarily in “selling, general and administrative expenses” in the Combined Statements of Operations.

The total invested equity represents Cadbury Schweppes’ interest in the recorded net assets of the Company. The net investment balance represents the cumulative net investment by Cadbury Schweppes in the Company through that date, including any prior net income or loss or other comprehensive income or loss attributed to the Company. Certain transactions between the Company and other related parties within the Cadbury Schweppes group, including allocated expenses, are also included in Cadbury Schweppes’ net investment.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The fiscal years presented are the year ended December 31, 2007, which is referred to as “2007,” the year ended December 31, 2006, which is referred to as “2006,” and the 52-week period ended January 1, 2006, which is referred to as “2005.” Effective 2006, the Company’s fiscal year ends on December 31 of each year. Prior to 2006, the Company’s fiscal year end date represented the Sunday closest to December 31 of each year.

2.	Significant Accounting Policies

Use of Estimates

The process of preparing financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amount of assets, liabilities, revenue and expenses. These estimates and judgments are based on historical experience, future expectations and other factors and assumptions the Company believes to be reasonable under the circumstances. These estimates and judgments are reviewed on an ongoing basis and are revised when necessary. Actual amounts may differ from these estimates. The Company’s most significant estimates and judgments include those relating to: revenue recognition, income taxes, pension and postretirement benefit obligations, stock based compensation and valuations of goodwill and other intangibles. Changes in estimates are recorded in the period of change.

Revenue Recognition

The Company recognizes sales revenue when all of the following have occurred: (1) delivery, (2) persuasive evidence of an agreement exists, (3) pricing is fixed or determinable and (4) collection is reasonably assured. Delivery is not considered to have occurred until the title and the risk of loss passes to the customer according to the terms of the contract between the Company and the customer. The timing of revenue recognition is largely dependent on contract terms. For sales to other customers that are designated in the contract as free-on-board destination, revenue is recognized when the product is delivered to and accepted at the customer’s delivery site.

In addition, the Company offers a variety of incentives and discounts to bottlers, customers and consumers through various programs to support the distribution of its products. These incentives and discounts include cash discounts, price allowances, volume based rebates, product placement fees and other financial support for items such as trade promotions, displays, new products, consumer incentives and advertising assistance. These incentives and discounts, collectively referred to as trade spend, are reflected as a reduction of gross sales to arrive at net sales. Trade spend for 2007 and 2006 includes the effect of the Company’s bottling acquisitions (see Note 3) where the amounts of such spend are larger than those related to other parts of its business. The aggregate deductions from gross sales recorded by the Company in relation to these programs were approximately $3,159 million, $2,440 million, and $928 million in 2007, 2006 and 2005, respectively. Net sales are also reported net of sales taxes and other similar taxes.

Transportation and Warehousing Costs

The Company incurred $736 million, $582 million and $292 million of transportation and warehousing costs in 2007, 2006 and 2005, respectively. These amounts, which primarily relate to shipping and handling costs, are included in selling, general and administrative expenses.

Cash and Cash Equivalents

Cash and cash equivalents include cash and investments in short-term, highly liquid securities, with original maturities of three months or less.

Concentration of Credit Risk

Financial instruments which subject the Company to potential credit risk consist of its cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high credit

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

quality financial institutions. Deposits with these financial institutions may exceed the amount of insurance provided; however, these deposits typically are redeemable upon demand and, therefore, the Company believes the financial risks associated with these financial instruments are minimal.

The Company performs ongoing credit evaluations of its customers, and generally does not require collateral on its accounts receivable. The Company estimates the need for allowances for potential credit losses based on historical collection activity and the facts and circumstances relevant to specific customers and records a provision for uncollectible accounts when collection is uncertain. The Company has not experienced significant credit related losses to date.

No single customer accounted for 10% or more of the Company’s trade accounts receivable for any period presented.

The principal raw materials the Company uses in the business are aluminum cans and ends, glass bottles, PET bottles and caps, paperboard packaging, high fructose corn syrup and other sweeteners, juice, fruit, electricity, fuel and water. Some raw materials the Company uses are available from only a few suppliers. If these suppliers are unable or unwilling to meet requirements, the Company could suffer shortages or substantial cost increases.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Past-due status is based on contractual terms on a customer-by-customer basis. The Company determines the required allowance using information such as its customer credit history, industry and market segment information, economic trends and conditions, credit reports and customer financial condition. The estimates can be affected by changes in the industry, customer credit issues or customer bankruptcies. Account balances are charged off against the allowance when it is determined that the receivable will not be recovered.

Activity in the allowance for doubtful accounts was as follows:

	2007	2006	2005

Balance, beginning of the year	$14	$10	$12
Net charge to costs and expenses	11	4	1
Acquisition of subsidiaries	—	3	—
Write-offs	(5)	(3)	(3)

Balance, end of the year	$20	$14	$10

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined for U.S. inventories substantially by the last-in, first-out (“LIFO”) valuation method and for non-U.S. inventories by the first-in, first-out (“FIFO”) valuation method. Inventories include raw materials, work-in-process, finished goods, packing materials, advertising materials, spare parts and other supplies. The costs of finished goods inventories include raw materials, direct labor and indirect production and overhead costs. Reserves for excess and obsolete inventories are based on an assessment of slow-moving and obsolete inventories, determined by historical usage and demand. Excess and obsolete inventory reserves were $17 million and $7 million as of December 31, 2007 and 2006, respectively.

Income Taxes

Income taxes are computed and reported on a separate return basis and accounted for using the asset and liability approach under Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes (“SFAS 109”). This method involves determining the temporary differences between combined assets and

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

liabilities recognized for financial reporting and the corresponding combined amounts recognized for tax purposes and computing the tax-related carryforwards at the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The resulting amounts are deferred tax assets or liabilities and the net changes represent the deferred tax expense or benefit for the year. The total of taxes currently payable per the tax return and the deferred tax expense or benefit represents the income tax expense or benefit for the year for financial reporting purposes.

The Company periodically assesses the likelihood of realizing its deferred tax assets based on the amount of deferred tax assets that the Company believes is more likely than not to be realized. The Company bases its judgment of the recoverability of its deferred tax asset, which includes U.S. federal and, to a lesser degree, state and foreign net operating loss, or NOL, carryforwards, primarily on historical earnings, its estimate of current and expected future earnings, prudent and feasible tax planning strategies, and current and future ownership changes.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and amortization, plus capitalized interest on borrowings during the actual construction period of major capital projects. Significant improvements which substantially extend the useful lives of assets are capitalized. The costs of major rebuilds and replacements of plant and equipment are capitalized, and expenditures for repairs and maintenance which do not improve or extend the life of the assets are expensed as incurred. When property, plant and equipment is sold or retired, the costs and the related accumulated depreciation are removed from the accounts, and the net gains or losses are recorded in “gain on disposal of property and intangible assets.” Leasehold improvements are amortized over the shorter of the estimated useful life of the assets or the lease term.

For financial reporting purposes, depreciation is computed on the straight-line method over the estimated useful asset lives as follows:

Asset	Useful Life

Buildings and improvements	25 to 40 years
Machinery and equipment	5 to 14 years
Vehicles	5 to 8 years
Vending machines	5 to 7 years
Computer software	3 to 8 years

Estimated useful lives are periodically reviewed and, when warranted, are updated. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss would be determined when estimated undiscounted future pre-tax cash flows from the use of the asset or group of assets, as defined, are less than its carrying amount. Measurement of an impairment loss is based on the excess of the carrying amount of the asset or group of assets over the long-live asset fair value. Fair value is generally measured using discounted cash flows.

Goodwill and Other Indefinite Lived Intangible Assets

The majority of the Company’s intangible asset balances are made up of goodwill and brands which the Company has determined to have indefinite useful lives. In arriving at the conclusion that a brand has an indefinite useful life, management reviews factors such as size, diversification and market share of each brand. Management expects to acquire, hold and support brands for an indefinite period through consumer marketing and promotional support. The Company also considers factors such as our ability to continue to protect the legal rights that arise from these brand names indefinitely or the absence of any regulatory, economic or competitive factors that could truncate the life of the brand name. If the criteria are not met to assign an indefinite life, the brand is amortized over its expected useful life.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The Company conducts impairment tests on goodwill and all indefinite lived intangible assets annually, as of December 31, or more frequently if circumstances indicate that the carrying amount of an asset may not be recoverable. The Company uses present value and other valuation techniques to make this assessment. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Impairment tests for goodwill include comparing the fair value of the respective reporting units, which are the Company’s segments, with their carrying amount, including goodwill. Goodwill is evaluated using a two-step impairment test at the reporting unit level. The first step compares the carrying amount of a reporting unit, including goodwill, with its fair value. If the carrying amount of a reporting unit exceeds its fair value, a second step is completed to determine the amount of goodwill impairment loss to record. In the second step, an implied fair value of the reporting unit’s goodwill is determined by allocating the fair value of the reporting unit to all of the assets and liabilities other than goodwill. The amount of impairment loss is equal to the excess of the carrying amount of the goodwill over the implied fair value of that goodwill.

Definite Lived Intangible Assets

Definite lived intangible assets are those assets deemed by the Company to have determinable finite useful lives. Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives as follows:

Intangible Assets	Useful Life

Brands	5 to 15 years
Bottler agreements and distribution rights	2 to 16 years
Customer relationships and contracts	5 to 10 years

Other Assets

The Company provides support to certain customers to cover various programs and initiatives to increase net sales. Costs of these programs and initiatives are recorded in “prepaid expenses and other current assets” and “other non-current assets.” These costs include contributions to customers or vendors for cold drink equipment used to market and sell the Company’s products.

The long-term portion of the costs for these programs is recorded in other non-current assets and subsequently amortized over the period to be directly benefited. These costs amounted to $86 million and $100 million, net of accumulated amortization, for 2007 and 2006, respectively. The amounts of these incentives are amortized based upon a methodology consistent with the Company’s contractual rights under these arrangements. The amortization charge for the cost of contributions to customers or vendors for cold drink equipment was $9 million, $16 million and $17 million for 2007, 2006 and 2005, respectively, and was recorded in “selling, general and administrative expenses” in the Combined Statements of Operations. The amortization charge for the cost of other programs and incentives was $10 million, $10 million and $11 million for 2007, 2006 and 2005, respectively, and was recorded as a deduction from gross sales.

Research and Development

Research and development costs are expensed when incurred and amounted to $24 million, $24 million and $21 million for 2007, 2006 and 2005, respectively. These expenses are recorded in “selling, general and administrative expenses” in the Combined Statements of Operations.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Advertising Expense

Advertising costs are expensed when incurred and amounted to approximately $387 million, $374 million and $377 million for 2007, 2006 and 2005, respectively. These expenses are recorded in “selling, general and administrative expenses” in the Combined Statements of Operations.

Restructuring Costs

The Company periodically records facility closing and reorganization charges when a facility for closure or other reorganization opportunity has been identified, a closure plan has been developed and the affected employees notified, all in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”).

Foreign Currency Translation

The functional currency of the Company’s operations outside the U.S. is the local currency of the country where the operations are located. The balance sheets of operations outside the U.S. are translated into U.S. Dollars at the end of year rates. The results of operations for the fiscal year are translated into U.S. Dollars at an annual average rate, calculated using month end exchange rates.

The following table sets forth exchange rate information for the periods and currencies indicated:

		Yearly
Mexican Peso to U.S. Dollar Exchange Rate	Year End	Average

2007	10.91	10.91
2006	10.79	10.86
2005	10.64	10.88

		Yearly
Canadian Dollar to U.S. Dollar Exchange Rate	Year End	Average

2007	1.00	1.07
2006	1.17	1.13
2005	1.17	1.21

Differences on exchange arising from the translation of opening balances sheets of these entities to the rate ruling at the end of the financial year are recognized in “accumulated other comprehensive income.” The exchange differences arising from the translation of foreign results from the average rate to the closing rate are also recognized in “accumulated other comprehensive income.” Such translation differences are recognized as income or expense in the period in which the Company disposes of the operations.

Transactions in foreign currencies are recorded at the approximate rate of exchange at the transaction date. Assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. All such differences are recorded in results of operations and amounted to less than $1 million, $5 million and $2 million in 2007, 2006 and 2005, respectively.

Fair Value of Financial Instruments

Pursuant to SFAS No. 107, Disclosure about Fair Value of Financial Instruments (“SFAS 107”), the Company is required to disclose an estimate of the fair value of its financial instruments as of December 31, 2007 and 2006. SFAS 107 defines the fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The carrying amounts reflected in the Combined Balance Sheets for cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximate fair value due to the short-term nature of their maturities.

The Company’s long-term debt was subject to variable and fixed interest rates that approximated market rates in 2007, 2006 and 2005. As a result, the Company believes the carrying value of long-term debt approximates fair value for these periods.

The carrying amount of the Company’s outstanding foreign-currency swaps is equivalent to fair value as of the respective dates in the Combined Balance Sheets.

Stock-Based Compensation

On January 3, 2005, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (“SFAS 123(R)”). SFAS 123(R) requires the recognition of compensation expense in the Combined Statement of Operations related to the fair value of employee share-based awards. The Company selected the modified prospective method of transition; accordingly, prior periods have not been restated. Upon adoption of SFAS 123(R), for awards which are classified as liabilities, the Company was required to reclassify the Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, (“APB 25”) historical compensation cost from equity to liability and to recognize the difference between this and the fair value liability through the statement of operations.

Under SFAS 123(R), the Company recognizes the cost of all unvested employee stock options on a straight-line attribution basis over their respective vesting periods, net of estimated forfeitures. In addition, the Company has certain employee share plans that contain inflation indexed earnings growth performance conditions. SFAS 123(R) requires plans with such performance criteria to be accounted for under the liability method. The liability method, as set out in SFAS 123(R), requires a liability be recorded on the balance sheet until awards have vested. Also, in calculating the income statement charge for share awards under the liability method as set out in SFAS 123(R), the fair value of each award must be remeasured at each reporting date until vesting.

The stock-based compensation plans in which the Company’s employees participate are described further in Note 14.

Pension and Postretirement Benefits

The Company has several pension and postretirement plans covering employees who satisfy age and length of service requirements. There are nine stand-alone and five multi-employer pension plans and five stand-alone and one multi-employer postretirement plans. Depending on the plan, pension and postretirement benefits are based on a combination of factors, which may include salary, age and years of service. One of the nine stand-alone plans is an unfunded pension plan that provides supplemental pension benefits to certain senior executives, and is accounted for as a defined contribution plan.

Pension expense has been determined in accordance with the principles of SFAS No. 87, Employers’ Accounting for Pensions which requires use of the “projected unit credit” method for financial reporting. The Company adopted the provisions of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — An amendment of Financial Accounting Standards Board Statements No. 87, 88, 106, and 132(R) (“SFAS 158”) related to recognizing the funded status of a benefit plan and the disclosure requirements on December 31, 2006. The Company has elected to defer the change of measurement date as permitted by SFAS 158 until December 31, 2008. The Company’s policy is to fund pension plans in accordance with the requirements of the Employee Retirement Income Security Act. Employee benefit plan obligations and expenses included in the Combined Financial Statements are determined from actuarial analyses based on plan assumptions, employee demographic data, years of service, compensation, benefits and claims paid and employer contributions.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Cadbury Schweppes sponsors the five multi-employer pension plans in which the Company’s employees participate, and therefore the Company accounts for these as defined contribution plans.

The expense related to the postretirement plans has been determined in accordance with SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions (“SFAS 106”). As stated in SFAS 106, the Company accrues the cost of these benefits during the years that employees render service to us.

New Accounting Standards

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141(R)”), which amends the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for its Company on January 1, 2009, and the Company will apply SFAS 141(R) prospectively to all business combinations subsequent to the effective date.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51 (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary and also establishes disclosure requirements that clearly identify and distinguish between the controlling and noncontrolling interests and requires the separate disclosure of income attributable to controlling and noncontrolling interests. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company will apply SFAS 160 prospectively to all applicable transactions subsequent to the effective date.

In June 2007, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 06-11 Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (“EITF 06-11”), which requires entities to record tax benefits on dividends or dividend equivalents that are charged to retained earnings for certain share-based awards to additional paid-in capital. In a share-based payment arrangement, employees may receive dividends or dividend equivalents on awards of nonvested equity shares, nonvested equity share units during the vesting period, and share options until the exercise date. Generally, the payment of such dividends can be treated as deductible compensation for tax purposes. The amount of tax benefits recognized in additional paid-in capital should be included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. EITF 06-11 is effective for fiscal years beginning after December 15, 2007, and interim periods within those years. The Company believes the adoption of EITF 06-11 will not have a material impact on its combined financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities including an amendment to FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for the Company January 1, 2008. The Company does not plan to apply SFAS 159 to any of its existing financial assets or liabilities and believes that the adoption of SFAS 159 would not have a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS 157 is effective for the Company January 1, 2008. A one-year deferral is in effect for nonfinancial assets and nonfinancial liabilities that are measured on a nonrecurring basis. The Company believes that the adoption of SFAS 157 will not have a material impact on its financial statements.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

3.	Acquisitions

On May 2, 2006, the Company acquired approximately 55% of the outstanding shares of Dr Pepper/Seven Up Bottling Group, Inc. (“DPSUBG”), which, combined with the Company’s pre-existing 45% ownership, resulted in the Company’s full ownership of DPSUBG. DPSUBG’s principal operations are the bottling and distribution of beverages produced by the Company’s Beverage Concentrates and Finished Goods segments, and certain beverages produced by third parties, all in North America. The Company acquired DPSUBG to strengthen the route-to-market of its North American beverage business.

The purchase price for the approximately 55% of DPSUBG the Company did not previously own was approximately $370 million, which consisted of $347 million cash paid by the Company and $23 million in related expenses paid by Cadbury Schweppes. The full purchase price was funded through related party debt with the subsidiaries of Cadbury Schweppes.

The acquisition was accounted for as a purchase under SFAS No. 141 Business Combinations. The following table summarizes the allocation of the purchase price to approximately 55% of DPSUBG’s assets and liabilities:

At
May 2,
2006

Current assets	$182
Investments	1
Property, plant and equipment	190
Intangible assets	410

Total assets acquired	783
Current liabilities	184
Long-term debt	358
Deferred tax liabilities	146
Other liabilities	131

Total liabilities assumed	819
Net liabilities assumed	(36)
Cash acquired	10
Goodwill	396

Total purchase price	$370

Included within the allocation of the purchase price in the table above are $410 million of intangible assets which includes indefinite lived Company-related bottler agreements of $282 million, $70 million of customer relationships and contracts and $48 million of non-Company-related bottler agreements being amortized over five to 10 years; and other intangible assets of $10 million being amortized over 10 years.

The results of DPSUBG have been included in the individual line items within the Combined Statement of Operations from May 2, 2006. Prior to this date, the existing investment in DPSUBG was accounted for by the equity method. Refer to Note 7.

The following unaudited pro forma summary presents the results of operations as if the acquisition of DPSUBG had occurred at the beginning of each fiscal year. The pro forma information may not be indicative of future performance.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	2006	2005

Net sales	$5,443	$5,019

Net income before cumulative effect of change in accounting principle	$500	$457

Net income	$500	$447

The Company also acquired All American Bottling Company (“AABC”) for $58 million on June 9, 2006, Seven Up Bottling Company of San Francisco (“Easley”) for $51 million on August 7, 2006 and Southeast-Atlantic Beverage Corporation (“SeaBev”) for $53 million on July 11, 2007. Goodwill of $20 million and identifiable intangible assets of $63 million were recorded. These acquisitions further strengthen the route-to-market of the Company’s North American beverage business.

The goodwill associated with these transactions has been assigned to the Bottling Group, Beverage Concentrates and Finished Goods segments. The amounts assigned to these segments were $195 million, $322 million and $233 million, respectively. The goodwill represents benefits of the acquisitions that are in addition to the fair value of the net assets acquired and the anticipated increased profitability arising from the future revenue and cost synergies arising from the combination. None of the goodwill is deductible for tax purposes.

Supplemental schedule of noncash investing activities:

In conjunction with the acquisitions of SeaBev, DPSUBG, AABC and Easley, the following liabilities were assumed:

	2007		2006
	SeaBev		DPSUBG	AABC	Easley

Fair value of assets acquired	$76	(1)	$1,189	$64	$99
Cash consideration paid by the Company	—		(347)	(58)	(51)
Cash expenses paid by Cadbury Schweppes	—		(23)	—	—

Liabilities assumed	76		819	6	48

(1)	Cash purchase price was paid by Cadbury Schweppes and increased related party debt balance accordingly.

4.	Inventories

Inventories consist of the following:

	December 31,	December 31,
	2007	2006

Raw materials	$110	$105
Work in process	—	5
Finished goods	245	214

Inventories at FIFO cost	355	324
Reduction to LIFO cost	(30)	(24)

Inventories	$325	$300

Percent of inventory accounted for by:
LIFO	92%	91%
FIFO	8%	9%

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

5.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following:

	December 31,	December 31,
	2007	2006

Trade accounts payable	$257	$256
Customer rebates	200	184
Accrued compensation	127	96
Other current liabilities	228	252

Accounts payable and accrued expenses	$812	$788

6.	Property, Plant and Equipment

	December 31,	December 31,
	2007	2006

Land	$90	$79
Buildings and improvements	284	265
Machinery and equipment	570	472
Vending machines	282	258
Software	125	105
Construction-in-progress	120	75

Gross property, plant and equipment	1,471	1,254
Less: accumulated depreciation and amortization	(603)	(499)

Net property, plant and equipment	$868	$755

As of December 31, 2007 and 2006, the amount reflected in “building and improvements” and “machinery and equipment” at cost included $23 million and $1 million of assets under capital lease, respectively. As of December 31, 2007 and 2006, the net book value of assets under capital lease was $22 million and $23 million, respectively.

Depreciation expense amounted to $120 million, $94 million and $48 million in 2007, 2006 and 2005, respectively.

Capitalized interest was $6 million, $3 million and $1 million during 2007, 2006 and 2005, respectively.

7.	Investments in Unconsolidated Subsidiaries

The Company has investments in 50% owned Mexican joint ventures accounted for under the equity method of accounting. The carrying value of the investments was $13 million and $12 million as of December 31, 2007 and 2006, respectively.

Dr Pepper/Seven Up Bottling Group

In 2005, Cadbury Schweppes purchased approximately 5% of DPSUBG, increasing its investment to approximately 45%. On May 2, 2006, the Company purchased the remaining 55% of DPSUBG. As a result DPSUBG became a fully-owned subsidiary and its results were combined from that date forward. Refer to Note 3. As of May 1, 2006 and as of January 1, 2006, the Company owned approximately 45% of DPSUBG. As of January 2,

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

2005, the investment in DPSUBG was approximately 40%. The following schedules summarize DPSUBG’s reported financial information:

As of
December 31,
2005

Current assets	$418
Noncurrent assets	1,557

Total assets	1,975
Current liabilities	368
Noncurrent liabilities	1,081

Total liabilities	1,449
Shareowner’s equity	526

Total liabilities and shareowner’s equity	$1,975

Company equity investment	$235

	January 1,	For The
	2006	Year Ended
	to May 1,	December 31,
	2006	2005

Net sales	$708	$2,042
Cost of goods sold	469	1,298

Gross profit	$239	$744

Operating income	$32	$134

Net income	$2	$45

8.	Goodwill and Other Intangible Assets

Changes in the carrying amount of the goodwill for the fiscal years ended December 31, 2007 and 2006 by reporting unit are as follows:

	Beverage	Finished	Bottling	Mexico and
	Concentrates	Goods	Group	the Caribbean	Total

Balance as of January 1, 2006	$1,415	$989	$2	$38	$2,444
Acquisitions	322	233	186	—	741
Changes due to currency and other	(4)	—	—	(1)	(5)

Balance as of December 31, 2006	$1,733	$1,222	$188	$37	$3,180
Acquisitions	—	—	7	—	7
Changes due to currency and other	(2)	(2)	—	—	(4)

Balance as of December 31, 2007	$1,731	$1,220	$195	$37	$3,183

The gross carrying amount and accumulated amortization of the Company’s intangible assets other than goodwill as of December 31, 2007 and December 31, 2006 are as follows:

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	Weighted
	Average	Beginning	Acquisitions,		Ending		Net
	Useful Life	Gross	(Disposals) &	Changes Due	Gross	Accumulated	Carrying
As of December 31, 2007	(years)	Amount	(Write-offs)	to Currency	Amount	Amortization	Amount

Intangible assets with indefinite lives:
Brands		$3,096	$(10)	$1	$3,087	$—	$3,087
Bottler agreements		392	6	—	398	—	398
Distributor rights		24	1	—	25	—	25
Intangible assets with finite lives:
Brands	9	29	—	—	29	(17)	12
Customer relationships	7	73	3	—	76	(20)	56
Bottler agreements	7	64	(7)	—	57	(19)	38
Distributor rights	2	—	2	—	2	(1)	1

Total		$3,678	$(5)	$1	$3,674	$(57)	$3,617

	Weighted
	Average	Beginning	Acquisitions,		Ending		Net
	Useful Life	Gross	(Disposals) &	Changes Due	Gross	Accumulated	Carrying
As of December 31, 2006	(years)	Amount	(Write-offs)	to Currency	Amount	Amortization	Amount

Intangible assets with indefinite lives:
Brands		$2,929	$168	$(1)	$3,096	$—	$3,096
Bottler agreements		—	392	—	392	—	392
Distributor rights		7	17	—	24	—	24
Intangible assets with finite lives:
Brands	8	19	10	—	29	(12)	17
Customer relationships	7	—	73	—	73	(8)	65
Bottler agreements	7	—	64	—	64	(7)	57
Distributor rights		—	—	—	—	—	—
Pension asset		2	(2)	—	—	—	—

Total		$2,957	$722	$(1)	$3,678	$(27)	$3,651

Amortization expense on intangible assets was $30 million, $19 million and $3 million in 2007, 2006 and 2005, respectively. No impairment expense was recognized in 2006 and 2005. Amortization expense of these intangible assets over the next five years is expected to be the following:

Aggregate
Amortization
Year	Expense

2008	28
2009	24
2010	24
2011	12
2012	6

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

In 2007, the Company recorded impairment charges of approximately $6 million, primarily related to the Accelerade brand. The Accelerade brand is a component of the Company’s Finished Goods operating segment. The fair values were determined using discounted cash flow analyses. Because the fair values were less than the carrying values of the assets, the Company recorded impairment charges to reduce the carrying values of the assets to their respective fair values. These impairment charges were recorded in “impairment of intangible assets” in the Combined Statement of Operations.

In 2007, following the termination of the Company’s distribution agreements for glacéau products, it received a payment of approximately $92 million. The Company recognized a net gain of $71 million after the write-off of associated assets.

In 2006, the Company sold the Slush Puppie business and certain related assets, which included certain brands with net book value of $14 million, to the ICEE Company for $23 million. The Company also sold the Grandma’s Molasses brand and certain related assets, which had a net book value of $0 million to B&G Foods for $30 million.

In 2005, the Company sold the Holland House brand, which had a net book value of $0 million, for $36 million to Mizkan Americas, Inc.

9.	Income Taxes

These financial statements reflect a tax provision as if the Company filed its own separate tax return. The Company, however, is included in the consolidated federal income tax return of Cadbury Schweppes Americas, Inc. and subsidiaries.

Income before income taxes and cumulative effect of change in accounting policy was as follows:

	2007	2006	2005

U.S.	$650	$698	$706
Non-U.S.	169	110	102

Total	$819	$808	$808

The provision for income taxes attributable to continuing operations has the following components:

	2007	2006	2005

Current:
Federal	$199	$220	$176
State	33	40	32
Non-U.S.	41	23	51

Total current provision	273	283	259

Deferred:
Federal	29	10	44
State	4	7	26
Non-U.S.	16	(2)	(8)

Total deferred provision	49	15	62

Total provision for income taxes	$322	$298	$321

In 2007, 2006 and 2005, the reported amount of income tax expense is different from the amount of income tax expense that would result from applying the federal statutory rate due principally to state taxes, tax reserves and the deduction for domestic production activity.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The following is a reconciliation of income taxes computed at the U.S. federal statutory tax rate to the income taxes reported in the Combined Statements of Operations:

	2007	2006	2005

Statutory federal income tax at 35%	$287	$283	$283
State income taxes, net	26	28	30
Impact of non-U.S. operations	(2)	(18)	7
Other	11	5	1

Total provision for income taxes	$322	$298	$321

Effective tax rate	39.3%	36.9%	39.7%

The tax effects of temporary differences giving rise to deferred income tax assets and liabilities were:

	December 31,	December 31,
	2007	2006

Deferred income tax assets:
Pension and postretirement benefits	$6	$10
Compensation accruals	25	26
Inventory	19	10
Net operating loss and credit carryforwards	5	9
Accrued liabilities	47	40
Other	69	23

	171	118

Deferred income tax liabilities:
Fixed assets	(124)	(104)
Intangible assets	(1,269)	(1,234)
Other	(13)	(2)

	(1,406)	(1,340)

Net deferred income tax liability	$(1,235)	$(1,222)

The major temporary differences that give rise to the net deferred tax liabilities are intangible assets and fixed asset depreciation. The Company has approximately $56 million of U.S. state and foreign net operating loss carryforwards as of December 31, 2007. Of this total, $52 million are state net operating losses. Net operating losses generated in the U.S. state jurisdictions, if unused, will expire from 2008 to 2027. The non-U.S. net operating loss carryforwards of $4 million will expire from 2008 to 2016. No valuation allowance has been provided on deferred tax assets as management believes it is more likely than not that the deferred income tax assets will be fully recoverable.

The Company files income tax returns in various U.S. federal, state and local jurisdictions. The Company also files income tax returns in various foreign jurisdictions, principally in Canada, Mexico and the United Kingdom. The U.S. and most state and local income tax returns for years prior to 2003 are considered closed to examination by applicable tax authorities. Federal income tax returns for 2004 and 2005 are currently under examination by the Internal Revenue Service. Certain Canadian tax returns remain open for audit from 2001 and forward, while the Mexican returns are open for tax years 2002 and forward.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), which is an interpretation of SFAS 109. The Company has adopted the provisions of FIN 48 effective

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

January 1, 2007, as required. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Under FIN 48, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by tax authorities assuming that the relevant taxing authorities have full knowledge of all relevant information. The tax benefits related to uncertain tax positions to be recorded in the financial statements should represent the maximum benefit that has a greater than fifty percent likelihood of being realized. Changes in judgment can occur between initial recognition through settlement or ultimate de-recognition based upon changes in facts, circumstances and information available at each reporting date.

The cumulative effect of adopting FIN 48 was a $16 million increase in tax reserves and a corresponding decrease to opening retained earnings at January 1, 2007. Upon adoption, the Company’s amount of gross unrecognized tax benefit at January 1, 2007 was $70 million.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Amount

Unrecognized tax benefits:
Amount at adoption of FIN 48	$70
Tax positions taken in prior periods:
Gross increases	11
Gross decreases	(9)
Tax positions taken in current period:
Gross increases	30
Gross decreases	—
Settlements with taxing authorities — cash paid	(4)
Lapse of applicable statute of limitations	—

Amount as of December 31, 2007	$98

The gross balance of unrecognized tax benefits of $98 million excluded $23 million of offsetting tax benefits. The net unrecognized tax benefits of $75 million includes $60 million that, if recognized, would benefit the effective income tax rate. It is reasonably possible that the effective tax rate will be impacted by the resolution of some matters audited by various taxing authorities within the next twelve months, but a reasonable estimate of such impact cannot be made at this time.

The Company accrues interest and penalties on its uncertain tax positions as a component of its provision for income taxes. The amount of interest the Company accrued for uncertain tax positions during 2007 was $3 million. There was also a reduction of interest and penalties of $5 million related to changes in estimates and payments during 2007. At December 31, 2007, the Company had a total of $14 million accrued for interest and penalties for its uncertain tax positions.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

10.	Long-term Obligations

Debt Payable to Related Parties

	December 31,	December 31,
	2007	2006

Loans payable to related parties, with various fixed and floating interest rates(a)	$3,019	$3,249
Less — Current portion	(126)	(708)

Long-term debt payable to related parties	$2,893	$2,541

(a) Debt agreements with related parties are as follows:

Cadbury Ireland Limited (“CIL”)

Total principal owed to CIL was $40 million for both 2007 and 2006, respectively. The debt bears interest at a floating rate based on 3-month LIBOR. Actual rates were 5.31% and 5.36% at December 31, 2007 and 2006, respectively. The outstanding principal balance is payable on demand and is included in “current portion of long-term debt.” The Company recorded $2 million, $2 million and $1 million of interest expense related to the debt for 2007, 2006 and 2005, respectively.

Cadbury Schweppes Finance plc, (“CSFPLC”)

The Company has a variety of debt agreements with CSFPLC with maturity dates ranging from May 2008 to May 2011. These agreements had a combined outstanding principal balance of $511 million and $2,937 million as of December 31, 2007 and 2006, respectively. As of December 31, 2007 and 2006, $511 million and $2,387 million of the debt was based upon a floating rate ranging between LIBOR plus 1.5% to LIBOR plus 2.5%. The remaining principal balance of $550 million as of December 31, 2006 had a stated fixed rate ranging from 5.76% to 5.95%. The Company recorded $65 million, $175 million and $99 million of interest expense related to these notes for 2007, 2006 and 2005, respectively.

Cadbury Schweppes Overseas Limited (“CSOL”)

Total principal owed to CSOL was $0 million and $22 million as of December 31, 2007 and 2006, respectively. The Company settled the note in November 2007. The debt bore interest at a floating rate based on Mexican LIBOR plus 1.5%. The actual interest rate was 9.89% at December 31, 2006. The Company recorded $2 million, $15 million and $40 million of interest expense related to the note for 2007, 2006 and 2005, respectively.

Cadbury Adams Canada, Inc. (“CACI”)

Total principal owed to CACI was $0 million and $15 million as of December 31, 2007 and 2006, respectively and is payable on demand. The debt bore interest at a floating rate based on 1 month Canadian LIBOR. The actual rate was 4.26% at December 31, 2006. The Company recorded $2 million of interest expense related to the debt for 2007 and less than $1 million for both 2006 and 2005.

Cadbury Schweppes Americas Holding BV (“CSAHBV”)

The Company has a variety of debt agreements with CSAHBV with maturity dates ranging from 2009 to 2017. These agreements had a combined outstanding principal balance of $2,468 million as of December 31, 2007 and bear interest at a floating rate ranging between 6-month USD LIBOR plus 0.75% to 6-month USD LIBOR plus 1.75%. The Company recorded $149 million of interest expense related to these notes for 2007.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Cadbury Schweppes Treasury America (“CSTA”)

Total principal owed to CSTA was $0 million and $235 million as of December 31, 2007 and 2006, respectively. The note carried a stated rate of 7.25% per annum. The note was purchased by an entity within the Company on May 23, 2007. The Company recorded $7 million and $11 million of interest expense related to these notes for 2007 and 2006, respectively.

Debt Payable to Third Parties

	December 31,	December 31,
	2007	2006

Note payable to a bank. Interest payments due quarterly (interest at CDOR(1) + .325%, due April 2008, payable in Canadian Dollars)(2)	$—	$114
Note payable to a bank. Interest payments due quarterly (interest at CDOR(1) + .45%, due April 2010, payable in Canadian Dollars)(2)	—	129
Bonds payable, 4.90% fixed interest rate. Interest payments due semiannually. Principal due December 2008. Payable in Canadian Dollars(3)	—	278
Capital leases	21	24

Total	21	545
Less current installments	(2)	(2)

Long-term debt payable to third parties	$19	$543

(1)	CDOR is the average of the annual rates for Canadian Dollar bankers’ acceptances having the specified term and face amount of the banks named in Schedule 1 of the Canadian Bank Act

(2)	On August 29, 2007, the Company transferred the notes payable to bank obligations of $281 million to a subsidiary of Cadbury Schweppes, with no potential for future recourse against the Company.

(3)	On August 31, 2007, the Company paid off the outstanding balance of bonds payable.

Long-Term Debt Maturities

Long-term debt maturities, excluding capital leases, for the next five years are as follows:

2008	$126
2009	494
2010	—
2011	425
2012	740
Thereafter	1,234

$3,019

Lines of Credit

As of December 31, 2007, the Company had available credit lines totaling $45 million. The Company had letters of credit totaling $9 million outstanding under its existing credit line facilities. Accordingly, the Company’s maximum borrowing base under these facilities was $36 million. The Company also had additional unused letters of credit totaling $23 million for its Bottling Group operations that were not related to any existing credit facilities.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Lease Commitments

The Company has leases for certain facilities and equipment which expire at various dates through 2020. Operating lease expense was $46 million, $39 million and $21 million in 2007, 2006 and 2005, respectively, and was not offset by any sublease rental income. Future minimum lease payments under capital and operating leases with initial or remaining noncancellable lease terms in excess of one year as of December 31, 2007 are as follows:

	Operating	Capital
	Leases	Leases

2008	$72	$5
2009	53	5
2010	45	5
2011	36	4
2012	29	4
Thereafter	46	7

Total minimum lease payments	$281	30

Less imputed interest at rates ranging from 6.5% to 12.6%		(9)

Present value of minimum lease payments		$21

The future minimum lease commitments for leases that have been expensed as part of restructuring provisions in earlier years are not included in the above table. Of the $21 million above, $19 million is included in “long-term capital lease obligations”, and $2 million is included in “accounts payable and accrued expenses.”

11.	Commitments and Contingencies

Legal Matters

The Company is occasionally subject to litigation or other legal proceedings. Set forth below is a description of the Company’s significant pending legal matters and one recently settled legal matter. Although the estimated range of loss, if any, for the pending legal matters described below cannot be estimated at this time, the Company does not believe that the outcome of these, or any other, pending legal matters, individually or collectively, will have a material adverse effect on the business or financial condition of the Company although such matters may have a materially adverse effect on the Company’s results of operations in a particular period.

Snapple Distributor Litigation

In 2004, one of the Company’s subsidiaries, Snapple Beverage Corp., and several affiliated entities of Snapple Beverage Corp., including Snapple Distributors, Inc., were sued in United States District Court, Southern District of New York, by 57 area route distributors for alleged price discrimination, breach of contract, retaliation, tortious interference and breach of the implied duty of good faith and fair dealing arising out of their respective area route distributor agreements. Each plaintiff sought damages in excess of $225 million. The plaintiffs initially filed the case as a class action but withdrew their class certification motion. They are proceeding as individual plaintiffs but the cases have been consolidated for discovery and procedural purposes. On September 14, 2007, the court granted the Company’s motion for summary judgment, dismissing the plaintiff’s federal claims of price discrimination and dismissing, without prejudice, the plaintiff’s remaining claims under state law. The plaintiffs have filed an appeal of the decision and may decide to re-file the state law claims in state court. The Company believes it has meritorious defenses with respect to the appeal and will defend itself vigorously. However, there is no assurance that the outcome of the appeal, or any trial, if claims are refiled, will be in the Company’s favor.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Holk & Weiner Snapple Litigation

In 2007, Snapple Beverage Corp. was sued by Stacy Holk, in New Jersey Superior Court, Monmouth County, and by Hernant Mehta in the U.S. District Court, Southern District of New York. The plaintiffs filed the case as a class action. The plaintiffs allege that Snapple’s labeling of certain of its drinks is misleading and/or deceptive. The plaintiffs seek unspecified damages on behalf of the class, including enjoining Snapple from various labeling practices, disgorging profits, reimbursing of monies paid for product and treble damages. The Mehta case in New York has since been dropped by the plaintiff. However, the attorneys in the Holk, New Jersey case and a new plaintiff, Evan Weiner, have since filed a new action in New York substantially similar to the New Jersey action. In each case, the Company has filed motions to dismiss the plaintiff’s claims on a variety of grounds. The Company believes it has meritorious defenses to the claims asserted and will defend itself vigorously. However, there is no assurance that the outcome of the Company’s motions or at trial will be in its favor.

Nicolas Steele v. Seven Up/RC Bottling Company Inc.
Robert Jones v. Seven Up/RC Bottling Company of Southern California, Inc.
California Wage Audit

In 2007, one of the Company’s subsidiaries, Seven Up/RC Bottling Company Inc., was sued by Nicolas Steele, and in a separate action by Robert Jones, in each case in Superior Court in the State of California (Orange County), alleging that its subsidiary failed to provide meal and rest periods and itemized wage statements in accordance with applicable California wage and hour law. The cases have been filed as class actions. The classes, which have not yet been certified, consist of all employees of one of the Company’s subsidiaries who have held a merchandiser or delivery driver position in southern California in the past three years. The potential class size could be substantially higher, due to the number of individuals who have held these positions over the three year period. On behalf of the classes, the plaintiffs claim lost wages, waiting time penalties and other penalties for each violation of the statute. The Company believes it has meritorious defenses to the claims asserted and will defend itself vigorously. However, there is no assurance that the outcome of this matter will be in its favor.

The Company has been requested to conduct an audit of its meal and rest periods for all non-exempt employees in California at the direction of the California Department of Labor. At this time, the Company has declined to conduct such an audit until there is judicial clarification of the intent of the statute. The Company cannot predict the outcome of such an audit.

Dr Pepper Bottling Company of Texas, Inc. Shareholder Litigation

On June 1, 2007, the Company settled a lawsuit brought in 1999 by certain stockholders of Dr Pepper Bottling Company of Texas, Inc. for $47 million, which included $15 million of interest. The lawsuit was assumed as part of the DPSUBG acquisition (see Note 3) and was fully reserved as of December 31, 2006.

Environmental, Health and Safety Matters

The Company operates many manufacturing, bottling and distribution facilities. In these and other aspects of the Company’s business, it is subject to a variety of federal, state and local environment, health and safety laws and regulations. The Company maintains environmental, health and safety policies and a quality, environmental, health and safety program designed to ensure compliance with applicable laws and regulations. However, the nature of the Company’s business exposes it to the risk of claims with respect to environmental, health and safety matters, and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims. However, the Company is not currently named as a party in any judicial or administrative proceeding relating to environmental, health and safety matters which would materially affect its operations.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

12.	Restructuring Costs

Restructuring charges during 2007, 2006 and 2005 were as follows:

Operating Segment	2007	2006	2005

Beverage Concentrates	$24	$5	$1
Finished Goods	20	3	3
Bottling Group	16	8	—
Mexico and Caribbean	7	3	1
Corporate	9	8	5

Total Restructuring Costs	$76	$27	$10

The Company implements restructuring programs from time to time and incurs costs that are designed to improve operating effectiveness and lower costs. These programs have included closure of manufacturing plants, reductions in force, integration of back office operations and outsourcing of certain transactional activities. When the Company implements these programs, it incurs various charges, including severance and other employment-related costs.

The charges recorded during 2007 are primarily related to the following:

•	Organizational restructuring announced on October 10, 2007. As of December 31, 2007, this restructuring, which was intended to create a more efficient organization, resulted in the reduction of approximately 450 employees in the Company’s corporate, sales and supply chain functions and included approximately 98 employees in Plano, Texas, 131 employees in Rye Brook, New York and 54 employees in Aspers, Pennsylvania, with the balance occurring at a number of sites located in the United States, Canada and Mexico. The restructuring also includes the closure of two manufacturing facilities in Denver, Colorado (closed in December 2007) and Waterloo, New York (due to close in March 2008). The employee reductions and facilities closures are expected to be completed by June 2008. As a result of this restructuring, the Company recognized a charge of $32 million in 2007.

•	Continued integration of the Bottling Group, which was initiated in 2006, resulted in charges of $21 million.

•	Integration of technology facilities initiated in 2007.

•	Closure of the St. Catharines facility initiated in 2007.

The charges recorded during 2006 are primarily related to the following:

•	Integration of the Bottling Group initiated in 2006; and

•	Outsourcing initiatives of the Company’s back office operations service center and a reorganization of the Company’s IT operations initiated in 2006.

The charges recorded during 2005 are primarily related to the following:

•	Implementation of additional phases of the Company’s back office operations service center initiated in 2004; and

•	Closure of the North Brunswick plant initiated in 2004.

The Company expects to incur approximately $42 million of total pre-tax, non-recurring charges in 2008 with respect to the restructuring items discussed above.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Restructuring liabilities along with charges to expense, cash payment and non-cash charges were as follows:

	Workforce
	Reduction	Asset	External	Closure
	Costs	Write-off	Consulting	Costs	Other	Total

Balance at January 2, 2005	$5	$—	$—	$—	$2	$7
2005 Charges	2	—	5	1	2	10
2005 Cash payments	(7)	—	(10)	(1)	(3)	(21)
Due to/from Cadbury Schweppes	1	—	5	—	—	6

Balance at January 1, 2006	1	—	—	—	1	2
2006 Charges	9	3	9	1	5	27
2006 Cash payments	(7)	—	(12)	(1)	(6)	(26)
Due to/from Cadbury Schweppes	(1)	(3)	3	—	—	(1)

Balance at December 31, 2006	2	—	—	—	—	2
2007 Charges	47	3	10	5	11	76
2007 Cash payments	(22)	—	(13)	(5)	(12)	(52)
Due to/from Cadbury Schweppes	2	(3)	4	—	1	4

Balance at December 31, 2007	$29	$—	$1	$—	$—	$30

Restructuring liabilities are included in “accounts payable and accrued expenses.”

Restructuring charges recorded by each operating segment were as follows:

Beverage Concentrates

Beverage Concentrates recorded restructuring costs of $24 million, $5 million and $1 million in 2007, 2006 and 2005, respectively. During 2007, the costs primarily related to the organizational restructuring. There were also additional costs related to various other cost reduction and efficiency initiatives. The cost reduction and efficiency initiatives primarily related to the alignment of management information systems, the consolidation of the back office operations from the acquired businesses, the elimination of duplicate employees, and employee relocations. The Beverage Concentrates segment expects to incur additional charges related to these restructuring plans of approximately $15 million over the next year.

During 2006 and 2005, the charges mainly related to the integration of the Bottling Group with existing businesses of American Beverages.

Finished Goods

Finished Goods recorded restructuring costs of $20 million, $3 million and $3 million in 2007, 2006 and 2005, respectively. During 2007, the costs primarily related to the organizational restructuring in a number of sites located in the United States and Canada. The Finished Goods segment expects to incur additional charges related to this restructuring plan of approximately $11 million over the next year.

During 2006, the costs primarily related to the integration of the Bottling Group. During 2005, the charges mainly related to the integration of Finished Goods into the existing business of Americas Beverages. These respective activities were completed in 2007.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Bottling Group

Bottling Group recorded restructuring costs of $16 million and $8 million in 2007 and 2006, respectively, primarily related to the integration of the Bottling Group as discussed above. Bottling Group expects to incur additional costs related to their restructuring plan of approximately $13 million over the next year.

Mexico and the Caribbean

Mexico and the Caribbean recorded restructuring costs of $7 million, $3 million and $1 million in 2007, 2006 and 2005, respectively. The costs primarily related to restructuring actions initiated in 2003 to outsource the activities of Mexico and the Caribbean’s warehousing and distribution processes. During 2007, there were also costs related to the organizational restructuring in a number of sites located in Mexico. The cumulative amount related to the reduction in force incurred to date is $1 million. The Company expects to incur additional costs related to this restructuring plan of approximately $2 million over the next year.

Corporate

The Company recorded corporate restructuring costs of $9 million, $8 million and $5 million in 2007, 2006 and 2005, respectively. During 2007, the costs primarily related to the organizational restructuring. The Company has incurred cumulative costs of $3 million to date and expects to incur additional costs related to this restructuring plan of approximately $1 million over the next year.

During 2006, the costs primarily related to restructuring actions initiated in 2006, and the human resource outsourcing program that was initiated in 2005. No further costs are expected to be incurred by the Company in respect of these programs. During 2005, the charges mainly related to the outsourcing of human resources activities in Latin America and the global outsourcing of shared business services that were both initiated in 2005. The human resource outsourcing program was complete in 2005.

13.	Employee Benefit Plans

Pension and Postretirement Plans

The Company has nine stand-alone non-contributory defined benefit plans each with a measurement date of September 30. To participate in the defined benefit plans, employees must have been employed by the Company for at least one year.

The Company has five stand-alone postretirement health care plans, which provide benefits to a defined group of employees at the discretion of the Company. These postretirement benefits are limited to eligible expenses and are subject to deductibles, co-payment provisions, and lifetime maximum amounts on coverage. Employee benefit plan obligations and expenses included in the combined financial statements are determined from actuarial analyses based on plan assumptions; employee demographic data, including years of service and compensation; benefits and claims paid; and employer contributions. These funds are funded as benefits are paid, and therefore do not have an investment strategy or targeted allocations for plan assets.

Cadbury Schweppes sponsors five defined benefit plans and one postretirement health care plan in which employees of the Company participate. Expenses related to these plans were determined by specifically identifying the costs for the Company’s participants.

SFAS 158 requires that beginning in 2008, assumptions used to measure the Company’s annual pension and postretirement medical expenses be determined as of the balance sheet date and all plan assets and liabilities be reported as of that date. For fiscal years ending December 31, 2007 and prior, the majority of the Company’s pension and other postretirement plans used a September 30 measurement date and all plan assets and obligations were generally reported as of that date.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

U.S. Plans

The following table summarizes the components of net periodic benefit cost for the U.S. defined benefit plans recognized in the Combined Statements of Operations:

	2007	2006	2005

Service cost	$1	$1	$1
Interest cost	3	2	1
Expected return on assets	(4)	(2)	(1)
Curtailments/settlements	(1)	—	—

Net periodic benefit costs	$(1)	$1	$1

Total net periodic benefit cost for the U.S. postretirement plans was less than $0.5 million for 2007, 2006 and 2005. The estimated prior service cost and estimated net loss for the U.S. plans that will be amortized from accumulated other comprehensive loss into periodic benefit cost in 2008 is each less than $0.5 million.

The following table summarizes the projected benefit obligation for U.S. plans as of December 31, 2007 and 2006:

			Post-
			retirement
	Pension Plans		Benefit Plans
	2007	2006	2007	2006

As of beginning of year	$58	$21	$6	$4
Service cost	1	1	—	—
Interest cost	3	2	—	—
Acquired in business combinations	—	35	—	2
Actuarial gain/(loss)	(4)	—	1	—
Benefits paid	(3)	(1)	(1)	—
Curtailments/settlements	(9)	—	—	—

As of end of year	$46	$58	$6	$6

Accumulated benefit obligations	$46	$57	$5	$5

The principal assumptions related to the U.S. defined benefit plans and postretirement benefit plans are shown below:

	Pension Plans			Postretirement Benefit Plan
	2007	2006	2005	2007	2006	2005

Weighted-average discount rate	5.90%	5.72%	5.50%	5.90%	5.90%	5.50%
Expected long-term rate of return on assets	7.30%	7.53%	7.30%	N/A	N/A	N/A
Rate of increase in compensation levels	N/A	N/A	N/A	N/A	4.00%	4.00%

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The following table is a reconciliation of the U.S. defined benefit pension plans’ assets:

	2007	2006

Fair value of plan assets
As of beginning of year	$56	$19
Actual return of plan assets	7	2
Employer contribution	2	2
Acquired in business combinations	—	34
Actuarial gain/loss	—	1
Benefits paid	(3)	(2)
Special termination benefits	(9)	—

As of end of year	$53	$56

Benefits paid from the U.S. post-retirement plans were $1 million in 2007 and less than $0.5 million in 2006. The expected long-term rate of return on U.S. pension fund assets held by the Company’s pension trusts was determined based on several factors, including input from pension investment consultants and projected long-term returns of broad equity and bond indices. The plans’ historical returns were also considered. The expected long-term rate of return on the assets in the plans was based on an asset allocation assumption of about 60% with equity managers, with expected long-term rates of return of approximately 8.5%, and 40% with fixed income managers, with an expected long-term rate of return of about 5.5%. The actual asset allocation is regularly reviewed and periodically rebalanced to the targeted allocation when considered appropriate.

The asset allocation for the U.S. defined benefit pension plans for December 31, 2007 and 2006 are as follows:

	Percentage of Plan Assets
	December 31,	December 31,
Asset Category	2007	2006

Equity securities	60%	60%
Fixed income	40%	40%

Total	100%	100%

The following table summarizes the Company’s funded status for the U.S. plans as of December 31, 2007 and 2006:

	Pension Plans		Postretirement Benefit Plans
	December 31,	December 31,	December 31,	December 31,
	2007	2006	2007	2006

Projected benefit obligation	$(46)	$(58)	$(5)	$(6)
Plan assets at fair value	53	56	—	—

Funded status of plan	$7	$(2)	$(5)	$(6)

Funded status — overfunded	$8	$2	$—	$—
Funded status — underfunded	(1)	(4)	(5)	(6)

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The following table summarizes amounts recognized in the balance sheets related to the U.S. plans as of December 31, 2007 and 2006:

			Postretirement
	Pension Plans		Benefit Plans
	December 31,	December 31,	December 31,	December 31,
	2007	2006	2007	2006

Other assets	$8	$2	$—	$—
Current liabilities	—	—	(1)	(1)
Non-current liabilities	(1)	(4)	(4)	(5)
Accumulated other comprehensive income	—	6	1	(1)

Net amount recognized	$7	$4	$(4)	$(7)

The following table summarizes amounts included in “accumulated other comprehensive income” for the U.S. plans as of December 31, 2007 and 2006:

			Postretirement
	Pension Plans		Benefit Plans
	December 31,	December 31,	December 31,	December 31,
	2007	2006	2007	2006

Prior service cost	$2	$2	$—	$—
Net (gains) losses	(2)	4	1	(1)

Amounts in accumulated other comprehensive (income) loss	$—	$6	$1	$(1)

The following table summarizes key pension plan information regarding plans whose accumulated benefit obligations exceed the fair value of their respective plan assets:

			Postretirement
	Pension Plans		Benefit Plans
	December 31,	December 31,	December 31,	December 31,
	2007	2006	2007	2006

Projected benefit obligation	$10	$22	$5	$6
Accumulated benefit obligation	10	22	—	—
Fair value of plan assets	9	20	—	—

The following table summarizes the expected cash activity for the U.S. defined benefit plans and postretirement benefit plans in the future:

		Postretirement
Year	Pension Plans	Benefit Plans

Company contributions — 2008	$—	$—
Benefit payments
2008	2	1
2009	2	1
2010	2	1
2011	2	1
2012	2	1
2013 - 2017	15	2

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

For measuring the expected postretirement benefit obligation for the U.S. plans, the following health care cost trend rate assumptions were used:

Years	Rate

2007	9%
2008 - 2015	0.5% reduction each year to an ultimate rate of 5% in 2015

The effect of a 1% increase or decrease in health care trend rates on the U.S. postretirement benefit plans would change the benefit obligation at the end of the year and the service cost plus interest cost by less than $0.5 million.

Foreign Plans

The following table summarizes the components of net periodic benefit cost related to foreign defined benefit plans recognized in the Combined Statements of Operations:

	2007	2006	2005

Service cost	$1	$1	$1
Interest cost	1	1	1
Expected return on assets	(1)	(1)	(1)

Net periodic benefit costs	$1	$1	$1

Total net periodic benefit cost for the foreign postretirement plans was less than $0.5 million for 2007, 2006 and 2005. The estimated prior service cost and estimated net loss for the foreign plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2008 are each less than $0.5 million.

The following table summarizes the projected benefit obligation for foreign plans as of December 31, 2007 and 2006:

			Postretirement
	Pension Plans		Benefit Plans
	2007	2006	2007	2006

As of beginning of year	$18	$18	$2	$4
Service cost	1	1	—	—
Interest cost	1	1	—	—
Exchange Adjustments	2	—	—	—
Actuarial (gain)/loss	(2)	—	1	(2)
Benefits paid	—	(1)	—	—
Curtailments/settlements	—	(1)	—	—

As of end of year	$20	$18	$3	$2

Accumulated benefit obligations	$19	$17	$3	$2

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The principal assumptions related to the foreign defined benefit plans and postretirement benefit plans are shown below:

				Postretirement
	Pension Plans			Benefit Plans
	2007	2006	2005	2007	2006	2005

Weighted-average discount rate	6.06%	5.98%	6.09%	5.25%	5.98%	6.09%
Expected long-term rate of return on assets	7.56%	7.61%	7.74%	N/A	N/A	N/A
Rate of increase in compensation levels	3.81%	4.13%	4.27%	3.50%	4.50%	5.00%

The following table is a reconciliation of the foreign defined benefit pension plans’ assets:

	2007	2006

Fair value of plan assets
As of beginning of year	$16	$14
Actual return of plan assets	—	2
Employer contribution	1	1
Exchange adjustments	1	—
Benefits paid	(1)	(1)

As of end of year	$17	$16

Benefits paid from the foreign postretirement plans were less than $0.5 million for 2007 and 2006.

The expected long-term rate of return on foreign pension fund assets held by the Company’s pension trusts was determined based on several factors, including input from pension investment consultants and projected long-term returns of broad equity and bond indices. The plans’ historical returns were also considered. The expected long-term rate of return on the assets in the plans was based on an asset allocation assumption of about 44% with equity managers, with expected long-term rates of return of approximately 8.5%, and 56% with fixed income managers, with an expected long-term rate of return of about 5.9%. The actual asset allocation is regularly reviewed and periodically rebalanced to the targeted allocation when considered appropriate.

The asset allocation for the foreign defined benefit pension plans as of December 31, 2007 and 2006 are as follows:

	Percentage of Plan Assets
	December 31,	December 31,
Asset Category	2007	2006

Equity securities	44%	43%
Fixed income	56%	57%

Total	100%	100%

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the Company’s funded status for the foreign plans as of December 31, 2007 and 2006:

	Pension Plans		Postretirement Benefit Plans
	December 31,	December 31,	December 31,	December 31,
	2007	2006	2007	2006

Projected benefit obligation	$(20)	$(18)	$(3)	$(2)
Plan assets at fair value	17	16	—	—

Funded status of plan	$(3)	$(2)	$(3)	$(2)

Funded status — overfunded	$2	$2	$—	$—
Funded status — underfunded	(5)	(4)	(3)	(2)

The following table summarizes amounts recognized in the Combined Balance Sheets related to the foreign plans as of December 31, 2007 and 2006:

	Pension Plans		Postretirement Benefit Plans
	December 31,	December 31,	December 31,	December 31,
	2007	2006	2007	2006

Other assets	$2	$2	$—	$—
Non-current liabilities	(5)	(4)	(3)	(3)
Accumulated other comprehensive (income) loss	5	6	(2)	(2)

Net amount recognized	$2	$4	$(5)	$(5)

The following table summarizes amounts included in accumulated other comprehensive (income) loss for the foreign defined benefit plans as of December 31, 2007 and 2006:

	Pension Plans		Postretirement Benefit Plans
	December 31,	December 31,	December 31,	December 31,
	2007	2006	2007	2006

Prior service cost	$—	$—	$(1)	$(1)
Net (gains) losses	5	6	(1)	(1)

Amounts in accumulated other comprehensive (income) loss	$5	$6	$(2)	$(2)

The following table summarizes key pension plan information regarding plans whose accumulated benefit obligations exceed the fair value of their respective plan assets:

	Pension Plans		Postretirement Benefit Plans
	December 31,	December 31,	December 31,	December 31,
	2007	2006	2007	2006

Projected benefit obligation	$17	$15	$3	$2
Accumulated benefit obligation	17	15	—	—
Fair value of plan assets	13	11	—	—

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the expected cash activity for the foreign defined benefit plans and postretirement benefit plans in the future:

		Postretirement
Year	Pension Plans	Benefit Plans

Company contributions — 2008	$1	$—
Benefit payments
2008	1	—
2009	1	—
2010	1	—
2011	1	—
2012	1	—
2013 - 2017	6	1

For measuring the expected postretirement benefit obligation for the foreign plans, the following health care cost trend rate assumptions were used:

Years	Rate

2007	9%
2008 - 2015	0.5% reduction each year to an ultimate rate of 5% in 2015

The effect of a 1% increase or decrease in health care trend rates on the foreign postretirement benefit plans would change the benefit obligation at the end of the year and the service cost plus interest cost by less than $0.5 million.

Multi-employer Plans

The following table summarizes the components of net periodic benefit cost related to the U.S. multi-employer plans recognized in the Combined Statements of Operations:

				Postretirement
	Pension Plans			Benefit Plans
	2007	2006	2005	2007	2006	2005

Service cost	$13	$12	$15	$1	$1	$1
Interest cost	17	15	14	1	1	1
Expected return on assets	(13)	(10)	(10)	(1)	—	—
Recognition of actuarial gain	5	5	5	—	—	—
Curtailments/settlements	—	2	—	—	—	—

Net periodic benefit costs	$22	$24	$24	$1	$2	$2

Each individual component and total periodic benefit cost for the foreign multi-employer plans were less than $0.5 million for all periods presented in the Combined Statement of Operations.

The contributions paid into the U.S. and foreign multi-employer plans on the Company’s behalf by Cadbury Schweppes were $30 million, $30 million and $34 million for 2007, 2006 and 2005, respectively.

Savings Incentive Plan

The Company sponsors a 401(k) Retirement Plan that covers substantially all employees who meet certain eligibility requirements. This plan permits both pretax and after-tax contributions, which are subject to limitations

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

imposed by Internal Revenue Service regulations. The Company matches employees’ contributions up to specified levels. The Company’s contributions to this plan were approximately $12 million in 2007 and $6 million in 2006 and 2005. The Company’s contributions for 2008 are estimated to be approximately $14 million.

14.	Stock-Based Compensation Plan

Certain of the Company’s employees participate in stock-based compensation plans sponsored by Cadbury Schweppes. These plans provide employees with stock or options to purchase stock in Cadbury Schweppes. Given that the Company’s employees directly benefit from participation in these plans, the expense incurred by Cadbury Schweppes for options granted to its employees has been reflected in the Company’s Combined Statements of Operations in “selling, general, and administrative expenses.” Stock-based compensation expense was $21 million ($13 million net of tax), $17 million ($10 million net of tax) and $22 million ($13 million net of tax) in 2007, 2006 and 2005, respectively.

Prior to January 2, 2005, the Company applied APB 25 and related interpretations when accounting for its stock-based compensation plan. Under APB 25, compensation expense was determined as the difference between the market price and exercise price of the share-based award. For fixed plans, compensation expense was determined on the date of grant. For variable plans, compensation expense was measured at each balance sheet date until the award became vested. Stock-based compensation expense for 2007, 2006 and 2005 has been determined based on SFAS 123(R), which the Company adopted effective, January 3, 2005. SFAS 123(R) requires the recognition of compensation expense in the Combined Statements of Operations related to the fair value of employee share-based awards. SFAS 123(R) revised SFAS 123 and supersedes APB 25. The Company selected the modified prospective method of transition; accordingly, prior periods have not been restated. Upon adoption of SFAS 123(R), for awards which were classified as liabilities, the Company was required to reclassify the APB 25 historical compensation cost from equity to liability and to recognize the difference between this and the fair value liability through the current year statement of operations. The cumulative effect of the change in accounting policy for 2005 is recognized as a decrease in net income of $10 million net of tax ($16 million gross) in the Company’s Combined Statements of Operations, as a separate line item “cumulative effect of change in accounting policy.”

Since January 2, 2005, the Company has recognized the cost of all unvested employee stock-based compensation plans on a straight-line attribution basis over their respective vesting periods, net of estimated forfeitures. Certain of the Company’s employee share plans contain inflation indexed earnings growth performance conditions. SFAS 123(R) requires plans with such performance criteria to be accounted for under the liability method. The liability method, as set out in SFAS 123(R), requires a liability be recorded on the balance sheet whereas no liability is required for employee share awards accounted for under the equity method. In addition, in calculating the income statement charge for share awards under the liability method, the fair value of each award must be re-measured at each reporting date until vesting whereas the equity method requires the charge be calculated with reference to the grant date fair value. This charge is calculated by estimating the number of awards expected to vest for each plan which is adjusted over the vesting period. This charge includes an allocation of stock-based compensation costs incurred by Cadbury Schweppes but which related to employees of the Company.

The outstanding value of options recognized by the equity method has been reflected in “Cadbury Schweppes’ net investment” in “total invested equity,” while the options utilizing the liability method are reflected in “accounts payable and accrued expenses” for the current portion and “other non-current liabilities” for the non-current portion. The Company did not receive cash in any year, as a result of option exercises under share-based payment arrangements. Actual tax benefits realized for the tax deductions from option exercises were $10 million, $5 million and $7 million for 2007, 2006 and 2005, respectively. As of December 31, 2007, there was $6 million of total unrecognized before-tax compensation cost related to nonvested stock-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.7 years. The total intrinsic value of options exercised during the year was $24 million, $13 million and $17 million for 2007, 2006 and 2005, respectively. An

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

expense is recognized for the fair value at the date of grant of the estimated number of shares that will be awarded to settle the awards over the vesting period of each scheme.

The Company presents the tax benefits of deductions from the exercise of stock options as financing cash inflows in the Combined Statements of Cash Flows.

Awards under the plans are settled by Cadbury Schweppes, through either repurchases of publicly available shares, or awards under the Bonus Share Retention Plan (“BSRP”) and the Long Term Incentive Plan (“LTIP”) will normally be satisfied by the transfer of shares to participants by the trustees of the Cadbury Schweppes Employee Trust (the “Employee Trust”). The Employee Trust is a general discretionary trust whose beneficiaries include employees and former employees of Cadbury Schweppes and their dependents.

The Company has a number of share option plans that are available to certain senior executives, including the LTIP and BSRP, and the Discretionary Share Option Plans (“DSOP”), full details of which are included below.

Long Term Incentive Plan

Approximately 15 senior executives of the Company have been granted a conditional award of shares under the LTIP. This award recognizes the significant contribution they make to shareowner value and is designed to incentivize them to strive for sustainable long-term performance. In 2007, awards for the 2007-2009 performance cycles were made to senior executives. Participants accumulate dividend equivalent payments both on the conditional share awards (which will only be paid to the extent that the performance targets are achieved) and during the deferral period. This part of the award is calculated as follows: number of shares vested multiplied by aggregate of dividends paid in the performance period divided by the share price on the vesting date. The current LTIP has been in place since 1997. In 2004, the Compensation Committee of Cadbury Schweppes (“the Committee”) made a number of changes to the LTIP, and the table below sets forth its key features. As explained below, from 2006, performance ranges for the growth in Underlying Earnings per Share (“UEPS”) are expressed in absolute rather than post-inflation terms.

	Awards Made Prior	Awards Made for
	to 2004	2004 Forward

Face value of conditional share award made	50%-80% of base salary	50%-120% of base salary (2004 and 2005). 80%-160% of base salary (2006 forward).
Performance conditions	Award is based on Total Stockholder Return (“TSR”) relative to the Comparator Group with a UEPS hurdle.	Half of the award is based on growth in UEPS over the three year performance period. The other half of the award is based on TSR relative to the Comparator Group.
UEPS vesting requirement[1]	For the award to vest at all, UEPS must have grown by at least the rate of inflation as measured by the Retail Price Index plus 2% per annum (over three years).	The extent to which some, all or none of the award vest depends upon annual compound growth in aggregate UEPS over the performance period:
• 30% of this half of the award will vest if the absolute compound annual growth rate achieved is 6% or more.
• 100% of this half of the award will vest if the absolute compound

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	Awards Made Prior	Awards Made for
	to 2004	2004 Forward

annual growth rate achieved is 10% or more.
• Between 6% and 10%, the award will vest proportionately.
TSR vesting requirement[1]	The extent to which some, all or none of the award vests depends on our TSR relative to the Comparator Group:	The extent to which some, all or none of the award vests depends upon our TSR relative to the Comparator Group:
	• The minimum award of 50% of the shares conditionally granted will vest at the 50th percentile ranking.	• 30% of this half of the award will vest at the 50th percentile ranking from 2006.
	• 100% of the award will vest at the 80th percentile ranking or above.	• 100% of this half of the award will vest at the 80th percentile ranking or above.
	• Between the 50th and 80th percentiles, the award will vest proportionately.	• Between the 50th and 80th percentiles, the award will vest proportionately.
Re-tests	If the TSR performance criteria is not satisfied in the initial three year performance period, the award will be deferred on an annual basis for up to three years until the performance is achieved over the extended period (i.e., either four, five or six years). If the award does not vest after six years, then it will lapse.	There are no re-tests and the award will lapse if the minimum requirements are not met in the initial three year performance period.
Comparator Group	A weighting of 75% is applied to the UKT companies in the Comparator Group, and 25% to the non-UK based companies.	The Comparator Group has been simplified and amended to include companies more relevant to the Company, and there will be no weighting as between UK and non-UK companies.

[1]	For cycles beginning in 2004 and 2005, threshold vesting was 40% of the award, and performance ranges for the growth in UEPS was expressed in post-inflation terms.

The TSR measure is a widely accepted and understood benchmark of a company’s performance. It is measured according to the return index calculated by Thomson Financial on the basis that a company’s dividends are invested in the shares of that company. The return is the percentage increase in each company’s index over the performance period. UEPS is a key indicator of corporate performance. It is measured on an absolute basis (real prior to 2006 after allowing for inflation). Sustained performance is therefore required over the performance cycle as each year counts in the calculation.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The following companies were selected as comparator companies (the “Comparator Group”) to reflect the global nature of Cadbury Schweppes business:

	Non-UK-based	Head Office
UK-based Companies	Companies	Location

Allied Domecq #	Campbell Soup	US
Associated British Foods	Coca-Cola	US
Diageo	Coca-Cola Enterprises	US
Northern Foods	Colgate-Palmolive	US
Reckitt Benckiser	ConAgra	US
Scottish & Newcastle	CSM	Netherlands
Tate & Lyle	Danone	France
Unilever	General Mills	US
	Heinz	US
	Hershey	US
	Kellogg	US
	Kraft Foods	US
	Lindt & Sprungli	Switzerland
	Nestlé	Switzerland
	Pepsi Bottling Group	US
	PepsiCo	US
	Pernod Ricard	France
	Procter & Gamble	US
	Sara Lee	US
	Wrigley	US

#	indicates a company dropped from the Comparator Group in 2005 due to it no longer being a publicly quoted company

Awards under the LTIP (both before and after 2004) will vest in full following a change in control in Cadbury Schweppes, but only to the extent that performance targets have been met at the time of the change in control unless Cadbury Schweppes decides that the awards would have vested to a greater or lesser extent had the performance targets been measured over the normal period.

The maximum number of shares issued under this plan, to all Cadbury Schweppes employees, was 3 million in each of 2007, 2006 and 2005. Awards made under this plan are classified as either equity, for those with TSR vesting conditions, or liabilities, for those with UEPS vesting conditions. The expense recognized by the Company in respect of these awards was $1 million, $1 million and $2 million in 2007, 2006 and 2005, respectively.

Bonus Share Retention Plan

The BSRP enables participants to invest all or part of their Annual Incentive Plan (“AIP”) award in Cadbury Schweppes shares (“Deferred Shares”) and earn a Cadbury Schweppes match of additional shares after three years. During the three year period, the shares are held in trust. If a participant leaves Cadbury Schweppes during the three-year period, they forfeit some of the additional shares, and in certain cases, it is possible that all of the Deferred Shares and the additional shares may be forfeited.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The number of matching shares that will be provided for grants from 2006 is as follows:

Absolute Compound Annual Growth
in Aggregate Underlying Economic
Profit (UEP) Over the Three Year	Percentage of Matching Shares
Deferral Period Equivalent to:	Awarded at the End of the Period

Below 4%	40% (Threshold)
4%	40%
8%	70%
12% or more	100% (Maximum)

There is a straight line sliding scale between those percentages. UEP is measured on an aggregate absolute growth basis, the levels of growth required to achieve the highest levels of share match being demanding. For awards made before 2006, UEP performance was measured on a real basis, with a stepped vesting scale between the threshold and maximum. Awards under the BSRP will vest in full following a change in control in Cadbury Schweppes but only to the extent that performance targets have been met at the time of the change in control unless Cadbury Schweppes decides that the awards would have vested to a greater or lesser extent had the performance targets been measured over the normal period. The 2005-2007 and 2006-2008 cycles are currently expected to result in around two-thirds of the matching shares available being awarded. Actual vesting will depend upon performance over the full vesting period.

The BSRP is available to a group of senior executives of the Company. The maximum number of shares issued to employees under this plan was 3 million in each of 2007, 2006 and 2005. The fair value of the shares under the plan is based on the market price of the Cadbury Schweppes ordinary shares on the date of the award. Where the awards do not attract dividends during the vesting period, the market price is reduced by the present value of the dividends expected to be paid during the expected life of the awards. Awards under this plan in 2005 are classified as liabilities. Awards made in 2006 are classified as equity due to changes in the nature of the plan. The expense recognized by the Company in respect of these awards was $3 million, $3 million and $2 million in 2007, 2006 and 2005, respectively.

Discretionary Share Option Plans (DSOP)

No option grants were made to Executive Directors in 2007 or 2006 as discretionary share options were removed as part of the Cadbury Schweppes’ remuneration program. No rights to subscribe for shares or debentures of any Cadbury Schweppes company were granted to or exercised by any member of any of the Director’s

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

immediate families during 2007. All existing discretionary share option plans which apply to Executive Directors use the following criteria:

	Annual Grants Made	Annual Grants Made
	Prior to May 21, 2004	After May 21, 2004

Market value of option grant made to Executive Directors	Customary grant was 300% of base salary and the maximum was 400% of base salary.	Maximum of 200% of base salary. From 2006 onwards, no such grants are made other than in exceptional circumstances.
Performance condition	Exercise is subject to UEPS growth of at least the rate of inflation plus 2% per annum over three years.	Exercise is subject to real compound annual growth in UEPS of 4% for half the award to vest and 6% real growth for the entire award to vest over three years, measured by comparison to the UEPS in the year immediately preceding grant.
Re-tests	If required, re-testing has been on an annual basis on a rolling three-year base for the life of the option.	If the performance condition is not met within the first three years, the option will be retested in year five with actual UEPS growth in year five measured in relation to the original base year.

DSOP resulted in expense recognized by the Company of $8 million, $10 million and $17 million in 2007, 2006 and 2005, respectively. The DSOP consisted of the following three plans:

(i)  A Share Option Plan for directors, senior executives and senior managers was approved by stockholders in May 1994. Options were granted prior to July 15, 2004 and are normally exercisable within a period of seven years commencing three years from the date of grant, subject to the satisfaction of certain performance criteria.

(ii) A Share Option Plan for eligible executives (previously called the Cadbury Schweppes Share Option Plan 1994, as amended at the 2004 Annual General Meeting (“AGM”) held on May 21, 2004). Options were granted after July 15, 2004, and are normally exercisable up to the 10th anniversary of grant, subject to the satisfaction of certain performance criteria.

(iii) The Cadbury Schweppes (New Issue) Share Option Plan 2004 was established by the Directors, under the authority given by stockholders in May 2004. Eligible executives are granted options to subscribe for new shares only. Subject to the satisfaction of certain performance criteria, options are normally exercisable up to the 10th anniversary of grant.

There are performance requirements for the exercising of options. The plans are accounted for as liabilities until vested, then as equity until exercised or lapsed.

Other Share Plans

Cadbury Schweppes has an International Share Award Plan (“ISAP”) which is used to reward exceptional performance of employees. Following the decision to cease granting discretionary options other than in exceptional circumstances, the ISAP is now used to grant conditional awards to employees, who previously received discretionary options. Awards under this plan are classified as liabilities until vested.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Share Award Fair Values

The fair value is measured using the valuation technique that is considered to be the most appropriate to value each class of award; these include Binomial models, Black-Scholes calculations, and Monte Carlo simulations. These valuations take into account factors such as nontransferability, exercise restrictions and behavioral considerations. Key assumptions are detailed below:

	2007
	BSRP	LTIP	ISAP

Expected volatility	N/A	15%	N/A
Expected life	3 years	3 years	1-3 years
Risk-free rate	5.5%	N/A	4.9%-5.8%
Expected dividend yield	2.5%	2.5%	2.5%-3.0%
Fair value per award (% of share price at date of
grant)	185.5%	92.8%UEPS	91.8%-99.3%
		45.1%TSR
Possibility of ceasing employment before vesting	—	—	—
Expectations of meeting performance criteria	40%	70%	100%

	2006
	BSRP	LTIP	ISAP

Expected volatility	N/A	18%	N/A
Expected life	3 years	3 years	1-3 years
Risk-free rate	4.5%	N/A	4.2%-4.9%
Expected dividend yield	2.5%	2.5%	2.3%-2.5%
Fair value per award (% of share price at date of grant)	185.2%(1)	92.8%UEPS	93.0%-99.3%
		46%TSR
Possibility of ceasing employment before
vesting	—	—	—
Expectations of meeting performance criteria	40%	70%	N/A

	2005
	BSRP	LTIP	DSOP	ISAP

Expected volatility	N/A	22%	22%	N/A
Expected life	3 years	3 years	(2)	1-3 years
Risk-free rate	4.5%	N/A	4.80%	4.3%
Expected dividend yield	2.5%	3.0%	3.0%	2.3%-2.5%
Fair value per award (% of share price at date of grant)	185.3%(1)	91.4%UEPS	23.0%	93.0%-97.8%
		49.6%TSR
Possibility of ceasing employment before vesting	—	—	9%	—
Expectations of meeting performance criteria	40%	50%	100%	N/A

(1)	Fair value of BSRP includes 100% of the matching shares available.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(2)	The fair value calculation of a discretionary share option uses an expected life to the point of expected exercise. This is determined through analysis of historical evidenced exercise patterns of option holders.

Expected volatility was determined by calculating the historical volatility of the Company’s share price over the previous three years. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of nontransferability, exercise restrictions and behavioral considerations. The risk-free rates used reflect the implied yield on zero coupon bonds issued in the UK, with periods which match the expected term of the awards valued. The expected dividend yield is estimated using the historical dividend yield of Cadbury Schweppes.

A summary of the status of the Company’s non-vested shares, in relation to the BSRP, LTIP and ISAP as of December 31, 2007, and changes during the year ended December 31, 2007, is presented below:

	Number of	Weighted
	Non-vested	Average
	Shares	Grant Date
	(’000)	Fair Value

Non-vested as of December 31, 2006	2,388	$6.61
Granted	743	4.62
Vested	(828)	6.06
Forfeitures	(417)	5.75

Non-vested as of December 31, 2007	1,886	6.26

The total grant date fair value of shares vested during the year was $5 million in 2007 and $1 million in each of 2006 and 2005. The total vested share units at December 31, 2007 was 237,447 with a weighted average grant date fair value of $6.31.

A summary of option activity during 2007, in relation to the DSOP, is presented below:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Shares	Exercise	Contractual	Intrinsic
	(’000)	Price	Term	Value

Outstanding at the beginning of the year	22,669	$8.62
Exercised	(6,006)	$8.37
Cancelled	(146)	$9.76
Other	735	$10.52

Outstanding at the end of the year	17,252	$9.00	5.3	$58,632

Exercisable at the end of the year	13,502	$8.58	4.8	$51,588

15.	Segments

The Company presents segment information in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which established reporting and disclosure standards for an enterprise’s operating segments. Operating segments are defined as components of an enterprise that are businesses, for which separate financial information is available, and for which the financial information is regularly reviewed by the Company leadership team and the chief operating decision maker.

Segment results are based on management reports, which are prepared in accordance with International Financial Reporting Standards. Net sales and underlying operating profit (“UOP”) are the significant financial measures used to measure the operating performance of the Company’s operating segments. UOP is defined as

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

income from operations before restructuring costs, non-trading items, interest, amortization and impairment of intangibles.

As of December 31, 2007, the Company’s operating structure consisted of the following four operating segments:

•	The Beverage Concentrates segment reflects sales from the manufacture of concentrates and syrups in the United States and Canada. Most of the brands in this segment are CSD brands.

•	The Finished Goods segment reflects sales from the manufacture and distribution of finished beverages and other products in the United States and Canada. Most of the brands in this segment are non-CSD brands.

•	The Bottling Group segment reflects sales from the manufacture, bottling and/or distribution of finished beverages, including sales of the Company’s own brands and third-party owned brands.

•	The Mexico and Caribbean segment reflects sales from the manufacture, bottling and/or distribution of both concentrates and finished beverages in those geographies.

Prior to December 31, 2007, the Company’s operating structure consisted of five operating segments. The five segments include Beverage Concentrates, Finished Goods, Bottling Group, Snapple Distributors, and Mexico and Caribbean. The previously reported Snapple Distributors segments is now reported under the Bottling Group segment. Financial information for all periods presented is reported under the current operating structure consisting of four reportable segments.

The Company’s current segment reporting structure is largely the result of acquiring and combining various portions of our business over the past several years. Although the Company continues to report its segments separately, due to the integrated nature of its business model, it manages its business to maximize profitability for the Company as a whole. As a result, profitability trends in individual segments may not be consistent with the profitability of the Company or comparable to its competitors.

The Company has significant intersegment transactions. For example, the Bottling Group segment purchases concentrates from the Beverage Concentrates segment. In addition, the Bottling Group segment purchases finished beverages from the Finished Goods segment. These sales are eliminated in preparing the Company’s combined results of operations. Intersegment transactions are included in segments net sales results for all periods presented.

The Company incurs selling, general and administrative expenses in each of its segments. In the Company’s segment reporting, the selling, general and administrative expenses of the Bottling Group, and Mexico and the Caribbean segments relate primarily to those segments. However, as a result of the Company’s historical segment reporting policies, certain combined selling activities that support the Beverage Concentrates and Finished Goods segments have not been proportionally allocated between these two segments. The Company also incurs certain centralized finance and corporate costs that support its entire business, which have not been directly allocated to its respective segments but rather have been allocated primarily to the Beverage Concentrates segment.

Information about the Company’s operations by operating segment for 2007, 2006 and 2005 is as follows:

	2007	2006	2005

Net Sales*
Beverage Concentrates	$1,342	$1,330	$1,304
Finished Goods	1,562	1,516	1,516
Bottling Group	3,143	2,001	241
Mexico and the Caribbean	418	408	354

Segment total	6,465	5,255	3,415
Adjustments and eliminations	(717)	(520)	(210)

Net Sales as Reported	$5,748	$4,735	$3,205

*	Intersegment revenue eliminations from the Bottling Group and Finished Goods segments were reclassified from revenues to adjustments and eliminations. Prior year balances have been recast to reflect these changes.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	2007	2006	2005

Underlying Operating Profit
Beverage Concentrates	$731	$710	$657
Finished Goods	167	172	165
Bottling Group	130	130	44
Mexico and the Caribbean	100	102	96

Segment total	1,128	1,114	962
Corporate and other	(42)	(14)	11
Adjustments and eliminations	(269)	(295)	(186)

Income before provision for income taxes, equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy as reported	$817	$805	$787

	2007	2006	2005

Depreciation
Beverage Concentrates	$12	$11	$12
Finished Goods	23	21	22
Bottling Group	79	51	5
Mexico and the Caribbean	9	11	10

Segment total	123	94	49
Corporate and other	(1)	(1)	(2)
Adjustments and eliminations	(2)	1	1

Depreciation as reported	$120	$94	$48

	December 31,	December 31,
	2007	2006

Fixed Assets
Beverage Concentrates	$84	$81
Finished Goods	135	131
Bottling Group	579	476
Mexico and the Caribbean	61	62

Segment total	859	750
Corporate and other	19	23
Adjustments and eliminations	(10)	(18)

Property, plant and equipment, net as reported	868	755
Current assets as reported	2,739	1,632
All other non-current assets as reported	6,921	6,959

Total assets as reported	$10,528	$9,346

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Reconciliation of Segment Information

Total segment net sales include Beverage Concentrates and Finished Goods sales to the Bottling Group segment. These sales amounted to $726 million in 2007 and are eliminated in the Combined Statement of Operations.

UOP represents a measure of income from operations. To reconcile the segments’ total UOP to the Company’s total income from operations on a U.S. GAAP basis, adjustments are primarily required for: (1) restructuring costs, (2) non-cash compensation charges on stock option awards, (3) amortization and impairment of intangibles and (4) incremental pension costs. In addition, adjustments are required for total company corporate costs and other items. To reconcile UOP to the line item “income before provision for income taxes, equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy” as reported on a U.S. GAAP basis, additional adjustments are required, primarily for interest expense, interest income and other expense (income).

Geographic Data

The Company utilizes separate legal entities for transactions with customers outside of the United States. Information about the Company’s operations by geographic region for 2007, 2006 and 2005 is below:

	2007	2006	2005

Net sales:
United States	$5,122	$4,151	$2,675
International	626	584	530

Net sales:	$5,748	$4,735	$3,205

	December 31,	December 31,
	2007	2006

Property, plant and equipment — net:
United States	$796	$681
International	72	74

Property, plant and equipment — net	$868	$755

Major Customers

In 2007, Wal-Mart Stores, Inc. was the Company’s only customer which accounted for 10% or more of total net sales, with $588 million of net sales for the year. These sales were reported primarily in the Finished Goods and Bottling Group segments, contributing 16% and 10% of the segments’ net sales, respectively. No customers contributed 10% or more of total net sales in 2006 or 2005.

16.	Related Party Transactions

Allocated Expenses

Cadbury Schweppes has allocated certain costs to the Company, including costs in respect of certain corporate functions provided for us by Cadbury Schweppes. These allocations have been based on the most relevant allocation method for the services provided. To the extent expenses have been paid by Cadbury Schweppes on behalf of the Company, they have been allocated based upon the direct costs incurred. Where specific identification of expenses has not been practicable, the costs of such services has been allocated based upon the most relevant allocation method to the services provided, primarily either as a percentage of net sales or headcount of the Company. The Company was allocated $161 million, $142 million and $115 million of costs in 2007, 2006 and 2005, respectively.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Cash Management

Cadbury Schweppes uses a centralized approach to cash management and financing of operations. The Company’s cash is available for use and is regularly swept by Cadbury Schweppes operations in the U.S. at its discretion. Cadbury Schweppes also funds the Company’s operating and investing activities as needed. Transfers of cash, both to and from Cadbury Schweppes’ cash management system, are reflected as a component of “Cadbury Schweppes’ net investment” in the Company’s Combined Balance Sheets.

Royalties

The Company earns royalties from other Cadbury Schweppes-owned companies for the use of certain brands owned by the Company. Total amounts earned were $1 million, $1 million and $9 million for 2007, 2006 and 2005, respectively.

Notes Receivable

The Company held a notes receivable balance with wholly owned subsidiaries of Cadbury Schweppes with outstanding principal balances of $1,527 million and $579 million as of December 31, 2007 and 2006, respectively. The Company recorded $57 million, $25 million and $36 million of interest income related to these notes for 2007, 2006 and 2005, respectively.

Debt and Payables

The Company has entered into a variety of debt agreements with other companies owned by Cadbury Schweppes. These agreements (as well as outstanding balances under the agreements) are described in Note 10.

The related party payable balances of $175 million and $183 million as of December 31, 2007 and 2006, respectively, represent non-interest bearing payable balances with companies owned by Cadbury Schweppes, related party accrued interest payable associated with interest bearing notes, and related party payables for sales of goods and services all with companies owned by Cadbury Schweppes. The non-interest bearing payable balance was $75 million and $158 million as of December 31, 2007 and 2006, respectively. The accrued interest payable balance was $11 million and $25 million at December 31, 2007 and 2006, respectively. The intercompany current payable was $89 million as of December 31, 2007.

Transactions with Dr Pepper/Seven Up Bottling Group

Prior to the Company’s acquisition of the remaining shares of DPSUBG on May 2, 2006, the Company and DPSUBG entered into various transactions in the ordinary course of business as outlined below:

Marketing support, co-packing fees and other arrangements

The Company assisted DPSUBG in a variety of marketing programs, local media advertising and other similar arrangements to promote the sale of Company-branded products. DPSUBG charged the Company co-packing fees related to the manufacture of certain Company-branded products. The Company paid DPSUBG marketing support, co-packing fees and other fees totaling $41 million and $125 million during 2006 and 2005, respectively.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Sales of beverage concentrates

DPSUBG bought concentrates from the Company for the manufacture of Company-branded soft drinks. The Company’s concentrates sales to DPSUBG totaled $100 million and $426 million during 2006 and 2005, respectively.

Sales of finished goods

DPSUBG purchased finished product from the Company for sale to retailers. The Company’s finished product sales totaled $16 million and $53 million during 2006 and 2005, respectively.

The Company had recorded receivables from DPSUBG relating to the above transactions totaling $64 million at January 1, 2006.

17.	Subsequent Events

In January 2008, the Company began to separate commingled pension plans which contained participants of both the Company and other Cadbury Schweppes global companies. As a result, the Company re-measured the projected benefit obligation of the separated pension plans. The Company expects the re-measurement to result in an increase of approximately $71 million to “other non-current liabilities” and a decrease of approximately $53 million to “accumulated other comprehensive income,” a component of invested equity. The actual pension liability and associated unamortized losses will be finalized at the separation date.

On March 10, 2008, the Company entered into arrangements with a group of lenders to provide it with an aggregate of $4.4 billion of financing. The new arrangements consist of a $2.4 billion senior credit agreement that provides a $1.9 billion term loan A facility and a $500 million revolving credit facility (collectively, the “senior credit facility”) and a 364-day bridge credit agreement that provides a $2.0 billion bridge loan facility.

The Company currently expects to borrow an aggregate of $3.9 billion under the term loan A facility and the bridge loan facility prior to the completion of the separation (assuming the conditions to such borrowing have been satisfied or waived) and the proceeds will be held in escrow pending completion of the separation.

Borrowings under the senior credit facility and the bridge loan facility will bear interest at a floating rate per annum based upon LIBOR or the alternate base rate (“ABR”), in each case plus an applicable margin which varies based upon our debt ratings, from 1.00 % to 2.50% in the case of LIBOR loans and 0.00 % to 1.50 % in the case of ABR loans. The alternate base rate means the greater of (a) JPMorgan Chase Bank’s prime rate and (b) the federal funds effective rate plus 1/2 of 1%. Based on the Company’s expected debt ratings at the time of the separation, the applicable margin for LIBOR loans would be 2.00% and for ABR loans would be 1.00%. The documentation relating to the senior credit facility and bridge loan facility contains certain provisions that allow the bookrunners to increase the interest rates or yield of the loans, add collateral, reallocate up to $500 million between the term loan A facility and the bridge loan facility (and vice versa) and modify other terms and aspects of the facilities, in each case within a limit agreed upon by the bookrunners and the Company.

* * * * *